As filed with the Securities and Exchange Commission on April 18, 2011

Registration No. 333-173548

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Renren Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8900	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

23/F, Jing An Center

8 North Third Ring Road East

Beijing, 100028

The People’s Republic of China

+86 (10) 8448-1818

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

(212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong +852 3740-4700	Alan Seem, Esq. Shearman & Sterling LLP 12th Floor East Tower, Twin Towers B-12 Jianguomenwai Dajie Beijing, 100022 China +86 (10) 5922-8000

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee(4)
Class A Ordinary Shares, par value US$0.001 per share(1)	183,195,000	US$3.67	US$671,715,000	US$77,986.11

(1)	American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-173515). Each American depositary share represents three Class A ordinary shares.
(2)	Includes 23,895,000 Class A ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)

ISSUED APRIL 18, 2011

53,100,000 American Depositary Shares

Renren Inc.

Representing 159,300,000 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Renren Inc. Each ADS represents three Class A ordinary shares of Renren Inc., par value US$0.001 per share. We are offering 42,898,711 ADSs, and the selling shareholders identified in this prospectus are offering 10,201,289 ADSs. We will not receive any of the proceeds from the ADSs sold by the selling shareholders. Prior to this offering, there has been no public market for our shares or ADSs. We anticipate the initial public offering price will be between US$9.00 and US$11.00 per ADS.

We have applied to have our ADSs listed on the New York Stock Exchange, or the NYSE, under the symbol “RENN.”

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 14.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us, Before Expenses	Proceeds to the Selling Shareholders
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

The underwriters have an option to purchase up to 7,965,000 additional ADSs from us at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments.

Immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share. Immediately after the completion of this offering, Mr. Joseph Chen, our founder, chairman and chief executive officer, and SB Pan Pacific Corporation, one of our existing major shareholders, will hold 270,258,970 and 135,129,480 Class B ordinary shares, respectively, which, together with the Class A ordinary shares they respectively hold, will represent 55.9% and 33.5%, respectively, of our aggregate voting power, assuming (i) the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (ii) we will issue and sell a total of 33,000,000 Class A ordinary shares to a group of unrelated third-party investors through concurrent private placements, which number of shares has been calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about             , 2011.

Morgan Stanley	Deutsche Bank Securities	Credit Suisse

BofA Merrill Lynch	Jefferies

Pacific Crest Securities	Oppenheimer & Co.

The date of this prospectus is                     , 2011.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding whether to invest in our ADSs, you should carefully read this entire prospectus, especially the risks of investing in our ADSs discussed under the heading “Risk Factors.”

Overview

We operate the leading real name social networking internet platform in China as measured by total page views and total user time spent on social networking websites in February 2011, based on data issued in March 2011 by iResearch. Our platform enables our users to connect and communicate with each other, share information and user-generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. We had approximately 117 million activated users as of March 31, 2011. Our goal is to continue to lead and define the internet social networking industry in China. To achieve this goal, we are focused on providing a highly engaging and interactive platform that promotes connectivity, communication and sharing among our users.

We believe our users are attracted to our large and highly engaged real name community, the broad range of rich communication features and functions on our real name social networking internet platform, our information and content-sharing features, and our offering of a variety of online games and other applications and services. Our platform includes renren.com, our main social networking website, game.renren.com, our online games center, nuomi.com, our social commerce website, and jingwei.com, our newly launched professional and business social networking service website. Our renren.com website is one of the largest social networking websites in China as measured by monthly unique visitors in February 2011, based on data issued in March 2011 by iResearch.

The quality of our user experience is reflected in the continued growth of our user base and their high level of engagement and interactivity on our platform. From January 2011 through March 2011, we added an average of approximately two million new activated users per month. Our users’ high level of engagement with our platform is reflected in the amount of time our users spend on our platform, as well as their interactions through it. For example, from January 2011 through March 2011, our unique log-in users spent a monthly average of approximately seven hours on our platform, and our users collectively produced a daily average of approximately 40 million pieces of user-generated content, including approximately three million photos and 13 million status updates.

Our market leadership stems from our track record of innovation and our pioneering role in China’s social networking service industry. We believe many features and functions that we introduced to the China market have improved the quality of our user experience and have subsequently become standard throughout the industry. For example, we believe renren.com was the first major social networking website in China to offer services like our Renren Open Platform program and Renren Connect program. Our Renren Open Platform program allows users to access high quality applications from third-party developers through our open application programming interface. Our Renren Connect program allows our users to sign in and share information and content from over 600 Renren Connect partner websites. In addition, in order to meet Chinese users’ needs and preferences for instant notification and real time communication, we created our Renren Desktop client application, which we believe is unique among major global social networking websites. This application provides real time news feed updates while also facilitating instant messaging among our users.

We believe a key driver of our long-term success is the continued rapid introduction of new services and features that can leverage our existing platform and large user base. For example, the size of our existing

renren.com user base allowed us to launch and quickly expand our social commerce services on nuomi.com, whose first social commerce offer in June 2010 resulted in purchases of over 150,000 pairs of movie tickets for a single movie theater complex in Beijing. Over 60% of nuomi.com’s users are renren.com users. Nuomi.com became a leading social commerce website in China for 2010 according to a report published in January 2011 by China e-Business Research Center. More recently, we launched jingwei.com, a professional and business social networking service website, to further leverage our existing user base.

We currently generate revenues from online advertising and internet value-added services, or IVAS. Our IVAS revenues are comprised of online games revenues and other IVAS revenues, which include revenues we earn from merchants who offer services and products on nuomi.com, paid applications on our Renren Open Platform program and VIP memberships. Our total net revenues increased from US$13.8 million in 2008 to US$46.7 million in 2009 and to US$76.5 million in 2010, representing a compound annual growth rate, or CAGR of 135.7% from 2008 to 2010. We had net income from continuing operations of US$51.9 million, a net loss from continuing operations of US$68.3 million and a net loss from continuing operations of US$61.2 million in 2008, 2009 and 2010, respectively. Our net income and net losses from our continuing operations reflect the aggregate impact of non-cash items relating to share-based compensation of US$71.6 million in income in 2008, the change in fair value of our then outstanding series D warrants, amortization of intangible assets and impairment of intangible assets of US$71.2 million in income in 2008, US$71.3 million in expenses in 2009 and US$78.6 million in expenses in 2010. All outstanding warrants to purchase series D preferred shares were exercised in December 2010.

Immediately prior to the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A and Class B ordinary shares will have the same rights, including dividend rights, except that holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share, and Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. The ADSs being sold in this offering represent Class A ordinary shares. Immediately after the completion of this offering, Mr. Joseph Chen, our founder, chairman and chief executive officer, and SB Pan Pacific Corporation, one of our existing major shareholders, will hold 270,258,970 and 135,129,480 Class B ordinary shares, respectively, which, together with the Class A ordinary shares they respectively hold, will represent 55.9% and 33.5%, respectively, of our aggregate voting power, assuming (i) the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (ii) we will issue and sell a total of 33,000,000 Class A ordinary shares to a group of unrelated third-party investors through concurrent private placements, which number of shares has been calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus.

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services and advertising businesses in China, we operate our business primarily through Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, which is our consolidated affiliated entity in China, and its subsidiaries. We do not hold any equity interest in Qianxiang Tiancheng or its subsidiaries. However, through a series of contractual arrangements with Qianxiang Tiancheng and its shareholders, we effectively control, and are able to derive substantially all of the economic benefits from, Qianxiang Tiancheng and its subsidiaries.

Our Industry

Social networking internet services provide users with interactive platforms to share and consume various forms of media content. Earlier internet communities were based on anonymity, with users assuming aliases or virtual identities in their interactions with other users. However, we believe that as users have become more comfortable and trusting in their interactions with others over the internet, the real name model for social networking has become increasingly popular, both worldwide and, more recently, in China. By mirroring real life relationships, real name social networks provide benefits to users by facilitating personal communication and sharing among actual friends and to advertisers by facilitating word-of-mouth advertising among friends and offering targeted advertising based on user’s preferences, personal traits and online activities. Social networking service providers can monetize their user base through multiple channels, including online advertising, online games, social commerce services and other IVAS.

In China, the popularity of social networking is driven by a massive addressable user base, the growing availability of internet access and favorable internet usage trends. China already has the largest internet user and mobile user populations in the world, and these user populations are forecasted to continue to grow rapidly. While social networking has already captured a considerable share of the time Chinese internet users spend online, there is still significant potential for future growth. Based on data issued in July 2010 by comScore Media Metrix, 38.4% of internet users in China engaged in online social networking as of April 2010, compared to 69.8% globally and 81.4% in the United States; and internet users in China spent 7.8% of their online time on social networking websites in April 2010, compared to 13.9% globally and 11.6% in the United States.

Our Competitive Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

•	largest real name social networking internet platform in China;

•	integrated platform consisting of multiple services and features;

•	highly engaged users;

•	rapid introduction of new features and services;

•	multiple established revenue sources;

•	large open platform that extends our reach; and

•	innovative and user-oriented culture.

Our Strategies

Our goal is to continue to lead and define the internet social networking industry in China. We intend to achieve our goal through implementing the following key strategies:

•	focusing on long-term success;

•	continually enhancing our user experience and engagement;

•	growing and broadening our user base;

•	leveraging our platform and brand to increase monetization;

•	growing mobile usage of our platform; and

•	pursuing strategic alliances and partnerships.

Our Challenges

We expect to face risks and uncertainties related to our business and industry, including those relating to our ability to:

•	increase the size and level of engagement of our user base through innovation and provision of additional features, services and applications on our platform;

•	effectively respond to competition in all aspects of our business;

•	achieve and sustain operating profit, given our history of operating losses;

•	leverage our user base to expand into new services which we believe have synergies with our platform;

•	expand our nuomi.com social commerce services nationwide, which may result in significant financial losses to us;

•	increase our revenues from online advertising and IVAS;

•	capture and retain a significant portion of the growing number of users who accesses social networking and other internet services through mobile devices; and

•	maintain a strong brand image and avoid events that could cause negative publicity and harm our reputation.

In addition, we expect to face risks and uncertainties related to our corporate structure and doing business in China, including:

•	risks associated with our control over our consolidated affiliated entity and its subsidiaries, which is based on contractual arrangements rather than equity ownership; and

•	uncertainties associated with our compliance with applicable PRC regulations and policies, including those relating to our platform and our online games and social commerce services.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties associated with our business and investing in our ADSs.

Corporate History and Structure

We began our operations in China in 2002 through Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, which has subsequently become one of our consolidated affiliated entities through the contractual arrangements described below. CIAC/ChinaInterActiveCorp, or CIAC, was incorporated in August 2005 in the Cayman Islands. CIAC wholly owns Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, a company established in Beijing, China. Qianxiang Shiji operates our business in China through a series of contractual arrangements it has entered into with our consolidated affiliated entities.

Our current holding company, Renren Inc., was incorporated in February 2006 in the Cayman Islands under our prior name, Oak Pacific Interactive, or OPI. Through a corporate restructuring, in March 2006, CIAC’s shareholders exchanged all of their outstanding ordinary and preferred shares of CIAC for ordinary and preferred shares of OPI on a pro rata basis. As a result, OPI acquired all of the equity interests in CIAC and CIAC became a wholly owned subsidiary of OPI. In December 2010, we changed our corporate name from Oak Pacific Interactive to Renren Inc.

On March 25, 2011, we implemented a ten-for-one share split. Except as otherwise indicated, all information in this prospectus concerning share and per share data gives retroactive effect to the ten-for-one share split.

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services. To comply with these restrictions, we conduct our operations in China principally through our consolidated affiliated entity, Qianxiang Tiancheng, which was established in China in October 2002, and its three wholly owned subsidiaries, namely (i) Beijing Qianxiang Wangjing Technology Development Co., Ltd., or Qianxiang Wangjing, (ii) Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., or Qianxiang Changda, and (iii) Beijing Nuomi Wang Technology Development Co., Ltd., or Beijing Nuomi. Qianxiang Wangjing is the operator of our renren.com website and holds the licenses and permits necessary to conduct our real name social networking services, online advertising and online game business in China. Beijing Nuomi is the operator of our nuomi.com website and holds the licenses and permits necessary to conduct our social commerce services in China. Qianxiang Changda is an online advertising company that plans to apply for the licenses and permits necessary to conduct our online games and real name social networking services.

The following diagram illustrates our anticipated shareholding, voting and corporate structure immediately after the completion of this offering, assuming (i) the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (ii) we will issue and sell a total of 33,000,000 Class A ordinary shares to a group of unrelated third-party investors through concurrent private placements, which number of shares has been calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus:

(1)	Consists of 270,258,970 Class B ordinary shares. Class B ordinary shares have the same rights as Class A ordinary shares except (i) in all matters subject to shareholder vote, Class B ordinary shares are entitled to ten votes whereas Class A ordinary shares are entitled to one vote, and (ii) conversion rights. For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

(2)	Consists of 270,258,971 Class A ordinary shares and 135,129,480 Class B ordinary shares.
(3)	Qianxiang Tiancheng and its three wholly owned subsidiaries, Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi, are our consolidated affiliated entities in China. Qianxiang Tiancheng is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our director and chief operating officer. We effectively control Qianxiang Tiancheng and its three subsidiaries through contractual arrangements. See “Corporate History and Structure.”

Our wholly owned PRC subsidiary Qianxiang Shiji has entered into a series of contractual arrangements with Qianxiang Tiancheng and its shareholders, which enable us to:

•	exercise effective control over Qianxiang Tiancheng and its subsidiaries through powers of attorney and business operations agreements;

•

receive substantially all of the economic benefits of Qianxiang Tiancheng and its subsidiaries in the form of service and license fees in consideration for the technical services provided, and the intellectual property rights licensed, by Qianxiang Shiji; and

•	have an exclusive option to purchase all of the equity interests in Qianxiang Tiancheng when and to the extent permitted under PRC laws.

We do not have equity interest in Qianxiang Tiancheng or its subsidiaries. However, as a result of these contractual arrangements, we are considered the primary beneficiary of Qianxiang Tiancheng and its subsidiaries and we treat them as our consolidated affiliated entities under generally accepted accounting principles in the United States, or U.S. GAAP. We have consolidated the financial results of these companies in our consolidated financial statements in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Corporate History and Structure.” For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

Corporate Information

Our principal executive offices are located at 23/F, Jing An Center, 8 North Third Ring Road East, Chao Yang District, Beijing, 100028, the People’s Republic of China. Our telephone number at this address is +86 (10) 8448-1818. Our registered office in the Cayman Islands is located at Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman, KY1-1108 Cayman Islands. Our telephone number at this address is +1 (345) 949-4900. We also have offices in over 30 cities in China, including Shanghai, Guangzhou and Wuhan.

Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above. Our corporate website is www.renren-inc.com and the information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

THE OFFERING

The following assumes that the underwriters will not exercise their over-allotment option to purchase additional ADSs in this offering, unless otherwise indicated.

ADSs offered by us	42,898,711 ADSs.

ADSs offered by the selling shareholders	10,201,289 ADSs.

Total ADSs offered	53,100,000 ADSs.

Price per ADS	We currently expect that the initial public offering price will be between US$9.00 and US$11.00 per ADS.

ADSs to Class A ordinary share ratio	Each ADS represents three Class A ordinary shares.

ADSs outstanding immediately after this offering	53,100,000 ADSs (or 61,065,000 ADSs, if the underwriters exercise in full their over-allotment option to purchase additional ADSs).

Concurrent Private Placements	Concurrently with, and subject to, the completion of this offering, a group of unrelated third-party investors consisting of entities affiliated with Alibaba Group, China Media Capital and CITIC Securities, respectively, all of which are non-US entities, have agreed to purchase from us, severally but not jointly, an aggregate of US$110 million in Class A ordinary shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio. Assuming an initial offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, these investors will purchase a total of 33,000,000 Class A ordinary shares from us. Our proposed issuance and sale of Class A ordinary shares to these investors are being made through private placements pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the Securities Act. All of these investors have agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the private placements for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Ordinary shares outstanding immediately after this offering

1,185,218,103 shares, comprised of (i) 779,829,653 Class A ordinary shares (including 33,000,000 Class A ordinary shares we will issue in private placements concurrently with this offering, which number of shares has been calculated based on an initial offering price of

US$10.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) and (ii) 405,388,450 Class B ordinary shares.

The ADSs	The depositary will hold the Class A ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	Immediately prior to the completion of this offering, our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, including dividend rights, except for voting and conversion rights. In respect of matters requiring shareholder approval, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Class B ordinary shares will automatically convert into the same number of Class A ordinary shares under certain circumstances. For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 7,965,000 ADSs to cover over-allotments.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 3,717,000 ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Use of proceeds	We expect that we will receive net proceeds of approximately US$507.9 million from this offering and the concurrent private placements, or US$582.7 million if the underwriters exercise in full their over-allotment option to purchase additional ADSs, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus. We intend to use the net proceeds from this offering and the concurrent private placements as follows: (i) approximately US$180 million for investing in our technology and research and development activities; (ii) approximately US$180 million for expanding our sales and marketing activities; and (iii) the balance for other general corporate purposes, including potential strategic acquisitions and investments. See “Use of Proceeds” for more information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

NYSE symbol	RENN

Depositary	Citibank, N.A.

Lock-up	We, our directors and executive officers, and our principal existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. In addition, we have instructed Citibank, N.A., as depositary, not to accept any deposit of ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct the depositary with the prior written consent of the representatives of the underwriters. See “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•

is based upon 1,023,521,970 ordinary shares outstanding as of the date of this prospectus, assuming the conversion of all outstanding preferred shares into 725,668,320 ordinary shares immediately upon the completion of this offering;

•	excludes 48,337,290 ordinary shares issuable upon the exercise of share options outstanding as of the date of this prospectus, at a weighted average exercise price of US$0.42 per share;

•	excludes 27,690,530 restricted ordinary shares (i.e. ordinary shares issued but unvested) as of the date of this prospectus; and

•	excludes 71,129,128 ordinary shares reserved for future issuances under our equity incentive plans.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the summary consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our balance sheet data as of December 31, 2008 has been derived from our audited financial statements not included elsewhere in this prospectus. You should read this summary consolidated financial data together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Year ended December 31,
	2008	2009	2010
	(in thousands of US$, except for share, per share and per ADS data)
Summary Consolidated Statement of Operations Data:
Net revenues	$13,782	$46,684	$76,535
Cost of revenues	5,667	10,379	16,624

Gross profit	8,115	36,305	59,911

Operating expenses(1):
Selling and marketing	7,111	19,375	20,281
Research and development	4,921	12,937	23,699
General and administrative	4,045	6,510	7,511
Impairment of intangible assets	—	211	739

Total operating expenses	16,077	39,033	52,230

(Loss) gain from operations	(7,962)	(2,728)	7,681

Change in fair value of warrants	72,875	(68,184)	(74,364)
Exchange (loss) gain on dual currency deposit	(12,908)	1,673	3,781
Interest income	801	288	335
Realized gain on marketable securities	—	755	—
Gain on disposal of cost of method investment	—	—	40
Impairment of cost method investment	(350)	—	—

Income (loss) before provision for income tax and loss in equity method investment, net of income taxes	52,456	(68,196)	(62,527)
Income tax (expenses) benefit	(523)	31	1,332

Income (loss) before loss in equity method investment, net of income taxes	51,933	(68,165)	(61,195)
Losses in equity method investment, net of income taxes	(41)	(102)	—

Income (loss) from continuing operations	51,892	(68,267)	(61,195)
Discontinued operations:
Loss from discontinued operations, net of tax	(2,740)	(2,481)	(4,301)
Gain on disposal of discontinued operations, net of tax	—	633	1,341

Loss on discontinued operations, net of tax	(2,740)	(1,848)	(2,960)
Net income (loss)	49,152	(70,115)	(64,155)
Add: Net loss attributable to the noncontrolling interest	185	—	—

Net income (loss) attributable to Renren Inc.	$49,337	$(70,115)	$(64,155)

Net income (loss) per share:
Income (loss) from continuing operations per share attributable to Renren Inc. shareholders:
Basic	$0.00	$(0.34)	$(0.30)
Diluted	$0.00	$(0.34)	$(0.30)

Loss from discontinued operations per share attributable to Renren Inc. shareholders:
Basic	$(0.01)	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)	$(0.01)

Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.01)	$(0.35)	$(0.31)
Diluted	$(0.01)	$(0.35)	$(0.31)

Net loss per ADS(2):
Basic	$(0.02)	$(1.03)	$(0.94)
Diluted	$(0.02)	$(1.03)	$(0.94)

Weighted average number of shares used in calculating net income (loss) per ordinary share:
Basic	247,587,070	250,730,367	244,613,530
Diluted	251,533,130	250,730,367	244,613,530

(1)	Including share-based compensation expenses as set forth below:

	Year ended December 31,
	2008	2009	2010
	(in thousands of US$)
Allocation of Share-based Compensation Expenses:
Selling and marketing	$79	$78	$121
Research and development	176	232	572
General and administrative	977	1,946	2,105

Total share-based compensation expenses	$1,232	$2,256	$2,798

(2)	Each ADS represents three Class A ordinary shares.

	As of December 31,
	2008	2009	2010
			Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$51,424	$90,376	$136,063	$136,063	$643,940
Short-term investments	14,369	36,369	62,318	62,318	62,318
Accounts receivable, net	5,991	14,362	12,815	12,815	12,815
Warrants-asset	63,710	—	—	—	—
Total current assets	138,011	147,409	437,519	437,519	945,396
Total assets	165,244	179,122	456,474	456,474	964,351
Warrants-liability	—	21,481	—	—	—
Total current liabilities	9,640	40,769	25,391	25,391	25,391
Total liabilities	10,881	41,706	25,907	25,907	25,907
Series C convertible redeemable preferred shares	36,764	28,520	28,520	—	—
Series D convertible redeemable preferred shares	130,000	193,398	571,439	—	—
Total equity (deficit)	$(12,401)	$(84,502)	$(169,392)	$430,567	$938,444

Notes:
(1)	Our consolidated balance sheet data as of December 31, 2010 on a pro forma basis reflects the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares upon the closing of this offering.
(2)	Our consolidated balance sheet data as of December 31, 2010 on a pro forma as adjusted basis reflects (a) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares upon the closing of this offering; (b) the net proceeds we will receive in this offering, and (c) the net proceeds we will receive from our issuance and sale of Class A ordinary shares to a group of third-party investors through concurrent private placements, in each of (b) and (c) above, assuming an initial offering price of US$10.00 per ADS (equivalent to US$3.33 per Class A ordinary share), the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus.

Non-GAAP Financial Measure

To supplement income (loss) from continuing operations presented in accordance with U.S. GAAP, we use adjusted net income (loss) as a non-GAAP financial measure. We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, change in fair value of warrants, amortization of intangible assets and impairment of intangible assets. We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance, in addition to income (loss) from continuing operations prepared in accordance with U.S. GAAP. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, change in fair value of warrants, amortization of intangible assets and impairment of intangible assets. Pursuant to U.S. GAAP, we recognized the change in fair value of the then outstanding series D warrants in the statement of operations for the periods presented. All outstanding warrants to purchase series D preferred shares were exercised in December 2010.

The use of adjusted net income (loss) has material limitations as an analytical tool. One of the limitations of using this non-GAAP financial measure is that it does not include share-based compensation expenses, which have been and will continue to be significant recurring factors in our business. In addition, although amortization is a non-cash charge, the assets being amortized often will have to be replaced in the future, and adjusted net income (loss) does not reflect any cash requirements for such replacements. Furthermore, because adjusted net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income (loss) as a substitute for or superior to income (loss) from continuing operations prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth the calculation of our adjusted net income (loss), which is determined by adding back to our income (loss) from continuing operations presented in accordance with U.S. GAAP (i) share-based compensation expenses, (ii) change in fair value of warrants, (iii) amortization of intangible assets and (iv) impairment of intangible assets.

	Year ended December 31,
	2008	2009	2010
	(in thousands of US$)
Income (loss) from continuing operations	$51,892	$(68,267)	$(61,195)
Add back: share-based compensation expenses	1,232	2,256	2,798
Add back: change in fair value of warrants	(72,875)	68,184	74,364
Add back: amortization of intangible assets	412	608	673
Add back: impairment of intangible assets	—	211	739

Adjusted net income/(loss)	$(19,339)	$2,992	$17,379

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

If we fail to continuously anticipate user preferences and provide attractive services and applications on our platform, we may not be able to increase the size and level of engagement of our user base.

Our success depends on our ability to grow our user base and keep our users highly engaged on our platform, which we refer to as our SNS platform. In order to attract and retain users and compete against our direct competitors and other channels for communication, sharing and entertainment over the internet, we must continue to innovate and introduce services and applications that our users find enjoyable and cause them to return to our SNS platform more frequently and for longer durations. For example, we must continue to develop new functions and features on our SNS platform that appeal to users, develop or acquire licenses to popular online games, and offer social commerce deals that are attractive to our users. The popularity of social networking websites, online games, social commerce and other internet services is difficult to predict, and we cannot be certain that the services we offer will continue to be popular with our users or sufficiently successful to offset the costs incurred to offer these services. Given that we operate in the emerging and rapidly evolving social networking industry in China, we need to continuously anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to anticipate and meet the needs of our users, the size and engagement level of our user base may decrease. Furthermore, because of the viral nature of social networking, users may leave our website for competitor websites more quickly than in other online sectors, despite the fact that it would be time-consuming for them to restart the process of establishing connections with friends and post photos and other content on another website. A decrease in the number of our users would render our platform less attractive to advertisers and users and may decrease our advertising and IVAS revenues, which may have a material and adverse effect on our business, financial condition and results of operations.

In addition, we believe the new services we may pursue will depend upon our ability to maintain and increase the user base for our SNS platform, the level of user engagement on our platform and the stickiness of our platform. For example, over 60% of the users of our nuomi.com social commerce website are users of renren.com. Similarly, revenues from our online games depend on the continued success of our SNS platform, as many of our game players access our games from renren.com. If we are unable to maintain or increase the size and level of engagement of our user base for our SNS platform, the performance of our new services may be materially and adversely affected.

We face significant competition in almost every aspect of our business. If we fail to compete effectively, we may lose users to competitors, which could materially and adversely affect our ability to maintain and increase revenues from online advertising and IVAS.

We face significant competition in almost every aspect of our business, particularly from companies that provide social networking, internet communication, online games, search functions and/or other products and services, such as Tencent, Inc., kaixin001.com and SINA Corporation. We also compete for online advertising revenues with other websites that sell online advertising services in China. In addition, we indirectly compete for advertising budgets with traditional advertising media in China, such as television and radio stations, newspapers and magazines, and major out-of-home media. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users and advertisers. In addition, some of our competitors have significantly larger user bases and more established brand names and may be able to effectively leverage their user bases and brand names to provide integrated internet communication, online games, social networking and other products and services, and increase their respective market shares.

We may also face potential competition from global social networking service providers that seek to enter the China market. We believe that PRC social networking websites, including us, are likely to have a competitive advantage over international competitors entering the China market, as these companies, so far, are likely to lack operational infrastructure in China and content localization experience, and the websites of some global social networking service providers, such as Facebook, are currently not accessible in the PRC. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international competitors such as Facebook form alliances with or acquire PRC domestic internet companies, or otherwise enter the China market.

Our social commerce services face intense competition from the rapidly growing number of social commerce service providers in China, including lashou.com, meituan.com and dianping.com. Leading international social commerce service providers, such as Groupon, Inc., are also expanding into the China market. In addition, some other leading Chinese internet companies have announced the launch of social commerce offerings. The social commerce industry in China has become extremely competitive, and some of our competitors are adopting aggressive measures to increase their market share. We may not be able to compete effectively to maintain or increase our market share.

If we are not able to effectively compete, our user base and level of user engagement may decrease, which could make us less attractive to advertisers and materially and adversely affect our ability to maintain and increase revenues from online advertising, and which may also reduce the number of paying users that purchase our IVAS. Similarly, we may be required to spend additional resources to further increase our brand recognition and promote our services in order to compete effectively, especially with respect to marketing of our social commerce and other new services to capture market share, which could adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity regarding our services, such disputes, regardless of their veracity or outcome, may harm our brand image and in turn result in a decreased number of users. In addition, any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

If we do not successfully expand into new services for our platform, our future results of operations and growth prospects may be materially and adversely affected.

The core of our business has been providing a real name SNS platform and deriving advertising revenues from advertisements displayed on our platform. In recent years, in an effort to meet the expanding needs of our users while diversifying our revenue sources, we have leveraged our large and growing user base to launch new services which we believe have synergies with our SNS platform, such as online games, social commerce and our newly launched professional and business social networking service website. However, the social commerce business model is new and unproven and the online games industry may not grow at the same rate as in the past. Furthermore, expansions into new services may present operating and marketing challenges that are different from those that we currently encounter. For each new service we offer, we face competition from many large and established market participants, and in the case of social commerce service, from many other players who are investing significantly in this business. If we cannot successfully address the new challenges and compete effectively in our new services, we may not be able to develop a sufficiently large user base, recover costs incurred for developing and marketing new services, or achieve profitability from these services, and our future results of operations and growth prospects may be materially and adversely affected.

Our social commerce services entail many aspects that are not a part of our other services and with which we have little or no experience.

Our social commerce services require us to engage in activities that have not been a substantial part of our other services, and with which we have little or no experience. For example, in order to arrange high quality social commerce deals for each day in each location covered by nuomi.com, we have introduced local sales teams, who work directly with local merchants or event organizers seeking to target users in a specific city or region, and we may not be able to effectively manage these local sales teams. If we fail to perform in these aspects of our social commerce services with which we have little or no experience, our social commerce services and its prospects may be materially and adversely affected.

We plan to invest significantly in the nationwide expansion of our social commerce services and we may not be successful in this new endeavor, which could adversely affect our results of operations and financial condition.

Since June 2010, we have provided social commerce services through nuomi.com. We plan to invest significantly in the nationwide expansion of our social commerce services. As a result of the short history of the social commerce industry in China, its potentially volatile growth, and the various measures being implemented by social commerce service providers attempting to establish themselves in the industry, our ability to successfully implement our nationwide expansion strategy is subject to various risks and uncertainties, including:

•	our ability to compete effectively with the increasing number of social commerce service providers;

•	the significant investments required to promote and improve our services to users;

•	the significant investments required to market and demonstrate the value of our social commerce services to merchants;

•	our ability to maintain our reputation and brand in the social commerce service industry; and

•	uncertainties regarding the evolution of the PRC laws and regulations applicable to the social commerce industry, including with respect to business tax obligations.

If we are unable to manage these risks and successfully implement our expansion plans, our future results of operations and financial condition may be adversely affected.

The business opportunities for SNS, online games, social commerce and other internet services in China are continuously evolving and may not grow as quickly as expected, in ways that are consistent with other markets, or at all.

Our business and prospects depend on the continuous development of emerging internet business models in China, including those for social networking, online games and social commerce. Our main internet services have distinct business models which may differ from models for these businesses in other markets, such as the United States, and that are in varying stages of development and monetization. We cannot assure you that the social networking, online games and social commerce industries in China will continue to grow as rapidly as they have in the past, in ways that are consistent with other markets, or at all. With the development of technology, new internet services may emerge which are not a part of our service offerings and which may render social networking services, online games or social commerce less attractive to users. The growth and development of the social networking, online games and social commerce industries is affected by numerous factors, such as the macroeconomic environment, regulatory changes, technological innovations, development of internet and internet-based services, users’ general online experience, cultural influences and changes in tastes and preferences. If the social networking, online games and social commerce industries in China do not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be adversely affected.

If we fail to keep up with the technological developments and users’ changing requirements, our business and prospects may be materially and adversely affected.

The social networking, online games and social commerce industries are subject to rapid and continuous changes in technology, user preferences, the nature of services offered and business models. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from technological developments. If we do not adapt our services to such changes in an effective and timely manner, we may suffer from decreased user traffic, which may result in a reduced number of advertisers for our online advertising services or a decrease in their advertising spending. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We may not successfully execute our business strategies due to a variety of reasons such as technical hurdles, misunderstanding or erroneous prediction of market demand or lack of necessary resources. Failure in keeping up with technological development may result in our platform being less attractive, which in turn, may materially and adversely affect our business and prospects.

We have experienced net losses in the past, and you should consider our prospects in light of the risks and uncertainties fast-growing companies in evolving industries with limited operating histories, such as ours, may be exposed to or encounter.

We had net income from continuing operations of US$51.9 million, a net loss from continuing operations of US$68.3 million and a net loss from continuing operations of US$61.2 million in 2008, 2009 and 2010, respectively. Our net income and net losses from our continuing operations reflect the aggregate impact of non-cash items relating to the change in fair value of our then outstanding series D warrants, share-based compensation, amortization of intangible assets and impairment of intangible assets of US$71.2 million in income in 2008, US$71.3 million in expenses in 2009 and US$78.6 million in expenses in 2010. All outstanding warrants to purchase series D preferred shares were exercised in December 2010. In addition to the aggregate impact of these non-cash items, our results of operations for the past three years were affected by costs and expenses required to build, operate and expand our SNS platform, grow our user base, promote our Renren brand, develop our own products and services, license third-party products and applications, and make strategic investments. We expect that we will continue to incur research and development, marketing and other costs to launch new services and grow our user and advertiser bases.

Our ability to achieve profitability is affected by various factors, some of which are beyond our control. For example, our revenues and profitability depend on the continuous development of the online advertising industry in China and advertisers’ allocation of more of their budgets to SNS websites. We cannot assure you that online advertising will become more widely accepted in China or that advertisers will increase their spending on SNS websites. In addition, the success of our online games depends on our ability to internally develop or license from third parties games that are attractive to our user base. Furthermore, the success of our social commerce services depends on our ability to maintain and grow our user and merchant base while earning commissions from merchants that offer attractive discounts to the users of our nuomi.com website, and as competition in China’s social commerce intensifies, we may choose to invest heavily in our nuomi.com services to gain market share, which may result in substantial losses for us. We may continue to incur net losses in the future and you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries such as the SNS, online games and social commerce industries in China.

We rely on online advertising for a substantial proportion of our revenues. If the online advertising industry in China or advertisers’ willingness to advertise on our SNS platform grow slower than expected, our revenues, profitability and prospects may be materially and adversely affected.

In 2008, 2009 and 2010, online advertising accounted for 49.2%, 39.4% and 41.8%, respectively, of our total net revenues. Consequently, our profitability and prospects depend on the continuous development of the online advertising industry and advertisers’ allocation of an increasing portion of their budgets to social networking websites in China. However, the internet penetration rate in China is relatively low as compared to most developed countries, and many advertisers in China have limited experience with online advertising and have historically allocated a small portion of their advertising budgets to online advertising. Advertising on social networking websites is an even newer marketing channel in China, and those companies which are willing to begin advertising online may decide to utilize more established methods or channels for online advertising, such as the more established Chinese internet portals or search engines. Advertisers’ willingness to advertise on our SNS platform may be affected by a number of factors, some of which are beyond our control, including:

•	our ability to develop a larger and more engaged user base for our SNS platform with demographic characteristics that are more attractive to advertisers;

•	acceptance of advertising online in general and SNS platforms in particular as an effective marketing channel;

•	our development of tailored advertising solutions to meet advertisers’ needs; and

•	changes in government regulations or policies affecting the online advertising industry or the social networking industry in China.

We also may be unable to respond adequately to changing trends in online advertising or advertiser demands or preferences or keep up with technological innovation and improvements in the measurement of user traffic and online advertising. If the online advertising market size does not increase from current levels or we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of online advertising revenues, and our profitability and prospects could be materially and adversely affected.

If we are unable to successfully capture and retain a significant portion of the growing number of users that accesses social networking and other internet services through mobile devices, we may lose users, which may have a material adverse effect on our business, financial condition and results of operations.

Our real name SNS platform is now accessible to users from any internet-enabled device, and we offer versions of our services and client applications that have been optimized for mobile device operating systems, including for iPhone, Android and Symbian. An important element of our strategy is to continue to develop new mobile applications to capture a greater share of the growing number of users that access social networking, online games, social commerce and other internet services through smart phones and other mobile devices. The lower resolution, functionality, and memory associated with some mobile devices make the use of our products and services through such devices more difficult and the versions of our products and services we develop for these devices may fail to prove compelling to users, manufacturers or distributors of alternative devices. Manufacturers or distributors may establish unique technical standards for their devices, and our products and services may not work or be viewable on these devices as a result. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these devices and we may need to devote significant resources to the creation, support, and maintenance of such services. Furthermore, new social networking services may emerge which are specifically created to function on mobile platforms, as compared to our SNS platform that was originally designed to be accessed through personal computers, or PCs, and such new services may operate more effectively through mobile devices than our own. If we are unable to attract and retain a substantial number of mobile device users to our products and services, or if we are slower than our competitors in developing attractive services that are adapted for such devices, we may fail to capture a significant share of an increasingly important portion of the market for our services or lose existing users, either of which may have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain and enhance our Renren, Nuomi and other brands, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our Renren, Nuomi and other brands is of significant importance to the success of our business. Well-recognized brands are critical to increasing the number and the level of engagement of our users and, in turn, enhancing our attractiveness to advertisers. Since we operate in a highly competitive market, maintaining and enhancing our brands directly affects our ability to maintain our market position.

Historically, with our large and growing user base, our broad range of rich communication features and functions, our information and content-sharing features, and our portfolio of online games and other services and applications, we have developed our reputation and established our leading market position in the social networking industry in China by providing our users with a superior online experience. As a company with a limited operating history in our current business, we have conducted and may continue to conduct various marketing and brand promotion activities, both through cooperation with our business partners and through more traditional methods, such as television advertisements. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect. In addition, any negative publicity in relation to our services or products, regardless of its veracity, could harm our brands and the perception of our brands in the market.

We have received in the past and expect to continue to receive complaints from users, including users of our nuomi.com website regarding the quality or availability of the products, services and events offered on nuomi.com by the various merchants with whom we contract. The responsibility to users for the quality and availability of products, services and events offered on nuomi.com is borne by the merchants, not by us. However, regardless of which party bears such legal responsibility, if our users’ complaints are not addressed to their satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business and prospects.

We may not be able to manage our expansion effectively.

We have experienced rapid growth in our business in recent years. The number of renren.com’s activated users increased from approximately 33 million as of December 31, 2008 to approximately 110 million as of December 31, 2010, and our monthly unique log-in users increased from approximately 17 million in December 2008 to approximately 24 million in December 2010. In March 2011, we had approximately 31 million monthly unique log-in users. In addition, the number of our employees grew rapidly from 791 as of December 31, 2008 to 1,570 as of December 31, 2010. We expect to continue to grow our user base and our business operations. Our rapid expansion may expose us to new challenges and risks. To manage the further expansion of our business and the expected growth of our operations and the number of our research and development, sales and other personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and controls. We also need to train, manage and motivate our growing employee base. In addition, we need to maintain and expand our relationships with advertisers, advertising agencies, Renren Connect partner websites, third-party developers of online games and applications offered on our platform, merchants for our nuomi.com services and other third parties. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansions effectively, our business, results of operations and prospects may be materially and adversely affected.

Content posted or displayed on our websites may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and reputational harm. The website operator may also be held liable for such censored information displayed on or linked to their website. For a detailed discussion, see “Regulation—Regulations on Value-Added Telecommunications Services,” “Regulation—Regulations on Internet Content Services” and “Regulation—Regulations on Information Security and Censorship.”

Through our SNS platform, we allow users to upload written materials, images, pictures and other content on our platform, including via message boards, blogs, email, chat rooms, or image-sharing webpages, and also allow users to share, link to and otherwise access audio, video and other content from other websites through our platform, including through hypertext links, news feeds, Renren Like, Renren Share and our Renren Connect program. In addition, we allow users to download, share and otherwise access games and other applications on and through our platform, including through our online games center and Renren Open Platform program. For a description of how content can be accessed on or through our SNS platform, and what measures we take to lessen the likelihood that we will be held liable for the nature of such content, see “Business—Technology and Infrastructure—Anti-spamming and other filtering systems” and “—Risks Related to Our Business and Industry—We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.”

Failure to identify and prevent illegal or inappropriate content from being displayed on or through our websites may subject us to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a website operator. To the extent that PRC regulatory authorities find any content displayed on or through our websites objectionable, they may require us to limit or eliminate the dissemination or availability of such content on our websites in the form of take-down orders or otherwise. Such regulatory authorities may also impose penalties on us based on content displayed or made available through our websites in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations, which would materially and adversely affect our business, results of operations and reputation. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being uploaded or made available by an increasing number of users and third-party partners and developers.

Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our services.

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. As of March 31, 2011, our platform had accumulated a total of approximately 2.9 billion photos, 249 million blogs and 20.8 billion comments or reviews. We apply strict management and protection to any information provided by users, and under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is shared with advertisers, IVAS providers or others may adversely affect our ability to share certain data with advertisers, which may limit certain methods of targeted advertising. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on our platform. A significant reduction in user traffic could lead to lower advertising revenues or lower IVAS revenues, which could have a material adverse effect on our business, financial condition and results of operations.

We could be liable for any breach of security relating to our payment platforms or the third-party online payment platforms we use, and concerns about the security of internet transactions could damage our reputation, deter current and potential users from using our platform and have other adverse consequences to our business.

Currently, we directly sell a substantial portion of our virtual currency and other paid services and applications to our users and game players through third-party online payment platforms using the internet or mobile networks. In all these online payment transactions, secured transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks is essential to maintain consumer confidence. In addition, we expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. As a result, associated online crimes will likely increase as well. Our current security measures and those of the third parties with whom we transact business may not be adequate. We must be prepared to increase and enhance our security measures and efforts so that our users and game players have confidence in the reliability of the online payment systems that we use, which will impose additional costs and expenses and may still not guarantee complete safety. In addition, we do not have control over the security measures of our third-party online payment vendors. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of the online payment systems that we use.

A significant barrier to financial transactions or other electronic payment processing platforms over the internet in general has been public concern over the security of online payments. If these concerns are not adequately addressed, they may inhibit the growth of paid online services generally. In 2010, 58.2% of our total net revenues were derived from IVAS, which users purchase using bank cards, SMS and mobile payment and other payment methods, and we plan to increase this percentage in the future. If a well-publicized internet or mobile network breach of security were to occur, the perceived security of the online payment systems may be damaged, and users concerned about the security of their transactions may become reluctant to purchase our IVAS even if the publicized breach did not involve payment platforms or methods used by us.

If any of the above were to occur and damage our reputation or the perceived security of the online payment systems that we use, we may lose users and user traffic, and users may be discouraged from purchasing our IVAS, which may have an adverse effect on our business. Any significant reduction in user traffic could lead to lower advertising revenues or lower IVAS revenues.

Spammers and malicious applications may make our services less user-friendly, and distort the data used for advertising purposes, which could reduce our ability to attract advertisers.

Spammers use our platform and services to send targeted and untargeted spam messages to users, which may embarrass or annoy users and make usage of our services and networks more time-consuming and less user-friendly. As a result, our users may use our services less or stop using them altogether. As part of fraudulent spamming activities, spammers typically create multiple user accounts, such as accounts being set-up for the purposes of sending spam messages. Although we have technologies and employees that attempt to identify and delete accounts created for spamming purposes, we are not able to eliminate all spam messages from being sent on our platform.

In addition, we have limited ability to validate or confirm the accuracy of information provided during the user registration process. Inaccurate data with respect to the number of unique individuals registered and actively using our services may cause advertisers to reduce the amount spent on advertising through our websites. In addition, use of applications that permit users to block advertisements may become widespread, which could make online advertising less attractive to advertisers. Any such activities could have a material adverse effect on our business, financial condition and results of operations.

Advertisements shown on our websites may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our websites to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to website posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

As the social commerce service industry is at an early stage of development in China, it is unclear whether these PRC advertising laws and regulations or similar laws or regulations apply or will apply to our social commerce services.

While significant efforts have been made to ensure that the advertisements shown on our websites are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Online communications among our users may lead to personal conflicts, which could damage our reputation, lead to government investigation and have a material and adverse effect on our business.

Our users engage in highly personalized exchanges over our platform. Users who have met online through our services may become involved in emotionally charged situations and could suffer adverse moral, emotional or physical consequences. Such occurrences could be highly publicized and have a significant negative impact on our reputation. Government authorities may require us to discontinue or restrict those services that would have led, or may lead, to such events. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.

We rely on third parties to provide a number of important services in connection with our business, and any disruption to the provision of these services to us could materially and adversely affect our business and results of operations.

Our business is to a significant extent dependent upon services provided by third parties and relationships with third parties. Substantially all of our online advertising revenues are generated through agreements entered into with various third-party advertising agencies, and we rely on these agencies for sales to, and collection of payment from, our advertisers. We do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business opportunities to other advertising service providers, including our competitors. If we fail to retain and enhance the business relationships with these third-party advertising agencies, we may suffer from a loss of advertisers and our business, financial condition and results of operations may be materially and adversely affected.

In addition, a significant portion of our IVAS revenues are generated from online games and applications developed by third parties, and if we are unable to obtain or renew licenses to such games or attract application developers to our platform, we could be required to devote greater resources and time to develop attractive games and applications on our own or license new games and applications from other parties.

If the third parties on which we rely fail to provide their services effectively, terminate their service or license agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations. Certain third-party service providers could be difficult and costly to replace, and any disruption to the provision of these services to us may have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our websites. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Problems with our network infrastructure or information technology systems could impair our ability to provide services.

Our ability to provide our users with a high quality online experience depends on the continuing operation and scalability of our network infrastructure and information technology systems. The risks we face in this area include:

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our systems are potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking and similar events;

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we may encounter problems when upgrading our systems or services and undetected programming errors could adversely affect the performance of the software we use to provide our services. The development and implementation of software upgrades and other improvements to our internet services is a complex process, and issues not identified during pre-launch testing of new services may only become evident when such services are made available to our entire user base; and

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we rely on servers, data centers and other network facilities provided by third parties, and the limited availability of third-party providers with sufficient capacity to house additional network facilities and broadband capacity in China may lead to higher costs or limit our ability to offer certain services or expand our business. In particular, electricity, temperature control or other failures at the data centers we use may adversely affect the operation of our servers or result in service interruptions or data loss.

These and other events have led and may in the future lead to interruptions, decreases in connection speed, degradation of our services or the permanent loss of user data and uploaded content. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our reputation or relationships with our users or advertisers may be damaged and our users and advertisers may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

We allow users to upload written materials, images, pictures and other content on our platform and download, share, link to and otherwise access games and applications (some of which are developed by third parties) as well as audio, video and other content either on our platform or from other websites through our platform. We have procedures designed to reduce the likelihood that content might be used without proper licenses or third-party consents. See “Business—Technology and Infrastructure—Anti-spamming and other filtering systems.” However, these procedures may not be effective in preventing the unauthorized posting of copyrighted content.

With respect to games and applications developed by third parties, we have procedures designed to reduce the likelihood of infringement. However, such procedures might not be effective in preventing third-party games and applications from infringing other parties’ rights. We have and may continue to face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our services or published on our websites. See “Regulation— Regulations on Intellectual Property Rights.”

Intellectual property claims and litigation are expensive and time-consuming to investigate and defend, and may divert resources and management attention from the operation of our business. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our websites to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

We may be subject to patent infringement claims with respect to our SNS platform.

Our technologies and business methods, including those relating to our SNS platform, may be subject to third-party claims or rights that limit or prevent their use. Certain U.S.-based companies have been granted patents in the United States relating to SNS platforms and similar business methods and related technologies. While we believe that we are not subject to U.S. patent laws since we conduct our business operations outside of the United States, we cannot assure you that U.S. patent laws would not be applicable to our business operations, or that holders of patents relating to a SNS platform would not seek to enforce such patents against us in the United States or China. For example, we are aware that Facebook applied for a number of patents relating to its social networking system and methodologies, platform and other related technologies. In addition, many parties are actively developing and seeking protection for internet-related technologies, including seeking patent protection in China. There may be patents issued or pending that are held by others that relate to certain aspects of our technologies, products, business methods or services. Although we do not believe we infringe third-party patents, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and involve uncertainty. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were sued for patent infringement claims with respect to our SNS platform and were found to infringe such patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our SNS platform, which would have a material adverse effect on our results of operations and prospects.

Our own intellectual property rights may be infringed, which could materially and adversely affect our business and results of operations.

We rely on a combination of monitoring and enforcement of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures, to protect our intellectual property rights. Despite our precautions, third parties may obtain and use without our authorization our intellectual property, which includes trademarks related to our brands, products and services, patent applications, registered domain names, copyrights in software and creative content, trade secrets and other intellectual property rights and licenses. Historically, the legal system and courts of the PRC have not protected intellectual property rights to the same extent as the legal system and courts of the United States, and companies operating in the PRC continue to face an increased risk of intellectual property infringement. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving in China and abroad, which may make it more difficult for us to protect our intellectual property, and could have a material adverse effect on our business, financial condition and results of operations. For example, other companies have in the past copied the concepts, the look and feel and even material parts of the online games that we have developed. In such instances, we have filed and may in the future from time to time file lawsuits for copyright infringement.

If we are unable to successfully develop and source new online games, our business prospects, financial condition and results of operations may be materially and adversely affected.

We have a diverse and attractive portfolio of games that have synergies with our renren.com user base. Our net revenues from online games accounted for 45.5%, 50.5% and 45.0% of our total net revenues in 2008, 2009 and 2010, respectively. As a result, we must continue to develop and source new online games that appeal to our game players. We develop and source new online games through our multi-channel strategy, including in-house development, licensing games from third parties and our Renren Open Platform program. Our ability to develop successful new online games in-house will largely depend on our ability to (i) anticipate and effectively respond to changing game player interests and preferences and technological advances in a timely manner, (ii) attract, retain and motivate talented online game development personnel and (iii) execute effectively our online game development plans. In-house development requires a substantial initial investment prior to the launch of a game, as well as a significant commitment of future resources to produce updates and expansion packs.

We license many of our online games, including some of our most popular games, from third parties. We must maintain good relationships with our licensors to continue to source new games with reasonable revenue-sharing terms and ensure the continued smooth operation of our licensed games. Additionally, we depend upon our licensors to provide technical support necessary for the operation of the licensed games, as well as updates and expansion packs that help to sustain interest in a game. Moreover, certain marketing activities often require the consent of our licensors. Our license agreements typically do not allow us to automatically extend the term of the license without renegotiating with the licensors. We may want to extend a license upon its expiration but may not be able to do so on terms acceptable to us or at all. Our licensors may also demand new royalty terms that are unacceptable to us. Our ability to continue to license our online games and to maintain good relationships with our licensors also affect our ability to license new games developed by the same licensors.

We cannot assure you that we will be successful in developing successful new online games in-house or licensing them from third parties, and if we fail to do so, our revenues from our online games business may decrease and some of our SNS users may become less engaged with our SNS platform, which may cause our website to be viewed by advertisers as a less attractive option for advertising their products and services and may cause our advertising revenues to decrease. If this were to happen, our financial condition, results of operations and business prospects may be materially and adversely affected.

If we do not deliver new “hit” games to the market, or if consumers prefer our competitors’ online games over those we provide, our operating results will suffer.

While various online game developers regularly introduce new online games, a small number of “hit” titles account for a significant portion of total revenue in the online games industry. If we do not deliver new hit games to the market, or if hit products offered by our competitors take a larger share of the market than we anticipate, the revenues generated by the online games that we offer will fall below expectations.

For example, Tianshu Qitan, which is one of our massively multiplayer online role playing games, or MMORPGs, contributed 31.1% of our online games revenues and 14.0% of our total net revenues in 2010. As with other online games, Tianshu Qitan has a finite commercial lifespan that we would not typically expect to exceed three years, and we believe that Tianshu Qitan, which we launched in late 2008, is in the more mature stage of its commercial lifespan. If we fail to deliver new hit games to replace the revenues generated by Tianshu Qitan, our results of operations will be materially and adversely affected.

The revenue models we adopt for our online games and other entertainment and services may not remain effective, which may materially and adversely affect our business, financial condition and results of operations.

We currently operate substantially all of our online games using the virtual item-based revenue model, whereby players can play games for free, but they have the option to purchase virtual in-game items such as items that improve the strength of game character, in-game accessories and pets. We have generated, and expect to continue to generate, a substantial majority of our online games revenues using this revenue model. However, the virtual item-based revenue model may not be the best revenue model for our games. The virtual item-based revenue model requires us to develop or license online games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely game players’ tastes and preferences, especially as to in-game consumption patterns. If we fail to develop or offer virtual items which game players purchase, we may not be able to effectively convert our game player base into paying users. In addition, the virtual item-based revenue model may raise additional concerns with PRC regulators that have been implementing regulations designed to reduce the amount of time that the Chinese youth spend playing online games and limit the total amount of virtual currency issued by online game operators and the amount purchased by an individual game player. A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. Furthermore, we may change the revenue model for some of our online games if we believe the existing revenue models are not optimal. We cannot assure you that the revenue model that we have adopted for any of our online games will continue to be suitable for that game, or that we will not in the future need to switch our revenue model or introduce a new revenue model for that game. A change in revenue model could result in various adverse consequences, including disruptions of our game operations, criticism from game players who have invested time and money in a game and would be adversely affected by such a change, decreases in the number of our game players or decreases in the revenues we generate from our online games. Therefore, such a change in revenue model may materially and adversely affect our business, financial condition and results of operations.

The continuing and collaborative efforts of our senior management, key employees and highly skilled personnel are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous effort and services of our experienced senior management team, in particular Mr. Joseph Chen, our founder, chairman and chief executive officer, and Mr. James Jian Liu, our executive director and our chief operating officer. If one or more of our executive officers or other key personnel are unable or unwilling to continue to provide us with their services, we may not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executive officers or key personnel, or attract and retain experienced executive officers or key personnel in the future. If any of our executive officers or key employees join a competitor or forms a competing company, we may lose advertiser customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between us and our executive officers or key employees, these agreements may not be enforceable in China, where these executive officers and key employees reside, in light of uncertainties relating to China’s laws and legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our performance and future success also depend on our ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the SNS, online games and social commerce industries for qualified employees is intense, and if competition in these industries further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively or at all.

The performance of our investments, which include currency deposits and equity interests in companies that are not our affiliates, could materially affect our financial condition and results of operations.

Historically, we have held large cash balances in currencies other than U.S. dollars, including Japanese Yen and Renminbi. We also hold dual currency deposits in U.S. dollars and Japanese Yen. Fluctuations in exchange rates and changes in the investment environment can affect market prices and the income from our deposits and other investments. We have in the past suffered substantial losses as a result of these deposits and other investments. We had an exchange loss of US$12.9 million on dual currency deposits in 2008, which primarily related to dual currency deposits in U.S. dollars and Australian dollars. We may in the future suffer substantial losses as a result of these deposits and other investments, which may materially affect our financial condition and results of operations. For a detailed discussion of our exposure to fluctuations in the value of the Renminbi against the U.S. dollar, see “—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment” and for a discussion of our foreign exchange risk in general, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Foreign Exchange Risk.”

We also hold marketable securities including equity investments in corporations that we do not control, such as eLong, an affiliate of Expedia and a leading online travel company in China. If these investments perform poorly, we may suffer substantial losses, which could materially affect our financial condition and results of operations.

We have granted, and may continue to grant, share options under our equity incentive plans, which may result in increased share-based compensation expenses.

We have adopted four equity incentive plans, on February 27, 2006, January 31, 2008, October 15, 2009 and on April 14, 2011. As of the date of this prospectus, options to purchase a total of 48,337,290 ordinary shares of our company were outstanding. See “Management—Equity Incentive Plans” for a detailed discussion. For the years ended December 31, 2008, 2009 and 2010, we recorded US$1.2 million, US$2.3 million and US$2.8 million, respectively, in share-based compensation expenses. As of December 31, 2010, we had US$5.6 million of unrecognized share-based compensation expenses relating to share options, which are expected to be recognized over a weighted average vesting period of 1.43 years. We believe the granting of share options is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

•	global economic conditions;

•	our ability to maintain and increase user traffic;

•	our ability to attract and retain advertisers or recognize online advertising revenues in a given quarter;

•	changes in government policies or regulations, or their enforcement; and

•	geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics.

Our operating results tend to be seasonal and fluctuating. For instance, we typically have lower online advertising revenues during the first quarter of each year primarily due to the Chinese New Year holidays in that quarter, and we experienced a moderate decline in our online advertising revenues in the fourth quarter of 2010. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our customers.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and the effect of the crisis persisted in 2009 and 2010. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Since we have derived at least 39% of our net revenues in each of the previous three years from online advertising in China and the advertising industry is particularly sensitive to economic downturns, our business and prospects may be affected by the macroeconomic environment in China. A prolonged slowdown in China’s economy may lead to a reduced amount of advertising activities, which could materially and adversely affect our business, financial condition and results of operations.

Moreover, a slowdown in the global or China’s economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the credit market. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of China’s economy may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any ongoing global economic downturn or slowdown of China’s economy.

In the course of preparing our consolidated financial statements, one material weakness and one significant deficiency in our internal control over financial reporting were identified. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud maybe adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

Prior to this offering, we have been a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In connection with the preparation and audit of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness and one significant deficiency, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2010. As defined in AU325, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

The material weakness identified related to insufficient accounting personnel with appropriate U.S. GAAP knowledge. The significant deficiency identified was our not having a formal policy for investment of our surplus cash and the management of our treasury functions. Following the identification of the material weakness and significant deficiency, we have taken measures and plan to continue to take measures to remediate the material weakness and significant deficiency. For a discussion of the remedial measures we have undertaken or are in the process of undertaking, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting”. However, the implementation of these measures may not fully address the material weakness, significant deficiency and other control deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. Failure to correct the material weakness, significant deficiency and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to help prevent fraud.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the material weakness, significant deficiency and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Upon the closing of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from our management in our annual report on Form 20-F beginning with our annual report for the year ending December 31, 2012. We intend to remediate the material weakness and significant deficiency before December 31, 2012, but we can give no assurance that we will be able to do so. In addition, beginning at the same time that we will be required under Section 404 to include a report from our management in our annual report on Form 20-F, our independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting. If we fail to remedy the material weakness and significant deficiency identified above, our management or our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective, which could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. Further, we will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

The leasehold interests of some of our consolidated affiliated entities might not be fully protected by the terms of the relevant lease agreements due to defects in or the landlord’s failure to provide certain title documents with respect to some of our leased properties.

As of December 31, 2010, our consolidated affiliated entities leased properties in China covering a total floor area of approximately 19,400 square meters, primarily for use as offices. All such properties are leased from independent third parties. In respect of approximately 16,800 square meters of these properties, the lessors either do not have or have failed to provide proper title documents. In the event of a dispute related to the legal title of any of these properties, our consolidated affiliated entities could be compelled to vacate the properties on short notice and relocate to different facilities. As a result, the operations of our consolidated affiliated entities could be adversely affected if the aforementioned relocation(s) could not be completed efficiently and in a timely manner.

Risks Related to Our Corporate Structure and the Regulation of our Business

If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet business, including the provision of social networking services, online advertising services and online game services. Specifically, foreign ownership of internet service providers or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the National Development and Reform Commission and the Ministry of Commerce in June 2005, foreign investors are prohibited from investing in or operating, among others, any internet cultural operating entities. We conduct our operations in China principally through contractual arrangements among our wholly owned PRC subsidiary, Qianxiang Shiji, and a consolidated affiliated entity, Qianxiang Tiancheng, and its shareholders. Qianxiang Tiancheng has three wholly owned subsidiaries, namely Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi. Qianxiang Wangjing is the operator of our renren.com website and holds the licenses and permits necessary to conduct our SNS, online advertising and online games business in China (other than in Shanghai Municipality), Qianxiang Changda is an online advertising company that plans to apply for the licenses and permits necessary to conduct our SNS and online games services, and Beijing Nuomi is the operator of our nuomi.com website and holds the licenses and permits that we believe are necessary to conduct our social commerce business in China. Our contractual arrangements with Qianxiang Tiancheng and its shareholders enable us to exercise effective control over Qiangxiang Tiancheng and its three subsidiaries, Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi, and hence we treat these four entities as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure.”

On September 28, 2009, the GAPP, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. However, the GAPP Notice does not provide any interpretation of the term “foreign investors” or make a distinction between foreign online game companies and companies under a similar corporate structure like ours (including those listed Chinese Internet companies that focus on online game operation). Thus, it is unclear whether the GAPP will deem our corporate structure and operations to be in violation of these provisions.

Based on the advice of TransAsia Lawyers, our PRC legal counsel, the corporate structure of our consolidated affiliated entities and our subsidiary in China comply with all existing PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations (including the MIIT Notice and the GAPP Notice described above), we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could:

•	revoke our business and operating licenses;

•	require us to discontinue or restrict our operations;

•	restrict our right to collect revenues;

•	block our websites;

•	require us to restructure our operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which we may not be able to comply; or

•	take other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the affiliated entities or our right to receive their economic benefits, we would no longer be able to consolidate these entities. These entities contributed substantially all of our consolidated net revenues and contributed US$40.8 million to income from continuing operations in 2010, while our overall consolidated loss from continuing operations was US$61.2 million in 2010.

We rely on contractual arrangements with consolidated affiliated entities for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our affiliated entities to operate our social networking services, online advertising businesses, online games businesses and social commerce businesses in China. For a description of these contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” These contractual arrangements may not be as effective in providing us with control over these affiliated entities as direct ownership. If we had direct ownership of Qianxiang Tiancheng, Qianxiang Wangjing, Qianxiang Changda and

Beijing Nuomi, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Qianxiang Tiancheng, Qianxiang Wangjing, Qianxiang Changda or Beijing Nuomi, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by Qianxiang Tiancheng and its shareholders of their obligations under the contracts to exercise control over our affiliated entities. Therefore, our contractual arrangements with our affiliated entities may not be as effective in ensuring our control over our China operations as direct ownership would be.

Any failure by our affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

If Qianxiang Tiancheng or its shareholders fail perform their obligations under the contractual arrangements, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Qianxiang Tiancheng were to refuse to transfer their equity interest in Qianxiang Tiancheng to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

Contractual arrangements our subsidiary has entered into with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we or our consolidated affiliated entities owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Qianxiang Shiji, our wholly owned subsidiary in China, Qianxiang Tiancheng, a consolidated affiliated entity in China, and the shareholders of Qianxiang Tiancheng do not represent arm’s-length prices and consequently adjust our consolidated affiliated entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our consolidated affiliated entities, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our consolidated affiliated entities for any unpaid taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are subject to late payment fees or other penalties.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

Ms. Jing Yang and Mr. James Jian Liu are shareholders of Qianxiang Tiancheng, one of our consolidated affiliated entities. Ms. Yang is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer. Mr. Liu is our executive director and chief operating officer.

Conflicts of interest may arise between the dual roles of Mr. Liu as an officer of our company and as the shareholder of Qianxiang Tiancheng. Conflicts of interest may arise between the interests of Ms. Yang as a shareholder of our Qianxiang Tiancheng and as the wife of our founder and chief executive officer. Furthermore, if Ms. Yang experiences domestic conflict with Mr. Chen, she may have little or no incentive to act in the interest of our company, and she may not perform her obligations under the contractual arrangements she has entered into with Qianxiang Shiji.

We may replace Ms. Yang and Mr. Liu as the shareholders of Qianxiang Tiancheng at any time pursuant to the equity option agreements. As an executive officer of our company, Mr. Liu has a duty of loyalty and care to our company and to our shareholders as a whole under Cayman Islands law. In addition, each of Ms. Yang and Mr. Liu has executed a power of attorney to appoint Mr. Liu, the person designated by Qianxiang Shiji, to vote on her/his behalf and exercise the full voting rights as the shareholder of Qianxiang Tiancheng. We cannot assure you, however, that when conflicts arise, Ms. Yang and Mr. Liu will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and Ms. Yang and Mr. Liu, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our wholly owned PRC subsidiary, Qianxiang Shiji, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Qianxiang Shiji incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, Qianxiang Shiji, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as Qianxiang Shiji is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of Qianxiang Shiji to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain realized by such shareholders or ADS holders, may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations.”

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and consolidated affiliated entities. We may make loans to our PRC subsidiary and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiary.

Any loans by us to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Qianxiang Shiji to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance Qianxiang Shiji by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which are PRC domestic companies. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in social networking services, online advertising, online games and related businesses.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular on November 19, 2010, or Circular No. 59, which tightens the examination on the authenticity of settlement of net proceeds from this offering and requires that the settlement of net proceeds shall be in accordance with the description in this prospectus.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Changes in government policies or regulations may have material and adverse impact on our business, financial condition and results of operations.

Our real name social networking services and online games businesses are subject to strict government regulations in the PRC. Under the current PRC regulatory scheme, a number of regulatory agencies, including the MIIT, the Ministry of Culture, the GAPP, the SARFT and the State Council Information Office, or the SCIO, jointly regulate all major aspects of the internet industry, including the SNS and online game industries.

Operators must obtain various government approvals and licenses prior to the commencement of SNS and online game operations, including an internet content provider license, or ICP license, an online culture operating permit, a value-added telecommunication services license and an internet publishing license.

We have obtained a value-added telecommunication service license, an ICP license, an online culture operating permit, and an online drug information license for online games and advertisements on our SNS website. We have filed with the GAPP and the Ministry of Culture certain online games that we developed and the imported games available on our SNS website, and will continue to make such filings for these types of games. However, we cannot assure you that our understanding of the applicability and scope of such filings and filing requirements is correct, as the interpretation and enforcement of the applicable laws and regulations by the GAPP and the Ministry of Culture are still evolving. We currently are in the process of applying for an internet publishing license with the GAPP and its relevant local arm. Although we have not received any objections or materially adverse feedback from the GAPP or its local branch relating to our application, we cannot offer any assurances as to whether approval for our application will be granted or when such approval may be granted. If our current practices are challenged by the GAPP and any of our online games fail to be examined and filed by relevant authorities or are found to be in violation of applicable laws, we may be subject to various penalties, including fines and the discontinuation of or restrictions on our operations. We have obtained an ICP license for the social commerce services provided on our social commerce services website, nuomi.com.

If the PRC government promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of SNS, online games, social commerce and/or other services we plan to launch, to the extent we may not be able to obtain these licenses, our results of operations may be materially and adversely affected. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.

In the course of playing online games, some virtual assets, such as special equipment and other accessories, are acquired and accumulated. Such virtual assets can be important to online game players and have monetary value and in some cases are sold among players for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who is the legal owner of virtual assets, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games such as us would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. In case of a loss of virtual assets, we may be sued by our game players and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Based on recent PRC court judgments, the courts have typically held online game operators liable for losses of virtual assets by game players, and in some cases have allowed online game operators to return the lost virtual items to game players in lieu of paying damages.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

The issuance and use of “virtual currency” in the PRC has been regulated since 2007 in response to the growth of the online games industry in China. In January 2007, the Ministry of Public Security, the Ministry of Culture, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (i) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (ii) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (iii) bans the conversion of virtual currency into real currency or property; and (iv) prohibits services that enable game players to transfer virtual currency to other players. In February 2007, 14 PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of internet cafes and online games.

On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued a notice regarding strengthening the administration of online game virtual currency. The Ministry of Culture issued the Tentative Administrative Measures of Online Games, or the Online Game Measures, in June 2010, which provides, among other things, that virtual currency issued by online game operators may be only used to exchange its own online game products and services and may not be used to pay for the products and services of other entities.

We issue virtual currency to game players for them to purchase various virtual items or time units to be used in our online games. We are in the process of adjusting the content of our online games, but we cannot assure you that our adjustments will be sufficient to comply with the Virtual Currency Notice. Moreover, although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue to users based on in-game milestones they achieve or time spent playing games are transferable and exchangeable for our virtual currency or the other virtual items we issue to users. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, then in addition to being deemed to be engaged in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.

In addition, the Virtual Currency Notice prohibits online game operators from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. The notice also prohibits game operators from issuing currency to game players through means other than purchases with legal currency. It is unclear whether these restrictions would apply to certain aspects of our online games. Although we believe that we do not engage in any of the above-mentioned prohibited activities, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours and deem such feature as prohibited by the Virtual Currency Notice, thereby subjecting us to penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could materially and adversely affect our business and results of operations.

If we are required to pay U.S. taxes, the value of your investment in our company could be substantially reduced.

If, pursuant to a plan or a series of related transactions, a non-United States corporation, such as our company, acquires substantially all of the assets of a United States corporation, and after the acquisition 80% or more of the stock, by vote or value, of the non-United States corporation, excluding stock issued in a public offering related to the acquisition, is owned by former shareholders of the United States corporation by reason of their ownership of the United States corporation, the non-United States corporation will be considered a United States corporation for United States federal income tax purposes. Based on our analysis of the facts related to our corporate restructuring in 2005 and 2006, we do not believe that we should be treated as a United States corporation for United States federal income tax purposes. However, as there is no direct authority on how the relevant rules of the Internal Revenue Code might apply to us, our company’s conclusion is not free from doubt. Therefore, our conclusion may be challenged by the United States tax authorities and a finding that we owe additional United States taxes could substantially reduce the value of your investment in our company. You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of ADSs or ordinary shares if we were to be treated as a United States domestic corporation for United States federal income tax purposes.

Our operations may be adversely affected by implementation of new anti-fatigue-related regulations.

The PRC government may decide to adopt more stringent policies to monitor the online games industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and the MIIT issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Online gaming operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. These restrictions could limit our ability to increase our online games business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online games business could be materially and adversely affected.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiary and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. For example, China enacted an Anti-Monopoly Law that became effective on August 1, 2008. Because the Anti-Monopoly Law and related regulations have been in effect for only a few years, there have been very few court rulings or judicial or administrative interpretations on certain key concepts used in the law. As a result, there is uncertainty how the enforcement and interpretation of the new Anti-Monopoly Law may affect our business and operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

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We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we have failed to obtain permits or licenses that applicable regulators may deem necessary for our operations or we may not be able to obtain or renew certain permits or licenses to maintain their validity. The major permits and licenses that could be involved include the ICP license, the online culture operating permit, the value-added telecommunication services operation permit and the internet publishing license.

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New laws and regulations may be promulgated that will regulate internet activities, including social networking services, online games and online advertising businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

On July 13, 2006, the MIIT, the predecessor of which is the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi, our PRC consolidated affiliated entities, own the related domain names and trademarks and hold the ICP licenses necessary to conduct our operations for websites in China.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of the internet industry.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on exchange rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB solely to the U.S. dollar. Under this revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the PBOC announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the RMB exchange rate.

Substantially all of our revenues and costs are denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would reduce the amount of RMB we would receive if we need to convert U.S. dollars into RMB. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, Qianxiang Shiji is able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009. This regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain CSRC approval prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Our PRC counsel, TransAsia Lawyers, has advised us that, based on their understanding of the current PRC laws, rules and regulations:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

•

given that Qianxiang Shiji and Qianxiang Tiancheng were established before September 8, 2006, the effective date of this regulation, and that no provision in this regulation clearly classified contractual arrangements as a type of transaction subject to its regulation, we are not required to submit an application to the CSRC for its approval of the listing and trading of our ADSs on the NYSE.

Because there has been no official interpretation or clarification of this regulation since its adoption, there is uncertainty as to how this regulation will be interpreted or implemented. If it is determined that the CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

Recently enacted regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

Among other things, the regulation discussed in the preceding risk factor established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered.

We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, issued on November 1, 2005, and the Notice of the General Affairs Department of the State Administration of Foreign Exchange on Printing and Distributing the Implementing Rules for the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 106, issued on May 29, 2007. These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents by virtue of their establishment or their maintaining a controlling interest in our company, and may apply to any offshore acquisitions that we make in the future.

Mr. Joseph Chen, our founder, chairman and chief executive officer, is not a PRC citizen, but resides in China and has established and maintains a major shareholding in our company. Based on our recent oral inquiry with the relevant local branch of SAFE, the requirements for registration under SAFE Circular 75 are not applicable to Mr. Chen because he had been a U.S. citizen before establishing the offshore holding company.

Mr. James Jian Liu, our executive director and chief operating officer, and a few other senior management personnel of our company, all of whom are PRC residents, became shareholders of our company as a result of the exercise of employee share options. Based on our recent inquiry with the relevant local branch of SAFE, any application to such local SAFE branch with respect to the registration of Mr. Liu and the other PRC resident shareholders’ holdings of shares in our offshore holding company under SAFE Circular 75 and related rules will not be officially accepted or examined because they became shareholders of our offshore holding company as a result of their exercise of employee share options.

However, we cannot conclude that SAFE or its local branch responsible for our PRC subsidiary’s foreign exchange registrations will not later alter their position on and interpretation of the applicability of these foreign exchange regulations to Mr. Chen, Mr. Liu or the other PRC resident shareholders of our company. In the event that the registration procedures set forth in these foreign exchange regulations becomes applicable to Mr. Chen, Mr. Liu or any of the PRC resident shareholders of our company, we will urge these individuals to file necessary registrations and amendments as required under SAFE Circular 75 and related rules. However, we cannot assure you that all of these individuals can successfully file or update any applicable registration or obtain the necessary approval required by these foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee share ownership plans or share option plans of an overseas publicly listed company. In March, 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rules. Under these rules, PRC citizens who participate in an employee share ownership plan or a share option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. For participants of an employee share ownership plan, an overseas custodian bank should be retained by the PRC agent, which could be the PRC subsidiary of such overseas publicly listed company, to hold on trusteeship all overseas assets held by such participants under the employee share ownership plan. In the case of a share option plan, the PRC agent is required to retain a financial institution with stock brokerage qualification at the place where the overseas publicly listed company is listed or a qualified institution designated by the overseas publicly listed company to handle matters in connection with the exercise or sale of share options for the share option plan participants. For participants who had already participated in an employee share ownership plan or share option plan before the date of the Stock Option Rules, the Stock Option Rules require their PRC employers or PRC agents to complete the relevant formalities within three months of the date of this rule. We and our PRC citizen employees who participate in an employee share ownership plan or a share option plan will be subject to these regulations when our company becomes a publicly listed company in the United States. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See “Regulation—Regulations on Employee Stock Options Plans.”

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the relevant tax authority of the PRC resident enterprise. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Enterprise Income Tax Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

Qianxiang Wangjing is qualified as a “software enterprise” and enjoys tax benefits under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, both of which became effective on January 1, 2008. However, we cannot assure you that we will be able to continue to enjoy such tax benefits. If Qianxiang Wangjing’s status as a “software enterprise” is repealed, we may have to pay additional taxes to make up any previously unpaid tax and may be subject to a higher tax rate, which may materially and adversely affect our results of operations.

The New EIT Law applies a uniform statutory income tax rate of 25% to enterprises in China. The New EIT Law and implementation rules promulgated under the New EIT Law provide that “software enterprises” enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Qianxiang Wangjing has been qualified as a “software enterprise” by the Beijing Municipal Commission of Science and Technology and, accordingly, will enjoy an enterprise income tax rate of 0% for both 2009 and 2010 as well as a tax reduction of 50% for the following three years.

As the New EIT Law and its implementation rules have only recently taken effect, there are uncertainties on their future interpretation and implementation. We cannot assure you that the qualification of Qianxiang Wangjing as a “software enterprise” by the relevant tax authority will not be challenged in the future by their supervising authorities and be repealed, or that there will not be future implementation rules that are inconsistent with current interpretation of the New EIT Law. If the tax benefits Qianxiang Wangjing enjoys as a “software enterprise” are revoked prior to expiration of its term, and we are otherwise unable to qualify Qianxiang Wangjing for other income tax exemptions or reductions, our effective income tax rate will be adversely affected. In addition, we may have to pay additional taxes to make up any previously unpaid tax. As a result, our results of operations could be materially and adversely affected.

Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations.

Under the New EIT Law and its implementation rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. See “Regulation—Regulations on Tax—PRC Enterprise Income Tax.” Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the Old EIT Law applicable to us prior to January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as Qianxiang Shiji, were exempt from PRC withholding tax. Pursuant to the New EIT Law and its implementation rules, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct substantially all of our business through Qianxiang Shiji, which is 100% owned by CIAC, our wholly owned subsidiary located in the Cayman Islands. As long as CIAC is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of Qianxiang Shiji, dividends that it receives from Qianxiang Shiji may be subject to withholding tax at a rate of 10%. See “Regulation—Regulations on Tax—Dividends Withholding Tax.”

As uncertainties remain regarding the interpretation and implementation of the New EIT Law and its implementation rules, we cannot assure you that if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax at a rate of up to 10%. Similarly, any gain recognized by such non-PRC shareholders or ADS holders on the sale of shares or ADSs, as applicable, may also be subject to PRC withholding tax. If we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or on gain recognized by such non-PRC shareholders or ADS holders, such investors’ investment in our ordinary shares or ADSs may be materially and adversely affected.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. As a result of these new regulations designed to enhance labor protection, our labor costs are expected to increase. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practices do not or will not violate the Labor Contract Law and other labor-related regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Risks Related to this Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We have applied to list the ADSs on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs, which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our industry affecting us, our advertisers or our competitors;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide SNS, online games, online advertising or social commerce services or other internet companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the SNS, online game, online advertising and social commerce industries or the internet industry in general;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular company. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Immediately prior to the completion of this offering, we will have a dual-class voting structure whereby our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. Subject to certain exceptions, in respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Contemporaneously with the completion of this offering, (i) 25,571,420 series A preferred shares, 70,701,580 series B preferred shares and 173,985,970 ordinary shares held by Mr. Joseph Chen, our founder, chairman and chief executive officer, will be converted into Class B ordinary shares on a one-for-one basis, (ii) 135,129,480 series D preferred shares held by SB Pan Pacific Corporation, one of our existing shareholders, will be converted into Class B ordinary shares on a one-for-one basis, and (iii) all of the remaining ordinary shares and preferred shares that are issued and outstanding will be converted into Class A ordinary shares on a one-for-one basis. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes, we anticipate that Mr. Chen and SB Pan Pacific Corporation will beneficially own approximately 55.9% and 33.5%, respectively, of the aggregate voting power of our company immediately after this offering, assuming (i) the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (ii) we will issue and sell a total of 33,000,000 Class A ordinary shares to a group of unrelated third-party investors through concurrent private placements, which number of shares has been calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus. Accordingly, Mr. Chen and SB Pan Pacific Corporation will have controlling power over matters requiring shareholder approval, subject to certain exceptions. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their Class A ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$7.58 per ADS, representing the difference between the assumed initial public offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus and our pro forma as adjusted net tangible book value of US$2.42 per ADS as of December 31, 2010, after giving effect to the automatic conversion of our preferred shares immediately upon the completion of this offering and the net proceeds to us from both this offering and our issuance of a total of 33,000,000 Class A ordinary shares through concurrent private placements. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately after the completion of this offering, we will have 1,185,218,103 ordinary shares outstanding, including 159,300,000 Class A ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

Upon completion of this offering, certain holders of our ordinary shares will have the right to cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the Class A ordinary shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the Class A ordinary shares represented by the ADSs. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions.

Pursuant to our amended and restated memorandum and articles of association effective immediately prior to the completion of this offering, we may convene a shareholders’ meeting upon seven (7) calendar days’ notice. If we give timely notice to the depositary under the terms of the deposit agreement (30 days’ notice), the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the Class A ordinary shares underlying your ADSs, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the Class A ordinary shares underlying your ADSs are not voted as you requested. In addition, although you may directly exercise your right to vote by withdrawing the Class A ordinary shares underlying your ADSs, you may not receive sufficient advance notice of an upcoming shareholders’ meeting to withdraw the Class A ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiary and consolidated affiliated entities. Most of our directors and officers reside outside the United States and a substantial portion of the assets of such directors and officers are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

We intend to use the net proceeds of this offering for, among other things, expanding our new services, including our nuomi.com social commerce services, investing in our technology and research and development activities and expanding our sales and marketing activities, with the balance to be used for other general corporate purposes, including potential strategic acquisitions and investments. However, our management will have considerable discretion in the application of the net proceeds received by us. For more information, see “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our memorandum and articles of association will contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

We will adopt an amended and restated memorandum and articles of association that will become effective immediately upon the closing of this offering. Our new memorandum and articles of association will contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our two largest shareholders are able to significantly influence our actions over important corporate matters, which may deprive you of an opportunity to receive a premium for your shares and reduce the price of our ADSs.

Immediately after the completion of this offering, Mr. Joseph Chen, our founder, chairman and chief executive officer, will beneficially own approximately 66.7% of our outstanding Class B ordinary shares, representing in aggregate 55.9% of our total voting power, and SB Pan Pacific Corporation will beneficially own approximately 22.8% of our outstanding Class A ordinary shares and approximately 33.3% of our outstanding Class B ordinary shares, representing in aggregate 33.5% of our total voting power, assuming (i) the underwriters do not exercise their over-allotment option to purchase the additional shares, and (ii) we will issue and sell a total of 33,000,000 Class A ordinary shares to a group of unrelated third-party investors through concurrent private placements, which number of shares has been calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of the prospectus. Consequently, these shareholders will be able to significantly influence matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, these persons could divert business opportunities away from us to themselves or others.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes. A non-United States corporation will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Passive income is any income that would be foreign personal holding company income under the Internal Revenue Code of 1986, as amended, including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts.

A non-United States corporation that is a “controlled foreign corporation,” or CFC, for United States federal income tax purposes may be required to use the adjusted basis of its assets in applying the PFIC asset test, which may increase the likelihood that it qualifies as a PFIC. The legislative history to the special PFIC adjusted basis rule can be read as intending for the rule to apply only to United States persons that own at least 10% of the voting stock of the non-United States corporation; however, this limitation is not reflected in the statute. We would be treated as a CFC for any year on any day of which U.S. Holders (as defined in “Taxation—Material United States Federal Income Tax Considerations—General”) each own (directly, indirectly or by attribution) at least 10% of our voting shares and together own more than 50% of the total combined voting power of all classes of our voting shares or more than 50% of the total value of our shares (the “CFC Ownership Test”). Hence, although we believe that our U.S. Holders do not satisfy the CFC Ownership Test currently, and it is not clear that they did for any prior portion of 2011, it is possible that they might be so treated. Therefore, if we are treated as a CFC for United States federal income tax purposes for any portion of our taxable year that includes this offering, we would likely be classified as a PFIC. If we are so classified, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder (as defined in “Taxation—Material United States Federal Income Tax Considerations—General”) holds our ADSs or ordinary shares, unless we cease to be a PFIC (as is expected for 2012 and subsequent taxable years) and the U.S. Holder makes a “deemed sale” election or “deemed dividend” election with respect to the ADSs or ordinary shares. If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC (the “termination date”). If you make a “deemed dividend” election, you will be required to include in income as a deemed dividend your pro-rata share of our earnings and profits accumulated during any portion of your holding period ending at the close of the termination date and attributable to the ADSs or ordinary shares held on the termination date. Any gain from such deemed sale or any income from such deemed dividend would be subject to the consequences described below under “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” If we are not profitable (as determined for financial reporting purposes) for 2011, the deemed dividend election may not have any adverse United States federal income tax effect on you. Financial reporting accounting is different, however, from the computation of net income and earnings and profits under the Code. You are urged to consult your tax adviser regarding our possible status as a PFIC as well as the benefit of making an actual or protective deemed dividend election or deemed sale election.

Although the law in this area is in many instances unclear, based on our current income and assets and projections as to the value of our ADSs and outstanding ordinary shares pursuant to this offering, we do not expect to be treated as a PFIC for our 2012 taxable year or the foreseeable future thereafter. Therefore, if you make a “deemed sale” or “deemed dividend” election for 2011, your ADSs or ordinary shares with respect to which such election was made should not be treated as shares in a PFIC unless we subsequently become a PFIC. Regardless of whether we qualify as a PFIC or not for 2011, while we do not anticipate being a PFIC in 2012, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to continue being a PFIC for 2012 or subsequent taxable years. In estimating the value of our goodwill and other unbooked intangible assets we have taken into account our anticipated market capitalization following the closing of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may continue to be treated as a PFIC for one or more future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC for any given year may substantially increase. In addition, for purposes of determining whether we are a PFIC, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25%, by value, of the stock. If it were determined that we are not the owner of Qianxiang Tiancheng, Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi for United States federal income tax purposes, we would likely continue to be treated as a PFIC for the 2012 taxable year and any subsequent taxable year. We expect to file annual reports on Form 20-F with the U.S. Securities and Exchange Commission in which we will update our expectations as to whether or not we anticipate being a PFIC for such year.

If we were to be or become classified as a PFIC, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Alternatively, United States holders of PFIC shares can sometimes avoid the rules described above by electing to treat such PFIC as a “qualified electing fund.” However, this option will not be available to U.S. Holders because, even if we were to be or become a PFIC, we do not intend to comply with the requirements necessary to permit U.S. Holders to make such election. If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the United States Internal Revenue Service, or the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election or “deemed sale” election and the unavailability of the election to treat us as a qualified electing fund. For more information see “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the U.S. Securities and Exchange Commission and the NYSE, have detailed requirements concerning corporate governance practices of public companies, including Section 404 relating to internal control over financial reporting. We expect these and other rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goal and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the SNS, online games and online advertising businesses in China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding the retention and strengthening of our relationships with key advertisers;

•	our investment plans to enhance our user experience, infrastructure and service offerings;

•	competition in our industry in China; and

•	relevant government policies and regulations relating to our industry.

This prospectus also contains certain data and information relating to the SNS, online advertising, online games and social commerce industries in China which we obtained from various government and private publications. This market data includes projections that are based on a number of assumptions. Our markets may not grow at the rates projected by the market data, or at all. The failure of our markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the SNS, online advertising, online games and social commerce industries in China subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering and the concurrent private placements of approximately US$507.9 million, or approximately US$582.7 million if the underwriters exercise in full their over-allotment option to purchase additional ADSs, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$10.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$40.3 million, assuming the number of ADSs offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to enhance our profile and brand recognition, create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering and the concurrent private placements as follows:

•	approximately US$180 million for investing in our technology and research and development activities;

•

approximately US$180 million for expanding our sales and marketing activities, including marketing programs on the internet, television, outdoor media and other formats to increase our brand recognition, promote nuomi.com and jingwei.com, and promote games on our online games center; and

•	the balance for other general corporate purposes, including potential strategic acquisitions and investments.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending any use, as described above, we plan to invest the net proceeds in short-term, interest-bearing debt instruments or demand deposits.

In using the proceeds, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiary only through loans or capital contributions and to our consolidated affiliated entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend loans to our PRC subsidiary and consolidated affiliated entities or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

DIVIDEND POLICY

We have not paid in the past and do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law (2010 Revision) of the Cayman Islands prevents us from offering our shares or securities to individuals within the Cayman Islands, which may limit our ability to distribute a dividend comprised of our shares or other securities. We will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2010:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our preferred shares issued and outstanding upon the completion of this offering into 725,668,320 ordinary shares; and

•

on a pro forma as adjusted basis to reflect: (1) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares upon the completion of this offering, (2) the conversion of our ordinary shares into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering, (3) the sale by us in concurrent private placements of 33,000,000 Class A ordinary shares, which share number has been calculated based on the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, with net proceeds to us of US$109.1 million, and (4) the issuance and sale by us of 128,696,133 Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$10.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands of US$)
Series C convertible redeemable preferred shares	$28,520	$—	$—
Series D convertible redeemable preferred shares	571,439	—	—
Equity (deficit):
Series A convertible preferred shares	85	—	—
Series B convertible preferred shares	82	—	—
Ordinary shares, US$0.001 par value, 2,000,000,000 shares authorized, 211,383,000 shares issued and outstanding, and 937,051,320 shares issued and outstanding on a pro forma basis	211	937	—
Class A ordinary shares, US$0.001 par value, 3,000,000,000 shares authorized, 693,359,003 shares issued and outstanding on a pro forma adjusted basis	—	—	693
Class B ordinary shares, US$0.001 par value, 500,000,000 shares authorized, 405,388,450 shares issued and outstanding on a pro forma adjusted basis	—	—	405
Additional paid-in capital(1)	9,470	608,870	1,116,586
Subscription receivable	(4,909)	(4,909)	(4,909)
Statutory reserves	2,595	2,595	2,595
Accumulated deficit	(223,572)	(223,572)	(223,572)
Accumulated other comprehensive income	46,646	46,646	46,646

Total equity (deficit)	(169,392)	430,567	938,444

Total capitalization(1)	$430,567	$430,567	$938,444

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) each of additional paid-in capital, total shareholders equity and total capitalization by US$40.3 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our preferred shares and the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2010 was approximately negative US$169.4 million, or negative US$0.66 per ordinary share as of that date, and negative US$1.97 per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, goodwill, total consolidated liabilities and series C and series D convertible redeemable preferred shares. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to (1) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares immediately upon the completion of this offering, (2) the issuance and sale in concurrent private placements of 33,000,000 Class A ordinary shares, calculated based on the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, with net proceeds to us of US$109.1 million and (3) the issuance and sale by us of 42,898,711 ADSs offered in this offering at an assumed initial public offering price of US$10.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after December 31, 2010, other than to give effect to (1) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares immediately upon the completion of this offering, (2) the issuance and sale in concurrent private placements of 33,000,000 Class A ordinary shares, calculated based on the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, with net proceeds to us of US$109.1 million and (3) the issuance and sale by us of 42,898,711 ADSs offered in this offering at an assumed initial public offering price of US$10.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2010 would have been US$931.3 million, or US$0.81 per outstanding ordinary share and US$2.42 per ADS. This represents an immediate increase in net tangible book value of US$0.38 per ordinary share and US$1.14 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$2.52 per ordinary share and US$7.58 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Share		Per ADS
Actual net tangible book value per share as of December 31, 2010	US$	(0.66)	US$	(1.97)
Pro forma net tangible book value per share after giving effect to (1) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares and (2) the concurrent private placements	US$	0.43	US$	1.28
Pro forma as adjusted net tangible book value per share after giving effect to (1) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares, (2) the concurrent private placements, and (3) this offering	US$	0.81	US$	2.42
Assumed initial public offering price	US$	3.33	US$	10.00
Dilution in net tangible book value per share to new investors in the offering	US$	2.52	US$	7.58

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma net tangible book value after giving effect to the automatic conversion of our preferred shares from (ii) the pro forma net tangible book value after giving effect to the automatic conversion of our preferred shares and this offering.

The following table summarizes, on a pro forma basis as of December 31, 2010, the differences between existing shareholders, including holders of our preferred shares, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount		Percent
	(in thousands of US$, except number of shares and percentages)
Existing shareholders	994,195,900	86.0%	US$	420,036	43.8%	0.42	1.27
New investors	161,696,133	14.0%	US$	538,987	56.2%	3.33	10.00

Total	1,155,892,033	100.0%	US$	959,023	100.0%

A US$1.00 increase (decrease) in the assumed public offering price of US$10.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$40.3 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to the automatic conversion of our preferred shares and this offering by US$0.04 per ordinary share and US$0.11 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.30 per ordinary share and US$0.89 per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also do not take into consideration any outstanding share options and issued but unvested ordinary shares. As of the date of this prospectus, there were 48,337,290 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$0.42 per share, and there were 71,129,128 ordinary shares available for future issuance upon the exercise of future grants under our 2009 Equity Incentive Plan, as amended, and our 2011 Share Incentive Plan. As of the date of this prospectus, there were 27,690,530 issued but unvested ordinary shares. To the extent that any of these options are exercised and the unvested ordinary shares become vested, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.6000 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 8, 2011, the exchange rate was RMB6.5350 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods through December 31, 2008, exchange rates of RMB into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

Period	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6630
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 8, 2011)	6.5350	6.5410	6.5477	6.5350

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. Some of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Appleby, our counsel as to Cayman Islands law, and TransAsia Lawyers, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Appleby has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained by fraud or in proceedings contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation without any re-examination of the merits of the underlying dispute. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

TransAsia Lawyers has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

CORPORATE HISTORY AND STRUCTURE

We began our operations in China in 2002 through Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, which has subsequently become one of our consolidated affiliated entities through the contractual arrangements described below. CIAC/ChinaInterActiveCorp, or CIAC was incorporated in August 2005 in the Cayman Islands. CIAC wholly owns Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, a company established in Beijing, China. Qianxiang Shiji operates our business in China through a series of contractual arrangements it has entered into with our consolidated affiliated entities.

Our current holding company, Renren Inc., was incorporated in February 2006 in the Cayman Islands under our prior name, Oak Pacific Interactive, or OPI. Through a corporate restructuring, in March 2006, CIAC’s shareholders exchanged all of their outstanding ordinary and preferred shares of CIAC for ordinary and preferred shares of OPI on a pro rata basis. As a result, OPI acquired all of the equity interests in CIAC and CIAC became a wholly owned subsidiary of OPI. In December 2010, we changed our corporate name from Oak Pacific Interactive to Renren Inc.

On March 25, 2011, we implemented a ten-for-one share split. Except as otherwise indicated, all information in this prospectus concerning share and per share data gives retroactive effect to the ten-for-one share split.

To focus on our SNS and social commerce services in China, we disposed Mop.com and Gummy Inc. to Oak Pacific Holdings in December 2010. Oak Pacific Holdings is a company owned by some of our shareholders, including Mr. Joseph Chen, our founder, chairman and chief executive officer, and Mr. James Jian Liu, our director and chief operating officer. For more information on the sale of Mop.com and Gummy Inc. to Oak Pacific Holdings, see “Related Party Transactions—Disposal of Mop.com and Gummy Inc.”

Applicable PRC laws and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services. To comply with these foreign ownership restrictions, our wholly owned subsidiary Qianxiang Shiji has entered into a series of contractual arrangements with Qianxiang Tiancheng, and we conduct our operations in China principally through Qianxiang Tiancheng and its three wholly owned subsidiaries, Qianxiang Wangjing, Beijing Nuomi and Qianxiang Changda, which we treated as our consolidated affiliated entities in China.

The following diagram illustrates our anticipated shareholding, voting and corporate structure immediately after the completion of this offering, assuming (i) the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (ii) we will issue and sell a total of 33,000,000 Class A ordinary shares to a group of unrelated third-party investors through concurrent private placements, which number of shares has been calculated based on an initial public offering price range of US$10.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus:

(1)	Consists of 270,258,970 Class B ordinary shares. Class B ordinary shares have the same rights as Class A ordinary shares except (i) in all matters subject to shareholder vote, Class B ordinary shares are entitled to ten votes whereas Class A ordinary shares are entitled to one vote, and (ii) conversion rights. For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”
(2)	Consists of 270,258,971 Class A ordinary shares and 135,129,480 Class B ordinary shares.

(3)	Qianxiang Tiancheng and its three wholly owned subsidiaries, Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi, are our consolidated affiliated entities in China. Qianxiang Tiancheng is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our executive director and chief operating officer. We effectively control Qianxiang Tiancheng and its three subsidiaries through contractual arrangements.

The business operation of Qianxiang Shiji is within the approved business scope as set forth in its business license, which includes research and development of computer software, communication software and system integration; sale of self-produced products; provision of after-sale technical consulting and services. Qianxiang Tiancheng is a limited liability companies established in China. Its approved business scope includes the provision of internet information, internet advertising and advertising agency services, and it holds an internet content provision license, or ICP license. As of the date of this prospectus, Qianxiang Tiancheng is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our executive director and chief operating officer. Both Ms. Yang and Mr. Liu are PRC citizens.

Qianxiang Tiancheng has three wholly owned subsidiaries, namely Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi. Qianxiang Wangjing is the operator of our renren.com website and holds the licenses and permits necessary to conduct our real name social networking services, online advertising and online game business in China. Beijing Nuomi is the operator of our nuomi.com website and holds the licenses and permits necessary to conduct our social commerce business in China. Qianxiang Changda is an online advertising company that plans to apply for the licenses and permits necessary to conduct our social networking services and online games business.

Our wholly owned subsidiary Qianxiang Shiji has entered into a series of contractual arrangements with Qianxiang Tiancheng and its shareholders, which enable us to:

•	exercise effective control over Qianxiang Tiancheng and its subsidiaries through powers of attorney and a business operations agreement;

•

receive substantially all of the economic benefits of Qianxiang Tiancheng and its subsidiaries in the form of service and license fees in consideration for the technical services provided, and the intellectual property rights licensed, by Qianxiang Shiji; and

•	have an exclusive option to purchase all of the equity interests in Qianxiang Tiancheng when and to the extent permitted under PRC laws, regulations and legal procedures.

We do not have any equity interest in our consolidated affiliated entities. However, we have been and are expected to continue to be dependent on our consolidated affiliated entities to operate our business as long as PRC law does not allow us to directly operate such business in China. We rely on our consolidated affiliated entities to maintain or renew their respective qualifications, licenses or permits necessary for our business in China. We believe that under our contractual arrangements, we have substantial control over our consolidated affiliated entities and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements, or pursuant to certain amendments and changes of the current applicable PRC laws, regulations and rules on terms that would enable us to continue to operate our business in China legally. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see the section in this prospectus headed “Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

Contractual Arrangements with Our Consolidated Affiliated Entities

The following is a summary of the currently effective contracts among our subsidiary Qianxiang Shiji, our consolidated affiliated entity Qianxiang Tiancheng, and the shareholders of Qianxiang Tiancheng.

Agreements that Provide Us Effective Control over Qianxiang Tiancheng

Business Operations Agreement. Pursuant to a business operations agreement among Qianxiang Shiji, Qianxiang Tiancheng and its shareholders, Qianxiang Tiancheng shall appoint the candidates designated by Qianxiang Shiji as the executive director or directors, general manager, chief financial officer and any other senior officers of Qianxiang Tiancheng. Qianxiang Tiancheng agrees to follow the proposal provided by Qianxiang Shiji from time to time relating to employment, daily operation and financial management. Without Qianxiang Shiji’s prior written consent, Qianxiang Tiancheng shall not conduct any transaction that may materially affects its assets, obligations, rights or operations, including but not limited to, (i) incurrence or assumption of any indebtedness, (ii) sale or purchase of any assets or rights, (iii) incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or (iv) transfer of any rights or obligations under this agreements to a third party. The term of this agreement is ten years and will be extended automatically for another ten years unless Qianxiang Shiji provides a written notice requesting not to extend the term three months prior to the expiration date. Qianxiang Shiji may terminate the agreement at any time by providing a 30-day advance written notice to Qianxiang Tiancheng and to each of its shareholders. Neither Qianxiang Tiancheng nor any of its shareholders may terminate this agreement during the term or the extension of the term, if applicable.

Powers of Attorney. Pursuant to powers of attorney, the shareholders of Qianxiang Tiancheng each irrevocably appointed our executive director and chief operating officer, Mr. James Jian Liu (the person designated by Qianxiang Shiji) as their attorney-in-fact to vote on their behalf on all matters of Qianxiang Tiancheng that requires shareholder approval under PRC laws and regulations as well as Qianxiang Tiancheng’s articles of association. The appointment of Mr. Liu is conditional upon his being the employee and the designated person of Qianxiang Shiji. Each power of attorney will remain in force for ten years until the earlier of the following events: (i) Mr. Liu loses his position in Qianxiang Shiji or Qianxiang Shiji issues a written notice to dismiss or replace Mr. Liu; and (ii) the business operations agreement among Qianxiang Shiji, Qianxiang Tiancheng and its shareholders terminates or expires.

Spousal Consent Letters. Pursuant to spousal consent letters, the spouse of each of the shareholders of Qianxiang Tiancheng acknowledged that certain equity interests of Qianxiang Tiancheng held by and registered in the name of his/her spouse will be disposed of pursuant to the equity option agreements. These spouses understand that such equity interests are held by their respective spouse on behalf of Qianxiang Shiji, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal property of marriage.

Agreements that Transfer Economic Benefits to Us

Exclusive Technical Service Agreement. Pursuant to an exclusive technical service agreement between Qianxiang Shiji and Qianxiang Tiancheng, Qianxiang Shiji has the exclusive right to provide technical services relating to, among other things, maintenance of servers, development, updating and upgrading of web-user application software, e-commerce technical services, and certain other business areas to Qianxiang Tiancheng. Without Qianxiang Shiji’s prior written consent, Qianxiang Tiancheng shall not engage any third party to provide any of the technical services under this agreement. In addition, Qianxiang Shiji exclusively owns all intellectual property rights resulting from the performance of this agreement. Qianxiang Tiancheng agrees to pay a service fee to Qianxiang Shiji at a specific fee rate proposed by Qianxiang Shiji. Qianxiang Shiji shall have the right to adjust at any time the fee rate based on the quantity, difficulty and urgency of the services it provides to Qianxiang Tiancheng and other factors. The term of this agreement is ten years and will be extended automatically for another ten years unless terminated by Qianxiang Shiji’s written notice three months prior to the expiration of the term. Qianxiang Shiji can terminate the agreement at any time by providing a 30-day prior written notice. Qianxiang Tiancheng is not permitted to terminate this agreement prior to the expiration of the term, unless Qianxiang Shiji fails to comply with any of its obligations under this agreement and such breach makes Qianxiang Shiji unable to continue to perform this agreement.

Intellectual Property Right License Agreement. Pursuant to an intellectual property right license agreement between Qianxiang Shiji and Qianxiang Tiancheng, Qianxiang Shiji grants a non-exclusive and non-transferable license, without sublicense rights, to Qianxiang Tiancheng to use certain of the domain names, registered trademarks and non-patent technology (software) owned by Qianxiang Shiji. Qianxiang Tiancheng may only use the intellectual property rights in its own business operations. The amount, payment method and classification of the license fees under this agreement shall be determined based on the precondition that they facilitate Qianxiang Shiji’s securing of all preferential treatments under the PRC tax policies and shall be agreed by both Qianxiang Shiji and Qianxiang Tiancheng considering, among others, the following factors: (i) the number of users purchasing Qianxiang Tiancheng’s products or receiving Qianxiang Tiancheng’s services; and (ii) the types and quantity of the intellectual property rights, which are specified under this agreement, actually used by Qianxiang Tiancheng for selling products or providing services to its users. The term of this agreement is five years, and will be extended for another five years with both parties’ consents. Qianxiang Shiji may terminate this agreement at any time by providing a 30-day prior written notice. Any party may terminate this agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives the written notice specifying its breach from the non-breaching party. The parties will review this agreement every three months and determine if any amendment is needed.

Equity Interest Pledge Agreements. Pursuant to equity interest pledge agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, the shareholders of Qianxiang Tiancheng pledge all of their equity interests in Qianxiang Tiancheng to Qianxiang Shiji, to guarantee Qianxiang Tiancheng and its shareholders’ performance of their obligations under, where applicable, (i) the loan agreements, (ii) the exclusive technical service agreement, (iii) the intellectual property right license agreement and (iv) the equity option agreements. If Qianxiang Tiancheng and/or any of its shareholders breach their contractual obligations under the aforesaid agreements, Qianxiang Shiji, as the pledgee, will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of Qianxiang Tiancheng in accordance with legal procedures. Without Qianxiang Shiji’s prior written consent, shareholders of Qianxiang Tiancheng shall not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Qianxiang Shiji’s interests. During the term of this agreement, Qianxiang Shiji is entitled to collect all of the dividends or other distributions, if any, derived from the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and expire on the earlier of: (i) the date on which Qianxiang Tiancheng and its shareholders have fully performed their obligations under the loan agreements, the exclusive technical service agreement, the intellectual property right license agreement and the equity option agreements; (ii) the enforcement of the pledge by Qianxiang Shiji pursuant to the terms and conditions under this agreement to fully satisfy its rights under such agreements; or (iii) the completion of the transfer of all equity interests of Qianxiang Tiancheng by the shareholders of Qianxiang Tiancheng to another individual or legal entity designated by Qianxiang Shiji pursuant to the equity option agreement and no equity interest of Qianxiang Tiancheng is held by such shareholders. We have registered the pledge of the equity interests in Qianxiang Tiancheng with the competent local branch of the SAIC. To date, Qianxiang Tiancheng and its shareholders have fully performed their obligations under the relevant agreements but such obligations will remain binding until the expiration of the terms of such agreements, which are generally ten years subject to automatic renewal for an additional ten-year term or earlier termination as set forth in such agreements.

Agreements that Provide Us the Option to Purchase the Equity Interests in Qianxiang Tiancheng

Equity Option Agreements. Pursuant to equity option agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, Qianxiang Tiancheng’s shareholders granted Qianxiang Shiji or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Qianxiang Tiancheng in consideration of the loans extended to Qianxiang Tiancheng’s shareholders under the loan agreements mentioned below. In addition, Qianxiang Shiji has the option to acquire the equity interests of Qianxiang Tiancheng at the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the loans extended to the shareholders of Qianxiang Tiancheng under the loan agreements. Qianxiang Shiji or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Qianxiang Shiji or its designated representative(s) is entitled to exercise the options for unlimited times until all of the equity interests of Qianxiang Tiancheng have been acquired, and can be freely transferred, in whole or in part, to any third party. Without Qianxiang Shiji’s consent, Qianxiang Tiancheng’s shareholders shall not transfer, donate, pledge, or otherwise dispose their equity shareholdings in Qianxiang Tiancheng in any way. The equity option agreement will remain in full force and effect until the earlier of: (i) the date on which all of the equity interests in Qianxiang Tiancheng have been acquired by Qianxiang Shiji or its designated representative(s); or (ii) the receipt of the 30-day advance written termination notice issued by Qianxiang Shiji to the shareholders of Qianxiang Tiancheng. The key factors for our decision to exercise the option are whether the current regulatory restrictions on foreign investment in the value-added telecommunications services, online game business and advertising business will be relaxed in the future, which is rather unpredictable at the moment. If such restrictions are relaxed, we will, through Qianxiang Shiji, exercise the option and purchase all or part of the equity interests in Qianxiang Tiancheng.

Loan Agreements. Under loan agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, Qianxiang Shiji made interest-free loans in an aggregate amount of RMB10.0 million to the shareholders of Qianxiang Tiancheng exclusively for the purpose of the initial capitalization and the subsequent financial needs of Qianxiang Tiancheng. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Qianxiang Tiancheng to Qianxiang Shiji or its designated representatives pursuant to the equity option agreements. The term of the loans is ten years from the actual withdrawal of such loans by the shareholders of Qianxiang Tiancheng, and will be automatically extended for another ten years unless a written notice to the contrary is given by Qianxiang Shiji to the shareholders of Qianxiang Tiancheng three months prior to the due date.

In the opinion of TransAsia Lawyers, our PRC legal counsel:

•	the corporate structure of our consolidated affiliated entities and our subsidiary in China comply with all existing PRC laws and regulations;

•

the contractual arrangements among Qianxiang Shiji and our consolidated affiliated entity, Qianxiang Tiancheng and its shareholders, that are governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•

each of our PRC subsidiary and each of our consolidated affiliated entities has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of our PRC subsidiary and each of our consolidated affiliated entities are in full force and effect. Each of our PRC subsidiary and our consolidated affiliated entities is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of TransAsia’s knowledge after due inquiries, none of our PRC subsidiary, consolidated affiliated entities or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC social networking, online advertising, online games and social commerce services do not comply with PRC government restrictions on foreign investment in value-added telecommunication services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

PRC Regulations on Loans and Direct Investment by Offshore Holding Companies

We are an offshore holding company conducting our operations in China through our PRC subsidiary and consolidated affiliated entities. PRC regulations of loans and direct investment by offshore holding companies to PRC entities may limit our use of the proceeds we expect to receive from this offering. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may limit our use of the proceeds we receive from this offering to fund our expansion or operations.”

Our Shareholding and Voting Structure

In April 2011, our shareholders approved a dual-class ordinary share structure, which will become effective immediately prior to the closing of this offering. Contemporaneously with the closing of this offering, (i) 25,571,420 series A preferred shares, 70,701,580 series B preferred shares and 173,985,970 ordinary shares held by Mr. Joseph Chen, our founder, chairman and chief executive officer, will be converted into Class B ordinary shares on a one-for-one basis, (ii) 135,129,480 preferred shares held by SB Pan Pacific Corporation will be converted into Class B ordinary shares on a one-for-one basis, and (iii) all of the remaining ordinary and preferred shares will be converted into Class A ordinary shares on a one-for-one basis. The ADSs being sold in this offering represent Class A ordinary shares, and all ordinary shares issued after the closing of this offering will be Class A ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Class B ordinary shares will automatically convert into the same number of Class A ordinary shares under certain circumstances. For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

The following diagram illustrates our shareholding and voting structure immediately after the completion of this offering, assuming (i) the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (ii) we will issue and sell a total of 33,000,000 Class A ordinary shares to a group of unrelated third-party investors through concurrent private placements, which number of shares has been calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus:

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our selected consolidated statement of operations data presented below for the years ended December 31, 2008, 2009 and 2010 and our selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our balance sheet data as of December 31, 2008 has been derived from our audited financial statements not included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP and have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. We were incorporated in February 2006 and our SNS website, originally www.xiaonei.com, was launched in October 2005. This website was subsequently renamed www.renren.com in August 2009. We have not included financial information for the two years ended December 31, 2007, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2008, 2009 and 2010, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense. Our historical results do not necessarily indicate results expected for any future periods.

	Year ended December 31,
	2008	2009	2010
	(in thousands of US$, except for share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues	$13,782	$46,684	$76,535
Cost of revenues	5,667	10,379	16,624

Gross profit	8,115	36,305	59,911

Operating expenses(1):
Selling and marketing	7,111	19,375	20,281
Research and development	4,921	12,937	23,699
General and administrative	4,045	6,510	7,511
Impairment of intangible assets	—	211	739

Total operating expenses	16,077	39,033	52,230

(Loss) gain from operations	(7,962)	(2,728)	7,681

Change in fair value of warrants	72,875	(68,184)	(74,364)
Exchange (loss) gain on dual currency deposit	(12,908)	1,673	3,781
Interest income	801	288	335
Realized gain on marketable securities	—	755	—
Gain on disposal of cost of method investment	—	—	40
Impairment of cost method investment	(350)	—	—

Income (loss) before provision for income tax and loss in equity method investment, net of income taxes	52,456	(68,196)	(62,527)
Income tax (expenses) benefit	(523)	31	1,332

Income (loss) before loss in equity method investment, net of income taxes	51,933	(68,165)	(61,195)
Losses in equity method investment, net of income taxes	(41)	(102)	—

Income (loss) from continuing operations	51,892	(68,267)	(61,195)

Discontinued operations:
Loss from discontinued operations, net of tax	(2,740)	(2,481)	(4,301)
Gain on disposal of discontinued operations, net of tax	—	633	1,341

Loss on discontinued operations, net of tax	(2,740)	(1,848)	(2,960)
Net income/(loss)	49,152	(70,115)	(64,155)
Add: Net loss attributable to the noncontrolling interest	185	—	—

Net income/(loss) attributable to Renren Inc.	$49,337	$(70,115)	$(64,155)

Net income (loss) per share:
Income (loss) from continuing operations per share attributable to Renren Inc. shareholders:
Basic	$0.00	$(0.34)	$(0.30)
Diluted	$0.00	$(0.34)	$(0.30)

Loss from discontinued operations per share attributable to Renren Inc. shareholders:
Basic	$(0.01)	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)	$(0.01)

Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.01)	$(0.35)	$(0.31)
Diluted	$(0.01)	$(0.35)	$(0.31)

Net loss per ADS(2):
Basic	$(0.02)	$(1.03)	$(0.94)
Diluted	$(0.02)	$(1.03)	$(0.94)

Weighted average number of shares used in calculating net income (loss) per ordinary share:
Basic	247,587,070	250,730,367	244,613,530
Diluted	251,533,130	250,730,367	244,613,530

(1)	Including share-based compensation expenses as set forth below:

	Year ended December 31,
	2008	2009	2010
	(in thousands of US$)
Allocation of Share-based Compensation Expenses:
Selling and marketing	$79	$78	$121
Research and development	176	232	572
General and administrative	977	1,946	2,105

Total share-based compensation expenses	$1,232	$2,256	$2,798

(2)	Each ADS represents three Class A ordinary shares.

	As of December 31,
	2008	2009	2010
			Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in thousands of US$)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$51,424	$90,376	$136,063	$136,063	$643,940
Short-term investments	14,369	36,369	62,318	62,318	62,318
Accounts receivable, net	5,991	14,362	12,815	12,815	12,815
Warrants-asset	63,710	—	—	—	—
Total current assets	138,011	147,409	437,519	437,519	945,396
Total assets	165,244	179,122	456,474	456,474	964,351
Warrants-liability	—	21,481	—	—	—
Total current liabilities	9,640	40,769	25,391	25,391	25,391
Total liabilities	10,881	41,706	25,907	25,907	25,907
Series C convertible redeemable preferred shares	36,764	28,520	28,520	—	—
Series D convertible redeemable preferred shares	130,000	193,398	571,439	—	—
Total equity (deficit)	$(12,401)	$(84,502)	$(169,392)	$430,567	$938,444

Notes:
(1)	Our consolidated balance sheet data as of December 31, 2010 on a pro forma basis reflects the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares upon the closing of this offering.
(2)	Our consolidated balance sheet data as of December 31, 2010 on a pro forma as adjusted basis reflects (a) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares upon the closing of this offering; (b) the net proceeds we will receive in this offering, and (c) the net proceeds we will receive from our issuance and sale of Class A ordinary shares to a group of third-party investors through concurrent private placements, in each of (b) and (c) above, assuming an initial offering price of US$10.00 per ADS (equivalent to US$3.33 per Class A ordinary share), the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We operate the leading real name social networking internet platform in China as measured by total page views and total user time spent on social networking websites in February 2011, based on data issued in March 2011 by iResearch. Our platform enables our users to connect and communicate with each other, share information and user-generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. We had approximately 117 million activated users as of March 31, 2011. We believe our users are attracted to our large and highly engaged real name community, the broad range of rich communication features and functions, our information and content-sharing features, our offering of a variety of online games and other applications and services. Our platform includes renren.com, which is our main social networking website, game.renren.com, which is our online games center, nuomi.com, which is our social commerce website, as well as jingwei.com, which is our newly launched professional and business social networking service website.

We currently generate revenues from online advertising and IVAS. Our online advertising revenues are derived from a wide range of formats and solutions, which collectively accounted for 49.2%, 39.4% and 41.8% of our total net revenues in 2008, 2009 and 2010, respectively, and our IVAS revenues accounted for 50.8%, 60.6% and 58.2% of our total net revenues in 2008, 2009 and 2010, respectively. Our IVAS revenues are comprised of online games revenues and other IVAS revenues. The substantial majority of our IVAS revenues are derived from online games, and the substantial majority of our online games revenues are generated from users’ purchases of in-game virtual items offered on game.renren.com. Other IVAS revenues include revenues we earn from merchants who offer services and products on nuomi.com, paid applications on our Renren Open Platform program and VIP memberships.

In late 2008, due to regulatory changes to the operating environment of wireless value-added services, or WVAS, we decided to exit our WVAS business. We discontinued the majority of our WVAS business in 2009 and the remainder in 2010. We received in aggregate approximately US$0.8 million in proceeds from the sale of our WVAS business to unrelated third parties in 2009. In addition, to further focus on our leading social networking internet platform in China, in December 2010 we sold all of our equity interests in Mop.com, an internet community website in China, and Gummy Inc., a social internet games provider in Japan, to Oak Pacific Holdings, a company owned by some of our shareholders. For more information, see “Related Party Transactions—Disposal of Mop.com and Gummy Inc.” The aggregate consideration for the sale of Mop.com and Gummy Inc. was approximately US$18.1 million, and was determined based on a valuation prepared with the assistance of an independent valuation firm. The financial results associated with our WVAS business and with Mop.com and Gummy Inc. have been presented as discontinued operations for all periods presented in this prospectus.

Our total net revenues increased from US$13.8 million in 2008 to US$46.7 million in 2009 and to US$76.5 million in 2010, representing a CAGR of 135.7% from 2008 to 2010. We had net income from continuing operations of US$51.9 million, a net loss from continuing operations of US$68.3 million and a net loss from continuing operations of US$61.2 million in 2008, 2009 and 2010, respectively. Our net income and net losses from our continuing operations reflect the aggregate impact of non-cash items relating to share-based compensation of US$71.6 million in 2008, the change in fair value of our then outstanding series D warrants, amortization of intangible assets and impairment of intangible assets of US$71.2 million in income in 2008, US$71.3 million in expenses in 2009 and US$78.6 million in expenses in 2010. All outstanding warrants to purchase series D preferred shares were exercised in December 2010.

Our results of operations are affected by PRC laws, regulations and policies relating to the internet and the online advertising, online games and social commerce businesses. Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services and advertising businesses in China, we operate our business primarily through Qianxiang Tiancheng, which is our consolidated affiliated entity in China, and its subsidiaries. We do not hold any equity interest in Qianxiang Tiancheng or its subsidiaries. However, through a series of contractual arrangements with Qianxiang Tiancheng and its shareholders, we effectively control, and are able to derive substantially all of the economic benefits from, Qianxiang Tiancheng and its subsidiaries and treat them as our consolidated affiliated entities under U.S. GAAP.

Selected Statements of Operations Items

Net Revenues

We derive all of our revenues from online advertising and IVAS. Our IVAS revenues comprise online games revenues and other IVAS revenues. As is customary in the advertising industry in China, we offer rebates to third-party advertising agencies and recognize online advertising revenues net of these rebates. We recognize all of our revenues net of business taxes.

The following table sets forth the principal components of our net revenues, both as absolute amounts and as percentages of our total net revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2008		2009		2010
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Net revenues:
Online advertising	$6,776	49.2%	$18,408	39.4%	$32,003	41.8%
IVAS:
Online games	6,272	45.5	23,565	50.5	34,413	45.0%
Other IVAS	734	5.3	4,711	10.1	10,119	13.2%

Subtotal	7,006	50.8	28,276	60.6	44,532	58.2%

Total	$13,782	100.0%	$46,684	100.0%	$76,535	100.0%

Online Advertising. We offer a wide range of online advertising formats and solutions, including display advertising, social advertisements, promoted news feed items, fan/brand pages, in-game advertising, our recently launched self-service advertising solution targeted at small and medium-sized enterprises, branded virtual gifts and other formats such as sponsored online events. In 2008, 2009, and 2010, approximately 100.0%, 100.0% and 94.3%, respectively, of our online advertising revenues were derived from pay-for-time arrangements, whereby advertisers make their payment based on the period of time an advertisement is displayed in a specific format on a specific web page. In addition to pay-for-time arrangements, advertisers can pay for our advertising solutions based on the number of ad impressions delivered or the number of clicks on their advertisement. An “ad impression” is delivered when an advertisement appears on a page and the page is viewed by a user.

Due to the rapidly evolving nature of both the online advertising industry and social networking websites as an advertising platform, we are generally not able to use conventional price and volume analysis in evaluating the financial performance of our online advertising services. Because we offer a variety of advertisement formats on different locations of our webpages and both the advertisement formats and webpages have changed significantly in the past few years, we do not have meaningful advertisement volume information that can be used for period to period comparison purposes. Similarly, the price for the same duration of an advertisement may change due to the location of the webpage, the location of the advertisement on the webpage and rotation frequency. In addition, because social networking websites as an advertising platform is an emerging business model and our pricing model for our advertising services has undergone significant changes in the past several years, period to period comparisons of prices of our advertising services would not be meaningful.

We expect our online advertising revenues to continue to grow as we continue to grow our user base and attract more advertisers, provide new and innovative advertising solutions and increase the advertising spend of our advertisers. The most significant factors that directly or indirectly affect our online advertising revenues include the following:

•	the number of users of our social networking internet platform and the amount of time they spend on our platform;

•	acceptance by advertisers of online advertising in general and real name social networking services in particular as an effective marketing channel;

•	the size of total online advertising budgets of advertisers;

•	our ability to retain existing advertisers and attract new advertisers;

•	our ability to continue providing innovative advertising solutions that enable advertisers to reach their target audiences; and

•	government regulations or policies affecting the internet and SNS and online advertising businesses.

IVAS. Our IVAS revenues are comprised of online games revenues and other IVAS revenues. The substantial majority of our IVAS revenues are derived from online games, and the substantial majority of our online games revenues are generated from users’ purchases of in-game virtual items, such as accessories and pets, on game.renren.com, our online games center. Other IVAS revenues include revenues we earn from merchants who offer services and products on our nuomi.com social commerce website, paid applications on our Renren Open Platform program and VIP memberships. Revenues generated from online games or applications developed by third parties are subject to revenue-sharing agreements with the third-party developers.

We collect most of our online games revenues through third-party online payment systems. We also sell prepaid cards to distributors at a discount to the face value of the cards. For a detailed discussion of how revenues from IVAS are recognized in our financial statements, see “—Critical Accounting Policies—Revenue Recognition—IVAS.”

As our IVAS business is comprised of several business models, including the sale of in-game virtual items, paid applications on our Renren Open Platform program and VIP memberships, and as each business model has its own revenue sources, quantitative price analysis for our IVAS business as a whole is not practical or meaningful. Consequently, we are generally not able to use conventional average sale price analysis in evaluating the financial performance of our IVAS businesses.

The most significant factors that directly or indirectly affect our IVAS revenues include the following:

•	the number of users visiting our websites, including game.renren.com and nuomi.com, and the amount of IVAS they consume;

•	our ability to continue to offer new self-developed and third-party revenue-generating online games and applications that are attractive to users;

•	costs relating to developing, licensing or acquiring, and marketing new online games and applications;

•	our ability to maintain and improve revenue-sharing arrangements with third-party online game and application developers;

•	our ability to attract more merchants to offer services and products on nuomi.com; and

•	competition in China’s online games and social commerce markets.

Cost of Revenues

Cost of revenues consists primarily of bandwidth and co-location costs, games-related costs, salaries and benefits and direct advertisement costs. The following table sets forth our cost of revenues for continuing operations, both as absolute amounts and as percentages of our total net revenues, for the periods indicated. We expect that our cost of revenues will increase in amount as we further grow our user base and expand our revenue-generating services.

	Years ended December 31,
	2008		2009		2010
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Cost of revenues:
Bandwidth and co-location costs	$3,024	21.9%	$6,191	13.3%	$9,645	12.6%
Games-related costs	1,610	11.7	1,374	2.9	2,246	2.9
Salaries and benefits	593	4.3	773	1.7	1,352	1.8
Direct advertisement costs	73	0.5	968	2.1	1,571	2.1
Other expenses	367	2.7	1,073	2.3	1,810	2.4

Total cost of revenues	$5,667	41.1%	$10,379	22.3%	$16,624	21.8%

Bandwidth and co-location costs. Bandwidth and co-location costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers. Bandwidth and co-location costs are a significant component of our cost of revenues. We expect our bandwidth and co-location costs to increase as traffic to our websites continues to grow.

Games-related costs. Games-related costs primarily consist of fixed and variable fees for licensing certain of our online games from third-party developers. Fixed licensing fees are amortized on a straight line basis over the shorter of the license period and the useful economic life of the licensed game. Variable licensing fees are calculated as a percentage of the revenues we generate from the licensed games and are recognized when the relevant revenues are recognized.

Salaries and benefits. Salaries and benefits primarily consist of salaries and welfare benefits for employees whose services are directly related to the generation of revenues.

Direct advertisement costs. Direct advertisement costs are design, development and certain other costs incurred by third parties with whom we have contracted to provide certain services relating to our online advertising services. For example, if an advertiser places an advertisement on our renren.com website and we contract with a third party to provide technical assistance and design support for placing such advertisement, the fees paid to this third party are classified as direct advertisement costs.

Other expenses. Other expenses primarily include depreciation and content costs. Depreciation expenses primarily consist of the depreciation of servers and other equipment. We include depreciation expenses for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Content costs consist of fees we pay to license content from copyright owners or content distributors.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, general and administrative expenses and impairment of intangible assets. The following table sets forth our operating expenses for continuing operations, both as absolute amounts and as percentages of our total net revenues, for the periods indicated.

	Years ended December 31,
	2008		2009		2010
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Operating Expenses:
Selling and marketing	$7,111	51.6%	$19,375	41.5%	$20,281	26.5%
Research and development	4,921	35.7	12,937	27.7	23,699	31.0
General and administrative	4,045	29.3	6,510	13.9	7,511	9.8
Impairment of intangible assets	—	—	211	0.5	739	1.0

Total operating expenses	$16,077	116.6%	$39,033	83.6%	$52,230	68.3%

Our selling and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation Expenses” for more information.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel and advertising and promotion expenses. Our selling and marketing expenses increased substantially from 2008 to 2009, primarily due to advertising campaigns on television and other media in connection with our re-branding of “Xiaonei” to “Renren”. The increase was also due to higher salaries, benefits and commissions for our sales and marketing personnel, primarily as a result of increased headcount, and online games promotions. We expect that our selling and marketing expenses will increase in the near term as we hire additional sales and marketing personnel, particularly for our Nuomi social commerce services.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel. Research and development expenses increased substantially from 2008 to 2010, mostly due to the hiring of more research and development personnel to support the rapid growth of our business. We expect our research and development expenses on an absolute basis to increase as we intend to hire additional research and development personnel to, among other things, develop new features and services for our SNS platform, develop new online games and applications and further improve our technology infrastructure.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees and expenses for third-party professional services. We expect our general and administrative expenses to increase in the future on an absolute basis as our business grows and we incur increased costs related to complying with our reporting obligations as a public company under U.S. securities laws.

Impairment of Intangible Assets

Impairment of intangible assets in 2009 consists primarily of an impairment of uume.com, a purchased domain name, as we decided to stop using this domain name after transferring all of the online games operated on uume.com to game.renren.com. In 2010, the impairment loss related to a write-off of a domain name that is no longer in use.

Change in Fair Value of Warrants

Change in fair value of warrants relate to the warrants we granted to SOFTBANK CORP. in April 2008 and amended in July 2009 in connection with our issuance and sale of series D preferred shares to SOFTBANK CORP. See “—Critical Accounting Policies—Fair Value of Warrants.” As all of the warrants held by SOFTBANK CORP. have been exercised in full in December 2010, these warrants will not affect our results of operations for future periods.

Exchange (Loss) Gain on Dual Currency Deposit

Exchange loss or gain on dual currency deposit consists primarily of exchange losses on dual currency deposits in U.S. dollars and Australian dollars in 2008, and exchange gains on dual currency deposits in U.S. dollars and Japanese yen in 2009 and 2010. We made dual currency deposits in addition to RMB deposits in the ordinary course of our business to enhance the yields on our cash balances.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC

Prior to the effective date of the New EIT Law on January 1, 2008, enterprises in China were generally subject to an enterprise income tax at a statutory rate of 33% unless they qualified for certain preferential treatment. Effective as of January 1, 2008, the New EIT Law applies a uniform enterprise income tax rate of 25% to all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualifying entities. Enterprises established before March 16, 2007 that were entitled to the then available preferential tax treatment may continue to enjoy such treatment (i) in the case of preferential tax rates, for a maximum of a five-year period starting from January 1, 2008; during such period, the tax rate will gradually increase to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, dividends, interests, rent or royalties paid by a PRC entity to foreign non-resident enterprise investors, and proceeds from the disposition of assets by such foreign enterprise investor, will generally be subject to a 10% withholding tax.

On March 31, 2009, Qianxiang Wangjing, one of our consolidated affiliate entities, was qualified as a Software Enterprise by the Beijing Science and Technology Commission. According to such qualification, Qianxiang Wangjing is eligible for certain preferential tax treatments, including a two-year exemption and three-year 50% reduction on its annual enterprise income tax starting from the first year when it generated profits, which was 2009. This preferential tax treatment benefited us by reducing our income tax charge in 2010 by US$11.3 million when Qianxiang Wangjing was exempted from enterprise income tax. From tax years 2011 to 2013, Qianxiang Wangjing will pay income tax at 12.5% (i.e. 50% of the standard rate). Thereafter Qianxiang Wangjing will pay income tax at the standard rate of 25%. Consequently, our effective tax rate is expected to increase in future years.

Under the New EIT Law, an enterprise established outside of the PRC with “de facto management bodies” located within the PRC is considered a PRC resident enterprise and therefore will be subject to a 25% PRC enterprise income tax on its global income. The implementation rules define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” In addition, SAT Circular 82 treats a Chinese-controlled enterprise established outside of China as a PRC resident enterprise with “de facto management bodies” located in the PRC for tax purposes where all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily production or business operations are located in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s board members with voting rights or senior management habitually reside in the PRC. Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises under the New EIT Law. If considered a PRC resident enterprise for tax purposes, we would be subject to the PRC enterprise income tax at the rate of 25% on our global income for the period after January 1, 2008. Given that Circular 82 was issued regarding overseas enterprises controlled by PRC enterprises (not those controlled by PRC individuals), it is not strictly applicable to us. As of December 31, 2010, we had not accrued reserves for PRC tax on such basis.

For more information on PRC tax regulations, see “Regulation—Regulations on Tax.”

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In connection with the preparation and audit of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness and one significant deficiency, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU325, in our internal control over financial reporting as of December 31, 2010. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

The material weakness identified related to insufficient accounting personnel with appropriate U.S. GAAP knowledge. Since the beginning of 2011, we have started to take a number of steps to improve our internal control over financial reporting and to address the material weakness, including:

•

we plan to implement regular and continuous U.S. GAAP accounting and financial reporting training programs for our existing accounting and reporting personnel, including both junior and senior personnel;

•

we have commenced efforts to recruit additional qualified accounting personnel, with relevant experience in U.S. GAAP accounting and reporting and auditing, to be responsible for SEC and U.S. GAAP reporting; and

•	we plan to subscribe to a U.S. GAAP accounting and reporting services tool from an external service provider.

We intend to remediate the material weakness and significant deficiency before December 31, 2012, but we can give no assurance that we will be able to do so. Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include a management’s report on internal control over financial reporting in our annual report on Form 20-F for the year ending December 31, 2012.

Designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we intend to take may not fully address the material weakness, significant deficiency and other control deficiencies that we and our independent registered public accounting firm have identified, and material weaknesses in our internal control over financial reporting may be identified in the future. See “Risk Factors—Risks Relating to Our Business—In the course of preparing our consolidated financial statements, one material weakness and one significant deficiency in our internal control over financial reporting were identified. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.”

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

Historically, we have generated revenues primarily through online advertising and IVAS, which includes, among others, online games. We started generating revenues from social commerce services in June 2010 when we launched nuomi.com. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Online advertising

Pursuant to advertising contracts, we provide advertisement placement services on our SNS platform and in our online games. We primarily enter into pay-for-time contracts, pursuant to which we bill our customers based on the period of time to display the advertisements in the specific formats on specific web pages. In recent years we have entered into pay-for-volume arrangements, pursuant to which we bill our customers based on the number of impressions or click-throughs that we deliver.

For pay-for-time contracts revenues are recognized ratably over the period the advertising is provided. Pay-for-volume contracts revenues are recognized based on traffic volume tracked and the pre-agreed unit price. Contractual billings in excess of recognized revenue and payments received in advance of revenue recognition are recorded as deferred revenues.

We enter into advertising placement contracts with advertisers, or more frequently, with the advertisers’ advertising agents, and we offer volume rebates to certain advertisers’ advertising agents. We treat these advertising agents as our customers and our advertising revenues are recognized after deducting the estimated rebates. An estimate of the total rebate is based on the estimates of the sales volume to be reached based on our historical experience. If amounts of future rebates cannot be reasonably estimated, a liability will be recognized for the maximum potential amount of the rebates.

IVAS

Online games

We generate revenue from the provision of online games, particularly web-based online games. Our games can be accessed and played by end users free of charge, and the end users may choose to purchase in-game virtual merchandise or premium features to enhance their game-playing experience using virtual currency. The end users can purchase virtual currency by making direct online payments to us through third-party online payment platforms or purchasing prepaid cards. The amount received from direct online payments is recorded initially as deferred revenues. We sell prepaid cards through distributors across China with sales discounts from the face value offered by us. As we do not have control over and generally do not know the ultimate selling price of the prepaid cards sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as deferred revenues. End users use an access code and password, either obtained from the prepaid card or through direct online payment, to exchange the face value of these cards or the amount of direct online payment for virtual currency and deposit them into their personal accounts. End users consume the virtual currency for in-game virtual merchandise or premium features sold.

We recognize revenues as the in-game virtual merchandise or premium features are first used by the end users, as we believe that our in-game merchandise or premium features have short estimated useful lives over which they are used by end users, and that more than 90% of our game players use the feature within seven days of the first usage. Consequently, we believe that recognizing revenue on first usage is substantially the same as recognizing over the estimated useful life. We have considered the average period that end users typically play our games and other end user behavior patterns to arrive at this best estimate for the lives of these in-game merchandise or premium features. However, given the relatively short operating history of our online games, our estimate of the period that end users typically play our games may not accurately depict such period and hence the lives of the in-game merchandise or premium features. We will adopt a policy of assessing the estimated lives of in-game merchandise or premium features periodically. While we believe our estimates to be reasonable in view of actual player information available, we may revise such estimates in the future as we have longer game operation periods to reference and we continue to gain more operating data. Any adjustments arising from changes in the estimates of in-game items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the end user behaviors pattern. Any changes in our estimate of lives of the in-game items may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate.

We are not able to track on an individual basis the virtual currency purchased by our users at various prices. Accordingly, we calculate the amount of revenues recognized for each game point consumed using a moving weighted average method, by dividing the sum of the payments received in the current month and the deferred revenue balance as of the beginning of the month by the sum of number of the units of the virtual currency purchased by the end users in the current month and the units unconsumed by the end users as of the beginning of the month.

An example calculation of the application of the moving weighted average method is as follows:

We sell a pre-paid card with a face value of 100 units of virtual currency through a distributor at a price of US$80 and sell another 100 units virtual currency through direct on-line payment at a price of US$100. There is no unused virtual currency or deferred revenues outstanding as of the beginning of the period. During the period, the game players completely used 150 units of virtual currency, and then the computation of the revenues recognized by the application of the moving weighted average method is as follows:

	Units of virtual currency		Amount in US$
Outstanding units/ deferred revenues as of beginning of the period	—	A	—	B
Sales during the period	200	C	US$180(US$80+US$100)	D
Moving weighted average unit price for the period			US$0.9	E=(B+D)/(A+C)
Units used/revenues recognized in the period	150	F	US$135	G=E*F
Outstanding units/ deferred revenues as of ending of the period	50	H=A+C-F	US$45	I=B+D-G

The deferred revenues in relation with the inactivated prepaid cards are recognized as revenues when the term of the prepaid card expires, which is normally two years from the date of purchase. The amount associated with the unused virtual currency, which are without contractual expiration term, are carried as deferred revenues indefinitely as we are not able to reasonably estimate the amount of virtual currency which will be ultimately given up by the users due to our short operating history.

We have also entered into revenue sharing agreements with certain third-party game developers. Under these agreements, we promote and provide links to the online games on our website and the third-party developers operate the games, which includes providing game software, hardware, technical support and customer services. We are entitled to a pre-agreed share of the payments received, which varies based on negotiation with the third-party game developer. We recognize these revenues on a net basis because we believe the third-party game developers are the primary obligors of the arrangement since they operate the games and take primary responsibility to end users. The game end users make online payments to us or purchase our prepaid cards. The payments received by us are initially recognized as deferred revenues because at that time we do not know what specific games end users will purchase. The deferred revenues are transferred to accounts payable to the third-party game developers and recognized as revenues at the agreed revenue sharing percentage when end users deposit our virtual currency into the end users’ accounts in the specific games.

Renren Open Platform Program

Our social networking internet platform also allows our users to access for-purchase applications developed by third parties. Pursuant to revenue-sharing agreements entered between us and the third-party application developers, we are generally entitled to a 52% share of the revenues generated from our users accessing such for-purchase applications developed by third parties. The revenues are recognized on a net basis when the third-party applications are sold through our platform and our users make online payment to us, which normally occurs concurrently.

Social Commerce

Beginning in June 2010, we have provided social commerce services through nuomi.com. Third-party merchants agree to provide Nuomi users discounted prices when enough Nuomi users sign up for a deal consisting of particular products, services or events provided by the merchants. We recognize revenue for the difference of the amounts we collect from Nuomi users and the amount we pay to the third-party merchants, which normally includes two components. The first component is the pre-agreed per user commission for which the revenues are recognized when all following criteria are met: (i) the number of participating users reaches the minimum requirement of the merchants; (ii) the participating users have made their payments to us; and (iii) we have released the electronic coupons for the agreed discounted prices to the participating users. Historically, all three criteria were generally met within one day. The second component of our revenues is the payments from participating users who ultimately do not consume the released electronic coupons, since we pay merchants the amounts only for those coupons used but do not refund such amounts to our users. The payments received for unused coupons are initially recognized as accounts payables and, until March 2011, had been recognized as revenues when the term of the released coupon expires.

In March 2011, we revised some of the terms for the coupons released for our social commerce services business through our Nuomi website:

•	Participating users are now entitled to a full cash refund within seven days of purchasing a coupon or they may deposit the payments made to us as credits for future transactions without a time limit.

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If the released electronic coupons expire without consumption, the participating user may now use the amounts as credits against future transactions without a time limit. This term applies retroactively to all expired coupons from the commencement of our social commerce service business in June 2010.

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We offer to refund the participating users if the quality of the products or services provided by the third-party merchants does not meet the descriptions of the products or services provided by the third-party merchants on our Nuomi website.

As a result of the above described changes, for deals with the revised terms, we henceforth recognize the pre-agreed per user commission revenue upon the consumption of the released coupon. We continue to believe we are an agent and recognize revenues on a net basis.

We no longer recognize the revenues for unused coupons upon their expiration. As we are not yet able to estimate how many users will ultimately neither use the coupon nor the credits received upon expiry of the initial unused coupon for a future purchase, we will carry all such amounts as a liability until the released coupon is ultimately used.

In addition, we have recognized a US$0.5 million liability as of March 15, 2011, for the cumulative effect of the credits extended to the unused coupons expired before that date as a result of the retroactive effect of the changed term regarding expired unused coupons. We have charged this to the income statement as a marketing expense.

We have not recognized any liability in connection with our commitment to refund the participating users if the quality of the products or services provided by third-party merchants does not meet the descriptions of the products or services offered on our Nuomi website. The third party merchants are responsible and liable for the quality of the products or services provided. We hold the right to claim reimbursements from the third party merchants or deduct from the amounts payable to them.

Goodwill and Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of an independent valuation firm in determining the fair value of the identifiable intangible net assets of the acquired business.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows, and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives.

Goodwill is tested for impairment at least once annually. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We recognized an impairment charge of US$21,000 to fully write down the goodwill in WVAS reporting in the year 2008 as we significantly adjusted downward the profit forecast and expected future net revenues from the WVAS to be lower than we previously forecasted as a result of various new policies introduced by mobile operators in the second half of 2007, which materially adversely impacted the operating environment for our business.

The following table sets forth the estimated fair values, carrying values of and goodwill allocated to our online advertising reporting units, which carried all our goodwill as of December 31, 2010:

Reporting Unit	Online Advertising
(in thousands of US$ except for percentages)
Estimated fair value	373,647
Carrying value	39,628
Percentage by which fair value exceeds carrying value	843%
Amount of goodwill allocated to the reporting unit	4,420

Intangible assets with indefinite useful lives are not subject to amortization and are tested for impairment at least annually if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. During the year ended December 31, 2009, we recorded an impairment loss of US$0.2 million for a domain name with an indefinite life, since we decided to stop using the domain name uume.com after transferring all the online games operated on www.uume.com to one of our other operating platforms.

Intangible assets with determinable useful lives are amortized on a straight-line basis.

We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. We did not recognize impairment for intangible assets for the periods presented in this prospectus.

Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

Fair Value of Ordinary Shares

We are a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of: (i) determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs in determining the grant date fair value of the award; (ii) determining the fair value of our ordinary shares at the date of issuance of our convertible instruments in the determination of any beneficial conversion feature; and (iii) determining the fair value of our series D warrants as of the issuance date and re-measurement dates.

The fair value of the ordinary shares, convertible instruments and options granted to our employees were estimated by us, with assistance from Marsh Financial Advisory Services Limited, or Marsh, an independent third-party appraiser. We are ultimately responsible for the determination of all amounts related to share-based compensation and the convertible instruments recorded in the financial statements.

The following table sets forth the fair value of our ordinary shares estimated at different dates in 2008, 2009, 2010 and 2011:

Date	Class of shares	Fair Value	Purpose of valuation	Type of valuation
January 31, 2008	Ordinary shares	US$0.15	Share option grant	Retrospective
April 5, 2008	Ordinary shares	US$0.17	Issuance of series D warrant	Retrospective
December 31, 2008	Ordinary shares	US$0.09	Re-measurement of series D warrant	Retrospective
July 2, 2009	Ordinary shares	US$0.11	Re-measurement of series D warrant	Contemporaneous
October 15, 2009	Ordinary shares	US$0.22	Share option grant	Retrospective
December 31, 2009	Ordinary shares	US$0.24	Re-measurement of series D warrant	Contemporaneous
March 10, 2010	Ordinary shares	US$0.30	Share option grant	Retrospective
March 31, 2010	Ordinary shares	US$0.30	Share option grant and re-measurement of series D warrant	Retrospective
June 1, 2010	Ordinary shares	US$0.60	Share option grant	Retrospective
June 30, 2010	Ordinary shares	US$0.60	Re-measurement of series D warrant	Retrospective
September 30, 2010	Ordinary shares	US$0.72	Re-measurement of series D warrant	Contemporaneous
October 21, 2010	Ordinary shares	US$0.72	Share option grant	Contemporaneous
December 27, 2010	Ordinary shares	US$1.12	Re-measurement of series D warrant	Contemporaneous
January 4, 2011	Ordinary shares	US$1.12	Share option grant	Contemporaneous

In determining the fair value of our ordinary shares, we have considered the guideline prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held Company Equity Securities Issued and Compensation, or the Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

Marsh used the discounted cash flow, or DCF, method of the income approach to derive the fair value of our ordinary shares in 2008, 2009 and 2010. We considered the market approach and searched for public companies located in China with business nature and in a development stage similar to ours. However, no companies were similar to us in all aspects, and we therefore only used the results obtained from the market approach to assess the reasonableness of the results obtained from the income approach. The determination of the fair value of our ordinary shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

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Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. The changes in WACC from 23% as of January 31, 2008 to 17% as of December 31, 2010 was primarily due to our business growth and additional funding from series D preferred shares for accelerating development.

In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the internet social networking and online game industries were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the internet social networking and online game industries, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar services; and (ii) the guideline companies should either have their principal operations in China, as we operate in China, and/or are publicly listed companies in the United States, as we plan to become a public company in the United States.

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Discount for lack of marketability, or DLOM: When determining the DLOM, the option-pricing method (put option) and data from Mergerstat Review were applied to quantify the DLOM where applicable. Although it is reasonable to expect that the completion of this offering will add value to our shares because we will have increased liquidity and marketability as a result of this offering, the amount of additional value can be measured with neither precision nor certainty. The DLOMs were estimated to be 20% as of each valuation date before December 31, 2009 and decreased to 10% as of December 31, 2010. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts developed by us. Our revenue and earnings growth rates contributed significantly to the increase in the fair value of our ordinary shares from 2008 to 2010. The assumptions used in deriving the fair values were consistent with our business plan. However, these assumptions were inherently uncertain and highly subjective. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 23% to 17%.

We used the option-pricing method to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The fair value of our ordinary shares decreased from US$0.15 per share as of January 31, 2008 to US$0.09 per share as of December 31, 2008 primarily due to the global financial crisis in the second half of 2008, which caused us to revise downward our projected future financial performance.

The fair value of our ordinary shares increased from US$0.09 per share as of December 31, 2008 to US$0.24 per share primarily as of December 31, 2009, primarily due to the following:

•	the negative effect of the global financial crisis on our business was much less than originally expected;

•	the overall economic growth in our principal geographic markets, which led to increased market demand for our services;

•	we experienced annual growth of 238.7% in net revenues from US$13.8 million in 2008 to US$46.7 million in 2009;

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as our business grew and our size increased, we were in a better position to withstand unexpected economic changes. Accordingly, the discount rate used for the valuation of our company’s shares decreased from 21% for the December 31, 2008 valuation to 19% for the December 31, 2009 valuation.

The fair value of our ordinary shares increased from US$0.24 per share as of December 31, 2009 to US$0.30 per share as of March 31, 2010, primarily due to the following reasons:

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during the three months ended March 31, 2010, we acquired 11 new advertising clients and launched four third-party games and two internally developed games. As a result, the probability that we can achieve our financial forecast increased. Accordingly, the discount rate used in the valuation of our ordinary shares decreased from 19% for the December 31, 2009 valuation to 17.5% for the March 31, 2010 valuation; and

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due to increased marketability of our ordinary shares as we were closer in time to our initial public offering, DLOM decreased from 20% for the December 31, 2009 valuation to 18% for the March 31, 2010 valuation.

The fair value of our ordinary shares increased from US$0.30 per share as of March 31, 2010 to US$0.60 per share as of June 30, 2010, primarily due to the following reasons:

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because of the following events and factors, we revised upward our forecasted revenues for future years and we extended the end of our high-growth projection period from 2015 to 2017, before computing the terminal value of our business at a steady state:

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we acquired 25 new advertising clients, launched six third-party games and our quarterly revenues grew 41.5% from the three months ended March 31, 2010, all of which evidenced our ability to continuously grow our business and enhanced our confidence in our long-term growth;

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we hired our chief financial officer, a director of strategic development, a project management director of our game development department, a director of our network sales department and other senior management. These senior and experienced personnel improved (i) our operating efficiency, cost control measures and financial forecasting procedures; (ii) the visibility of our business development; and (iii) our understanding of user experience, which strengthened our ability to attract more users; and

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we significantly increased our lead over our closest competitor as the top real name social networking internet platform in China, from 48% more monthly unique visitors than our closest competitor in March 2010 to 105% more monthly unique visitors than our closest competitor in June 2010, based on relevant data publicly issued by iResearch; and

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due to the increased marketability of our ordinary shares as we were closer in time to our initial public offering, DLOM decreased from 18% for the March 31, 2010 valuation to 15% for the June 30, 2010 valuation.

The fair value of our ordinary shares increased from US$0.60 per share as of June 30, 2010 to US$0.72 per share as of September 30, 2010, primarily due to the following reasons:

•	we acquired 18 new advertising clients and launched 11 third-party games, which evidenced our ability to continuously grow our business and meet our financial forecasts;

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we received US$84 million from the exercise of tranche 3 series D warrants by their holder, which demonstrated the confidence of a major shareholder in our business and also provided additional funding to accelerate our business growth;

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due to the growth of our business, the increased viability of our business strategy and the improved results of our operations for the nine months ended September 30, 2010, we revised downward the discount rate used for the valuation of our ordinary shares from 17.5% for the June 30, 2010 valuation to 17.0% for the September 30, 2010 valuation; and

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due to the increased marketability of our ordinary shares as we were closer in time to our initial public offering, DLOM decreased from 15% for the June 30, 2010 valuation to 12% for the September 30, 2010 valuation.

We repurchased from certain non-employee shareholders around September 30, 2010:

•	47,142,860 ordinary shares at a price of $0.725 per share in August 2010; and

•	6,416,670 ordinary shares at a price of $0.725 per share in October 2010.

The fair value of our ordinary shares increased from US$0.72 per share as of September 30, 2010 to US$1.12 per share as of December 31, 2010, primarily due to the following reasons:

•	because of the following events and factors, we revised upward our forecasted growth in revenues and net income from 2010 through 2017:

•	we launched 13 third-party games, which exceeded our projections and increased our confidence in achieving faster revenue growth;

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our social commerce business, nuomi.com, substantially outperformed our forecasts. According to E-Commerce Research Center of China, after only a few months of operation, nuomi.com was one of the top three social commerce businesses in China, with a market share of 17.3%;

•	we introduced a number of new business initiatives to accelerate the growth of our business, including chewen.com, an LBS service and Renren Music; and

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the number of our unique mobile log-in users reached 30% of our total unique log-in users, which increased our confidence in the ability of our business to benefit from the growth of the mobile internet industry in China;

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we expected to receive US$198 million due to the exercise of tranche 4 series D warrants by their holder near the end of December 2010, which demonstrated the confidence of a major shareholder in our business and also provided additional funding to accelerate our business growth; and

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we formally kicked off the initial public offering process in November 2010. Due to the resulting increased likelihood of marketability of our ordinary shares, DLOM decreased from 12% for the September 30, 2010 valuation to 10% for the December 31, 2010 valuation.

We have prepared the table below to demonstrate the estimated impact of the changes in the key assumptions and inputs on the change in fair value of our ordinary shares at each valuation date compared with the prior valuation for each valuation date since March 31, 2010. The table is based on the assumptions listed in the notes to the table because the key assumptions are naturally interrelated in the determination of fair value.

Valuation Date	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Whether financial projections were revised from last valuation	No	Yes	No	Yes
Marketability discount	18%	15%	12%	10%
Discount rate (WACC)	17.5%	17.5%	17.0%	17.0%
Fair value per share in prior valuation date	$0.24	$0.30	$0.60	$0.72
(a) Increase in fair value due to time difference and / or revised financial projections(1)	$0.02	$0.27	$0.00	$0.23
(b) Increase in fair value due to a decrease in Marketability Discount (DLOM)(2)	$0.01	$0.02	$0.02	$0.02
(c) Increase in fair value due to a decrease of WACC(3)	$0.03	$0.00	$0.03	$0.00
(d) Change in fair value due to other factors such as exchange rate(4)	$0.00	$0.01	$0.07 (5)	$0.15 (5)
Total increase in fair value (= a + b + c + d)	$0.06	$0.30	$0.12	$0.40

Fair value per share	$0.30	$0.60	$0.72	$1.12

(1)	To quantify the effect of this factor used in the fair value determination model, we assume all other factors were kept unchanged from those used in the prior valuation.
(2)	To quantify the effect of this factor used in the fair value determination model, we assume all other factors were kept unchanged from the amounts used in the prior valuation, except the time difference and/or the financial projection factors, which we assume were changed to the amount used in the current valuation.
(3)	To quantify the effect of this factor used in the fair value determination model, we assume all other factors were kept unchanged from the amounts used in the prior valuation, except the time difference and/or the financial projection and the DLOM factors, which we assume were changed to the amount used in the current valuation.
(4)	To quantify the effect of this factor used in the fair value determination model, we assume all other factors, i.e. the time difference and/or the financial projections, the DLOM and the WACC, were changed to the amount used in the current valuation.
(5)	In the third and fourth quarters of 2010, there were cash injections from investors exercising warrants, which increased our fair value as a non-operating asset applied in the valuation model.

In determining the fair value of our ordinary shares as of various dates before this offering, we have considered the guidance prescribed by the Practice Aid. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of our ordinary shares through December 31, 2010 is set out above.

Paragraph 113 of the Practice Aid states that “the ultimate IPO price itself ...... is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise during the period culminating in its successful IPO may increase significantly. [I]ncreases in enterprise value ...... may be attributed partly to (a) changes in the amount and relative timing of future net cash flows (estimated and actual) as the enterprise successfully executes its business plan and responds to risks and opportunities in the market, and (b) a reduction in the risk associated with achieving projected results (or, from another perspective, narrowing the range of possible future results and increasing the likelihood of achieving desired results). In addition ...... the marketability provided by the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets. Moreover, macroeconomic factors ...... also may affect the extent to which an enterprise’s value changes during the period culminating in its successful IPO.” In accordance with paragraph 113 of the Practice Aid, we believe the ultimate initial public offering price itself is not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before this offering.

Nevertheless, we believe the implied increase in fair value of our ordinary shares from US$1.12 per ordinary share as of December 31, 2010 to US$3.33 per ordinary share, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus is attributable to the following reasons:

Had we performed a valuation of our ordinary shares now using the same methodology as in the December 31, 2010 valuation, the discount rate would have decreased from 17% as of December 31, 2010 to approximately 12% for the following factors:

•	the successful expansion and growth in size of our business. Specifically, in deriving the WACC, the size premium of 1.85% for a low-cap company would be reduced to 1.08% for a mid-cap company;

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the increased financial resources available to us as a consequence of the imminent initial public offering would reduce the risk of our failure to achieve our forecasts for rapid expansion, and accordingly the company-specific risk premium of 5% that was considered in deriving WACC as at December 31, 2010 would be reduced to approximately 1%; and

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recent market transactions demonstrate that the market is favorable towards internet companies with businesses or attributes similar to ours, and the WACC implied in such transactions is lower than the 17% we used as of December 31, 2010. For example, based on public information on equity transactions, the equity value of one of our closest comparables in the U.S. increased from US$52 billion as of February 15, 2011 to US$85 billion as of March 22, 2011, and China-based internet companies that were listed in the U.S. in recent months have been trading at prices significantly above their initial public offering prices.

The implied increase in fair value of our ordinary shares is also attributable to the successful expansion of our business in 2011 and the revision of our financial performance projections in light thereof. In particular, we increased the forecasted revenues for future periods. The successful expansion of our business in 2011 is evidenced by the following factors:

•	as of March 31, 2011, the number of monthly unique log-in users of our platform during the past 30 days increased by 20.7% as compared to December 2010;

•	we acquired 27 new advertisers and launched eight new third-party games since the beginning of 2011;

•	we accelerated the development of our self-service advertising business for small and medium-sized enterprises in China; and

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as of April 14, 2011, we had expanded our social commerce business to 32 cities in China, as compared to 11 cities as of December 31, 2010. We believe this significant expansion demonstrates our ability to execute our social commerce services business plans.

Another reason for the implied increase in the fair value of our ordinary shares is that the estimated price for this offering includes no discount for lack of marketability, as compared to the 10% discount for lack of marketability used in the December 31, 2010 valuation.

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital. Share awards issued to non-employees, such as advisors, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

The following table sets forth certain information regarding the share options granted to our employees and advisors at different dates in 2008, 2009, 2010 and 2011:

Grant Date/ Modification Date	No. of Ordinary Shares Underlying Options Granted	Exercise Price Per Share	Fair Value per Share at the Grant Date	Intrinsic Value per Option at the Grant Date	Type of Valuation
		(US$)	(US$)	(US$)
January 31, 2008	60,312,000	0.18	0.15	—	Retrospective
October 15, 2009	39,064,000	0.18	0.22	0.04	Retrospective
March 10, 2010	300,000	0.18	0.30	0.12	Retrospective
March 31, 2010	3,000,000	0.18	0.30	0.12	Retrospective
June 1, 2010	490,000	0.18	0.60	0.42	Retrospective
October 21, 2010	179,450	0.10	0.72	0.62	Contemporaneous
October 21, 2010	11,180	0.18	0.72	0.54	Contemporaneous
January 4, 2011	12,608,500	1.20	1.12	—	Contemporaneous

In determining the value of share options, we have used the Black-Scholes option pricing model, with assistance from Marsh. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected term of the options, the expected dividends on the underlying ordinary shares, and the expected volatility of the price of the underlying shares for the expected term of the options are required in order to determine the fair value of our options. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

The key assumptions used in valuation of the options are summarized in the following table:

	Grants on January 31, 2008		Grants on October 15, 2009	Grants on March 10, 2010	Grants on March 31, 2010	Grants on June 1, 2010		Grants on October 21, 2010		Grants on January 4, 2011
	Batch I	Batch II				Batch I	Batch II	Batch I	Batch II	Batch I	Batch II
Risk-fee rate of return	4.16%	4.07%	3.16%	2.47%	3.49%	2.53%	1.46%	0.96%	0.96%	3.22%	2.55%
Expected remaining contractual life	6.08	5.79	6.08	3.93	7.27	3.52	0.75	0.36	0.36	8.55	6.01
Volatility	60.1%	59.6%	63.6%	58.1%	61.0%	59.0%	42.0%	42.0%	42.0%	61%	54.5%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

(1)	The risk-free rate of return is based on the yield curve of U.S. dollar China Sovereign Bonds as of the valuation dates extracted from Bloomberg.
(2)	For the options granted to employees, as we did not have sufficient historical share option exercise experience, we estimated the expected term as the average between the vesting term of the options and the original contractual term. For the options granted to non-employees, we estimated the expected term as the original contractual term. For the options granted to employees in March 2010 and Batch I of June 2010, we estimated the expected term based on Binomial Option Pricing Model. For the options granted to employees in Batch II of June 2010 and October 2010, the options are deep in-the-money and immediately vested as of the grant date. Therefore, we expected that the option holders will exercise the options when our company becomes public and the expected term of the options used in our valuation is the period between the grant date and the expected IPO date.
(3)	The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.
(4)	We estimate the dividend yield based on our expected dividend policy over the expected term of the options.

Fair Value of Warrants

In connection with the issuance of our series D preferred shares, we granted the series D shareholder warrants to purchase additional series D preferred shares. The warrants were determined as free standing financial instruments required to be measured at fair value since the underlying instruments, the series D preferred shares, are redeemable instruments and therefore the warrant held by the holder is required to be classified as a liability and was initially recognized at the fair value. However, the entire instrument comprises both a right for the warrant holder to exercise and a right for us to require the warrant holder to exercise. Therefore, under certain circumstances, the warrants were carried by us as an asset. We determined the fair value of the series D warrants with the assistance of Marsh.

The following table sets forth certain information regarding the series D warrants on the dates indicated:

Date of Valuation	No. of Warrants	Fair Value Per Warrant		Fair Value of Warrants		Type of Valuation
April 5, 2008	302,152,880	US$	(0.03)		US$(9,165)	Retrospective
December 31, 2008	302,152,880	US$	0.21	US$	63,710	Retrospective
December 31, 2009	226,614,660	US$	(0.09)	US$	(21,481)	Contemporaneous
December 31, 2010	151,076,440	US$	(0.54)	US$	(81,413)	Contemporaneous

(1)	A positive value in this table indicates an asset to us and a negative value indicates a liability to us.

In determining the value of warrants granted to preferred shares investors, we have used the Black-Scholes option pricing model with the assistance of Marsh. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected term of the warrants, the expected dividends on the underlying preferred shares, and the expected volatility of the price of the underlying shares for the expected term of the warrants are required in order to determine the fair value of our warrants. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

The key assumptions used in valuation of the warrants are summarized in the following table:

2009 Series D Warrants	As of April 5, 2008	As of December 31, 2008
Risk-free rate of return	3.59%	2.47%
Expected remaining contractual life of the warrants	2.00	1.26
Volatility	49.40%	78.30%
Expected dividend yield	0%	0%

	As of April 5, 2008	As of December 31, 2008	As of December 31, 2009		As of December 27, 2010
2010 Series D Warrants			Tranche 3	Tranche 4
Risk-free rate of return	3.67%	3.14%	1.16%	1.59%	1.11%
Expected remaining contractual life of the warrants	3.00	2.26	0.50	1.50	0.5
Volatility	48.10%	69.90%	45.70%	65.80%	38.0%
Expected dividend yield	0%	0%	0%	0%	0%

In regard to the aforementioned valuations of warrants, the risk-free rate of return is based on the yield curve of China Sovereign Bonds as of the valuation dates extracted from Bloomberg; the expected life of warrants was estimated based on expiration date of the warrants; the volatility was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the warrants; and the expected dividend yield is based on our target paid-out ratio.

The fair value of the warrants changed from a liability of US$9.2 million as of April 5, 2008 to an asset of US$63.7 million as of December 31, 2008, primarily due to the fact that the financial projections were adjusted downward and the discount rate increased from 20% as of April 5, 2008 to 21% as of December 31, 2008, which was caused by the effects of the global financial crisis in the second half of 2008.

The fair value of the warrants changed from an asset of US$63.7 million as of December 31, 2008 to a liability of US$21.5 million as of December 31, 2009. This was due in large part to the fair value of series D preferred shares increasing from US$0.73 per share to US$0.83 per share, which is primarily due to:

•	the negative effective of the global financial crisis on our business was much less than originally expected;

•	the overall economic growth in our principal geographic markets, which led to increased market demand for our services;

•	we experienced annual growth of 238.7% in net revenues from US$13.8 million in 2008 to US$46.7 million in 2009;

•

as our business grew and our size increased, we were in a better position to withstand unexpected economic changes. Accordingly, the discount rate used for valuation of our company’s shares decreased from 21% for the December 31, 2008 valuation to 19% for the December 31, 2009 valuation; and

•	the terms of the warrants were amended as of July 2, 2009, as a result of which the tranche 4 warrants became only exercisable by the warrant holder.

The fair value of the warrants changed from a liability of US$21.5 million as of December 31, 2009 to a liability of US$81.4 million as of December 27, 2010. This was due in large part to the increase in fair value of series D preferred shares from US$0.83 per share to US$1.52 per share. The main reasons for the increase in fair value of the series D preferred shares are the same as the reasons for the increase in fair value of our ordinary shares as explained under the section “Fair Value of Ordinary Shares” above.

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our statement of operations.

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We did not recognize any significant unrecognized tax benefits during the periods presented in this prospectus.

Uncertainties exist with respect to the application of the PRC’s New EIT Law and its implementing rules to our operations, specifically with respect to our tax residency status. The New EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The New EIT Law’s implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”

Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute residents under the New EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Risk Factors—Risk Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations.”

Based on our analysis of the facts related to our corporate restructuring in 2005 and 2006, we do not believe that we should be treated as a United States corporation for United States federal income tax purposes. However, as there is no direct authority on how the relevant rules of the Code might apply to us, our company’s conclusion is not free from doubt. Therefore, our conclusion may be challenged by the United States tax authorities and a finding that we owe additional United States taxes could substantially reduce the value of your investment in our company. If the United States taxing authorities successfully treated our company as a United States domestic corporation, our company would be subject to United States federal income tax on its worldwide taxable income as if it were a United States corporation. For more information, please refer to “Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—If we are required to pay U.S. taxes, the value of your investment in our company could be substantially reduced”.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. Our business has grown rapidly in recent years. We believe that period-to-period comparisons of our results of operations should not be relied upon as indicative of future performance.

	Year ended December 31,
	2008	2009	2010
	(in thousands of US$)
Net revenues:
Online advertising	$6,776	$18,408	$32,003
IVAS:
Online games	6,272	23,565	34,413
Other IVAS	734	4,711	10,119

Subtotal	7,006	28,276	44,532

Total net revenues	13,782	46,684	76,535

Cost of revenues	5,667	10,379	16,624

Gross profit	8,115	36,305	59,911

Operating expenses:
Selling and marketing	7,111	19,375	20,281
Research and development	4,921	12,937	23,699
General and administrative	4,045	6,510	7,511
Impairment of intangible assets	—	211	739

Total operating expenses	16,077	39,033	52,230

(Loss) gain from operations	(7,962)	(2,728)	7,681

Change in fair value of warrants	72,875	(68,184)	(74,364)
Exchange (loss) gain on dual currency deposit	(12,908)	1,673	3,781
Interest income	801	288	335
Realized gain on marketable securities	—	755	—
Gain on disposal of cost of method investment	—	—	40
Impairment of cost method investment	(350)	—	—

Income (loss) before provision for income tax and loss in equity method investment, net of income taxes	52,456	(68,196)	(62,527)
Income tax (expenses) benefit	(523)	31	1,332

Income (loss) before loss in equity method investment, net of income taxes	51,933	(68,165)	(61,195)
Losses in equity method investment, net of income taxes	(41)	(102)	—

Income (loss) from continuing operations	51,892	(68,267)	(61,195)

Discontinued operations:
Loss from discontinued operations, net of tax	(2,740)	(2,481)	(4,301)
Gain on disposal of discontinued operations, net of tax	—	633	1,341

Loss on discontinued operations, net of tax	(2,740)	(1,848)	(2,960)
Net income (loss)	49,152	(70,115)	(64,155)
Add: Net loss attributable to the noncontrolling interest	185	—	—

Net income (loss) attributable to Renren Inc.	$49,337	$(70,115)	$(64,155)

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net revenues. Our net revenues increased by 63.9% from US$46.7 million in 2009 to US$76.5 million in 2010. This increase was due to increases in both our online advertising revenues and IVAS revenues.

•

Online advertising. Online advertising revenues increased by 73.9% from US$18.4 million in 2009 to US$32.0 million in 2010. This increase was attributable to the growth of our SNS platform and user base and the increased use of our platform by advertisers to reach our users, which is reflected in an increase of our advertisers’ average annual spending from US$82,000 in 2009 to US$129,000 in 2010 and an increase in the number of our advertisers from 224 in 2009 to 248 in 2010. The increase in the number of our advertisers was due to our effective marketing efforts to acquire new advertisers and the expansion of our sales force, as well as the greater market acceptance of SNS advertising as an effective way for advertisers to market their businesses. The increase of our average annual spending per advertiser was attributable to both an increase in advertising time and space our advertisers purchased from us during the period and the pricing strategy on our social networking internet platform which we developed during the period and which effectively increased the price we charged our advertisers for our advertising time and space. Revenues derived from pay-for-volume arrangements, which we began to offer in 2010, also contributed to our online advertising revenues in 2010. In 2010, US$1.8 million, or 5.7% of our online advertising revenues, were derived from the newly developed pay-for-volume arrangements, as compared with nil in 2009.

•

IVAS. IVAS revenues increased by 57.5% from US$28.3 million in 2009 to US$44.5 million in 2010. The increase in IVAS revenues was due to increases in both online games revenues and other IVAS revenues. Online games revenues increased by 46.0% from US$23.6 million in 2009 to US$34.4 million in 2010 due to the increases in revenues from purchases by end users of in-game virtual merchandise or premium features and an increase in the number of licensed and internally developed games offered through our online games center. Other IVAS revenues increased by 114.8% from US$4.7 million in 2009 to US$10.1 million in 2010 due to increases in revenues from paid applications, VIP memberships, social commerce services and other value-added services we provided to our customers. Revenues from paid applications increased from US$2.9 million in 2009 to US$3.5 million in 2010 as a result of the increase in the revenues generated from our revenue-sharing agreements entered into between us and third-party application developers. Revenues from VIP memberships increased from US$0.8 million in 2009 to US$2.1 million in 2010 as a result of an approximately 70% year-over-year increase in the number of our VIP members. Revenues derived from other value-added services we provided to our customers increased from US$0.9 million in 2009 to US$3.3 million in 2010, mainly attributable to the web-page creation services we provided to our customers. Our social commerce services, which we began to offer in June 2010 and which generated US$1.2 million of revenues in 2010, also contributed to our other IVAS revenue growth.

Cost of Revenues. Our cost of revenues increased by 60.2% from US$10.4 million in 2009 to US$16.6 million in 2010. This increase was due in large part to increases in bandwidth and co-location costs, which increased by 55.8% from US$6.2 million in 2009 to US$9.6 million in 2010, resulting from increased services needed to support the growth of our user traffic and users’ content storage and consumption on our website. In addition, salaries and benefits increased from US$0.8 million in 2009 to US$1.4 million in 2010, primarily due to an increase in headcount, and direct advertisement costs increased from US$1.0 million in 2009 to US$1.6 million in 2010, resulting from increased advertising sales.

Operating Expenses. Our operating expenses increased by 33.8% from US$39.0 million in 2009 to US$52.2 million in 2010, primarily due to increases in research and development expenses and general and administrative expenses, which reflected the general growth of our business.

•

Selling and marketing expenses. Our selling and marketing expenses increased by 4.7% from US$19.4 million in 2009 to US$20.3 million in 2010. This increase was due to a 35.9% increase in salaries and other benefits for our sales and marketing personnel, from US$5.2 million in 2009 to

US$7.1 million in 2010, due in part to an increase in the number of our sales and marketing staff to manage our increasing number of advertising customers. Advertising and promotion costs decreased from US$11.7 million in 2009 to US$9.1 million in 2010, as we conducted a large-scale advertising campaign in connection with the re-branding of “Xiaonei” to “Renren” in 2009, and we did not have a similar campaign in 2010.

•

Research and development expenses. Our research and development expenses increased by 83.2% from US$12.9 million in 2009 to US$23.7 million in 2010. This increase was primarily due to a 96.2% increase in salaries and other benefits for research and development personnel, from US$8.5 million in 2009 to US$16.7 million in 2010. The increase in salaries and other benefits for these personnel was mainly due to an increase in headcount to further expand our research and development capabilities. The increase in research and development expenses was also due to the increase in depreciation and amortization from US$2.5 million in 2009 to US$3.4 million in 2010, as we purchased additional servers and computers to support our research and development activities.

•

General and administrative expenses. Our general and administrative expenses increased by 15.4% from US$6.5 million in 2009 to US$7.5 million in 2010. This increase was primarily due to a 143.1% increase in salaries and other benefits for our general and administrative personnel, from US$1.1 million in 2009 to US$2.7 million in 2010, resulting from increased headcount. To a lesser extent, general and administrative expenses increased due to professional fees, which included legal fees and consulting fees relating to our corporate restructuring, increasing from US$0.9 million in 2009 to US$1.3 million in 2010.

Change in Fair Value of Warrants. We had losses from the change in fair value of the outstanding series D warrants of US$68.2 million and US$74.4 million in 2009 and 2010, respectively. For a detailed explanation of the change in the fair value of warrants, see “—Critical Accounting Policies—Fair Value of Warrants.”

Exchange Gain on Dual Currency Deposit. We had an exchange gain of US$3.8 million on dual currency deposit in 2010, compared with an exchange gain of US$1.7 million on dual currency deposit in 2009. The exchange gains related to dual currency deposits in U.S. dollars and Japanese yen and reflected the changes in the relative exchange rates between these currencies.

Income Tax Benefit. We incurred an income tax benefit of US$1.3 million in 2010, as compared to an income tax benefit of US$31,000 in 2009. With enhanced confidence in our ability to generate sufficient taxable income in certain of our entities, we no longer provided a full valuation allowance against deferred tax assets in 2010 as we had in 2009. Therefore, we had a significantly larger tax benefit in 2010.

Income (Loss) from Continuing Operations. As a result of the foregoing, we recorded net loss from continuing operations of US$61.2 million in 2010, as compared to net loss from continuing operations of US$68.3 million in 2009.

Loss from Discontinued Operations. Loss from discontinued operations increased from US$2.5 million in 2009 to US$4.3 million in 2010. The loss in 2010 primarily related to Gummy Inc. and Mop.com, which had losses of US$3.5 million and US$0.8 million, respectively. The loss in 2009 primarily related to US$1.7 million in losses incurred by Gummy Inc. We disposed of Gummy Inc. and Mop.com in December 2010.

Gain on Disposal of Discontinued Operations. We had a gain on disposal of discontinued operations of US$1.3 million in 2010, compared with a gain of US$0.6 million in 2009. The gain in 2010 was due to the sale in December 2010 of all of our equity interests in Mop.com and Gummy Inc. to a company owned by some of our existing shareholders for an aggregate consideration of approximately US$18.1 million. The gain in 2009 related to the sale of part of our WVAS business.

Net Loss. As a cumulative result of the foregoing, we had a net loss of US$64.2 million and US$70.1 million in 2010 and 2009, respectively.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net revenues. Our net revenues increased significantly by 238.7% from US$13.8 million in 2008 to US$46.7 million in 2009. This increase was primarily due to an increase in our IVAS revenues, and was also due to an increase in our online advertising revenues.

•

Online advertising. Online advertising revenues increased by 171.7% from US$6.8 million in 2008 to US$18.4 million in 2009. This increase was attributable to the increased acceptance by our advertisers of our social network internet services. The number of advertisers on our platform grew rapidly from 139 in 2008 to 224 in 2009 as a result of our effective marketing efforts, sales force expansion and the greater market acceptance of SNS as an effective advertising platform. The average annual spending by our advertisers increased from US$49,000 in 2008 to US$82,000 in 2009, which was attributable to both the increase in advertising time and space our advertisers purchased from us during the period as well as the increase in overall prices we charged for our advertising time and space. In both 2008 and 2009, all of our online advertising revenues were derived from pay-for-time arrangements.

•

IVAS. IVAS revenues increased by 303.6% from US$7.0 million in 2008 to US$28.3 million in 2009. Online games revenues accounted for US$23.6 million, or 83.3%, of our IVAS revenues in 2009, as compared to US$6.3 million, or 89.5%, of our IVAS revenues in 2008. The IVAS revenue growth from 2008 to 2009 was primarily due to the success of our internally developed web game Tianshu Qitan, which was launched in late 2008 and accounted for 40.7% of our IVAS revenues in 2009. To a lesser extent, the increase in online revenues was due to an increase in the number of licensed games offered through our online games center. Other IVAS revenues increased from US$0.7 million in 2008 to US$4.7 million in 2009. This increase was mainly due to revenues from paid applications, which we began to recognize in 2009 and amounted to US$2.9 million in that year, and an increase in revenues from VIP memberships from US$83,000 in 2008 to US$0.8 million in 2009, due to an increase in the number of paying users.

Cost of Revenues. Our cost of revenues increased by 83.1% from US$5.7 million in 2008 to US$10.4 million in 2009. The increase in our cost of revenues was due in large part to increases in bandwidth and co-location costs, which increased by 104.7% from US$3.0 million in 2008 to US$6.2 million in 2009, resulting from increased bandwidth and co-location costs needed to support the growth of our user traffic and users’ content consumption on our website. In addition, direct advertisement costs increased from US$0.1 million in 2008 to US$1.0 million in 2009, resulting from increased advertising sales.

Operating Expenses. Our operating expenses increased by 142.8% from US$16.1 million in 2008 to US$39.0 million in 2009, primarily due to a one-time, significant advertising campaign in 2009 to publicize our new Renren brand and to increased expenditures on salaries and benefits for research and development personnel, largely due to an increase in headcount.

•

Selling and marketing expenses. Our selling and marketing expenses increased by 172.5% from US$7.1 million in 2008 to US$19.4 million in 2009, primarily due to the increase of our marketing and brand promotion expenses from US$2.3 million in 2008 to US$11.7 million in 2009. A majority of our marketing and brand promotion expenses were used for a one-time, large-scale advertising campaign on television and other media in connection with the re-branding of “Xiaonei” to “Renren”. This increase was also due to the increase in salaries, benefits and commissions for our sales and marketing personnel from US$2.6 million in 2008 to US$5.2 million in 2009, primarily as a result of increased headcount.

•	Research and development expenses. Our research and development expenses increased by 162.9% from US$4.9 million in 2008 to US$12.9 million in 2009, primarily due to the increase in salaries and benefits for research and development personnel from US$3.0 million in 2008 to US$8.5 million in 2009, mainly resulting from an increased headcount. To a lesser extent, research and development expenses increased due to the increase in depreciation expenses from US$1.0 million in 2008 to US$2.5 million in 2009, relating to the purchase of servers and computers in connection with the expansion of our business.

•

General and administrative expenses. Our general and administrative expenses increased by 60.9% from US$4.0 million in 2008 to US$6.5 million in 2009. This increase was primarily due to the US$0.7 million provision made in 2009 relating to the kaixin001.com litigation and a US$1.0 million increase in share-based compensation expenses from US$1.0 million in 2008 to US$2.0 million in 2009.

•

Impairment of intangible assets. We had an impairment loss of US$0.2 million in 2009, which consisted of an impairment of uume.com, a purchased domain name, as we decided to stop using this domain name after transferring all of the online games operated on www.uume.com to game.renren.com.

Change in Fair Value of Warrants. We had a gain from the change in fair value of the outstanding series D warrants of US$72.9 million in 2008 and a loss of US$68.2 million in 2009. For a detailed explanation of the change in the fair value of warrants, see “—Critical Accounting Policies—Fair Value of Warrants.”

Exchange (Loss) Gain on Dual Currency Deposit. We had an exchange loss of US$12.9 million on dual currency deposit in 2008 and an exchange gain of US$1.7 million on dual currency deposit in 2009. The exchange loss in 2008 primarily related to dual currency deposits in U.S. dollars and Australian dollars and reflected the changes in the relative exchange rates between these currencies, and the exchange gain in 2009 related to dual currency deposits in U.S. dollars and Japanese yen and reflected the changes in the relative exchange rates between these currencies.

Income Tax Expense. Income tax expense was US$0.5 million in 2008 compared to an income tax benefit of US$31,000 in 2009. We had marginal income tax expenses because our major operating entities either were tax exempted or had provided full valuation allowances to operating losses.

Income (Loss) From Continuing Operations. Income (loss) from continuing operations decreased from net income of US$51.9 million in 2008 to a loss of US$68.3 million in 2009 due to the foregoing reasons, including the change in the fair value of the series D warrants as a result of a change in value of the underlying shares.

Loss From Discontinued Operations. Loss from discontinued operations decreased from US$2.7 million in 2008 to US$2.5 million in 2009. The loss in 2009 was primarily due to US$1.7 million in losses incurred by Gummy Inc. and US$0.5 million in losses from the WVAS business previously operated by us. The loss in 2008 was primarily due to US$0.8 million of losses incurred by Mop.com and US$0.9 million of losses from the WVAS business.

Gain on Disposal of Discontinued Operations. We had a gain on disposal of discontinued operations of US$0.6 million in 2009, which related to the sale of part of our WVAS business.

Net Income (Loss). As a cumulative result of the foregoing, we had a net loss of US$70.1 million in 2009 as compared to net income of US$49.2 million in 2008.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly results of operations for each of the eight quarters in the period from January 1, 2009 to December 31, 2010. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited consolidated financial data includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the quarters presented.

	Three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(in thousands of US$)
	(unaudited)
Net revenues:
Online advertising	$2,253	$4,231	$5,420	$6,504	$4,055	$8,708	$10,237	$9,003
IVAS
Online games	3,027	5,040	7,244	8,254	8,224	8,671	8,899	8,619
Other IVAS	668	978	1,377	1,688	1,741	2,455	2,648	3,275
Subtotal	3,695	6,018	8,621	9,942	9,965	11,126	11,547	11,894

Total net revenues	5,948	10,249	14,041	16,446	14,020	19,834	21,784	20,897

Cost of revenues	1,884	2,285	2,951	3,259	3,558	4,714	4,130	4,222

Gross profit	4,064	7,964	11,090	13,187	10,462	15,120	17,654	16,675
Operating expenses:
Selling and marketing	427	3,837	5,276	9,835	4,852	5,591	5,061	4,777
Research and development	1,955	2,654	3,237	5,091	4,690	5,827	6,088	7,094
General and administrative	2,043	1,493	1,017	1,957	1,677	1,432	2,663	1,739
Impairment of intangible assets	—	—	—	211	—	—	—	739

Total operating expenses	4,425	7,984	9,530	17,094	11,219	12,850	13,812	14,349

(Loss) gain from operations	(361)	(20)	1,560	(3,907)	(757)	2,270	3,842	2,326

Change in fair value of warrants	(15,682)	(2,136)	(44,446)	(5,920)	(10,512)	(28,720)	2,590	(37,722)
Exchange (loss) gain on dual currency deposit	—	—	1,775	(102)	326	1,476	1,707	272
Interest income	40	138	48	62	49	92	90	104
Realized gain on marketable securities	—	—	755	—	—	—	—	—
Gain on disposal of cost method investment	—	—	—	—	—	—	—	40
Income (loss) before provision for income tax and loss in equity method investment, net of income taxes	(16,003)	(2,018)	(40,308)	(9,867)	(10,894)	(24,882)	8,229	(34,980)

Income tax benefit (expense)	7	1	19	4	232	530	(175)	745

Income (loss) before loss in equity method investment, net of income taxes	(15,996)	(2,017)	(40,289)	(9,863)	(10,662)	(24,352)	8,054	(34,235)
Gain (loss) in equity method investment, net of income taxes	28	(14)	(14)	(102)	—	—	—	—

Income (loss) from continuing operations	$(15,968)	$(2,031)	$(40,303)	$(9,965)	$(10,662)	$(24,352)	$8,054	$(34,235)

	Three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(in thousands of US$)
Discontinued operations:
Loss from operation of discontinued operations, net to tax	$(1,306)	$(552)	$557	$(1,180)	$(1,413)	$(1,161)	$(761)	$(966)
Gain on disposal of discontinued operations, net of tax	633	—	—	—	—	—	—	1,341

Loss on discontinued operations, net of tax	(673)	(552)	557	(1,180)	(1,413)	(1,161)	(761)	375

Net income (loss)	$(16,641)	$(2,583)	$(39,746)	$(11,145)	$(12,075)	$(25,513)	$7,293	$(33,860)

Non-GAAP financial measure(1):
Adjusted net income (loss)	$828	$622	$4,622	$(3,080)	$645	$5,219	$6,317	$5,198

(1)	See “—Non-GAAP Financial Measure”

We have generally experienced consistent growth in our quarterly net revenues for the eight quarters in the period from January 1, 2009 to December 31, 2010, although our net revenues were relatively lower in the first quarter of 2010 due to the seasonal fluctuation factor discussed below. The growth in our quarterly net revenues was attributable to increases in net revenues from our online advertising, as we continued to grow our user base and attract more advertisers, provide new and innovative advertising solutions and increase the average annual spending of our advertisers, as well as to increases in net revenues from our IVAS, a substantial majority of which were derived from online games.

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our online advertising services. We generally generate less revenues from online advertising during national holidays in China, in particular during the first quarter of each year due to the slowdown of business during the Chinese New Year holiday season that lasts approximately two weeks. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. Our rapid growth has lessened the impact of the seasonal fluctuations and cyclicality. However, we expect that seasonal fluctuations and cyclicality will continue to cause our quarterly and annual operating results to fluctuate. See “Risk Factors—Risks Related to Our Business and Industry—Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

Other factors have caused, and in the future may cause, our quarterly results of operations to fluctuate. For example, for the eight quarters ended December 31, 2010, the major factor impacting our results of operations was the change in fair value of the then outstanding series D warrants, which varied significantly from a loss of US$44.4 million in the third quarter of 2009 to a gain of US$2.6 million in the third quarter of 2010. All outstanding warrants to purchase series D preferred shares were exercised in December 2010. The significant increase in selling and marketing expenses in the fourth quarter of 2009 was primarily due to a one-time, large-scale advertising campaign on television and other media in connection with the re-branding of “Xiaonei” to “Renren.”

Non-GAAP Financial Measure

To supplement the income (loss) from continuing operations presented in accordance with U.S. GAAP, we use adjusted net income (loss) as a non-GAAP financial measure. We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, change in fair value of warrants, amortization of intangible assets and impairment of intangible assets. We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance, in addition to income (loss) from continuing operations prepared in accordance with U.S. GAAP. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, change in fair value of warrants, amortization of intangible assets and impairment of intangible assets. Pursuant to U.S. GAAP, we recognized the change in fair value of the then outstanding series D warrants in the statement of operations for the periods presented. All outstanding warrants to purchase series D preferred shares were exercised in December 2010.

The use of adjusted net income (loss) has material limitations as an analytical tool. One of the limitations of using this non-GAAP financial measure is that it does not include share-based compensation expenses, which have been and will continue to be significant recurring factors in our business. In addition, although amortization is a non-cash charge, the assets being amortized often will have to be replaced in the future, and adjusted net income (loss) does not reflect any cash requirements for such replacements. Further, because adjusted net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income (loss) as a substitute for or superior to income (loss) from continuing operations prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth the calculation of our adjusted net income (loss), which is determined by adding back to our income (loss) from continuing operations presented in accordance with U.S. GAAP (i) share-based compensation expenses, (ii) change in fair value of warrants, (iii) amortization of intangible assets and (iv) impairment of intangible assets.

	Year ended December 31,
	2008	2009	2010
	(in thousands of US$)
Net income/(loss) from continuing operations	$51,892	$(68,267)	$(61,195)
Add back: share-based compensation expenses	1,232	2,256	2,798
Add back: change in fair value of warrants	(72,875)	68,184	74,364
Add back: amortization of intangible assets	412	608	673
Add back: impairment of intangible assets	—	211	739

Adjusted net income/(loss)	$(19,339)	$2,992	$17,379

	Three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(in thousands of US$)
Net income (loss) from continuing operations	$(15,968)	$(2,031)	$(40,303)	$(9,965)	$(10,662)	$(24,352)	$8,054	$(34,235)
Add back: Share-based compensation	971	370	322	593	641	684	677	796
Add back: Change in fair value of warrants	15,682	2,136	44,446	5,920	10,512	28,720	(2,590)	37,722
Add back: Amortization of intangible assets	143	147	157	161	154	167	176	176
Add back: Impairment of intangible assets	—	—	—	211	—	—	—	739

Adjusted net income (loss)	$828	$622	$4,622	$(3,080)	$645	$5,219	$6,317	$5,198

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through issuance and sale of preferred shares and warrants to investors in private placements and, to a much lesser extent, from cash generated from our operating activities. We had a net increase in cash and cash equivalents of US$45.7 million in 2010, and as of December 31, 2010, we had US$136.1 million in cash and cash equivalents. We expect to require cash to fund our ongoing operational needs, particularly our bandwidth and co-location costs, salaries and benefits and potential acquisitions or strategic investments. Based on our existing cash balance and the historical pattern of our cash flows, we believe that our cash and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months.

We intend to use a portion of the proceeds from this offering to further expand our operations and new services, but in the event that this offering is not completed, we plan to finance this expansion plan by using our current cash balance and cash generated from operating activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or expansions we may decide to pursue. For additional information, see “Use of Proceeds” and “—Capital Expenditures.”

Although we consolidate the results of Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi, our access to cash balances or future earnings of these entities is only through our contractual arrangements with Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi and their respective shareholders and subsidiaries. See “Corporate History and Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Our statement of cash flows does not separately present the cash flows for continuing operations and the cash flows from our discontinued operations, which consist of our WVAS business, Mop.com and Gummy Inc, other than the proceeds from the sale of the discontinued operations, which were separately reported in our statement of cash flow under the caption of “Proceeds from disposal of subsidiaries.” For the year 2010, the aggregate net operating cash outflow from these discontinued operations was US$1.4 million. We do not expect that the absence of the discontinued operations will have a negative impact on our liquidity and capital resources in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	(in thousands of US$)
Net cash (used in) provided by operating activities	$(459)	$57	$17,288
Net cash used in investing activities	(31,524)	(16,698)	(4,265)
Net cash provided by financing activities	79,814	55,599	32,721

Net increase in cash and cash equivalents	47,831	38,958	45,744
Cash and cash equivalents at the beginning of the year	3,556	51,424	90,376
Effect of exchange rate changes	37	(6)	(57)

Cash and cash equivalents at the end of the year	$51,424	$90,376	$136,063

Operating Activities

Net cash used in or provided for by operating activities consisted primarily of our net income or loss as adjusted by change in fair value of warrants, depreciation of servers and other equipment and non-cash adjustments, such as exchange loss on dual currency deposit, and further adjusted by changes in assets and liabilities, such as accounts receivable, accrued expenses and other liabilities and prepaid expenses and other current assets.

Net cash provided by operating activities amounted to US$17.3 million in 2010. Our net cash provided by operating activities in 2010 reflected a net loss of US$64.2 million, adjusted by the reconciliation of non-cash items of US$79.4 million, which mainly included a change of fair value of warrants of US$74.4 million, depreciation and amortization of US$6.3 million, exchange gain on dual currency deposits of US$3.8 million and gain on disposal of discontinued operations of US$1.3 million. Additional factors affecting operating cash flow included an increase in prepaid expenses and other current assets of US$4.3 million, an increase in accounts payable of US$4.0 million and an increase in deferred revenue of US$2.3 million. The increase in our account payable, prepaid expenses and other current assets and deferred revenue was in line with our overall revenue growth and the expansion of our operations from 2009 to 2010. A primary factor affecting our operating cash flows is the timing of cash receipts from sales of our services. We observed overall improved trends from 2009 to 2010 in the aging of our accounts receivable. As of December 31, 2010, more than 98.1% of our accounts receivable were aged less than 180 days, which percentage was 80.5% as of December 31, 2009.

Net cash provided by operating activities amounted to approximately US$57,000 in 2009. Our net cash provided by operating activities in 2009 reflected a net loss of US$70.1 million, adjusted by the reconciliation of non-cash items of US$72.8 million, which mainly included change of fair value of warrants of US$68.2 million, depreciation and amortization of US$4.8 million and exchange gain on dual currency deposits of US$1.7 million. Additional factors affecting operating cash flow included an increase in accounts receivable of US$8.3 million primarily due to the significant increase in advertising revenues from 2008 to 2009, an increase in accrued expenses and other payables of US$7.1 million as a result of our overall increased operating costs and expenses, an increase in prepaid expenses and other current assets of US$4.2 million and an increase in deferred revenue of US$1.9 million. Contributing to our shift to positive cash flow from operating activities in 2009 from 2008 was a 238.7% increase in net revenues from US$13.8 million in 2008 to US$46.7 million in 2009.

Net cash used in operating activities amounted to US$0.5 million in 2008, primarily attributable to net income of US$49.2 million, adjusted for certain non-cash items such as a gain on fair value change of warrants of US$72.9 million, offset by an exchange loss on dual currency deposit of US$12.9 million and depreciation and amortization of US$3.1 million as well as the working capital account impact which mainly includes a decrease in prepaid expenses and other current assets of US$4.0 million. The exchange loss on dual currency deposits related to dual currency deposits in U.S. dollars and Australian dollars and reflected the changes in the relative exchange rates between these currencies.

Investing Activities

Net cash used in investing activities largely reflects our purchases and sales of short-term investments and capital expenditures.

Net cash used in investing activities amounted to US$4.3 million in 2010, primarily attributable to the investment in our network infrastructure and intangible assets in the amount of US$5.9 million to continue to support our business growth, offset in part by net proceeds of US$1.6 million received from the redemption of a short-term investment.

Net cash used in investing activities amounted to US$16.7 million in 2009, primarily attributable to the purchase of shares in publicly listed companies and purchases of computer servers.

Net cash used in investing activities amounted to US$31.5 million in 2008, primarily attributable to the purchase of shares in publicly listed companies and losses on dual currency deposits, as well as purchases of computer servers and certain game licenses.

Financing Activities

Net cash provided by financing activities amounted to US$32.7 million in 2010, primarily attributable to proceeds from the exercise of series D warrants in July 2010 and subscription of our ordinary shares in the amount of US$87.8 million, partially offset by cash paid for repurchase of shares and other financing-related activities in the amount of US$55.1 million.

Net cash provided by financing activities amounted to US$55.6 million in 2009, primarily attributable to proceeds from the exercise of series D warrants in the amount of US$80.4 million, partially offset by the repurchase of our series A, B and C preferred shares in the aggregate amount of US$24.6 million.

Net cash provided by financing activities amounted to US$79.8 million in 2008, primarily attributable to the net proceeds from the issuance of our series D preferred shares in the amount of US$127.2 million, partially offset by the repurchase of our series C preferred shares in the amount of US$48.1 million.

Capital Expenditures

We made capital expenditures of US$6.2 million, US$10.1 million and US$5.9 million in 2008, 2009 and 2010, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business. We expect that our capital expenditures in 2011 will increase from 2010 as we purchase additional computers and servers and expand our network infrastructure to support the growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of US$)
Operating lease obligations(1)	9,016	9,006	10	—	—

(1)	We lease facilities and offices under non-cancelable operating lease agreements. In addition, we pay telecommunications carriers and other service providers for telecommunications services and for hosting its servers at their internet data centers under non-cancelable agreements, which are treated as operating leases.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiary in China, Qianxiang Shiji, and our consolidated affiliated entities in China, Qianxiang Tiancheng, Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi. Under PRC law, Qianxiang Shiji and each of our consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Qianxiang Shiji is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

After Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi make appropriations for their respective statutory reserves and retain any profits, each of their remaining net profits are distributable to their sole shareholder, Qianxiang Tiancheng, in the form of an RMB dividend. Pursuant to the contractual arrangements between Qianxiang Tiancheng and Qianxiang Shiji, Qianxiang Tiancheng’s earnings and cash (including dividends received from its subsidiaries) are used to pay service and license fees in RMB to Qianxiang Shiji, in the manner and amount set forth in these agreements. After paying the withholding taxes applicable to Qianxiang Shiji’s revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of Qianxiang Shiji would be available for distribution to its sole shareholder, CIAC, and from CIAC to us, although we have not, and do not have any present plan to make such distributions. As of December 31, 2010, the net assets of Qianxiang Shiji and our consolidated affiliated entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$29.8 million, and the net assets of Qianxiang Shiji and our consolidated affiliated entities which were unrestricted and thus available for distribution was in aggregate US$11.1 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.9% in 2008, fell by 0.7% in 2009 and increased by 3.3% in 2010. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We had an exchange loss of US$12.9 million on dual currency deposit in 2008, which primarily related to dual currency deposits in U.S. dollars and Australian dollars and reflected the changes in the relative exchange rates between these currencies. We had gains of US$1.7 million and US$3.8 million on dual currency deposit in 2009 and 2010, respectively, which primarily related to dual currency deposits in U.S. dollars and Japanese yen and reflected the changes in the relative exchange rates between these currencies. In addition, in January 2011 we received the Japanese yen equivalent of US$198.0 million following SOFTBANK CORP.’s exercise in full of all of their remaining warrants to purchase series D preferred shares, all of which have been converted into U.S. dollars.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although our exposure to foreign exchange risks is generally limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the PBOC announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert the RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$507.9 million from this offering and the concurrent private placements, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$10.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus). Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the RMB against the U.S. dollar, from a rate of RMB6.6000 to US$1.00 to a rate of RMB6.0000 to US$1.00, will result in a decrease of RMB304.7 million of the net proceeds from this offering. Conversely, a 10% depreciation of the RMB against the U.S. dollar, from a rate of RMB6.6000 to US$1.00 to a rate of RMB7.3333 to US$1.00, will result in an increase of RMB372.4 million of the net proceeds from this offering.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Recent Accounting Pronouncements

In September 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from existing authoritative literature when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating what effect the adoption of this pronouncement will have on our consolidated financial condition and results of operations.

In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors the entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating what effect the adoption of this pronouncement will have on our consolidated financial condition and results of operations.

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We are in the process of evaluating what effect the adoption of this pronouncement will have on our consolidated financial condition and results of operations.

In July 2010, the FASB issued an authoritative pronouncement on disclosure about the credit quality of financing receivables and the allowance for credit losses. The objective of this guidance is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) the aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) the nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. In January 2011, the FASB issued another authoritative pronouncement, which temporarily defers the effective date for disclosures about troubled debt restructurings (TDRs) by creditors until it finalizes its project on determining what constitutes a TDR for a creditor. The deferral in this amendment is effective upon issuance. The deferred TDR disclosures were slated to be effective in the first quarter of 2011 for public companies with calendar year-ends. We are in the process of evaluating what effect the adoption of this pronouncement will have on our consolidated financial condition and results of operations.

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce that fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

INDUSTRY BACKGROUND

The evolution of internet technology has promoted the interactivity of web-delivered content, significantly enhancing the online experience for internet users. The internet has evolved from a channel where publishers post content for passive consumption into a dynamic arena where users have become creators of content. This evolution has allowed internet users to develop more engaging online relationships. Users increasingly have the ability to contribute to each other’s internet experience by generating and sharing content both as individuals as well as collaboratively. We believe that this interactivity has enabled internet users today to be more closely connected.

The Emergence of Social Networking Internet Services

Social networks, in particular, have become widely popular by allowing users to create personalized online profiles and connect with friends and other users through various online channels. By recreating real-life relationships, social networks allow users to expand their social circles beyond daily face-to-face interactions and activities. Users are now able to easily create and share information and content with their own networks of other users. We believe this advancement in user interactivity has made social networking one of the dominant forms of online media. By allowing users to navigate the vast amount of personal content available on the internet, social networks have fundamentally altered the way that users consume information and interact on the internet. Consumers are moving beyond the standardized media formats of content sites and portals and are instead using social media tools such as photo sharing, news feeds, blogs and micro-blogging to discover, share and consume personalized content. We believe that personal and professional social network communities increasingly help contribute to and define users’ online experiences.

Drivers for Social Networking Internet Services in China

Internet Adoption. In China, the popularity of social networking is driven by a massive addressable user base and the growing availability of internet access across multiple platforms and devices. China already has the largest internet user and mobile user populations in the world, and is forecasted to continue growing rapidly. According to a report published in July 2010 by IDC, at the end of 2009, China’s internet user population and mobile internet user population was higher than the internet user population and mobile internet user population in the United States. According to a January 2011 press release by the Ministry of Industry and Information Technology of China, at the end of 2010, China had 457 million internet users and 859 million mobile users, of which 303 million accessed the internet through their mobile devices. According to a report published in January 2011 by DCCI, between 2011 and 2015, mobile internet usage in China is projected to grow at a CAGR of 19.5% and exceed the 12.4% CAGR of traditional internet usage. Accordingly, it is expected that more people will access the internet through mobile devices than through personal computers in China by 2013. These user growth trends have given rise to social network platforms that combine both traditional internet and mobile internet channels to provide users with ubiquitous network access.

Number of End Users in China by Media Interface

Source: DCCI, January 2011

Demographics. China has a relatively young and active internet population, with 58.2% of internet users below the age of 30 and with students comprising 30.6% of the total user population, according to a report published in January 2011 by CNNIC, or the CNNIC 2011 Report. Users spent an average of 18.3 hours per week on the internet in 2010. We believe China’s young and active online demographic is particularly interested in using social networks. As the internet population in China ages and increases in size, the spending power of internet users will continue to grow, providing further monetization opportunities for social networks.

Internet Usage Trends. In China, where traditional media channels remain fragmented and under-developed, online entertainment and online communities have gained wide popularity. According to the CNNIC 2011 Report, the most popular internet activities in China include searching for information, listening to music, reading news, instant messaging and playing games. Social networks combine a number of key functions within a single offering which satisfy popular entertainment and communication preferences of users. Much of the growth and popularity in social networking internet services in China has been driven by domestic companies. Leading international social networks have largely been unable to replicate their success in the China market so far due to language barriers, government restrictions and other business factors. This is similar to the trends seen in other internet verticals such as portals, search engines and e-commerce. The dominance of domestic social networking offerings in China is likely to continue due to brand awareness, existing user engagement, understanding of the local market and the high switching cost for users who populate their profiles with personal content. While social networking has already captured a considerable share of the time Chinese internet users spend online, there is still significant potential for future growth. According to data issued in July 2010 by comScore Media Metrix, 38.4% of internet users in China engaged in online social networking as of April 2010, compared to 69.8% globally and 81.4% in the United States. Internet users in China spent 7.8% of their online time on social networking sites, compared to 13.9% globally and 11.6% in the United States in April 2010.

Usage of Real Names. We believe that the rise of social networking in China has been the result of the continuous evolution of online entertainment. Early Chinese online communities, such as instant messaging platforms or online games, were based on anonymity, with users assuming aliases or virtual identities in their interactions with other users. However, we believe that as Chinese users have become more comfortable and trusting in their interactions over the internet, the real name model has become increasingly popular. We believe the use of real names enables more robust, engaging real-life interactions amongst users and has allowed trusted social networks to gain broad acceptance in China. Real names also facilitate the sharing of content within social networks as users are more likely to accept content provided by known friends. In addition, advertisers can target specific users with relevant advertising using real names rather than general mass market advertising.

Open Platforms. As social networks expand, providing new applications is vital to attracting new users and maintaining user engagement. Early social networks were closed communities where all applications were developed and controlled internally. By adopting an open platform strategy, certain social networks have allowed third-party developers to introduce new applications directly to users within the network. This open strategy greatly enhances the ability of social networks to offer a broad portfolio of applications to users. Third-party developers benefit through open platforms by gaining access to a large population of users to monetize their products. Popular social networks with open platforms can support synergistic “ecosystems” of partner companies which enhance the social network experience for users by providing the infrastructure for group applications such as social commerce and social gaming.

Mobile Social Networking. The increasing adoption of the mobile internet in China is driving a shift in social networking towards mobile devices. According to the CNNIC 2011 Report, 36.6% of mobile users in China used mobile devices to access social networks in 2010. This percentage is expected to grow in the future as users seek greater access to social networks from any location. Mobile technology will also provide opportunities to develop new services and applications such as location-based services which target users based on their physical location.

Monetization of Social Networking Internet Services

As the internet economy continues to evolve in China, new monetization models for social networks continue to emerge, driven by the growth of social networking users, the increasing propensity for social networking users to spend time online and the increasing adoption of the internet as a platform for commerce.

Online Advertising

As the scale of internet usage continues to grow in China, the internet is expected to surpass newspapers as the second largest advertising medium after television by 2011. The internet overcomes many limitations of traditional media advertising by enabling advertisers to target their desired audience based on the content being viewed using a wider range of advertising formats. The internet also permits advertisers to measure precisely the number of user views for an advertisement, providing more precise return metrics than traditional media such as television or print. As a result, advertisers are expected to allocate a greater percentage of their overall advertising budget to online media versus traditional media. According to a report published in October 2010 by ZenithOptimedia, it is estimated that internet advertising expenditures in China will increase to US$7.0 billion in 2012, representing an expected CAGR of 32.3% from 2009 to 2012. This will represent 23.2% of overall advertising spending in China in 2012, an increase from 15.2% in 2009. The following graph sets forth the share of advertising spending in China by medium in 2009 and 2012.

Share of Advertising Spending by Medium in China

2009	2012E

Source: ZenithOptimedia, October 2010

Social network advertising in China represents a growing segment of online advertising expenditures, as the broad reach and high level of user engagement make social network communities an attractive audience for advertisers. Interactions among real name users, such as word-of-mouth product recommendations, have powerful implications for advertising campaigns. Brand advertisers are also developing innovative means to reach users through social networks, such as micro-communities, where users can interact directly in real-time with the profiles established by their favorite brands. Given the amount and the richness of personal data users share on the network, advertisers can also target their most desirable audience with effective advertising. According to a report dated June 9, 2010 by iResearch, social networking advertising is expected to grow from RMB760 million in 2009 to RMB4.6 billion in 2013, representing a CAGR of 56.6%. According to data issued in November 2010 by comScore Ad Metrix, the number of impressions generated from social network advertising in the United States grew from 61.3 billion in October 2009 to 146.2 billion in October 2010.

The mobile internet advertising sector is still in the early stages of development in China as business models for mobile internet develop. We believe that similar to internet advertising, the growth in mobile internet adoption will continue to drive advertising spending. Mobile advertising presents even greater targeting capabilities than internet advertising by providing direct access to users and the potential to effectively target users based on their physical location.

Internet Value-Added Services

Social networks provide a convenient online channel to distribute a broad range of services directly to users to enhance their social network experience. These services can be developed directly by the social network operator or by third-party developers for social networks that accommodate open programming interfaces. Such services can be offered for a fee to users, which generates revenues for social networks and developers. Examples of paid services include virtual gift items or profile enhancements such as greater online storage capacity for personal photos.

One of the most popular categories of online paid applications for users is online games. Prior to the emergence of social networks, large-scale online games supported distinct and unique communities of users. Increasingly, online games are being incorporated into social networks as an integral part of a portfolio of interactive services for users. These games allow users to further interact by playing together online. In China, online games have gained widespread popularity, particularly massive multiplayer online games, or MMOGs. With the emergence of social networks, other forms of online games have gained popularity, such as web-based games that are typically simpler to play than MMOGs and are based on common community interests or functions. Advancements in technology have also led to the development of advanced 3D flash-based games which support vivid user interfaces.

In China, the monetization of all types of online games has largely been driven by the sale of virtual game items to be used within games. According to a report published in January 2010 by IDC, revenues from virtual item-based online games in 2008 was RMB14.0 billion, accounting for 76.2% of the total online gaming market. IDC also estimates that virtual item-based games will continue to grow and are expected to reach revenues of RMB36.4 billion in 2013, representing a 21% CAGR for 2008–2013. By 2013, virtual item-based games will account for 91.4% of the total online games market in China.

Social Commerce

A recent development in global e-commerce has been the emergence of social commerce, which leverages social network communities to generate localized demand for products and services. Social commerce services fill an advertising void by providing broad internet exposure for local, small, and niche businesses, which would otherwise have difficulty supporting large-scale advertising campaigns. In the social commerce model, a merchant posts a discount offer to a community of users and sets a minimum threshold of buyers that must enroll in the offer in order for the discount to be effective. The threshold motivates prospective buyers to generate publicity for a given deal using social networking tools. According to a report dated January 18, 2011 by China e-Business Research Center, over 1,800 social commerce service providers have emerged in China since 2009. China e-Business Research Center estimates that the total sales value of the social commerce industry in China reached RMB8.9 billion (US$1.3 billion) in 2010, and will increase to RMB24.0 billion (US$3.6 billion) in 2011, representing 170.9% year-over-year growth. The broad reach and high level of user engagement of social networks provides for inexpensive and rapid user publicity which enhances the return on investment of promotional offers. Merchants view the discounts provided as a cost of marketing that results in guaranteed customer spending and foot traffic. We believe that, as a result, many merchants find social commerce to be a more efficient use of their marketing budget than traditional methods, such as newspaper, radio or television advertisements.

BUSINESS

Overview

We operate the leading real name social networking internet platform in China as measured by total page views and total user time spent on social networking websites in February 2011, based on data issued in March 2011 by iResearch. Our platform enables our users to connect and communicate with each other, share information and user-generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. We had approximately 117 million activated users as of March 31, 2011. Our goal is to continue to lead and define the internet social networking industry in China. To achieve this goal, we are focused on providing a highly engaging and interactive SNS platform that promotes connectivity, communication and sharing among our users.

We believe our users are attracted to our large and highly engaged real name community, the broad range of rich communication features and functions on our real name SNS internet platform, our information and content-sharing features, and our offering of a variety of online games and other applications and services. Our platform includes renren.com, our main social networking website, game.renren.com, our online games center, nuomi.com, our social commerce website, and jingwei.com, our newly launched professional and business social networking service website. Our renren.com website is one of the largest social networking websites in China as measured by monthly unique visitors in February 2011, based on data issued in March 2011 by iResearch.

The quality of our user experience is reflected in the continued growth of our user base and their high level of engagement and interactivity on our platform. From January 2011 through March 2011, we added an average of approximately two million new activated users per month. Our users’ high level of engagement with our platform is reflected in the amount of time our users spend on our platform, as well as their interactions through it. For example, from January 2011 through March 2011, our unique log-in users spent a monthly average of approximately seven hours on our platform, and our users collectively produced a daily average of approximately 40 million pieces of user-generated content, including approximately three million photos and 13 million status updates.

Our market leadership stems from our track record of innovation and our pioneering role in China’s social networking service industry. We believe many features and functions that we introduced to the China market have improved the quality of our user experience and have subsequently become standard throughout the industry. For example, we believe renren.com was the first major social networking website in China to offer services like our Renren Open Platform program and Renren Connect program. Our Renren Open Platform program allows users to access high quality applications from third-party developers through our open application programming interface. Our Renren Connect program allows our users to sign in and share information and content from over 600 Renren Connect partner websites. In addition, in order to meet Chinese users’ needs and preferences for instant notification and real time communication, we created our Renren Desktop client application, which we believe is unique among major global social networking websites. This application provides real time news feed updates while also facilitating instant messaging among our users.

We believe a key driver of our long-term success is the continued rapid introduction of new services and features that can leverage our existing platform and large user base. For example, the size of our existing renren.com user base allowed us to launch and quickly expand our social commerce services on nuomi.com, whose first offer in June 2010 resulted in purchases of over 150,000 pairs of movie tickets for a single movie theater complex in Beijing. Over 60% of nuomi.com’s users are renren.com users. Nuomi.com became a leading social commerce website in China for 2010 according to a report published in January 2011 by China e-Business Research Center. More recently, we launched jingwei.com, a professional and business social networking service website, to further leverage our existing user base.

We currently generate revenues from online advertising and IVAS, which are comprised of online games and other IVAS. Our total net revenues increased from US$13.8 million in 2008 to US$46.7 million in 2009 and to US$76.5 million in 2010, representing a CAGR of 135.7% from 2008 to 2010. We had a net income from continuing operations of US$51.9 million, a net loss from continuing operations of US$68.3 million and a net loss from continuing operations of US$61.2 million in 2008, 2009 and 2010, respectively. Our net income and net losses from our continuing operations reflect the aggregate impact of non-cash items relating to the change in fair value of our then outstanding series D warrants, share-based compensation, amortization of intangible assets and impairment of intangible assets of US$71.2 million in income in 2008, US$71.3 million in expenses in 2009 and US$78.6 million in expenses in 2010. All outstanding warrants to purchase series D preferred shares were exercised in December 2010.

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services and advertising businesses in China, we operate our business primarily through Qianxiang Tiancheng, which is our consolidated affiliated entity in China, and its subsidiaries. We do not hold any equity interest in Qianxiang Tiancheng or its subsidiaries. However, through a series of contractual arrangements with Qianxiang Tiancheng and its shareholders, we effectively control, and are able to derive substantially all of the economic benefits from, Qianxiang Tiancheng and its subsidiaries.

Our Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

Largest Real Name Social Networking Internet Platform in China

We operate the leading real name social networking internet platform in China as measured by total page views and total user time spent on social networking websites in February 2011. Based on data issued in March 2011 by iResearch, in February 2011, we had 2.3 times as many monthly total page views as our closest competitor. We believe the large size and deep interconnectivity of our user base form a barrier to entry and also allow us to quickly introduce multiple services to a large audience. As our platform is an extension of real-life relationships, it enables a more meaningful level of user engagement and interaction and enhances the value of our platform to all of the constituents of the Renren community, including users, advertisers, application developers and third-party websites. We grew our platform from a community of students at China’s leading universities, and we believe that the substantial majority of college students in China today have a user account with us. We opened our platform to non-students in November 2007 and have since rapidly grown our user base by targeting young urban professionals and, more recently, high school students. We believe our main demographic focus on individuals who have received or are receiving higher education positions us well to target other demographic groups and also attract advertisers to our platform.

Integrated Platform Consisting of Multiple Services and Features

We have developed a highly integrated platform comprised of our robust social networking community and our market-leading online game and social commerce operations, and our online advertising services and functions. Because of the size of our user base and integrated nature of our platform, we are able to realize substantial benefits in developing and launching new services and features that both leverage our large user base and attract additional users to our platform. For example, we launched nuomi.com in June 2010 in Beijing and it quickly expanded to a total of 32 major cities and municipalities across China as of March 31, 2011. Additionally, our platform utilizes a common technology infrastructure to offer a consistent and high quality user experience across all applications offered through renren.com, which further accelerates the adoption of services among our user base. The comprehensive nature of our integrated platform allows us to engage our users in multiple ways, enabling us to deepen our relationship with our users and increase user loyalty.

Highly Engaged Users

As we have expanded the features, services and applications offered by our platform, we have become one of the most popular places on the internet where users interact with their friends, enjoy various types of entertainment, including online games, and share content, interests and updates on their lives. We are able to offer our users an increasingly rich experience by leveraging the information contained in each individual user’s social graph, which is a user’s network of relationships and interactions with other users. By growing the volume of relationships and interactions within the Renren community, our platform creates stronger bonds between users and fosters significant loyalty to Renren, which ultimately enhances the value of our platform and increases switching costs.

Our users’ high level of engagement with our platform is reflected in the amount of time our users spend on our platform, as well as their interactions through it. For example, from January 2011 through March 2011, our unique log-in users spent a monthly average of approximately seven hours on our platform, and our users collectively produced a daily average of approximately 40 million pieces of user-generated content, including approximately three million photos and 13 million status updates. We believe that the active sharing and creation of personal content and information elevates the switching costs for our users and creates a more engaged community.

Rapid Introduction of New Features and Services

We are highly focused on improving our user experience by introducing new, and improving existing, functions and features on our real name SNS internet platform. We believe our strong internal technical development capabilities and scalable technology architecture have allowed us to be an innovator in China’s social networking industry. For example, we were the first in China to introduce chewen.com, a real name-based social Q&A service for automotive-related topics. We have also designed our platform to allow our users to access Renren anytime and from any internet-enabled device. In March 2011, our unique mobile log-in users represented approximately 30% of our total unique log-in users. In addition, we recently introduced Renren Check-In, which allows users to use their mobile devices to share their location information and check which friends are nearby, and Renren Like, which allows users to share third-party content with just one click. For our SNS platform and Renren Desktop application, we use proprietary algorithms to optimize the results shown in our users’ individual news feeds and to improve the quality of users’ social graphs. Our focus on innovation has allowed us to enhance our relationships with our users, third-party application developers, Renren Connect partner websites and advertisers, giving us a highly strategic and valuable position within the Chinese internet ecosystem.

Multiple Established Revenue Sources

We have a track record of leveraging our user base to generate revenues from multiple sources, including online advertising, IVAS such as online games and social commerce services, and other paid services and applications. We believe our user base forms an attractive target demographic for advertisers to whom we offer a broad range of online advertising formats, including our innovative “social ad,” which allows advertisers to target users in a non-intrusive yet engaging manner based on users’ self-expressed interests. We have a broad and diversified base of brand advertisers. In addition to online advertising, we generate revenues directly from our users by selling our IVAS and other paid services and applications using our virtual currency. We continue to introduce new value-added services such as nuomi.com, our social commerce website, which we launched in June 2010. We leveraged our existing user base to rapidly acquire new users for nuomi.com, which became a leading social commerce website in China for 2010, according to a report published in January 2011 by China e-Business Research Center.

Large Open Platform that Extends Our Reach

Our Renren Connect and Renren Open Platform programs enhance our user experience, extend the reach of our platform and enable Renren to become a central hub in China’s dynamic internet ecosystem. We believe that through our Renren Open Platform program, we were the first internet platform in China to open our platform to third-party application developers through an open application programming interface, and currently offer approximately 1,000 applications from third-party developers that are integrated with our platform. We have a stringent process for approval and selection of these applications and generally focus on those applications that appeal most to our users. By offering a large number of quality third-party applications, we can increase user engagement and retention as well as grow our revenues.

Through our Renren Connect program, we allow our users to log on to third-party websites with their Renren identity. While logged in to our platform, users can connect with friends and post information and updates to their Renren profile from our Renren Connect partner websites, increasing the level of engagement for both Renren and our Renren Connect partner websites, which include docin.com, dianping.com and hudong.com. This extends our social graph beyond relationships between our users to include their relationships and interactions with websites and content outside of our own platform. By facilitating content finding and sharing among our users and increasing traffic for third-party websites, our Renren Connect program offers significant value to both our users and our Renren Connect partner websites.

Innovative and User-Oriented Culture

Our management team, particularly our founder, chairman and chief executive officer, Joseph Chen, and our executive director and chief operating officer, James Jian Liu, believe an innovative, user-centric and “geek” culture is key to our long-term success. In 1999, Mr. Chen co-founded ChinaRen, which was one of the first online college alumni clubs in the world and was later acquired by Sohu.com, a major internet portal in China. Mr. Liu has held management positions at innovators such as Fortinet and Siebel, and also co-founded UUMe.com, one of the earliest social networking service websites in China. We have leveraged a combination of internal training, incentives and events, such as our “Geek Conference,” to develop a corporate culture focused on speed of innovation, research and development, and the pursuit of excellence. Our culture has been developed to deliver the best possible experience to our users.

Our Strategies

Our goal is to continue to lead and define the internet social networking industry in China. We plan to achieve our goal by implementing the following key strategies:

Focus on Long-Term Success

We have operated and intend to continue to operate our business with a long time horizon in mind. The Chinese internet sector is a rapidly evolving and highly competitive market. Since we began operations in 2002, we have been focused on innovating our business model and user experience by continuously introducing and experimenting with new ideas, big and small. We believe that our market position today is the result of our culture of innovation and our focus on long-term defensible success, rather than short-term gains. We believe that innovation represents both the single greatest opportunity and threat to our business and we therefore intend to invest in our greatest long-term assets, namely our people and our “geek” culture.

Continually Enhance Our User Experience and Engagement

Offering our users what they need, want or have interest in is critical to our long-term success and enables us to attract more users, expand our social graph and increase the time our users spend on our platform. We intend to offer an increasing number of our applications and services across a broader range of internet-enabled devices. We recently launched Renren Mini Group, which enables users to share content and opinions within small groups based on shared interests. To stimulate user engagement, we plan to introduce a number of vertical social content offerings that we believe will create a valuable source of user-generated content. We also intend to further expand the number of our Renren Connect website partners, the usage of our Renren Connect program and the level of user engagement within our platform.

Grow and Broaden Our User Base

We have substantial room to further increase our penetration rate among China’s large and rapidly growing internet user base. We intend to further increase our penetration among China’s young urban professionals, urban families, and middle school, high school and college students, who we believe are most likely to be attracted to our real name platform and will help us to attract an increasingly broad user demographic. We will continue to introduce features and functions to appeal to the various preferences among our different groups of users and prospective users. For example, we offer high school students more personalization features for their profile page on our platform than we offer our other user groups. We have also successfully utilized targeted brand advertising campaigns to promote our platform with new user groups and will continue to selectively do so in the future.

Leverage Our Platform and Brand to Increase Monetization

We intend to continue to leverage our large and connected attractive user base and the integrated nature of our platform to generate additional revenues. We plan to grow our advertising revenues by expanding our direct sales force, educating advertisers on the merits of advertising on our platform, improving targeting features, introducing new advertising formats and increasing our advertising rates. For example, we recently introduced a self-service advertising solution that enables us to target small and medium-sized enterprises, which are typically represented by SME-focused advertising agencies. We also intend to extend our advertising solutions to include Renren Connect partner websites and generate revenues from mobile advertising by working with many of our existing advertising partners.

For our online games and other paid value added services, we intend to increase the number of paying users as well as increase revenues per user by introducing new applications and services as well as promoting them to our users. For example, we intend to launch nuomi.com in additional cities as well as invest in additional sales headcount and technology that will allow us to reach more merchants and offer more targeted deals to our loyal user base.

Grow Mobile Usage of Our Platform

Internet-enabled devices allow our users to access our platform anytime and in any place with a mobile internet connection. As a result our mobile platform has experienced rapid usage growth within the relatively short period since its launch. However, we believe there is substantial room for further growth as usage of mobile internet-enabled devices increases in China and network speed and quality improves. We intend to increase the installed base and usage of our mobile client applications by partnering directly with mobile carriers, handset manufacturers, third-party mobile application stores as well as promoting direct download of our client applications. In addition, we intend to introduce more mobile games and a mobile location-based version of nuomi.com, which in addition to increasing our mobile usage, also present opportunities to grow our revenues. We also recently introduced Renren Check-In, which allows users to share their location and post comments regarding venues.

Pursue Strategic Alliances and Partnerships

We intend to continue to grow our user base and improve our user experience by selectively partnering with, investing in or acquiring other companies that bring us complementary or new users, technologies or services. For example, a core part of our long-term strategy is to continue to grow the number of website partners and application developers participating in our Renren Connect and Renren Open Platform programs.

Our Platform for Users

We operate the leading real name social networking internet platform in China as measured by total page views and total user time spent on social networking websites in February 2011. Based on data issued in March

2011 by iResearch, in February 2011, we had 2.3 times as many monthly total page views as our closest competitor. As a pioneer in social networking in China, we have focused on providing a highly engaging and interactive platform that promotes connectivity, communication and sharing among our users using their actual identities as opposed to virtual identities. Our innovative internet platform enables our users to connect and communicate with each other, share information and user-generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services.

Since our inception, our user base has grown rapidly. As of December 31, 2008, December 31, 2009 and December 31, 2010, the cumulative total of our activated users was approximately 33 million, 83 million and 110 million, respectively. As of March 31, 2011, we had approximately 117 million activated users. From January 2011 through March 2011, we added an average of approximately two million new activated users per month. In December 2008, December 2009 and December 2010, the number of our monthly unique log-in users was approximately 17 million, 22 million and 24 million, respectively. In March 2011, we had approximately 31 million monthly unique log-in users. We believe our users are attracted to our large and highly engaged real name community, broad range of communication tools, information and content sharing features, online games and other applications as well as newly added services such as nuomi.com, which became a leading social commerce website in China for 2010, according to a report published in January 2011 by China e-Business Research Center.

Our platform creates a user experience that is an extension of real-life relationships, and we believe this type of interaction is the reason our users spent a monthly average of approximately seven hours using our platform from January 2011 through March 2011. During the same period, our users collectively produced a daily average of approximately 40 million pieces of user-generated content, including approximately three million photos and 13 million status updates. As of March 31, 2011, approximately 2.9 billion photos, 249 million blogs and 20.8 billion comments or reviews were available on our platform. We believe that we have already reached a critical mass in terms of our number of active users and the quality and quantity of connections and interactions among them on our platform, and that this critical mass would be difficult for a competitor in China to achieve in the presence of our already robust community. We also believe that the real name nature of our platform helps us retain users, because once a user has spent time on our platform establishing connections with friends and posting photos and other content, it is time-consuming to restart this process on another SNS site and would require such user’s friends to migrate to the new site as well.

Our user base consists largely of Chinese college students, young urban professionals, and high school students. Our users are generally well-educated, and we believe our users include a substantial majority of all current college students and recent college graduates in China. We are currently striving to expand our user base among white-collar workers in their late 20s and early 30s as well as high school students.

Our SNS platform is accessible from internet-enabled devices, including PCs and mobile phones, so that users can access our platform anytime from anywhere they are connected to the internet. We offer versions of our sites and client applications that have been optimized for a range of mobile phone operating systems, including for the iPhone, Android and Symbian. The number of our unique mobile log-in users as a percentage of our total unique log-in users increased from 23.0% in March 2010 to 30.0% in March 2011, and the number of monthly unique smartphone users who accessed Renren’s mobile applications was approximately 0.5 million, 1.4 million and 3.1 million in September 2010, December 2010 and March 2011, respectively. We have also developed Renren Check-In for mobile devices, which enables our users to share their location information with friends.

In order to protect our users and the real name nature of our platform, we have a team dedicated to identifying and deleting accounts that contain false information or that are used for inappropriate activities, such as spamming. We also encourage users to provide a real photo of themselves and other real information by awarding expanded platform privileges to them if they provide such information. In addition, the privacy of our users is of the utmost importance to us. Our privacy committee has introduced comprehensive policies for our platform and our third-party partners, and implemented detailed user-determined privacy settings. Our privacy policy calls for strict management and protection of information provided by users, and does not permit disclosure of users’ personal information to unrelated third parties, except when users have consented to such disclosure through the privacy settings on their user accounts. Users can also see who has viewed their profiles.

Communication, Content Creation and Sharing

We help users communicate and stay connected with their friends, classmates, family members and co-workers. Users begin by creating a free account and a personal profile with their name, photos, information about schools and universities attended, employment information, current location, age, lists of interests and other personal data. After creating their initial profile, users can then search other users’ profiles to find and establish connections with existing and old friends using our social network and find new friends to further develop their social graph. Our users can then easily communicate and connect with friends using many different tools and functions, including status updates, photo sharing and commenting, chatting, instant messaging, onsite email and mini-groups. In addition, functions such as our news feed, Renren Like and Renren Share as well as our Renren Connect program make it easy for users to share status updates, blogs, photos and content that they recommend to friends.

By providing content and applications that are attractive to Chinese internet users, we have been able to strengthen our user base and increase user engagement and retention. Our key avenues for providing appealing applications and other content include the following:

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Content created by users—Users are interested in seeing and hearing about their friends’ lives, activities and thoughts, which users can share with each other through status updates, blogs, photos and other content. Sharing and viewing each other’s user-generated content helps friends stay in closer touch.

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Content shared among users—Third-party blogs, links, photos, video and other content are attractive to users when sent from or shared by their real world friends, as users trust their friends’ recommendations and enjoy sharing thoughts and comments about the content they share. In this way, sharing and viewing third-party content also helps friends stay in closer touch. We offer a number of functions to help our users share third-party content easily. For example, users can share content from a third-party website, such as videos on youku.com, by clicking on “Renren Share” and then entering their Renren log-in information. Renren Like and our Renren Connect program also help users share third-party content.

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Renren Connect program—This program allows our users to log on to over 600 Renren Connect partner websites using their Renren identity. While logged in to our platform, users can connect with friends and post information and updates to their Renren profile, increasing the level of engagement for both Renren and our Renren Connect partner websites, which include docin.com, dianping.com, and hudong.com. This extends our social graph beyond relationships between our users to include their relationships and interactions with websites and content outside of our own platform. By facilitating content finding and sharing among our users and increasing traffic for third-party websites, our Renren Connect program offers significant value to both our users and our Renren Connect partner websites.

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Renren Open Platform program—We maintain one of the first and largest open application programming interface programs in China for the delivery and consumption of third-party applications. Since we launched our Renren Open Platform program in late 2008, we have received over 100,000 application submissions from third parties, and we have approved over 1,000 of these applications. Some of the most popular applications on our Renren Open Platform program include social games, such as Little War and Building One, as well as non-game applications, the most popular of which typically relate to lifestyle topics, daily horoscopes and personality tests. We review and approve third-party applications before making them available on our Renren Open Platform program. We also use a variety of algorithms to measure the popularity of applications among users that have tried them, and we make popular applications more prominent on our platform.

By rapidly introducing new services and features that appeal to our users, whether developed internally or by third parties, we are able to maintain and increase our number of active users and their level of engagement. Of the many services and features available to our users free of charge, some of our newest and/or most innovative include:

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Renren Desktop—This software, which can be downloaded by users, displays real time news feeds, notifications, reminders and other interactive content to users while they are logged on to our platform. Our news feeds provide users with updates and information that is likely to interest them, such as a friend’s online actions or newly shared content. We believe that we are the only major SNS website in the world to offer all of these features in real time.

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Social Q&A—This function allows users to use the collective knowledge of friends and other users as a resource in making decisions about certain kinds of products and services. For example, we recently introduced chewen.com, which enables users considering an automobile purchase to share their interests, concerns and questions with their friends, and receive comments or other feedback from friends or other users. When users post questions or information, their friends can see these “actions” through the news feed function and can respond. Users can also choose to “follow” topics and people so that they receive updates when content is posted by any user regarding a certain automobile model, a certain question about automobiles, or when content is posted by a certain expert.

•	jingwei.com—We recently launched a professional and business social networking website.

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Renren Like—This function allows users to easily share interesting content with their friends. When a user clicks the “Like” button on one of our Renren Connect partner websites, a link appears in the user’s friends’ news feeds.

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Renren Check-in—This location-based service allows users to use their mobile devices to share their location information with friends, thereby increasing interactivity and opportunities for users to meet friends in their vicinity.

•	Mini Group—This function allows users to share information, content and opinions within small groups that are formed based on shared interests.

We also develop new services and features to increase the size of our user base in other demographic groups for whom we aim to make our platform more attractive. For example, we have developed tools for users to decorate and customize their profile page on our platform, which is particularly appealing to high school students. In addition, we believe jingwei.com, our professional- and recruitment-focused social networking website, which helps users find jobs and professional contacts, and nuomi.com, our social commerce services, which helps users find good deals on quality products, services and events, are both strongly appealing to white-collar workers in their late 20s and early 30s.

Entertainment

Our platform offers music, online games and other entertainment features, which make the user experience more fun and enjoyable, encourage users to spend more time on our platform and increase user loyalty.

Online games

We operate one of the leading web-based game platforms in China and are one of the leading web-based game developers in China, based on data issued in October 2010 by iResearch for the third quarter of 2010. Web-based games are games that can be played directly from the user’s internet browser without downloading additional software. We believe we developed and launched one of the first web-based role-playing games in the world, Pet Mop, in early 2007, which has won many awards, including China’s Most Valuable Web Game in 2008. We subsequently developed, and launched in late 2008, one of the first web-based MMORPGs in the world, Tianshu Qitan. While our focus has been on web-based games, we also offer client-end games. Client-end games require users to install game software on their computers. We have offered 3D client-end games since 2008.

Games on our platform have a variety of themes, cultural characteristics and features that appeal to different segments of the game player community, including social games. Social games are developed to be enjoyed, shared and played among friends, are easier to play, and generally can be played to conclusion within a relatively short period of time. Renren Restaurant, which we developed internally, was the first 3D social game in China.

Our platform offers games that we develop internally, games licensed from third parties, and games developed by third parties that are made available through our Renren Open Platform program. We have strong internal technology and creative game design capabilities and, as one of the leading game platforms in China, we are able to closely monitor changing customer preferences and market trends in the online game market, which enables us to frequently and promptly introduce popular games. By offering games from third-party developers, we are able to enhance the portfolio of games available to users on our platform.

We use a virtual item-based revenue model for our games, under which players can play games for free, but they are charged for optional purchases of virtual in-game items, such as items that improve the strength of game character, in-game accessories and pets. In most cases, users that wish to obtain such items immediately can do so by paying a fee.

Our platform provides users with easy access to our games, and our social networking users form the majority of the user base for our games. In addition, access to web-based games, which require few steps to begin playing and are usually preferred by casual game players, is further simplified for users who are already logged on to our platform, as they do not need to log on to a separate game site in order to begin playing a game.

Music

According to the CNNIC 2011 Report, listening to music ranked as the second most popular online activity during 2010 among internet users surveyed in China. While logged in to our platform, users can listen to streamed music for free using our Renren Music function. Users can also create and share their own personal playlists and radio stations, discover new music by listening to songs that their friends frequently listen to or recommend, and receive news feeds showing the recent activities of friends on Renren Music and user-selected artists. We have entered into license agreements with mainstream Chinese and global music labels for the right to stream the music available on Renren Music. We are one of the few major SNS sites in the world to offer streaming music.

Other third party applications

Our Renren Open Platform program provides users access to high quality free applications, the most popular of which typically relate to lifestyles topics, daily horoscopes and personality tests.

Social Commerce Services

Our nuomi.com website offers localized social commerce services to individuals who have signed up for our Nuomi services, or Nuomi users, in specific locations or regions. Our social commerce offers are for high quality products, services and events offered by our merchant partners. Entertainment, dining, health and beauty products make up the majority of our social commerce deals. Nuomi users can access nuomi.com from internet-enabled devices, including PCs and mobile phones. We partner with merchants to make special offers through our website for products or services offered by the merchant. These special offers are contingent upon a minimum number of buyers subscribing for the offer.

We launched our social commerce services in June 2010 in Beijing and have since expanded rapidly to a total of 32 major cities and municipalities in China as of March 31, 2011. We intend to offer social commerce services in more cities in China in the near future. The daily deals usually offer significant discounts that Nuomi has negotiated with local merchants. A daily deal becomes “live” when enough Nuomi users sign up for the particular deal. The threshold participation requirement encourages Nuomi users to frequently participate and to ask friends to sign up for our Nuomi services and a particular daily deal, which increases both our Nuomi user base and the sales generated by the website. Nuomi users are also encouraged to sign up friends through referral credits awarded when they refer first-time Nuomi users who make a purchase within a specified period of time.

Our first social commerce deal, on June 23, 2010, offered a pair of movie tickets at 23% of face value for Jackie Chan Movie Theatres, a new, premium movie theater in Beijing. In one day, Nuomi users purchased over 150,000 pairs of movie tickets for Jackie Chan Movie Theatres.

As of September 30, 2010, December 31, 2010 and March 31, 2011, the aggregate number of our paying users was approximately 520,000, 700,000 and 1,342,000, respectively, and the number of our total units sold was approximately 0.8 million, 2.1 million and 4.7 million, respectively.

Our SNS platform provides users with easy access to our social commerce services, and provides our social commerce services a large user base with minimal customer acquisition costs. Additionally, our users share and communicate these deals with friends, causing the reach of the deals to expand rapidly through the internet.

Other Services

We monetize our platform and user base through VIP memberships and virtual gifts, in addition to online advertising and social commerce services. VIP memberships provide users with benefits such as larger size limits on photo albums and email inboxes and other additional features and benefits. Virtual gifts, such as cartoon images, flashes, birthday cards and gift cards containing our virtual currency, can be sent by users to friends. Some virtual gifts are free and others must be purchased.

Payment Methods and Systems

In October 2007, we launched “Renren Beans,” virtual currency that can be used to purchase any of our IVAS or other paid services and applications for users. Users can acquire our virtual currency through:

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Online sales—Users can purchase the virtual currency directly on the Renren platform through third-party online payment systems using bank cards and mobile and SMS payments, among other methods. In cooperation with third-party payment service providers such as Alipay and Yeepay, we provide high quality and reliable online payment services to users.

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Offline distribution—Users can purchase physical prepaid cards redeemable for our virtual currency from retail points across China, which primarily consist of news stands, convenience stores and internet cafés.

Some of our paid services, such as virtual in-game items for games, can also be purchased online directly without using our virtual currency.

Discontinued Services

We have discontinued a number of services that we previously offered.

WVAS. We provided wireless value-added services to mobile phone users, including a short messaging service, multimedia messaging service, wireless application protocol, coloring ring back tone and interactive voice response. In late 2008, due to regulatory changes to the WVAS operating environment in China, we decided to exit our WVAS services. We discontinued a majority of our WVAS services in 2009 and the remaining WVAS services in 2010.

Mop.com. We operated Mop.com, an internet community site for the China market, through contractual arrangements and an affiliated entity. Mop.com’s site includes forums, news, entertainment, and some social networking features. Mop.com is different from renren.com in that it is not a real name platform and its users focus more on viewing content rather than interacting and sharing with friends. In order to focus on our SNS platform and social commerce services, we sold all of our equity interests in Mop.com in December 2010 to Oak Pacific Holdings, a company owned by some of our shareholders. See “Related Party Transactions—Disposal of Mop.com and Gummy Inc.”

Gummy Inc. We operated www.gummy.jp, a social games platform for the Japanese market, through a wholly owned Japanese subsidiary, Gummy Inc. In order to focus on our SNS platform and social commerce services in China, we sold all of our equity interests in Gummy Inc. in December 2010 to Oak Pacific Holdings, a company owned by some of our shareholders. See “Related Party Transactions—Disposal of Mop.com and Gummy Inc.”

Services for Advertisers

Leveraging our large and fast growing user base, the real name characteristics of our SNS platform and our advertising targeting capabilities, we serve an increasingly broad base of advertisers with a wide range of advertising formats and solutions.

Our Advertisers and Customers

Our online advertising serves a broad base of advertisers, including leading international companies, such as Coca-Cola and Nike, and leading companies in China, such as Meng Niu Dairy and China Merchants Bank, and we recently began serving small- and medium-sized enterprises. In 2008, 2009 and 2010, the number of our advertisers was 139, 224 and 248, respectively, and the average annual spending by our advertisers was approximately US$49,000, US$82,000 and US$129,000, respectively. Our advertisers operate in a variety of industries, including food and beverage, apparel and accessories, information technology hardware, personal care products, mobile phones, automobile manufacturing and consumer electronics. Our online advertising service team has direct contacts with our advertisers, a vast majority of whom purchase our online advertising services through third-party advertising agencies.

Our nuomi.com website serves local merchants or event organizers which typically have small advertising budgets and wish to target their advertisements to a limited geographic region.

Our online advertisers offer high quality products and services and hope to reach market influencing demographics with the ability and motivation to pay for these products and services. Some of our advertisers target current college students, which make up a large portion of our user base, because consumers’ college years are an important time for establishing brand perceptions and preferences.

Online Advertising Services

We offer a broad range of advertising formats and solutions, including display advertising, social ads, promoted news feeds, fan or brand page advertising, in-game advertising and other formats such as sponsored online events and virtual gifts.

Our SNS platform has significant advantages due to our diverse and unique advertising formats and our targeting capabilities, which benefit from the real name nature of our SNS platform and the data we possess regarding users and their preferences. For display advertising, social ads and promoted news feed items, we have the capability to more efficiently target and reach users meeting certain geographic and demographic criteria, such as users with a certain educational background, a certain life stage (for example, students or white collar workers) and/or residence in a certain geographic region.

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Display advertisements—Our display advertisements are delivered alongside a web page primarily as graphical banners. Display advertisements can be targeted to certain users or can be displayed on a page at a certain time to all users viewing the page. Advertisers can pay for display advertising based on the time period that the advertisement is displayed, the number of ad impressions delivered or the number of clicks on their advertisement. An “ad impression” is delivered when an advertisement appears on a page and the page is viewed by a user.

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Social ads—Our social ads come in a variety of formats, including video advertisements, polls and coupons. Our social ads allow users to interact with the advertisement alone or together with friends using user-initiated call-to-action buttons such as “participate,” “like this ad,” “comment on this ad,” “share this ad” and “become a fan,” which can result in friend recommendations and other forms of social influence. Our social ads are designed to be non-intrusive and do not employ flashing fields or pop-ups that cover large parts of the user’s screen. Advertisers can pay for social ads based on the time period that the advertisement is displayed or the number of impressions delivered.

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Promoted news feeds—Our promoted news feeds display news, events and promotions regarding an advertiser or its brand to users who have agreed to accept content from the advertiser or brand, in the form of text, text plus graphic, or text plus user-initiated video in the users’ news feed stream, which can be further shared among their friends. Advertisers can also select demographic and geographic criteria for their promoted news feeds.

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Fan or brand page advertising—Advertisers can create a page within our platform that users can choose to join. The page builds an advertiser’s base of “fans,” and the advertiser can use the page and its fan base as a long-term community where the advertiser can constantly communicate with, educate and engage its target consumers by publishing content in diverse formats, promoting new products, and holding online events to continue to grow the fan base.

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In-game advertising—Our platform offers social games that can be embedded with brand and product placements. If the storyline or message of certain content is relevant to a brand or product’s marketing initiatives, a product placement can have strong branding and call-to-action effects on viewers and game players.

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Sponsored online events and virtual gifts—Other forms of advertisements include sponsored online events or gifts that allow advertisers to sponsor a particular area on our websites or particular virtual gifts.

The social attributes of our promoted news feeds, social ads and fan or brand pages allow advertisers to earn users’ organic word-of-mouth impressions, clicks and engagement through users’ further sharing and spreading of information among their friends.

Brand advertisers are increasingly seeking the ability to track and measure advertisement performance and their return on investment. We have invested in internal and external market research capabilities to strengthen our platform’s ability to track and measure advertisement performance.

Social Commerce Services

Our social commerce services allow merchants to target a local market and benefit from word-of-mouth advertising through, for example, a user’s news feed notifying a user when his or her friends sign up for a social commerce deal. In addition, users have an incentive to actively encourage their friends to join the social commerce deal in order to reach the threshold that will make the deal effective. If a deal were to fail to become “live” because the number of Nuomi users that signed up for the deal did not meet its threshold requirement, the offer would be retracted and the advertiser would incur no costs for the deal. However, to date we have never had a deal fail to meet its threshold requirement.

We receive commissions from merchant partners on the payments collected, although these commissions to date have been small due to the competition in the social commerce services market.

Sales and Marketing

Advertising Sales

As is customary in China, we sell our online advertising services and solutions primarily through third-party advertising agencies that represent end-advertisers. As social networking websites become increasingly popular and sought after by advertisers, we are able to cultivate and strengthen our relationships with end-advertisers by sharing our understanding of the evolving social networking industry and related online advertising services and solutions. As a relatively young company in the online advertising sector, we also intend to leverage advertising agencies’ existing client relationships and network resources to increase our sales and expand our advertiser base.

We rely primarily on our direct sales force for our social commerce services, which are directed at local merchants or event organizers seeking to target customers in a specific city or region. Advertising agencies in China currently do not generally cover social commerce services such as those offered by Nuomi.

In order to further promote our brand awareness among existing and potential customers of all types and to educate them about how they can more effectively and efficiently reach their targeted consumers through our SNS platform, we market our services and solutions through direct marketing, by hosting or attending public relations events such as trade marketing events, and through other marketing activities.

As of December 31, 2010, we had 222 sales representatives and supporting personnel for online advertising services. Our sales force for online advertising services is organized by industry and provides a broad range of services and solutions. In addition to building and maintaining customer relationships, our sales force assists advertisers in structuring advertising campaigns by analyzing the advertisers’ target audiences and marketing objectives. As of December 31, 2010, we had 144 sales representatives and supporting personnel for our nuomi.com social commerce services. Our sales force for Nuomi is organized by the regions in which we offer social commerce services. The Nuomi sales team works directly with current and prospective customers to secure high quality social commerce deals for each day in each Nuomi location.

The compensation for our salespeople includes incentives based on the sales revenues they achieve. We provide regular in-house and external education and training to our sales team to help them provide current and prospective advertisers with comprehensive information about our services and the advantages of using our advertising solutions. Our performance-linked compensation structure and career-oriented training help motivate our salespeople.

Marketing and Brand Promotion

We believe brand recognition is important to our ability to attract users. We have engaged in both online and offline marketing activities to promote our Renren and Nuomi brands. To date, user recognition of our Renren and Nuomi brands has primarily grown virally, and we have built our Renren brand, and especially our Nuomi brand, with only modest marketing and brand promotion expenditures.

To facilitate such viral growth, we focus on continuously improving the quality of our services, as we believe satisfied users and their friends are more likely to recommend our services to others, making it difficult to replicate our success.

We have a marketing team that initiates various marketing activities. For example, we market our services through media partnerships, co-branding campaigns with multinational brands, sponsorship of cultural events such as music festivals, and our public relations team, which informs various news media when we launch new services or reach other milestones. In addition, in 2009, we significantly increased our marketing activities on a temporary basis in order to publicize our rebranding of “Xiaonei” to “Renren” through television advertisements and other advertising formats.

Technology and Infrastructure

We believe our technology and infrastructure are critical to delivering fast, reliable services to our users and advertisers.

Architecture

Our technology architecture has been designed for reliability, flexibility and scalability to support growth in our user base. We rely primarily on a network of over 5,500 self-owned servers, which are primarily located in Tianjin and Beijing, in facilities owned by major domestic internet data center providers. We also use content delivery network providers, but our self-owned servers form the core of our network, as they are better suited to the dynamic nature of our SNS platform.

Our data storage system allows for fast access to a large number of photos and other user-generated content even when there is heavy traffic accessing our website. We have built in a “load balancing” mechanism, which allows heavy traffic on our website to be redistributed to different servers based on the processing capability of each server to minimize our users’ waiting time. Further, our file storage system is optimized to handle small files, fragmented small file retrieval and remote backup. The number of files in our data storage system grows at a rate of 10 to 20 million per day.

In order to improve the performance of web pages on our platform, we have developed a distributed memcaching and computation system based on Internet Communication Engine as the middle tier of the multi-tiered architecture of our renren.com website. Memcache is a memory caching system that is used to speed up dynamic database-driven websites, like renren.com, by caching data to reduce reading time. Memcache is our primary form of caching and it helps our database load to be processed more efficiently. Our caching system allows renren.com to access user data more quickly, as user data can be accessed from the cache based on a user’s identity instead of from the database, which requires more time.

We use a number of measures to protect against failure and data loss, including synchronization between data centers at different geographic locations, regular off-line backup, permanent storage on hard disks, redundancy and load balancing.

We have teams of employees dedicated to systems analysis, network topology, and maintaining our servers at the internet data centers of our various providers and the connections among our servers.

Social graphs and targeted advertisements

Our targeted advertisement technology automatically matches advertisements with targeted users based on their demographic and geographic profiles. We are developing technology to automatically match our customers’ advertisements with targeted users based on users’ social graphs and their activities on our SNS platform.

We also use a number of algorithms to produce other results from the data available to us, such as automatic friend grouping and user clustering, and identifying news feeds that are likely to interest particular users.

Anti-spamming and other filtering systems

In order to identify spamming, pornography and otherwise prohibited content, we can process media in a variety of formats, including text and pictures, with algorithms such as Natural Language Processing, File Categorization, Optical Character Recognition and Graphical Pattern Recognition. We can then automatically remove from our platform content that we identify as spam, pornography or otherwise prohibited.

Research and Development

Our research and development efforts focus on developing and improving the scalability, features and functions of our platform. We believe research and development has been and will continue to be a key competitive advantage and driver of our long-term growth. We have a large team of experienced engineers and developers, which accounted for over 60% of our employees as of December 31, 2010. We hire our product engineering and development employees primarily from the best engineering and science universities in China. Substantially all of our engineers and developers are based at our headquarters in Beijing.

Our research and development personnel are divided into the following groups:

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our core platform technology and research group focuses on the evolution and optimization of core SNS related algorithms that increase efficiencies of communication, notification, and social interactions on Renren;

•	our online game and social game group focuses on designing and developing innovative games that are suitable for distribution over our social networking platform;

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our user-generated content services group focuses on maintaining and developing new features relating to our core communication and user-generated content services, such as photos, status updates and sharing;

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our mobile service and technology group focuses on updating and developing new features for the WAP version of our service as well as our various mobile applications across multiple mobile phone operating systems such as iPhone, Android, and Symbian;

•	our desktop group focuses on maintaining our Renren Desktop client application; and

•	our advertising platform group focuses on developing ad-serving and ad-targeting technology to increase returns from our display and self-service advertising clients.

We take pride in our technology-focused corporate culture, particularly among our engineers and developers, and actively promote our culture for innovation and professionalism through initiatives such as our “Geek Conference” and other events. We believe our corporate culture is key to the speed and creativity of our innovation and the continual improvement in our functions and features.

Intellectual Property

Our intellectual property includes trademarks and trademark applications related to our brands and services, copyrights in software and games, trade secrets, patent applications and other intellectual property rights and licenses. We seek to protect our intellectual property assets and brand through a combination of monitoring and enforcement of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures.

“ renren” is a registered trademark in China. We have also applied to register additional trademarks and logos, including a new version of “ renren”, “ ”, “ ”, “ ” and “ ”, with the Trademark Office of the SAIC in China. We have applied for patents relating to our technologies, among which we have been granted a patent for systems and methods for accelerating content downloads. We have registered domain names including renren.com, nuomi.com, xiaonei.com, jingwei.com and chewen.com. In addition, we maintain 25 software copyright registrations, including those in connection with our games. We own the copyrights to the games we have developed. Our employees sign confidentiality and non-compete agreements when hired.

Competition

The internet industry in China is rapidly evolving and highly competitive. We face significant competition in almost every aspect of our business, particularly from companies that provide social networking, internet communication, online games, search functions and/or other products and services, such as Tencent, Inc., kaixin001.com and SINA Corporation, and from social commerce service providers, such as meituan.com, lashou.com and dianping.com. We also compete for online advertising revenues with other websites that sell online advertising services in China. In addition, we indirectly compete for advertising budgets with traditional advertising media in China, such as television and radio stations, newspapers and magazines, and major out-of-home media.

We may also face potential competition from global social networking service providers that seek to enter the China market. We believe that PRC domestic social networking websites, including us, are likely to have a competitive advantage over international competitors entering the China market, as these companies, so far, are likely to lack operational infrastructure in China and content localization experience for the China market, and the websites of some global social networking service providers, such as Facebook, are currently not accessible in the PRC.

We compete for advertisers primarily on the basis of size and purchasing power of our user base, effectiveness of services in reaching targeted consumers, ability to demonstrate marketing results, knowledge of our sales force, and leadership in our social network services category. In social commerce services, we compete for merchant partners and deals primarily on the basis of effectiveness of services in generating sales, size and purchasing power of our user base, and the rate of commission for our services.

We compete for users and user engagement primarily on the basis of helping users communicate, share and have fun on our platform as a result of quality and innovation in our user-facing products, as well as brand name and recognition, and quality of user-generated content.

Employees

We had 1,570 employees as of December 31, 2010, including 124 in management and administration, 409 in sales and marketing, 108 in operations and 929 in research and development. We have developed a strong corporate culture that encourages innovation, technical superiority and providing the best experience to our users and customers.

Facilities

Our principal executive offices are located on premises comprising 16,838 square meters in Beijing, China. We also have branches in Shanghai, Guangzhou and Wuhan, and representative offices for our social commerce services in seven additional cities and municipalities in China. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. Some of the lessors of our leased premises do not have valid title to such premises or proper authorization from the title owner to sublease such premises. For further details, see “Risk Factors—Risks Related to Our Business and Industry—The leasehold interests of some of our consolidated affiliated entities might not be fully protected by the terms of the relevant lease agreements due to defects in or the landlord’s failure to provide certain title documents with respect to some of our leased properties.” Our leases typically have terms of one or two years, substantially all of which are due to expire during 2011. We plan to renew our leases before they expire.

Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have terms of one year. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Legal Proceedings

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims and other matters. Internet media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights and other allegations based on the content available on their website or services they provide. See “Risk Factors—Risks Relating to Our Business and Our Industry—We have been and may continue to be exposed to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to website users, which could materially and adversely affect our business and results of operations.” Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, however, any litigation can have an adverse impact on us because of defense costs, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings, whether in the PRC or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation.

In 2009, kaixin001.com, one of our competitors, filed a lawsuit in the Beijing Second Intermediate People’s Court for unfair competition against our consolidated affiliated entities, including Qianxiang Wangjing for operating a website with the domain name kaixin.com. The remedies sought by kaixin001.com included (i) that we cease use of “ ” (“kaixin wang”) and other similar Chinese names on our websites, (ii) that we cease use of the domain name kaixin.com, (iii) damages of RMB10 million (US$1.5 million), (iv) a public apology and (v) that we bear all associated litigation fees and costs.

Before a judgment on this case was rendered we had integrated our kaixin.com interface with our larger “renren.com” website and, as a result, our use of the domain name “kaixin.com” was no longer necessary for our operations. In October 2010, the Beijing Second Intermediate People’s Court rendered a judgment confirming that we are the legitimate owner of the kaixin.com domain name but ordering us to cease the use of “ ” or any similar Chinese names for any social networking services we provide and pay damages of RMB400,000 (US$60,000) to kaixin001.com. Kaixin001.com appealed the ruling of the Beijing Second Intermediate People’s Court to the Beijing Higher People’s Court. On April 12, 2011, the Beijing Higher People’s Court announced its final judgment, which upheld the ruling by the Beijing Second Intermediate People’s Court. The written final judgment is expected to be issued on or around April 22, 2011.

REGULATION

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications services. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which in particular regulate ICP services. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC. In November 2000, the MIIT promulgated the Administrative Measures on Internet Electronic Messaging Services, or the BBS Measures, which requires the operator to obtain a special BBS Permit from the local bureau of MIIT prior to engaging in BBS services. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms.

On December 26, 2001, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, or the Telecom License Measures. On March 5, 2009, the MIIT issued revised Telecom License Measures, which took effect on April 10, 2009. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an information services operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an information services operator providing the same services in one province is required to obtain a local license.

On April 19, 2004, the MIIT issued a notice stating that mobile network carriers can only provide mobile network access to those mobile internet service providers that have obtained licenses from the MIIT before conducting operations, and that such carriers must terminate mobile network access for those providers who have not secured the required licenses.

To comply with these PRC laws and regulations, our information services operator, Qianxiang Tiancheng, holds a value-added telecommunications business operating license and an ICP license, and our ICP operators Qianxiang Wangjing and Beijing Nuomi hold ICP licenses. Moreover, Qianxiang Tiancheng, Qianxiang Wangjing and Beijing Nuomi all possess BBS Permits issued by the local bureau of the MIIT.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local branches, and the relevant approval application process usually takes six to nine months. Due to the limitation of foreign investment in value-added telecommunications services companies that conduct online culture activities, we would be prohibited from acquiring any equity interest in our PRC domestic companies without diverting management attention and resources. In addition, we believe that our contractual arrangements with our PRC domestic companies and their respective individual/entity shareholders provide us with sufficient and effective control over our PRC domestic companies. Accordingly, we currently do not plan to acquire any equity interest in our PRC domestic companies.

On July 13, 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Notice. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their value-added telecommunications business operating licenses.

To comply with these PRC regulations, we operate our websites through our PRC domestic companies, i.e., Qianxiang Tiancheng, Qianxiang Wangjing and Beijing Nuomi. Qianxiang Tiancheng is currently 99% owned by Ms. Jing Yang and 1% owned by Mr. James Jian Liu, both of whom are PRC citizens. Qianxiang Tiancheng holds a value-added telecommunications business operating license, an ICP license and a BBS Permit. Qianxiang Wangjing and Beijing Nuomi are currently wholly owned by Qianxiang Tiancheng, and each holds an ICP license and a BBS Permit.

If, despite these precautions, the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, including possibly the establishment or restructuring of a foreign-invested telecommunication enterprise, re-application for the necessary licenses, or relocation of our businesses, staff and assets, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us. See “Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulations on Internet Content Services

National security considerations are an important factor in the regulation of internet content in China. The National People’s Congress, the PRC’s national legislature, has enacted laws with respect to maintaining the security of internet operations and internet content. According to these laws, as well as the Internet Measures, violators may be subject to penalties, including criminal sanctions, for internet content that:

•	opposes the fundamental principles stated in the PRC constitution;

•	compromises national security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	undermines the PRC’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	is otherwise prohibited by law or administrative regulations.

ICP service operators are required to monitor their websites. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions, order them to suspend their operations, or revoke their ICP licenses.

To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website, including a team of employees dedicated to screening and monitoring content uploaded on our website and removing inappropriate or infringing content. However, due to the large amount of user uploaded content, we may not be able to identify all videos, photos or other content that may violate relevant laws and regulations.

To the extent that PRC regulatory authorities find any content displayed on or through our websites objectionable, they may require us to limit or eliminate the dissemination or availability of such content on our websites or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and users on our website increases. See “Risk Factors—Risks Related to Our Business and Industry—Content posted or displayed on our websites may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

Regulations on Information Security and Censorship

Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, enacted a law on December 28, 2000, as amended on August 28, 2009, that makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures on December 16, 1997 that prohibit the use of the internet in ways which, among other things, result in a leakage of State secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures. The Internet Protection Measures require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking State secrets or failing to comply with the relevant legislation regarding the protection of State secrets.

As Qianxiang Tiancheng, Qianxiang Wangjing and Beijing Nuomi are all ICP operators, they are subject to the laws and regulations relating to information security. To comply with these laws and regulations, they have completed the mandatory security filing procedures with the local public security authorities, regularly update their information security and content-filtering systems with newly issued content restrictions, and maintain records of users’ information as required by the relevant laws and regulations. They have also taken measures to delete or remove links to content that to their knowledge contains information violating PRC laws and regulations. Substantially all of the content published on our websites is manually screened by employees who are dedicated to screening and monitoring content published on our website and removing prohibited content. All of the other content, primarily consisting of comments posted by users, is first screened by our filtering systems and content containing prohibited words or images is manually screened by our employees. We believe that with these measures in place, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our website in the past. However, due to the significant amount of content published on our website by our users on a daily basis, if any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the relevant governmental authority. We believe these measures are generally in compliance with the relevant laws and regulations.

If, despite the precautions, we fail to identify and prevent illegal or inappropriate content from being displayed on or through our websites, we may be subject to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in liability. To the extent that PRC regulatory authorities find any content displayed on or through our websites objectionable, they may require us to limit or eliminate the dissemination or availability of such content or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and users on our website increases. See “Risk Factors—Risks Related to Our Business and Industry—Content posted or displayed on our websites may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit ICP operators from collecting and analyzing personal information from their users. However, the Internet Measures prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet.

To comply with these laws and regulations, we require our users to accept a user term whereby they agree to provide certain personal information to us, and have established information security systems to protect users’ privacy and have filed them with the MIIT or its local branch as required. However, due to the significant amount of content uploaded by users on a daily basis, we cannot ensure that no content uploaded by our users will infringe the privacy rights of any third party without receiving notice from such third party. If our ICP operators violate PRC laws in this regard, the MIIT or its local bureaus may impose penalties and the ICP operators may be liable for damages caused to their users. See “Risk Factors—Risks Related to Our Business and Industry—Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our services.”

Regulations on Online Game Operations

Online Game Publishing and Operation

Online games operation is covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including the MIIT, the GAPP and the Ministry of Culture.

On December 30, 1997, the GAPP issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules. These rules were replaced by new Electronic Publication Rules promulgated on February 21, 2008, which took effect on April 15, 2008. The Electronic Publication Rules regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other regulations issued by the GAPP, online games are classified as a kind of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. Under the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPP.

The GAPP and the MIIT jointly promulgated the Tentative Measures for Internet Publication Administration, or the Internet Publishing Rules, on June 27, 2002, which took effect on August 1, 2002 and imposed a license requirement for any company that intends to engage in internet publishing, defined as any act by an internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the internet. Since the provision of online games is deemed to be an internet publication activity, an online game operator needs to obtain an internet publishing license in order to directly make its online games publicly available in the PRC. We are in the process of applying for such license with the GAPP.

On February 17, 2011, the Ministry of Culture issued the Provisional Regulations for the Administration of Online Culture, which took effect on April 1, 2011, or the Online Culture Regulations. This regulation applies to entities engaging in activities related to “online cultural products,” including music and video files, network games, animation features and audiovisual products, performed plays and artwork converted for dissemination via the internet. Pursuant to these regulations, commercial entities are required to apply to the relevant local branch of the Ministry of Culture for an Online Culture Operating Permit if they engage in any of the following types of activities:

•	the production, duplication, importation, publication or broadcasting of online cultural products;

•

the dissemination of cultural products on the internet or transmission thereof to (i) client end devices such as computers, fixed-line or mobile phones, television sets or gaming consoles, and (ii) places offering internet access services such as internet cafes for the purpose of browsing, reading, using or downloading such products; or

•	the exhibition or holding of contests related to online cultural products.

On July 1, 2009, the GAPP issued the Notice on Strengthening the Approval and Administration of Imported Online Games. Pursuant to this notice, GAPP is the only competent approval authority authorized by the State Council for imported online games authorized by offshore copyright owners. Any enterprise engaging in online game publication or operation within China must undergo examination and approval by the GAPP and obtain the relevant internet publication service license. Moreover, the showing, exhibiting, trading or promoting of offshore online games in China also must be examined and approved by the GAPP.

On September 7, 2009, the State Commission Office for Public Sector Reform issued the Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions Relating to Animation, Online Games and Comprehensive Law Enforcement in the Culture Market in the ‘Three Provisions’ jointly promulgated by the Ministry of Culture, the SARFT and the GAPP. According to this notice, the GAPP is responsible for the examination and approval of online games that will be uploaded on the internet, while after the uploading, such online games shall be regulated by the Ministry of Culture. The notice further clarifies that the GAPP is responsible for the examination and approval of game publications authorized by offshore copyright owners to be uploaded on the internet, while other imported online games shall be examined and approved by the Ministry of Culture.

On September 28, 2009, the GAPP, the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly published the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice. According to this notice, where new versions, expansion packs or new content shall be updated for online games that have been approved by the GAPP, the operating entity shall undertake the same examination and approval procedures with the GAPP as would be applicable to new content. The GAPP Notice further emphasizes the GAPP’s examination and approval authority over online games, and defines online games as all “games interactively played via internet (including cable internet and wireless mobile telecommunication networks) or provided via the internet for downloading, including without limitation, MMORPGs, web-based games (web games), casual games, online downloads of offline games, games with networking functions, game platforms for online network play and mobile online games.” Pursuant to the Internet Publishing Rules, the GAPP requires every entity wishing to operate online games to hold an Online Publishing Permit, which specifically authorizes the publishing of games on the internet.

On June 3, 2010, the Ministry of Culture issued the Interim Measures for Online Game Administration, or the Online Game Measures (effective on August 1, 2010). The Online Game Measures defines “Online games” as “game products and services composed of software programs and information databases, provided via the internet or mobile networks or other information networks.”

The GAPP Notice also restates that foreign investors are not permitted to invest in online game operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through the establishment of other joint venture companies, or contractual or technical arrangements.

Based on the advice of TransAsia Lawyers, our PRC legal counsel, the corporate structure of our consolidated affiliated entities and our subsidiary in China comply with all existing PRC laws and regulations. However, it is unclear whether the GAPP will deem our corporate structure and operations to be in violation of these provisions. If they are, our corporate structure and operations may be challenged by the GAPP. See “Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” If we are found to be in violation of any existing or future PRC laws or regulations, including the MIIT Notice and the GAPP Notice, the relevant regulatory authorities would have broad discretion in dealing with such a violation, including taking actions such as levying fines, confiscating our income, revoking Qianxiang Wangjing’s business or operating licenses, requiring us to restructure the relevant ownership structure or operations or requiring us to discontinue all or any portion of our game operations. Any of these actions could cause significant disruption to our business operations.

Regulatory Developments Relating to Web-Based Games

We are both a game operator and a third-party platform provider and operate web-based games under two models:

•	Self-developed games launched on our platform;

•

Cooperation with third-party online game developers to launch their games on our platform. For this model, our standard cooperation contract makes us responsible for online game operation, while the developer must register any software copyrights and be responsible for game maintenance and customer service.

Prior to the promulgation of the GAPP Notice and the Online Game Measures, both the GAPP and the Ministry of Culture attempted to regulate the operation—and operators—of MMORPGs, and there was no specific regulation or policy that included web-based games as online games. However, due to the growing popularity of social and web-based games, these games are coming under increasing scrutiny with efforts being made to limit the role and impact of foreign companies in this sector. The GAPP and the Ministry of Culture have both indicated that social and web-based games should be regulated similarly to other online games. However, this principle has not been strictly enforced in respect of social and web-based games published through third-party platforms and SNS websites.

The Ministry of Culture issued an Online Culture Operating Permit to Qianxiang Wangjing in October 2009, authorizing it to operate online games. In addition, according to the Online Culture Regulations, domestically developed online games are required to be filed with the Ministry of Culture. Most major players in the online games industry typically publish their online games in cooperation with traditional publishing houses. This is known as the Traditional Publishing Entity, or TPE, Model, and is also acceptable to the GAPP in practice. In light of this continuing uncertainty, it has been reported that the GAPP is considering promulgating new regulations soon, which would seek to improve the administration of internet publishing activities by requiring all private entities engaging in such activities—including those already operating without an Internet Publishing Permit—to obtain one and thus be subject to the GAPP’s monitoring and regulatory control.

To keep up with developments in the regulation of web-based games, we have already filed with the GAPP certain online games that we developed and the imported games available on our SNS website, and will continue such filings for these types of games. However, we cannot assure you as to whether our understanding of the applicability and scope of such filings is correct as the interpretation and enforcement of the applicable laws and regulations by the GAPP is still evolving, and are in the process of applying for an Internet Publishing Permit. We are among the first web-based game and social game applicants.

The consequences of operating a web-based game without the relevant approvals or filings remain uncertain. Moreover, due to the numerous web-based games launching on our platform, we cannot assure you that all such games have been or can be approved by the GAPP or provincial APPs prior to their launching, or have been or can be filed with the Ministry of Culture. Therefore, if we are found to be in violation of such approval and/or filing requirements, the GAPP, the Ministry of Culture or their respective local branches could impose penalties. See “Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—Changes in government policies or regulations may have material and adverse impact on our business, financial condition and results of operations.”

Online Game Censorship and Imported Games

On May 14, 2004, the Ministry of Culture issued the Notice Regarding the Strengthening of Online Game Censorship. This notice mandates the establishment of a new committee under the Ministry of Culture that will screen the content of imported online games. In addition, all imported and domestic online games are required to be examined and filed with the Ministry of Culture.

On July 12, 2005, the Ministry of Culture and the MIIT promulgated the Opinions on the Development and Administration of Online Games, reflecting the government’s intent to both foster and control the development of the online game industry in China. In addition, the Ministry of Culture will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.”

On November 13, 2009, the Ministry of Culture issued its Notice Regarding Improving and Strengthening the Administration of Online Game Content (or the Online Game Content Notice). This notice calls for online game operators to improve and innovate their game models. Emphasis is placed specifically on the following: (1) mitigating the pre-eminence of the “upgrade by monster fighting” model, (2) imposing more severe restraints on the “player kill” model (i.e., where one player’s character attempts to kill another player’s character), (3) restricting in-game marriages among game players, and (4) improving the enforcement of the legal requirements for the registration of minors and gaming time-limits.

The Online Game Content Notice also requires online game operators to set up committees to carry out game content self-censorship. The person responsible for such self-censorship must receive training from the Ministry of Culture or its local department/counterpart. The Ministry of Culture also intends to introduce a training and evaluation system for the persons in charge of research and development and operations at online game companies. This system is expected to be launched within two years. In addition, the Ministry of Culture intends to formulate technical standards and norms for game development, in order to provide technological support for original domestic games. The development and operation of “thoughtful and educational” online games is also to be encouraged.

The Online Game Measures require that domestic online games must be filed with the Ministry of Culture within 30 days of their initial launch and in case of any substantial change (for example, any prominent modification to a game’s storyline, language, tasks or trading system). The Online Game Measures also require that all imported online games be subject to content review prior to their launch.

Pursuant to the Online Culture Regulations, an Online Game Import Approval must be obtained from the GAPP before a game is launched in China. The GAPP handles applications for such approval through its provincial branches. The local provincial bureau of the GAPP will review an application and forward it to the GAPP for approval within 20 days of its own decision, together with a preliminary approval document. The Online Culture Regulations also require that imported online games be subject to content review and approval by the Ministry of Culture. On May 14, 2004, the Ministry of Culture issued the Notice Regarding the Strengthening of Online Game Censorship, or the Online Game Notice. This notice mandates the establishment of a new committee, called the “Committee for the Censorship of the Content of Imported Game Products,” under the Ministry of Culture, which will be responsible for the censorship of politically sensitive content in imported online games. This committee will also be responsible for censoring games that “threaten national security,” “disturb social order,” “distort historical facts” or “infringe on third-party intellectual property rights.”

To comply with these requirements, we carry out game content self-censorship. We have also filed with the Ministry of Culture and/or GAPP certain online games that we developed and those imported games available on our SNS website, and will continue to do so. See “Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—Changes in government policies or regulations may have material and adverse impact on our business, financial condition and results of operations.”

Anti-Fatigue System and the Real Name Registration System

On April 15, 2007, the MIIT, the GAPP, the Ministry of Education and five other government authorities jointly issued the Notice on the Implementation of Online Game Anti-Fatigue System to Protect the Physical and Psychological Health of Minors, or the Anti-Fatigue Notice. Pursuant to the Anti-Fatigue Notice, online game operators are required to install an “anti-fatigue system” that discourages game players from playing games for more than five hours per day. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the player has reached the “fatiguing” level, and to zero for the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real name registration system also must be used. This requires online game players to register their identity and requires us to submit such identity information to the public security authorities for verification.

We have developed our own anti-fatigue and real name registration systems, which have been in place since December 2007. As renren.com is a real name system, game players are required to use their real identification to create accounts. For game players who do not provide age information, we assume that they are minors. In order to comply with the anti-fatigue rules, after three hours of play, users under 18 years of age only receive only half of the experience or other benefits they would otherwise earn. After five hours of play, minors receive no experience points. These restrictions could limit our ability to increase our online games business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online games business could be affected. See “Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—Our operations may be adversely affected by implementation of new anti-fatigue-related regulations.”

Virtual Currency and Virtual Items

On February 15, 2007, the Ministry of Culture, the PBOC and other relevant government authorities jointly issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice. Under the Internet Cafés Notice, the PBOC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the real economic and financial systems. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real e-commerce transactions. This notice also provides that virtual currency should only be used to purchase virtual items.

On June 4, 2009 the Ministry of Culture and the Ministry of Commerce jointly issued the Notice on the Strengthening of Administration on Online Game Virtual Currency, or the Virtual Currency Notice. Virtual currency is broadly defined in the Notice as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. Notably, game props (i.e., virtual items or equipment used in a particular game), are explicitly excluded from the above definition. The Virtual Currency Notice specifically states that game props should not be confused with virtual currency and that the Ministry of Culture, jointly with other authorities, will issue separate rules to govern them.

On July 20, 2009, the Ministry of Culture promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business.

Further clarifying virtual currency operations, in the Online Game Measures, the Ministry of Culture establishes that the issuance of virtual currency falls within the scope of “online game operations” and those operators shall thus be subject to relevant Online Culture Operating Permit requirements.

In addition, when applying for an Online Culture Operating Permit or for permission to issue virtual currency, a virtual currency issuer must file detailed information about its currency with the Ministry of Culture, including form, extent of circulation, unit purchase price, and how the virtual currency will be refunded upon termination of services. Issuers are prohibited from altering the unit purchase price of the virtual currency after filing, and must complete filing procedures with the Ministry of Culture or its local counterparts before issuing new types of virtual currency.

A stated objective of the Virtual Currency Notice is to limit the volume of virtual currency and thereby reduce concerns regarding its inflationary impact on the Renminbi. Other objectives are to restrict the liquidity of virtual currency, minimize links between virtual currency and government-issued legal tender, and mitigate any negative spillover effects from the virtual into the real world.

Pursuant to these goals, virtual currency may not be used to pay for any services outside of the currency-issuing game’s realm. The Virtual Currency Notice prohibits online game operators from awarding game props or virtual currency through lucky draws or lotteries that require users to first contribute cash or virtual currency.

With respect to virtual items, although specific regulations have yet to be enacted, the Ministry of Culture and other government agencies have recently shown an increasing awareness of virtual items, officially called virtual property, as certain incidents have brought media scrutiny to this topic. It has recently been reported that digital theft—i.e., the theft of virtual property by hackers who then sell the same online—has become more common in China. Several courts have in fact issued judgments in cases involving digital theft, and have required online game companies to “return” stolen virtual property.

Qianxiang Wangjing possesses Online Culture Operating Permits with a business scope encompassing the “issuance of virtual currency.” It also undertakes filing formalities with the Ministry of Culture prior to the issuance of virtual currency and conducts its business in compliance with the PRC law.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the SAIC, although there is no PRC law or regulation at the national level that specifically regulates the online advertising business. Prior to November 30, 2004, in order to conduct any advertising business, an enterprise was required to hold an operating license for advertising in addition to a relevant business license. On November 30, 2004, the SAIC issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, granting a general exemption to this requirement for most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations). Because Qianxiang Tiancheng, Qianxiang Wangjing and Beijing Nuomi qualify for the exemption noted above, they are not required to hold an advertising operation license.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the SAIC and the Ministry of Commerce on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have previously had direct advertising operations as its main business outside of China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. In practice, the foreign investor is deemed compliant with the “main business” requirement if it derives more than 50% of its revenues from advertising business within the past two or three years, as applicable. Since we have not been involved in the advertising industry outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business through consolidated affiliated entities in China, namely Qianxiang Tiancheng, Qianxiang Wangjing and Beijing Nuomi.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may order the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties. To comply with these laws and regulations, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Under PRC law, the advertising agencies are liable for all damages to us caused by their breach of such representations. Prior to website posting, our account execution personnel are required to review all advertising materials, including video commercials, flashes and pictures to ensure there is no violent, pornographic or any other improper content, and will request the advertiser to provide government approval if the advertisement is subject to special government review.

On July 8, 2004, the State Food and Drug Administration promulgated the Administration Measures on Internet Drug Information Services, which require that internet operators providing drug information services shall be approved by the competent food and drug administration, and drug advertisements shall be examined and approved by the competent food and drug administration as well. Qianxiang Wangjing obtained a permit from the Beijing Drug Administration on May 20, 2010. Before obtaining these permits, there were a small number of advertisements for non-prescription drugs shown on our website, which may not have been in compliance with the Administration Measures on Internet Drug Information Services and may subject us to administrative warnings, termination of any internet drug advertisements on our website and other penalties which are not clearly defined in the measures, although we have not been sanctioned by the relevant governmental authorities in the past. We are now qualified to post approved non-prescription drug advertisements on our website pursuant to the drug information permit, and we believe the risk of any penalties being imposed as a result of our past conduct is low.

On January 3, 2001, the Ministry of Health promulgated the Measures on the Administration of Internet Medical Care Information Services, or the Internet Medical Information Measures. The Internet Medical Information Measures require an ICP operator to obtain the approval from the Ministry of Health or its provincial counterpart for the provision of internet medical care information services. On May 1, 2009, the Ministry of Health promulgated the revised Internet Medical Information Measures, which became effective on July 1, 2009. The revised Internet Medical Information Measures require an ICP operator engaging in the provision of medical and health information to internet users (which, among others, includes the provision of such information through the health channel on the operator’s website) to obtain a permit from the relevant provincial counterpart of the Ministry of Health. We are in the process of applying for an approval from the Beijing Municipal Health Bureau for the provision of internet medical care information services.

Regulations on Online Music

On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of Internet Music, or the Suggestions, which became effective on that date. The Suggestions, among other things, reiterate the requirement for an internet service provider to obtain an internet culture business permit to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions stipulating whether or how music videos will be regulated by the Suggestions.

On August 18, 2009, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the Ministry of Culture. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

With respect to the above, we have obtained relevant licenses from third parties and provide online music to our users through our SNS website. Qianxiang Wangjing has been granted an Online Culture Operating Permit, the scope of which covers online games and online music operations. We are also assisting these entities with the filings and/or approvals required by Ministry of Culture regulations. If any music provided through our website is found to be in violation of the filings and/or approvals required, we could be requested to cease providing such music or be subject to penalties from the Ministry of Culture or its local branches.

Regulations on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. The A/V Broadcasting Rules apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via televisions, mobile phones and the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above business.

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the Ministry of Culture and the General Administration of Press and Publication to adopt detailed implementation rules according to these decisions.

On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the Application Procedure for Audio/Video Program Transmission License.

We do not provide any direct online video service or produce, disseminate or distribute video programs. However, we do allow our users to share on our sites user generated content that our users have uploaded on other online video sites as well as other third party content on such sites. No online video-related PRC regulations have clearly specified whether this type of practice would be subject to any licensing or permit requirements. If so, we may need to apply for a permit or license in the future. In addition, there is a risk that third parties may initiate intellectual property infringement claims for the videos shared on our platform.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the major international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Patent. The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

We have obtained one patent granted by the State Intellectual Property Office.

Copyright. The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

To address copyright issues relating to the internet, the PRC Supreme People’s Court on December 19, 2000 adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, or the Interpretations, which were subsequently amended on January 2, 2004 and November 22, 2006. The Interpretations establish joint liability for ICP operators if they participate in, assist in or incite infringing activities or fail to remove infringing content from their websites after knowing of the infringement of copyrights by internet users or receiving notice from the rights holder. In addition, ICP operators shall be liable for knowingly uploading, disseminating or providing any measures, facilities or materials intended to bypass circumvention technologies designed to protect copyrights. Upon request, the ICP operators must provide the rights holder with registration information of the alleged violator, provided that such rights holder has produced relevant identification, copyright certificate and evidence of infringement. A court shall not uphold the alleged infringer’s claim against an ICP operator for breach of contract if the ICP operator removes the alleged infringing content after receiving the rights holder’s notice accompanied with proper evidence.

To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.

This measure applies to situations where an ICP operator (i) allows another person to post or store any works, recordings or audio or video programs on the websites operated by such ICP operator, or (ii) provides links to, or search results for, the works, recordings or audio or video programs posted or transmitted by such person, without editing, revising or selecting the content of such material. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP operator could be subject to administrative penalties, including: cessation of infringement activities; confiscation by the authorities of all income derived from the infringing activities; and payment of a fine of up to three times the unlawful income or, in cases where the amount of unlawful income cannot be determined, a fine of up to RMB100,000. An ICP operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days. Failure to comply with this requirement could result in an administrative warning and a fine of up to RMB30,000.

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Networks, which became effective on July 1, 2006. Under this regulation, with respect to any information storage space, search or link services provided by an internet service provider, if the legitimate right owner believes that the works, performance or audio or video recordings pertaining to that service infringe his or her rights of communication, the right owner may give the internet service provider a written notice containing the relevant information along with preliminary materials proving that an infringement has occurred, and requesting that the internet service provider delete, or disconnect the links to, such works or recordings. The right owner will be responsible for the truthfulness of the content of the notice.

Upon receipt of the notice, the internet service provider must delete or disconnect the links to the infringing content immediately and forward the notice to the user that provided the infringing works or recordings. If the written notice cannot be sent to the user due to the unknown IP address, the contents of the notice shall be publicized via information networks. If the user believes that the subject works or recordings have not infringed others’ rights, the user may submit to the internet service provider a written explanation with preliminary materials proving non-infringement, and a request for the restoration of the deleted works or recordings. The internet service provider should then immediately restore the deleted or disconnected content and forward the user’s written statement to the right owner.

An internet service provider that provides information storage space to users through which users may provide works, performance or audio or video recordings to the public will be exempted from liability for compensation to rights owners where the following conditions apply (i) the internet service provider has clearly indicated that the information storage space is provided to users, and published the name, contact person and IP address of the network service provider; (ii) it has not altered the works or recordings provided by users; (iii) it did not know, or could not reasonably have been expected to know, that the content provided by users infringed other’s rights; (iv) it has not received any direct financial gain from the users’ provision of the content; and (v) it deletes the allegedly infringing content upon receiving written notice from the rights owners. An internet service provider that provides users with search or link services will be exempted from liability for compensation to rights owners if the internet service provider promptly disconnects the link to the infringing content after receiving the rights owner’s notice. This exemption is not valid however if the internet service provider knew or should know that the linked content infringed another’s rights; in that case, it will be jointly liable with the user who provided the content.

Since 2005, the National Copyright Administration, or the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on internet copyright infringement and piracy in China, which normally last for three to four months every year. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the Ministry of Public Security and MIIT on July 19, 2010, one of the main targets, among others, of the 2010 campaign is internet audio and video programs. Since the 2010 campaign commenced in late July, the local branches of the NCA have been focusing on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through e-commerce platforms, providing search links, information storage, web hosting or internet access services for third parties engaging in copyright infringement or piracy and the infringement by use of mobile media. In serious cases, the operating permits of the websites engaging in illegal activities may be revoked, and such websites may be ordered to shut down.

We have adopted measures to mitigate copyright infringement risks. For example, our policy is to remove links to web pages if we know these web pages contain materials that infringe third-party rights or if we are notified by the legitimate copyright holder of the infringement with proper evidence.

On December 26, 2009, the Standing Committee of the National People’s Congress adopted the Torts Liability Law, which became effective on July 1, 2010. Under this new law, both internet users and internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an internet user utilizes internet services to commit a tortious act, the party whose rights are infringed may request the internet service provider to take measures, such as removing or blocking the content, or disabling the links thereto, to prevent or stop the infringement. If the internet service provider does not take necessary measures after receiving such notice, it shall be jointly liable for any further damages suffered by the rights holder. Furthermore, if an internet service provider fails to take necessary measures when it knows that an internet user utilizes its internet services to infringe the lawful rights and interests of other parties, it shall be jointly liable with the internet user for damages resulting from the infringement.

On October 27, 2000, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. On March 1, 2009, the MIIT issued amended Software Measures, which became effective on April 10, 2009. The Software Measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the National Copyright Administration of the PRC issued Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

In compliance with, and in order to take advantage of, the above rules, we have registered 25 computer software copyrights.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years for registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “ renren” is a registered trademark in China. We have also applied to register additional trademarks and logos, including a new version of “ renren”, “ ”, “ ”, “ ” and “ ”, with the Trademark Office.

Domain Names. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including renren.com, nuomi.com, xiaonei.com, jingwei.com and chewen.com.

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the New EIT Law. The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the Old EIT Law and regulations. Under the New EIT Law and the

Transition Preferential Policy Circular, qualified enterprises established before March 16, 2007 that already enjoyed preferential tax treatment will continue to enjoy it (i) in the case of preferential tax rates, for a maximum of five years starting from January 1, 2008, and during the five-year period, the tax rate will gradually increase from their current preferential tax rate to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. For enterprises that are not profitable enough to enjoy the preferential tax exemption or reduction referred to in (ii) above, the preferential duration shall commence from 2008.

Prior to the effectiveness of the New EIT Law on January 1, 2008, domestic companies were generally subject to enterprise income tax at a statutory rate of 33%.

On March 31, 2009, Qianxiang Wangjing, one of our consolidated affiliate entities, was qualified as a “software enterprise” by the Beijing Science and Technology Commission. According to such qualification, Qianxiang Wangjing is eligible for certain preferential tax treatment, including a two-year exemption and three-year 50% reduction on its annual enterprise income tax starting from the first year when it generates profits.

If the tax benefits Qianxiang Wangjing enjoys as a “software enterprise” are revoked prior to expiration of its term, and we are otherwise unable to qualify Qianxiang Wangjing for other income tax exemptions or reductions, our effective income tax rate will be adversely affected. In addition, we may have to pay additional taxes to make up any previously unpaid tax. See “Risk Factors—Risks Related to Doing Business in China—Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.”

Uncertainties exist with respect to how the New EIT Law applies to our tax residency status. Under the New EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” which means that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” Though the implementation rules of the New EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only constructive guidance for this definition currently available is set forth in Circular 82 issued by the SAT, which provides guidance on the determination of the tax residency status of Chinese-controlled offshore incorporated enterprises, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although we do not have a PRC enterprise or enterprise group as our primary controlling shareholder and are therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Circular 82 to evaluate the tax residency status of our legal entities organized outside the PRC.

According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in SAT Circular 82 are met:

•	the primary location of the day-to-day operational management is in the PRC;

•	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.

We do not believe that either Renren Inc. or its Cayman Islands subsidiary, CIAC, meets all of the conditions above. Each of Renren Inc. and CIAC is a company incorporated outside the PRC. As holding companies, these two entities’ key assets and records, including the resolutions of their respective boards of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that neither Renren Inc. nor CIAC should be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in the SAT Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

Although we believe we are not a PRC resident enterprise for enterprise income tax purposes, substantial uncertainty exists. In the event that our company or our Cayman Islands subsidiary is considered to be a PRC resident enterprise, (1) our company or our Cayman Islands subsidiary would be subject to PRC enterprise income tax at the rate of 25% on worldwide income; and (2) dividend income that our company receives from our PRC subsidiary, however, would be exempt from the PRC withholding tax since such income is exempted under the New EIT Law for PRC resident enterprise recipients. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations.”

Under SAT Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the PRC competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective as of January 1, 2008. There is uncertainty as to the application of SAT Circular 698. SAT Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the New EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

PRC Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities. In addition, WVAS business is subject to 3.3% business tax and surcharges pursuant to applicable PRC tax regulations.

Cultural Development Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (i) which are generated from providing advertising services and (ii) which are also subject to the business tax.

Dividends Withholding Tax

Under the Old EIT Law effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by Qianxiang Shiji, our PRC subsidiary would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiary located in the PRC. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Qianxiang Shiji are subject to withholding tax at a rate of 10%.

As uncertainties remain regarding the interpretation and implementation of the New EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations.”

Regulations on Foreign Exchange

Foreign exchange activities in China are primarily governed by the following regulations:

•	Foreign Currency Administration Rules (2008), or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of the relevant approval authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterpart.

In utilizing the proceeds we expect to receive from this offering in the manner described in “Use of Proceeds,” as an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiary or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts;

•

loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches; and

•

loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142. Pursuant to SAFE Circular No. 142, RMB resulting from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and cannot be used for domestic equity investment, unless it is otherwise approved. Documents certifying the purposes of the settlement of foreign currency capital into RMB, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, the SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without the SAFE’s approval, and such RMB capital may not be used to repay RMB loans if such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary fines or penalties. We expect that if we convert the net proceeds from this offering into RMB pursuant to SAFE Circular 142, our use of RMB funds will be within the approved business scope of our PRC subsidiary. Such business scope includes “technical services” which we believe permits our PRC subsidiary to purchase or lease servers and other equipment and to provide operational support to our consolidated affiliated entities. However, we may not be able to use such RMB funds to make equity investments in the PRC through our PRC subsidiary. There are no costs associated with applying for registration or approval of loans or capital contributions with or from relevant PRC governmental authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we expect to receive from this offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business. See “Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

•	the Companies Law (2005);

•	the Wholly Foreign-Owned Enterprise Law (2000); and

•	the Wholly Foreign-Owned Enterprise Law Implementing Rules (2001).

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned enterprises are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned enterprises, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

As of December 31, 2010, the registered capital of our wholly foreign-owned subsidiary Qianxiang Shiji was US$27,150,000. Qianxiang Shiji has not made any profits to date, and thus are not subject to the statutory reserve fund requirement. Qianxiang Shiji has not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2010, our PRC subsidiary had accumulated deficits of approximately US$25.8 million in accordance with PRC accounting standards and regulations.

Regulations on Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC or non-PRC citizen primarily residing in the PRC due to his or her economic ties to the PRC, who is referred to as a PRC resident in SAFE Circular No. 75, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into an special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of SAFE; and (iii) when the special purpose company undergoes a material event outside of China not involving inbound investments, such as change in share capital, creation of any security interests on its assets or merger or division, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of special purpose companies established before November 1, 2005 were required to register with the local branch of SAFE before March 31, 2006.

Under SAFE Circular No. 75, failure to comply with the registration procedures above may result in penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the overseas special purpose company.

To further clarify the implementation of SAFE Circular No. 75, SAFE issued Circular No. 106 on May 29, 2007. Under Circular No. 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of foreign exchange registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local branch of SAFE. If the PRC subsidiaries of the offshore parent company do not report to the local branch of SAFE, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above foreign exchange registration requirements could result in liabilities for such PRC subsidiaries under PRC laws for evasion of foreign exchange restrictions, including (i) requirements by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at such PRC subsidiaries who are held directly liable for the violations may be subject to administrative sanctions.

We have made due inquiries with the competent local branch of SAFE regarding the applicability of the above foreign exchange registration requirements to our founder and our PRC resident shareholders. However, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-

border transactions, will be interpreted, amended or implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations on Employee Stock Options Plans

In December 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company. On March 28, 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Listed Companies, or the Stock Option Rules. The purpose of the Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and share option plans of overseas listed companies.

According to the Stock Option Rules, if a PRC domestic individual participates in any employee stock ownership plan or share option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises, as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Concurrent with the filing of such application with SAFE or its local counterpart, the PRC domestic qualified agent or the PRC subsidiary shall obtain approval from SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by SAFE or its local counterpart. The PRC domestic qualified agent or the PRC subsidiary is also required to obtain approval from SAFE or its local counterpart to open an overseas special foreign exchange account at an overseas trust bank with custody qualifications to hold overseas funds used in connection with any shares purchase.

Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementing rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

Many issues with respect to the Stock Option Rules require further interpretation. We and our PRC employees who have participated in an employee stock ownership plan or share option plan will be subject to the Stock Option Rules when our company becomes an overseas listed company. If we or our PRC employees fail to comply with the Stock Option Rules, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contribution to our PRC subsidiary.

In addition, the SAT has issued circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. See “Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

To comply with these laws and regulations, we have caused all of our full-time employees to enter into labor contracts and provide our employees with the proper welfare and employment benefits. If we are made subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected. See “Risk Factors—Risks Related to Doing Business in China—The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.”

Regulations on Overseas Listing

In August 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, as amended on June 22, 2009. This rule requires that, if an overseas company established or controlled by PRC domestic companies or citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC domestic companies or citizens, such acquisition must be submitted to the Ministry of Commerce, rather than local regulators, for approval. In addition, this regulation requires that an overseas company controlled directly or indirectly by PRC companies or citizens and holding equity interests of PRC domestic companies needs to obtain the approval of the CSRC prior to listing its securities on an overseas stock exchange.

While the application of the M&A Rule remains unclear, based on their understanding of current PRC laws, regulations, and additional procedures announced on September 21, 2006, our PRC counsel, TransAsia Lawyers, has advised us that:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

•

given that Qianxiang Shiji and Qianxiang Tiancheng were incorporated before September 8, 2006, the effective date of this regulation, and that no provision in this regulation clearly classified contractual arrangements as a type of transaction subject to its regulation, we are not required to submit an application to the CSRC for its approval of the listing and trading of our ADSs on the NYSE.

If, conversely, it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, delays or restrictions on the repatriation into the PRC of the proceeds from this offering, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.”

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Risk Factors—Risks Related to Doing Business in China—Recently enacted regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Joseph Chen	41	Chairman, Chief Executive Officer
James Jian Liu	38	Director, Chief Operating Officer
Katsumasa Niki	43	Director
David K. Chao	44	Independent Director
Matthew Nimetz	71	Independent Director
Ruigang Li	41	Independent Director Appointee(1)
Derek Palaschuk	47	Independent Director Appointee(1)
Hui Huang	38	Chief Financial Officer
Alvin Chiang	40	Chief Marketing Officer
Chuan He	31	Senior Vice President of Games
Derek Boyang Shen	37	Vice President of Nuomi

(1)	Ruigang Li and Derek Palaschuk will become our independent directors upon the declaration of effectiveness of the registration statement of which this prospectus forms a part.

Joseph Chen is the founder of our company. Mr. Chen has served as the chairman of our board of directors and chief executive officer of our company since our inception. Mr. Chen is a pioneer of China’s internet industry. Before founding our company, Mr. Chen was the co-founder, chairman and chief executive officer of ChinaRen.com, a first-generation SNS in China and one of China’s most visited websites in 1999. He served as senior vice president of Sohu.com after ChinaRen.com was acquired by Sohu in 2000. Mr. Chen holds a bachelor’s degree in physics from the University of Delaware, a master’s degree in engineering from the Massachusetts Institute of Technology, and a M.B.A. degree from Stanford University.

James Jian Liu has served as our director since January 2008 and chief operating officer since February 2006. Before joining our company, he was the co-founder and chief executive officer of UUMe.com, one of the earliest social networking service websites in China. He served as product management director at Fortinet in its early years and held a senior product manager role at Siebel Systems. Mr. Liu started his career as a management consultant with the Boston Consulting Group in China. Mr. Liu holds a bachelor’s degree in computer science from Shanghai Jiao Tong University and a M.B.A. degree from Stanford University, where he was an Arjay Miller Scholar.

Katsumasa Niki has served as a director of our company since January 2011. Mr. Niki serves as group manager of the finance department of SOFTBANK CORP. where he is in charge of investment activities, and as director of several subsidiaries of SOFTBANK CORP. Mr. Niki is a director of SB Pan Pacific Corporation, a wholly owned subsidiary of SOFTBANK CORP. and one of our major shareholders. Mr. Niki holds a bachelor’s degree in economics from Kobe University and an M.B.A. degree in finance from Chuo Graduate School of Accounting. Mr. Niki was nominated to be our director by SOFTBANK CORP. pursuant to an investors’ rights agreement and voting agreement we entered into with our shareholders.

David K. Chao has served as a director of our company since March 2006. Mr. Chao is a co-founder and general partner of DCM, an early stage technology venture capital firm that manages over US$2 billion of fund assets. Prior to joining DCM, Mr. Chao was a co-founder of Japan Communications, Inc., a public company that provides mobile data and voice communications services in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was an account executive for Recruit Co., Ltd. Mr. Chao currently serves on the boards of directors of 51job, Inc. and numerous DCM portfolio companies. He serves on the advisory board of Legend Capital and is a trustee at the Thacher School. Mr. Chao received a bachelor’s degree in economics and East Asian studies with high honors from Brown University and a M.B.A. degree from Stanford University. Mr. Chao was nominated to be our director by DCM pursuant to an investors’ rights agreement and voting agreement we entered into with our shareholders.

Matthew Nimetz has served as a director of our company since December 2008. Mr. Nimetz currently serves as a managing director and the chief operating officer of General Atlantic, a leading global growth equity firm. Prior to joining General Atlantic in 2000, Mr. Nimetz was a partner (and former chair) of the law firm of Paul, Weiss, Rifkind, Wharton & Garrison in New York City, where he concentrated on corporate and international law from December 1980 through January 2000. He previously practiced law as a partner at Simpson Thacher & Bartlett between 1969 and 1977. Mr. Nimetz served as Under Secretary of State for Security Assistance, Science and Technology from February through December 1980 and as Counselor of the Department of State from 1977 to 1980. His previous federal government positions include service as a Staff Assistant to President Lyndon Johnson from July 1967 to January 1969; and as a law clerk to Justice John M. Harlan of the Supreme Court of the United States from 1965 to 1967. In addition, Mr. Nimetz served as a Commissioner of the Port Authority of New York and New Jersey from 1975 to 1977, and as Chairman of the United Nations Development Corporation (a New York City public corporation) as an appointee of Mayors Koch and Dinkins from 1986 to 1994. He served in 1974 as executive director of New York Governor-elect Hugh Carey’s transition. Mr. Nimetz received degrees from Williams College and Harvard Law School where he was president of the Harvard Law Review. He also received a master’s degree from Balliol College, Oxford University, where he was a Rhodes Scholar. Mr. Nimetz was nominated to be our director by General Atlantic pursuant to an investors’ rights agreement and voting agreement we entered into with our shareholders.

Mr. Ruigang Li will serve as our independent director upon the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. Mr. Li has served as the president of Shanghai Media Group since 2002. He has served as the chairman of the board of directors of China Media Capital since 2009, of which Shanghai Media Group is one of the principal founding partners. Mr. Li has also served as a non-executive director of WPP plc, a NASDAQ and London Stock Exchange-listed company, since 2010. Mr. Li holds a master’s degree in journalism from Fudan University in China, and was a visiting scholar at Columbia University from 2001 to 2002.

Mr. Derek Palaschuk will serve as our independent director upon the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. Mr. Palaschuk has served as the chief financial officer of Longtop Financial Technologies Limited, a China-based NYSE-listed company, since September 2006. Prior to this, Mr. Palaschuk served as chief financial officer of eLong Inc., a China-based NASDAQ-listed company, from April 2004 to July 2006. Prior to joining eLong Inc., Mr. Palaschuk worked at Sohu.com, a China-based NASDAQ-listed company, from July 2000 to March 2004 in various financial positions including chief financial officer. Mr. Palaschuk also worked as an audit manager with PricewaterhouseCoopers in Hong Kong and Beijing. Mr. Palaschuk holds a bachelor’s degree in accounting from the University of Saskatchewan and an LLB degree from the University of British Columbia in Canada. He is also a Canadian Chartered Accountant.

Hui Huang has served as the chief financial officer of our company since March 2010. From 2007 to February 2010, Ms. Huang was the chief financial officer of Cathay Industrial Biotech Ltd. From 2003 to 2007, she was an executive director and Shanghai chief representative of Johnson Electric Capital Limited. From 2000 to 2003, she was an associate of Goldman Sachs (Asia) L.L.C. in its principal investment area and executive office. From 1994 to 1998, she was an associate with the Boston Consulting Group. Ms. Huang received a bachelor’s degree in industrial foreign trade from Shanghai Jiaotong University in 1994, and received a M.B.A. degree from the Wharton School of the University of Pennsylvania in 2000.

Alvin Chiang has served as our company’s chief marketing officer in charge of our sales and marketing since December 2008. Prior to joining our company in November 2008, Mr. Chiang served as vice president of

Alibaba Group from 2007 to 2008, vice president of sales at NetEase from 2004 to 2007. Prior to that, he served at various positions at Yahoo Inc. in Taiwan from 2000 to 2004. Prior to that, he worked at Acer Internet Service and an advertising agency in Taiwan. Mr. Chiang received a bachelor’s degree in management science from National Chiao Tung University in 1992.

Chuan He is a senior vice president of our company in charge of our games business. Prior to joining our company in 2005, he worked at Tsinghua Unisplendor Corporation. Mr. He received a Ph.D. degree in computer science from Tsinghua University in 2006.

Derek Boyang Shen has served as vice president of our company in charge of nuomi.com since March 2010. Prior to joining our company, Mr. Shen served at various positions of Google Inc. from 2005 to 2010, including, among others, software engineer, engineer manager, strategic partner development and head of China business development. Mr. Shen received a bachelor’s degree in environmental chemistry as well as management from Nankai University in 1996, and received a master’s degree in computer science from the University of California, Los Angeles in 2000.

Board of Directors

Our board of directors currently consists of five directors and will consist of seven directors upon the effectiveness of the registration statement of which this prospectus is a part. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of employment. As long as SB Pan Pacific Corporation and its affiliates continue to collectively hold over 50% of the number of our shares held by them as of the date of this prospectus, they have the right to appoint one director to serve on our board of directors. Our director, Katsumasa Niki, was appointed by SB Pan Pacific Corporation.

Committees of the Board of Directors

Upon the completion of this offering, we will establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We will adopt a charter for each of these committees. Each committee’s members and functions will be as follows.

Audit Committee. Our audit committee will consist of Messrs. Derek Palaschuk, Matthew Nimetz and Katsumasa Niki. Mr. Palaschuk is the chairman of our audit committee. Mr. Palaschuk and Mr. Nimetz satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee. Our compensation committee will consist of Messrs. Matthew Nimetz and David Chao. Mr. Nimetz will be the chairman of our compensation committee. Mr. Nimetz and Mr. Chao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer will be prohibited from attending any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee will consist of Messrs. David Chao, Katsumasa Niki and Ruigang Li, and will be chaired by Mr. Chao. Mr. Chao and Mr. Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Cayman Islands law does not prescribe by statute the specific duties of directors of Cayman Islands companies and therefore the duties of directors are dictated by common law. Our directors have certain duties of care, diligence and skill as well as a fiduciary duty to act honestly and in good faith in the best interests of our company. Our directors are not required to exhibit in the performance of their duties a greater degree of skill than may reasonably be expected from persons of their knowledge and experience. Our directors must exercise reasonable care and diligence but will not be liable for errors of judgment and therefore they may rely upon opinions and advice of outsiders but must still exercise their business judgment based upon such advice. The fiduciary relationship of our directors is with our company and our directors therefore do not usually owe a fiduciary duty to an individual shareholder, and instead, they owe a fiduciary duty to our shareholders as a whole.

In addition, our directors have a duty to act in good faith, which means they must act bona fide in the interests of our company. Our directors must also use their powers for a proper purpose. If our directors take actions which are within their powers but for purposes other than those for which such powers were conferred, they may be personally liable. Our directors are also required not to put themselves into a position where there is a conflict, actual or potential, between their personal interests and their duties to our company or between their duty to our company and a duty owed to another person. Finally, our directors cannot validly contract, either with one another or with third parties, as to how they shall vote at future meetings of directors. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause by a one-month prior written notice. An executive officer may terminate his or her employment with us by a one-month prior written notice for certain reasons, in which case the executive officer is entitled to the same severance benefits as in the situation of termination by us without cause.

Our executive officers have also agreed not to engage in any activities that compete with us, or to directly or indirect solicit the services of our employees, for a period of one year after termination of employment. Each executive officer has agreed to hold in strict confidence any confidential information or trade secrets of our company. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material corporate and business policies and procedures of our company.

Compensation of Directors and Executive Officers

For the year ended December 31, 2010, we paid an aggregate of approximately RMB2.1 million (US$0.3 million) in cash to our executive officers, and we did not pay any such compensation to our non-executive directors. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In 2010, our PRC subsidiary accrued in aggregate RMB0.2 million (US$32,380) worth of such benefits for our executive officers.

Equity Incentive Plans

Since February 27, 2006, we have adopted four equity incentive plans to motivate, retain and attract the best personnel and promote the success of our business. Specifically, we adopted the 2006 Equity Incentive Plan, or the 2006 Plan, on February 27, 2006; the 2008 Equity Incentive Plan, or the 2008 Plan, on January 31, 2008; the 2009 Equity Incentive Plan, or the 2009 Plan, on October 15, 2009; and the 2011 Share Incentive Plan, or the 2011 Plan, on April 14, 2011. We refer to these four incentive plans collectively as the Plans. Our board of directors authorized the issuance and reservation of up to 97,430,220 ordinary shares under the 2006 Plan, 30,529,630 ordinary shares under the 2008 Plan, 40,000,000 ordinary shares under the 2009 Plan, and 65,014,158 ordinary shares under the 2011 Plan. As of the date of this prospectus, options to purchase 17,894,030, 6,740,130, 23,703,130 and nil ordinary shares were outstanding under the 2006 Plan, 2008 Plan, 2009 Plan and 2011 Plan, respectively.

The following table summarizes the share options granted to certain of our directors, executive officers and other individuals under the Plans that were outstanding as of the date of this prospectus:

Name	Number of Ordinary Shares Underlying Outstanding Options(1)	Exercise Price (US$/Share)(1)	Grant Date	Expiration Date
Matthew Nimetz	440,000	1.2	January 4, 2011	January 3, 2021
Derek Boyang Shen	*	0.18	March 10, 2010	March 9, 2020
	*	1.2	January 4, 2011	January 3, 2021
Other individuals as a group	46,997,290	(2)	(2)	(3)

*	The aggregate beneficial ownership of our company held by the named option grantee is less than 1% of our total outstanding shares.
(1)	The number of share options granted and exercise prices in this table, including footnote 2, gives effect to the ten-for-one share split that became effective on March 25, 2011.
(2)	We granted share options to other individuals on the following dates and at the following exercise prices: (i) on March 2, 2006, 1,079,400 options with an exercise price of US$0.001 per share; (ii) on March 2, 2006, 10,204,000 options and on October 9, 2007, 800,000 options, each with an exercise price of US$0.08 per share; (iii) on March 2, 2006, 4,568,670 options and on October 21, 2010, 179,450 options, each with an exercise price of US$0.1 per share; (iv) on March 2, 2006, 18,276,960 options, on October 9, 2007, 21,712,000 options, on January 31, 2008, 13,419,500 options, on October 15, 2009, 15,564,000 options, on June 1, 2010, 490,000 options and on October 21, 2010, 11,180 options, each with an exercise price of US$0.18 per share; (v) on March 2, 2006, 1,043,880 options with an exercise price of US$0.2 per share; (vi) on October 9, 2007, 100,000 options with an exercise price of US$0.26 per share; (vii) on October 9, 2007, 300,000 options with an exercise price of US$0.28 per share; (viii) on October 9, 2007, 100,000 options with an exercise price of US$0.3 per share; (ix) on October 9, 2007, 925,000 options with an exercise price of US$0.35 per share; (x) on October 9, 2007, 220,000 options with an exercise price of US$0.38 per share; and (xi) on January 4, 2011, 11,128,500 options with an exercise price of US$1.2 per share. As of the date of this prospectus, 53,125,250 options had been forfeited, cancelled or exercised.
(3)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

Principal Terms of 2006, 2008 and 2009 Equity Incentive Plans

The principal terms of the 2006 Plan, the 2008 Plan and the 2009 Plan are substantially the same. The following paragraphs summarize the principal terms of these three plans and, unless otherwise specified below, the following summary applies to each of these plans.

Types of Awards and Exercise Prices. Three types of awards may be granted under the plans.

•

Incentive share options. Incentive share options are share options which satisfy the requirements of Section 422 of the Internal Revenue Code of 1986. The exercise price of an incentive share option must be at least equal to the fair market value of the shares on the date of grant. If an employee, officer or director owns or is deemed to own more than 10% of the combined voting power of all classes of shares and an incentive share option is granted to such person, the exercise price for such incentive share option shall be at least 110% of the fair market value of the shares on the date of grant.

•

Nonqualified share options. Nonqualified share options are share options which do not satisfy the requirements of Section 422 of the Internal Revenue Code of 1986. The exercise price of a nonqualified share option may be less than, equal to or greater than the fair market value of the shares on the date of grant.

•

Restricted share options. Restricted share options are options to purchases ordinary shares which are subject to certain restrictions or limitations set forth in the plans or in the related award agreement, and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us during a restricted period. The exercise price of restricted share options may be determined by the plan administrator in the award agreement.

Plan Administration. The plan administrator is our board of directors or a committee of two or more members of our board. The plan administrator designates the eligible optionees and determines the award type, award period, grant date, performance requirements and such other provisions and terms not inconsistent with the plans in each award agreement.

Award Agreement. Incentive share options, nonqualified share options or restricted share options granted under the plans are evidenced by an award agreement that sets forth the terms, provisions, limitations and performance requirements for each grant.

Eligibility. At the discretion of the board of directors, we may grant awards to employees, officers, directors, outside directors or consultants of our company.

Transfer Restriction. Subject to certain exceptions, awards for incentive share options, nonqualified share options and restricted share options may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered by the award holders.

Term of Awards. Unless otherwise provided in the award agreement by the plan administrator, each option shall expire after ten years from the grant date. If an employee, officer or director owns or is deemed to own more than 10% of the combined voting power of all classes of shares and an incentive share option is granted to such person, such incentive share option shall expire after five years from the grant date.

Vesting Schedule. The plan administrator may determine the vesting schedule and may provide additional vesting conditions in the award agreement to each optionee.

Amendment and Termination. Our board of directors may at any time by resolutions amend the plans, subject to certain exceptions. Unless earlier terminated by the board or directors, the 2006 Plan will terminate on September 15, 2013, the 2008 Plan will terminate on September 15, 2013, and the 2009 Plan will terminate on December 31, 2019.

Principal Terms of the 2011 Share Incentive Plan

The following paragraphs describe the principal terms of our 2011 Share Incentive Plan:

Types of Awards and Exercise Prices. The plan permits the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units as deemed appropriate by the plan administrator.

•

Options. Options provide for the right to purchase a specified number of our Class A ordinary shares at a specified price and usually will become exercisable in the discretion of the plan administrator in one or more installments after the grant date. Options include incentive share options, which are share options which satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, and non-qualified share options, which do not satisfy these requirements. The exercise price of an option shall be determined by the plan administrator and set forth in the award agreement.

•

Restricted Share. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions or limitations set forth in the plan or in the related award agreement. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us during a restricted period. The exercise price of restricted share options may be determined by the plan administrator in the award agreement.

•

Restricted Share Units. Restricted share units represent the right to receive our Class A ordinary shares at a specified date in the future. On the maturity date specified by the plan administrator, we will transfer to the participant one unrestricted, fully transferable share for each restricted share unit.

Plan Administration. The plan will be administered by the board of directors or the compensation committee of the board, or a committee of one or more directors to whom the board or the compensation committee shall delegate the authority to grant or amend awards to participants other than senior executives. The plan administrator shall consist of at least two individuals, each of whom qualifies as an independent director. With respect to the awards granted to independent directors, the plan administrator shall be the board of directors. The plan administrator will determine the terms and conditions of each award grant.

Awards and Award Agreement. Awards granted under our plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to our employees, directors and consultants, as determined by our plan administrator.

Term of the Awards. The term of each award grant shall be determined by our plan administrator, provided that the term shall not exceed ten years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.

Transfer Restrictions. Except as otherwise provided by our plan administrator, an award may not be transferred or otherwise disposed of by a participant other than by will or the laws of descent and distribution. Our plan administrator by express provision in the award or an amendment may permit an award (other than an incentive share option) to be transferred to or exercised by certain persons related to the participant.

Amendment and Termination of the Plan. With the approval of our board, our plan administrator may at any time amend, modify or terminate the plan, subject to certain exceptions.

PRINCIPAL AND SELLING SHAREHOLDERS

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus as adjusted to reflect the sale of the ADSs in this offering by:

•	each of our directors, including independent director appointees, and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder.

The calculations in the table below are based on 1,023,521,970 ordinary shares (on an as-converted basis) outstanding as of the date of this prospectus, and 779,829,653 Class A ordinary shares and 405,388,450 Class B ordinary shares outstanding immediately after the completion of this offering, assuming (i) the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (ii) we will issue and sell a total of 33,000,000 Class A ordinary shares to a group of unrelated third-party investors through the concurrent private placements, which number of shares has been calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus.

Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and includes voting or investment power with respect to our ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned immediately prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned after This Offering
	number	%(2)	number	%	number	%(1)(2)	% of Voting Power(1)(3)
Directors and Executive Officers:
Joseph Chen(4)(6)	283,288,390	27.7%	13,029,420	1.3%	270,258,970	22.8%	55.9%
James Jian Liu(5)(6)	34,065,110	3.3%	2,700,000	0.3%	31,365,110	2.6%	0.6%
Katsumasa Niki(7)	—	—	—	—	—	—	—
David K. Chao(8)	89,869,877	8.8%	—	—	89,869,877	7.6%	1.9%
Matthew Nimetz(9)	54,024,903	5.3%	—	—	40,518,677	3.4%	0.8%
Ruigang Li(10)	—	—	—	—	—	—	—
Derek Palaschuk(11)	*	*	—	—	*	*	*
Hui Huang(12)	*	*	—	—	*	*	*
Alvin Chiang(12)	*	*	—	—	*	*	*
Chuan He(12)	*	*	—	—	*	*	*
Derek Boyang Shen(12)	*	*	—	—	*	*	*
All directors and executive officers as a group(13)	471,467,570	46.1%	15,729,420	1.5%	442,231,924	37.3%	59.5%

Principal and Selling Shareholders:
SB Pan Pacific Corporation(14)	405,388,451	39.6%	—	—	405,388,451	34.2%	33.5%
Joseph Chen(4)(6)	283,288,390	27.7%	13,029,420	1.3%	270,258,970	22.8%	55.9%
DCM(15)	87,929,877	8.6%	—	—	87,929,877	7.4%	1.8%
Investment entities affiliated with GA LLC(16)	54,024,903	5.3%	13,506,226	1.3%	40,518,677	3.4%	0.8%
James Jian Liu(5)(6)	34,065,110	3.3%	2,700,000	0.3%	31,365,110	2.6%	0.6%
John Fee(17)	12,542,840	1.2%	62,714	0.0%	12,480,126	1.1%	0.3%
Joho Capital(18)	11,190,850	1.1%	559,543	0.1%	10,631,307	0.9%	0.2%
Yung Fang Hsu(19)	3,971,420	0.4%	35,000	0.0%	3,936,420	0.3%	0.1%
Po Yee Auyeung(20)	2,857,140	0.3%	100,000	0.0%	2,757,140	0.2%	0.1%
Yes Holdings Group Limited(21)	2,000,000	0.2%	415,799	0.0%	1,584,201	0.1%	0.0%
Xueping Zhou(22)	1,617,590	0.2%	80,880	0.0%	1,536,710	0.1%	0.0%
Zihang Limited(23)	1,600,000	0.2%	80,000	0.0%	1,520,000	0.1%	0.0%
Ben Chow(24)	685,700	0.1%	34,285	0.0%	651,415	0.1%	0.0%

*	Less than 1% of our total outstanding shares.
(1)	Assumes that the underwriters do not exercise their option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the front cover page of this prospectus.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days after the date of this prospectus. The total number of ordinary shares outstanding on an as-converted basis as of the date of this prospectus is 1,023,521,970. The total number of shares outstanding after the completion of this offering will be 1,185,218,103.
(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power with respect to all of our Class A and Class B ordinary shares as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per share and each holder of Class A ordinary shares is entitled to one vote per share held by our shareholders on all matters submitted to them for a vote. Subject to certain exceptions, our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.
(4)	Represents 187,015,390 ordinary shares, and 96,273,000 ordinary shares issuable upon the conversion of 25,571,420 series A preferred shares and 70,701,580 series B preferred shares held by Mr. Joseph Chen. The business address of Mr. Chen is 23F, Jing An Center, North Third Ring East Road, Chao Yang District, Beijing, 100028, People’s Republic of China.
(5)	Represents 34,065,110 ordinary shares held by Mr. James Jian Liu. The business address of Mr. Liu is 23F, Jing An Center, North Third Ring East Road, Chao Yang District, Beijing, 100028, People’s Republic of China.
(6)	Mr. Joseph Chen and Mr. James Jian Liu have taken interest-bearing loans in an aggregate amount of US$44 million from Benchmark Holdings Inc., a Bahamian company, or Benchmark. Benchmark is an unrelated third party to our company. Until the loans were extended to Mr. Chen and Mr. Liu, Benchmark was also an unrelated third party to Mr. Chen and Mr. Liu. Mr. Chen and Mr. Liu used the entire proceeds of these loans to repay their outstanding personal loans to us on April 14, 2011. To secure their repayment obligations to Benchmark, Mr. Chen and Mr. Liu pledged 17,311,476 and 11,540,982 ordinary shares, respectively, of our company held by them to Benchmark. Benchmark has indicated its intention to Mr. Chen and Mr. Liu to subscribe for US$40 million of our ADSs in this offering. In the event that Benchmark is unable to acquire $40 million of our ADSs in this offering, Mr. Chen and Mr. Liu have agreed to sell their own ordinary shares to Benchmark at the price per share in this offering for a total amount equal the difference between US$40 million and the value of our ADSs that Benchmark acquires in this offering, if any. Neither the underwriters nor we have any obligation to sell our ADSs to Benchmark as part of this offering or otherwise.
(7)	The business address of Mr. Niki is c/o SOFTBANK CORP., 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo, 105-7303, Japan.
(8)	Represents (i) 1,940,000 ordinary shares held by Mr. David K. Chao; and (ii) 17,373,630 ordinary shares, and 70,556,247 ordinary shares issuable upon the conversion of 22,500,000 series A preferred shares and 49,282,670 series C preferred shares held by DCM, whose general partner is DCM Investment Management III, L.L.C. The managing members of DCM Investment Management III, L.L.C. are David K. Chao, Dixon R. Doll and Peter W. Moran. The business address of Mr. Chao is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.
(9)	Represents 54,024,903 ordinary shares issuable upon the conversion of 55,403,650 series C preferred shares held by the GA Group as described in footnote 13 below. The business address of Mr. Nimetz is Three Pickwick Plaza, Greenwich, Connecticut 06830.
(10)	The business address of Mr. Li is 298 Weihai Road, Shanghai, 200041, the People’s Republic of China.
(11)	The business address of Mr. Palaschuk is No. 61 Wanghai Road, Xiamen Software Park, Xiamen, Fujian Province, the People’s Republic of China.
(12)	The business address of this individual is 23/F, Jing An Center, 8 North Third Ring Road East, Beijing, 100028, the People’s Republic of China.
(13)	Certain directors and executive officers have been granted options pursuant to our 2006, 2008 and 2009 Equity Incentive Plans. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval” and “Management—Equity Incentive Plans.”
(14)	Represents 405,388,451 ordinary shares issuable upon the conversion of 2,582,200 series C preferred shares and 402,870,510 series D preferred shares held by SB Pan Pacific Corporation, a Micronesia company. The business address of SB Pan Pacific Corporation is BV Center, Suite 2A, 14 Pohn Umpomp Place, Nett, Pohnpei, Federated States of Micronesia. SOFTBANK CORP., the parent company of SB Pan Pacific Corporation, was the previous owner of these 2,582,200 series C preferred shares and 402,870,510 series D preferred shares, and transferred these shares to SB Pan Pacific Corporation on January 31, 2011.
(15)	Represents 17,373,630 ordinary shares, and 70,556,247 ordinary shares issuable upon the conversion of 22,500,000 series A preferred shares and 49,282,670 series C preferred shares held by DCMIII, L.P., DCM III-A, L.P. and DCM Affiliates Fund III, L.P. We refer to these entities collectively as DCM. The general partner of DCM is DCM Investment Management III, L.L.C., which has voting and investment power with respect to shares held by DCM. The managing members of DCM Investment Management III, L.L.C. are David K. Chao, Dixon R. Doll and Peter W. Moran. The business address of DCM is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.
(16)

Represents (i) 38,971,056 ordinary shares issuable upon conversion of 39,965,620 series C preferred shares held by General Atlantic Partners (Bermuda), L.P., a Bermuda limited partnership (“GAP LP”); (ii) 10,505,250 ordinary shares issuable upon conversion of 10,773,350 series C preferred shares held by GAP-W International, LP, a Bermuda limited liability company (“GAP-W”); (iii) 810,369 ordinary shares issuable upon conversion of 831,050 series C preferred shares held by GapStar, LLC, a Delaware limited liability company (“GapStar”); (iv) 2,890,425 ordinary shares issuable upon conversion of 2,964,190 series C preferred shares held by GAP

Coinvestments III, LLC, a Delaware limited liability company (“GAP Coinvestments III”); (v) 708,430 ordinary shares issuable upon conversion of 726,510 series C preferred shares held by GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAP Coinvestments IV”); (vi) 27,001 ordinary shares issuable upon conversion of 27,690 series C preferred shares held by GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAP Coinvestments CDA”); and (vii) 112,372 ordinary shares issuable upon conversion of 115,240 series C preferred shares held by GAPCO GmbH & Co. KG, a German limited partnership (“GAPCO KG”). The general partner of GAP LP and GAP-W is General Atlantic GenPar (Bermuda), L.P., a Bermuda limited partnership (“GA GenPar”), whose general partner is GAP (Bermuda) Limited, a Bermuda exempted company (“GAP (Bermuda) Limited”). General Atlantic LLC, a Delaware limited liability company (“GA LLC”), is the general partner of GAPCO CDA. There are currently 27 Managing Directors of GA LLC (the “GA Managing Directors”) and the GA Managing Directors are (i) the directors and executive officers of GAP (Bermuda) Limited and (ii) the Managing Members of GAPCO III and GAPCO IV. Certain GA Managing Directors are the members of GapStar. The general partner of GAPCO KG is GAPCO Management GmbH, a German corporation (“GAPCO Management”). GA LLC, GA GenPar, GAP (Bermuda) Limited, GAP LP, GAP-W, GapStar, GAP Coinvestments III, GAP Coinvestments IV, GAP Coinvestments CDA, GAPCO KG and GAPCO Management are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, and we refer to these entities collectively as “GA Group.” Matthew Nimetz is a managing director of GA LLC, a shareholder, director and vice president of GAP (Bermuda) Limited and a managing member of GAP Coinvestments III and GAP Coinvestments IV. The address of GA Group (other than GAP LP, GAP-W, GAP (Bermuda) Limited, GA GenPar, GAPCO KG and GAPCO Management) is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830. The address of GAP LP, GAP-W, GAP (Bermuda) Limited and GA GenPar is Clarendon House, Church Street, Hamilton, Bermuda. The address of GAPCO KG and GAPCO Management is c/o General Atlantic GmbH, Koenigsallee 62, 40212 Dusseldorf, Germany.

(17)	Represents 114,280 ordinary shares and 12,428,560 ordinary shares issuable upon the conversion of 11,857,140 series A preferred shares and 571,420 series B preferred shares held by John Fee. The business address of John Fee is 2818 Woods Lane, Garland TX 75044.
(18)

Represents 11,190,850 ordinary shares issuable upon the conversion of 11,190,850 series D preferred shares held by Joho Fund, Ltd., Joho Partner, L.P., Joho Asia Growth Fund, Ltd. and Joho Asia Growth Partners, L.P. We refer to these entities collectively as “Joho Capital”. The business address of Joho Capital is 55 East 59th Street, New York, NY 10022.

(19)	Represents 3,971,420 ordinary shares issuable upon the conversion of 3,971,420 series B preferred shares held by Yung Fang Hsu. The business address of Yung Fang Hsu is 1070 Belvedere Lane, San Jose, CA 95129.
(20)	Represents 2,857,140 ordinary shares held by Po Yee Auyeung. The business address of Po Yee Auyeung is Room 905, 9/F, Yuen Shing Industrial Building, 1033 Yee Kuk West Street, Kowloon, Hong Kong.
(21)	Represents 2,000,000 ordinary shares held by Yes Holdings Group Limited. The business address of Yes Holdings Group Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.
(22)	Represents 160,430 ordinary shares and 1,457,160 ordinary shares issuable upon the conversion of 1,457,160 series A preferred shares held by Xueping Zhou. The business address of Xueping Zhou is 4506 Arce St, Union City, CA 94587.
(23)	Represents 1,600,000 ordinary shares held by Zihang Limited. The business address of Zihang Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(24)	Represents 114,280 ordinary shares and 571,420 ordinary shares issuable upon the conversion of 571,420 series B preferred shares held by Ben Chow. The business address of Ben Chow is 3527 Pemberton Drive, Pearland, TX 77584.

As of the date of this prospectus, 222,996,960 of our ordinary shares and 85,100,000 series A preferred shares, 81,358,680 series B preferred shares, 63,933,810 series C preferred shares and 3,175,960 series D preferred shares are held by 45 record holders in the United States, representing approximately 44.5% of our total outstanding shares. Immediately prior to the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Contemporaneously with the completion of this offering, (i) 25,571,420 series A preferred shares, 70,701,580 series B preferred shares and 173,985,970 ordinary shares held by Mr. Joseph Chen will be converted into Class B ordinary shares on a one-for-one basis, (ii) 135,129,480 series D preferred shares held by SB Pan Pacific Corporation will be converted into Class B ordinary shares on a one-for-one basis, and (iii) all of the remaining ordinary shares and preferred shares that are issued and outstanding will be converted into Class A ordinary shares on a one-for-one basis. See “Description of Share Capital—Ordinary Shares” for a more detailed description of our Class A ordinary shares and Class B ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Qianxiang Tiancheng

PRC law currently limits direct foreign equity ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these foreign ownership restrictions, we conduct substantially all of our businesses in China through a series of contractual arrangements with Qianxiang Tiancheng and its shareholders. For a description of these contractual arrangements, see “Corporate History and Structure.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholder Rights

In connection with our series D preferred shares private placement in April 2008, we and our shareholders entered into an amended and restated investors’ rights agreement and an amended and restated voting agreement, which amended and restated the investors’ rights agreements and voting agreements we previously entered into with the investors of our series A, series B and series C preferred shares.

The preferred shareholders have preemptive rights with respect to any issuance of securities by us, subject to certain exceptions, including our issuance of securities in connection with this offering. The preferred shareholders have a right of first refusal for any proposed share transfers by any of the transferring shareholders, subject to certain exceptions. Under the amended and restated investors’ rights agreement, our preferred shareholders and the holders of ordinary shares converted from our preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration. See “Description of Share Capital—Registration Rights.” Except for the registration rights, the shareholders’ rights under the amended and restated investors’ rights agreement will terminate automatically upon the closing of this offering.

Loans Extended to Related Parties

In October 2010, two executive officers of our company provided promissory notes in the aggregate amount of US$4.9 million to us as consideration for their purchase of 700,000 of our ordinary shares at US$7.01 per share. The promissory notes bore an interest rate of 5.6% and were due and payable at the earlier of termination of the executive officer’s employment with us or the first public filing of our registration statement. The loans were secured by the pledge of the purchased shares. The two executive officers paid the entire amount due under the promissory notes to us in April 2011.

In July 2010, seven executive officers and employees of our company provided promissory notes in the aggregate amount of US$17.2 million to us in connection with their early exercise of their respective share options. The loans bore an interest rate of 5.4% and were to be due and payable at the earlier of such executive officer’s termination of employment with us or the first public filing of our registration statement. The loans were secured by the pledge of the ordinary shares which were issued upon the early exercise of the share options. The seven executive officers paid the entire amount due under the promissory notes to us in April 2011.

In May 2006, we extended an unsecured loan to Mr. James Jian Liu, our executive director and chief operating officer, in the amount of US$60,000. As of December 31, 2010, the outstanding amount of the loan to Mr. Liu was US$60,000. The loan to Mr. Liu bore no interest and was to become due and payable at the earlier of the termination of his employment with us or the first public filing of our registration statement. Mr. Liu paid the entire amount due under the loan to us in April 2011.

Historically, we received loans from Beijing Xin Qi Shi Jie Technology Co., Ltd., or Xin Qi, a company in which we formerly held a 40% equity interest. The amount we owed to Xin Qi as of December 31, 2008 was US$154,000. The largest amount outstanding under our loans from Xin Qi in 2008 was US$281,000, and the largest amount outstanding in 2009 was US$302,000. In November 2009, Xin Qi was liquidated and we did not receive any proceeds from the liquidation and have no further obligation regarding the loan.

See also “—Disposal of Mop.com and Gummy Inc.”

Disposal of Mop.com and Gummy Inc.

To focus on our SNS and social commerce services in China, in December 2010, we sold and transferred all of our equity interests in Mop.com, an internet community site in China, and Gummy Inc., a social games platform for the Japanese market, to Oak Pacific Holdings.

At the time of the sale of Mop.com and Gummy Inc., several of our shareholders, including Mr. Joseph Chen, our founder, chairman and chief executive officer, indicated their interest to purchase Mop.com and Gummy Inc. Oak Pacific Holdings was formed as a holding company to acquire all the equity interests in Mop.com and Gummy Inc. The initial shareholder of Oak Pacific Holdings was Mr. Chen, and all of our other shareholders were provided the opportunity to become shareholders of Oak Pacific Holdings through subscription. However, the formal documentation relating to the share subscription for Oak Pacific Holdings and its private financing had not been finalized at the time of the sale of Mop.com and Gummy Inc. As a result, we agreed to accept a promissory note from Oak Pacific Holdings as the consideration for the sale of Mop.com and Gummy Inc.

The aggregate consideration for the sale of Mop.com and Gummy Inc. was approximately US$18.1 million, which Oak Pacific Holdings paid in the form of a promissory note that bore no interest and was due and payable on June 30, 2011. The consideration was determined based on a valuation of the disposed operations with the assistance of an independent valuation firm, and was approved by all of our directors, including disinterested directors. Oak Pacific Holdings paid the entire amount due under the promissory note to us on April 14, 2011.

As of the date of this prospectus, 13 shareholders of our company have become shareholders of Oak Pacific Holdings. The three largest shareholders of Oak Pacific Holdings are Mr. Chen, James Jian Liu, our director and chief operating officer, and David Chao, our director, who collectively hold approximately 98.5% of Oak Pacific Holdings.

Each of Mop.com and Gummy Inc. has its own chief executive officer, management team and operations personnel. After we sold Mop.com and Gummy Inc. in December 2010, we have provided certain back office support services to them and the fees for such services will be charged on an annual basis based on the fair market value of the services. Such fees will not be material to our financial statements. Mop.com has its own independent sales team that sells advertising services to similar customers as ours. Mop.com and Gummy Inc. have entered into non-competition agreements with us.

Employment Agreements

See “Management—Employment Agreements.”

Share Options

See “Management—Equity Incentive Plans.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as supplemented and amended from time to time, and the Companies Law (2010 Revision) of the Cayman Islands, as amended, which is referred to as the Companies Law below.

As of the date of the prospectus, our authorized share capital consists of 2,000,000,000 ordinary shares with a par value of US$0.001 each and 850,164,410 preferred shares with a par value of US$0.001 each, of which 100,000,000 preferred shares are designated as series A preferred shares, 100,000,000 preferred shares are designated as series B preferred shares, 215,959,520 preferred shares are designated as series C preferred shares and 434,204,890 preferred shares are designated as series D preferred shares. As of the date of this prospectus, there are 297,853,650 ordinary shares, 85,100,000 series A preferred shares, 81,501,540 series B preferred shares, 128,048,440 series C preferred shares and 434,204,890 series D preferred shares issued and outstanding. Immediately prior to the completion of this offering, our authorized share capital will be divided into 3,000,000,000 Class A ordinary shares with a par value of US$0.001 each and 500,000,000 Class B ordinary shares with a par value of US$0.001 each. Contemporaneously with the completion of this offering, (i) 25,571,420 series A preferred shares, 70,701,580 series B preferred shares and 173,985,970 ordinary shares held by Mr. Joseph Chen and his affiliated transferees will be converted into Class B ordinary shares on a one-for-one basis, (ii) 135,129,480 series D preferred shares held by SB Pan Pacific Corporation and its affiliated transferees will be converted into Class B ordinary shares on a one-for-one basis, and (iii) all of the remaining ordinary shares and preferred shares that are issued and outstanding will be converted into Class A ordinary shares on a one-for-one basis.

We have adopted an amended and restated memorandum and articles of association, which will become effective and replace the current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. The Companies Law provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law prevents us from offering our shares or securities to individuals within the Cayman Islands which may limit our ability to distribute a dividend comprised of our shares or other securities.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. All Class B ordinary shares beneficially owned by a holder and such holder’s affiliates will automatically convert into the same number of Class A ordinary shares if the holder and its affiliates collectively own less than 50% of the total shares held by them immediately upon the completion of this offering. In addition, upon any transfer of Class B ordinary shares by a holder to any person or entity which is not over 50% owned by, or is not a direct family member of, the original holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. Furthermore, if a holder of the Class B ordinary shares transfers Class B ordinary shares to any entities in which the original holder owns over 50% but less than 100%, the number of Class B ordinary shares equal to the product of (X) the total number of Class B ordinary shares so transferred; and (Y) the difference between 100% and the percentage of ownership held by the original              holder in the transferee shall be automatically and immediately converted into an equal number of Class A ordinary share.

Voting Rights. In respect of matters requiring shareholders’ votes, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. In addition, the following matters are subject to the approval by the holders representing a majority of the aggregate voting power of our company, the holders of a majority of total outstanding Class A ordinary shares and, for as long as SB Pan Pacific Corporation and its affiliates collectively own no less than 50% of the total shares held by them immediately upon the completion of this offering, the approval of SB Pan Pacific Corporation: (i) a change of control event, and (ii) election of director(s) to the board at an annual general meeting. In addition, for as long as SB Pan Pacific Corporation and its affiliates collectively own no less than 50% of the total shares held by them immediately upon the completion of this offering, we need to obtain SB Pan Pacific Corporation’s approval for the following matters: (i) issuance of ordinary shares, or of securities convertible into or exercisable for ordinary shares, in the aggregate in excess of 10% of the number of all ordinary shares outstanding immediately prior to the issuance of such shares or securities on an as-converted basis in any 12-month period, (ii) acquisition of major assets or business for consideration exceeding 10% of our company market capitalization; (iii) disposals of our material assets with a value exceeding 5% of our company’s market capitalization; or (iv) any amendment to our memorandum and articles of association that specifically adversely affects the rights of SB Pan Pacific Corporation. In addition, for as long as SB Pan Pacific Corporation and its affiliates collectively own no less than 50% of the total shares held by them immediately upon the completion of this offering, SB Pan Pacific Corporation and its affiliates will have the right to collectively appoint one director and the exclusive right to remove such director.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by any one of our directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting power of our share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as an amendment to memorandum and articles of association. A special resolution is also required for any matters approved at a special meeting of shareholders. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, which allows our directors to decline to register a transfer of any share which is not fully paid or on which we have a lien and to decline to recognize an instrument of transfer should it fail to comply with the form prescribed by our board or our transfer agent, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board, and we will take all steps necessary to ensure that the transferee is entered on the register of members in order for the transfer to be effective. We understand that no further approval by any authority in the Cayman Islands will be required in order for the transfer of shares to be effective.

Liquidation. On a liquidation winding up, distribution or payment shall be made to the holders of ordinary shares. Considerations received by each Class B ordinary share and Class A ordinary share should be the same in any liquidation event. Assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionally.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. The provisions of the Companies Law, in summary, provides that provided our articles of association permit it, we may issue shares which are to be redeemed or are liable to be redeemed at the option of our directors or a shareholder. In addition, the Companies Law allows us to purchase our own share, including any redeemable shares. Shares to be purchased or redeemed must be fully paid and there must remain at least one shareholder of the company holding shares. Share re-purchases or redemptions may be funded out of profits, capital or share premium, but to the extent funds other than profits are used, it is statutorily required that we be able to pay our debts as they fall due in our ordinary course of business following such a purchase or redemption. Subject to these provisions, our articles of association allow us to issue shares on terms that are subject to either re-purchase by us or redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of our articles of association, be varied either with the written consent of the holders of a 75% of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records, with the exception that, pursuant to statutory requirements, any of our creditors or shareholder may inspect our register of mortgages and charges, which includes details of any mortgage and change over our assets. We will provide our shareholders with annual audited financial statements. See “Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	establish advance notice requirements for nominating board of directors nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they honestly believe in good faith to be in the best interests of our company.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years, and does not give retroactive effect to the ten-for-one share split which became effective on March 25, 2011.

Ordinary Shares.

In April 2008, January 2009 and August 2010, we issued 44,432,150,000 and 464,166 ordinary shares, respectively, to our directors, officers and employees upon exercise of their share options.

In July 2008, we issued 251,998 ordinary shares to certain investors in connection with the exercise of warrants held by such investors with proceeds to us of US$0.1 million.

In March 2009, we issued 21,430 ordinary shares to a shareholder with proceeds to us of US$11,000.

In August 2010, we repurchased 4,714,286 ordinary shares from a shareholder for an aggregate cash amount of US$34.2 million.

In August 2010, we issued 641,667 ordinary shares to a shareholder upon exercise of share options in exchange for cash consideration of US$0.8 million.

We repurchased these ordinary shares with a subsequently negotiated agreement in October 2010 for total consideration of US$4.6 million.

In October 2010, we repurchased 688,844 ordinary shares from a shareholder at US$3.6 million.

In October 2010, we issued 300,000 and 700,000 ordinary shares, respectively, to a consultant and two executive officers at US$7.01 per share.

Preferred Shares.

In April 2008, in order to raise capital to fund the expansion of our business, we issued an aggregate of 10,071,763 series D preferred shares, at a price of US$9.93 per share, to SOFTBANK CORP., a Japanese telecommunications and media corporation and an affiliate of SB Pan Pacific Corporation. In connection with the issuance of these series D preferred shares, we granted the 2009 series D warrants and the 2010 series D warrants to SOFTBANK CORP. The 2009 series D warrants are exercisable to purchase 7,553,822 series D preferred shares from April 4, 2009 to July 2, 2009, and were fully exercised in 2009. The 2010 series D warrants are exercisable in two tranches. The first tranche was exercisable to purchase 7,553,822 series D preferred shares from April 2, 2010 to July 1, 2010, and were fully exercised in July 2010; and the second tranche was exercisable to purchase 15,107,644 series D preferred shares from April 2, 2010 to July 1, 2011, and were fully exercised in December 2010, with the underlying shares issued in January 2011. In addition, in April 2008, we issued an aggregate of 3,133,438 series D preferred shares to Joho Capital and certain affiliates of SBI Investment Co., Ltd. for aggregate consideration of US$30 million.

Upon the issuance of the series D preferred shares, we repurchased from certain series C preferred shareholders 5,089,639 series C shares for US$48.1 million, which was US$36.8 million over the carrying amount of the series C preferred shares.

On December 18, 2009, we repurchased 3,500,000 series A preferred shares, 145,714 series B preferred shares, and 3,701,469 series C preferred shares from certain preferred shareholders for US$2.1 million, US$0.9 million and US$21.7 million, respectively. The aggregate repurchase price was US$16.3 million over the carrying amount of the series A, B and C preferred shares. After the completion of these repurchases, the numbers of outstanding series A, series B and series C preferred shares were 9,650,000, 9,110,154 and 12,804,844, respectively.

In January 2010, we repurchased 1,140,000 series A preferred shares and 900,000 series B preferred shares from certain preferred shareholders for US$6.8 million and US$5.4 million, respectively.

In August 2010, we repurchased 5,355,953 ordinary shares from certain shareholders and 60,000 series B preferred shares from a series B preferred shareholder for US$38.8 million and US$0.3 million, respectively. The repurchased ordinary shares were canceled immediately.

In October 2010, we repurchased 688,844 ordinary shares from certain shareholders for US$3.6 million. The repurchased ordinary shares were canceled immediately.

As none of the holders of our preferred shares or warrants to purchase our preferred shares was our related party prior to each holder’s investment in our securities, the price of each series of preferred shares was determined based on negotiations between us and the investors and was approved by our board of directors. Our series A, B, C and D preferred shares will automatically convert into ordinary shares at their then effective conversion prices upon the completion of this offering. The initial conversion price is equal to the original issuance price, subject to adjustments for dilution, including but not limited to issuance of additional ordinary shares and share splits, in accordance with the applicable provisions of our current amended and restated memorandum and articles of association.

In March 2011, we effected a ten-for-one share split. As a result, the number of our issued and outstanding ordinary shares increased from 29,785,365 to 297,853,650, the number of our issued and outstanding series A preferred shares increased from 8,510,000 to 85,100,000, the number of our issued and outstanding series B preferred shares increased from 8,150,154 to 81,501,540, the number of our issued and outstanding series C preferred shares increased from 12,486,189 to 124,861,890 and the number of our issued and outstanding series D preferred shares increased from 43,420,489 to 434,204,890.

Option Grants. We have granted to certain of our directors, officers and employees options to purchase an aggregate of 48,337,290 ordinary shares that were outstanding as of the date of this prospectus. See “Management—Equity Incentive Plans.”

Exempted Company

We are an exempted company duly incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company, the objects of which are to conduct business mainly outside of the Cayman Islands, may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the material exemptions and privileges, including (a) an exempted company does not have to file an annual return of its shareholder with the Registrar of Companies, (b) an exempted company is not required to open its register of members for inspection, (c) an exempted company does not have to hold an annual general meeting, (d) an exempted company may in certain circumstances issue no par value, negotiable or bearer shares, and an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

Furthermore, the Companies Law provides that the ownership of shares in Cayman Islands companies is determined by the entry of shareholders in a company’s statutory register of members. Therefore, the shares that are the subject of this offering or any future offering or trading will be considered to have been validly issued pursuant to our amended and restated memorandum and articles of association once the issuance has been duly authorized and once our register of members has been updated to reflect their issuance.

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. In particular, the rights and obligations of a Cayman Islands company are governed primarily by the terms of its memorandum and articles of association more so than by the provisions of the Companies Law. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies into the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company, or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. A dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved. Prior to sanctioning the arrangement, the Grand Court must determine that:

•	all statutory provisions as to notification, disclosure and majority vote have been met;

•	all classes of shareholders have been fairly represented and acting in good faith at the meeting in question;

•	the arrangement is such that an honest, intelligent man acting in his own best interest would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authority, which would be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Transactions with Directors. Under the Delaware General Corporation Law, or the DGCL, transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Such transaction will be void or voidable, unless (i) the material facts of any interested directors, interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts of any interested directors, interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (iii) the transaction is fair to the company as of the time it is approved.

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and discharge the fiduciary duty owed to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the NYSE or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Under Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company; a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so); and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company also owes to the company a common law duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our post-offering amended and restated memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall be required to declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Majority Independent Board. A domestic U.S. company listed on the NYSE must comply with the NYSE requirement that a majority of the board of directors must be comprised of independent directors as defined under Section 303A of the Corporate Governance Rules of the NYSE. As a Cayman Islands corporation, we are allowed to follow home country practices in lieu of certain corporate governance requirements under the NYSE rules where there is no similar requirement under the laws of the Cayman Islands. However, we have no present intention to rely on home country practice with respect to our corporate governance matters, and we intend to comply with the NYSE rules after the completion of this offering.

Shareholder Action by Written Consent. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by inclusion of such a restriction in its certificate of incorporation. Cayman Islands law and our post-offering articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. The DGCL does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our post-offering memorandum and articles of association allow our shareholders holding not less than one-third of our paid-up voting share capital to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call general meetings of the shareholders.

Cumulative Voting. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors can be removed by a special resolution of shareholders.

Transactions with Interested Shareholders. The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by an amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns 15% or more of the corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Amendment of Governing Documents. Under the DGCL, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended by way of a special resolution.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Indemnification. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

We intend to adopt an amended and restated memorandum and articles of association upon the closing of this offering. Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted honestly, in good faith and in the best interest of and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our amended and restated memorandum and articles of association may also provide for indemnification of such person in the case of a suit initiated by our company or in the right of our company.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

Pursuant to our current amended and restated investors’ rights agreement entered into in April 2008, we have granted certain registration rights to holders of our registrable securities, which include our preferred shares and ordinary shares converted from our preferred shares. Set forth below is a description of the registration rights granted under this agreement.

Demand Registration Rights. Holders of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration if, among other things, we have already effected two demand registrations. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any twelve-month period.

Form F-3 Registration Rights. When we are eligible for use of Form F-3, holders of registrable securities then outstanding have the right to request in written form that we file a registration statement under Form F-3. We, however, are not obligated to effect a registration on Form F-3 if, among other things, we have already effected two registrations within any twelve-month period preceding the date of the registration request. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any twelve-month period.

Piggyback Registration Rights. If we propose to file a registration statement in connection with a public offering of securities of our company other than relating to an equity incentive plan or corporate reorganization, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their shares. Such requests for registrations are not counted as demand registrations.

Expenses of Registration. We will pay all expenses relating to any demand, piggyback or Form F-3 registration, except for underwriting discounts and commissions relating to the sale of registrable securities, unless, subject to a few exceptions, a registration request is subsequently withdrawn at the request of the holders of registrable securities.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A., or Citibank, has agreed to act as the depositary for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, NY 10013. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 10/F, Harbour Front (II), 22 Tak Fung, Hung Hom, Kowloon, Hong Kong.

We will appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6 (Registration No. 333-173515). You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs are detailed in the deposit agreement. We urge you to review the deposit agreement in its entirety. The first paragraph under “—Issuance of ADSs Upon Deposit of Class A Ordinary Shares” below describes matters that may be relevant to the ownership of the ADSs sold in this offering but that may not be contained in the deposit agreement.

Each ADS represents the right to receive three Class A ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, we nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.”

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (including U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Class A Ordinary Shares

The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Class A ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Class A Ordinary Shares

Upon the completion of this offering, the Class A ordinary shares that are being offered for sale pursuant to this prospectus will be deposited by us and the selling shareholders with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.

The depositary may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the Class A ordinary shares;

•

the Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

If you hold ADRs, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders pursuant to the terms of the deposit agreement upon a combination or split up of ADRs.

Withdrawal of Class A Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class A ordinary shares at the custodian’s offices. Your ability to withdraw the Class A ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the Class A ordinary shares represented by your ADSs at any time except for:

•

temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed or (ii) the Class A ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the section entitled “Description of Share Capital—Ordinary Shares—Voting Rights.”

If we ask for your instructions in a timely manner pursuant to the deposit agreement, as soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADS holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including circumstances under which a discretionary proxy may be given to a person designated by us. At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders’ meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder holding at least 10% of the shares given a right to vote at such meeting, present in person or by proxy. If the depositary timely receives voting instructions from a holder of ADSs, the depositary will endeavor to cause the Class A ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders’ meeting by show of hands, the depositary will instruct the custodian to vote, directly or by proxy, all Class A ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders’ meeting by poll, the depositary will instruct the custodian to vote, directly or by proxy, the Class A ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs.

In the event of voting by poll, holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the Class A ordinary shares represented by such holders’ ADSs; provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that we do not wish such proxy to be given; provided, further, that no such discretionary proxy shall be given (x) with respect to any matter as to which we inform the depositary that (i) there exists substantial opposition, or (ii) the rights of holders of ADSs or the shareholders of our company will be adversely affected and (y) in the event that the vote is on a show of hands.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, pursuant to the deposit agreement, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date, although our post-IPO memorandum and articles of association only otherwise require an advance notice of at least 20 days.

Both shareholders and the depositary (or its proxy) acting on behalf of ADS holders have the option of voting in person or by proxy at a shareholders’ meeting.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees

• Issuance of ADSs	Up to $0.05 per ADS issued

• Cancellation of ADSs	Up to $0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to $0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held

• Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary

• Transfer of ADRs	$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•

fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when Class A ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (such as stock dividends and rights distributions), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. As described in the deposit agreement, we or the depositary may withhold or deduct from any distributions made in respect of Class A ordinary shares and may sell for the account of a holder any or all of the Class A ordinary shares and apply such distributions and sale proceeds in payment of any taxes (including applicable interest and penalties) or charges that are or may be payable by holders in respect of the ADSs.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. It also limits our liability and the liability of the depositary. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for any failure by us to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability of a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of Class A ordinary shares or release Class A ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the shares or deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The deposit agreement states that the pre-release transaction must at all times be fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate. The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 53,100,000 ADSs outstanding, representing approximately 13.4% of our outstanding ordinary shares, assuming (i) the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (ii) we will issue and sell a total of 33,000,000 Class A ordinary shares to a group of unrelated third-party investors through concurrent private placements, which number of shares has been calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on the NYSE, we cannot assure you that a regular trading market will develop for the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed that we will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities, without the prior written consent of the representatives of the underwriters for a period ending 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or announce any material news or a material event or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period following the last day of the “lock-up” period, then in each case the “lock-up” period will be automatically extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event, as applicable, unless the representatives waive, in writing, such an extension.

All of our executive officers, directors, and our principal existing shareholders have agreed that, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities, without the prior written consent of the representatives for a period ending 180 days after the date of this prospectus. However, in the event that either (i) during the last 17 days of the relevant “lock-up” period, we release earnings results or announce any material news or a material event or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period following the last day of the “lock-up” period, then in each case the “lock-up” period will be automatically extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event, as applicable, unless the representatives waive, in writing, such an extension. After the expiration of the 180-day period, the ordinary shares or ADSs held by our principal existing shareholders, executive officers and directors may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

In addition, we have instructed Citibank, N.A., as depositary, not to accept any deposit of ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct the depositary with the prior written consent of the representatives of the underwriters.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of us and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 11.9 million ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the U.S. Securities and Exchange Commission.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Appleby, our special Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of TransAsia Lawyers, our special PRC counsel; and to the extent that the discussion states definitive legal conclusions under United States federal income tax law as to the material United States federal income tax consequences of an investment in our ADSs or ordinary shares, and subject to the qualifications herein, it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, which holds 100% of our equity interests in our PRC subsidiary indirectly through CIAC. Our business operations are principally conducted through our PRC subsidiary. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%.

Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

The implementation rules of the New EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains recognized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations.”

Material United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will acquire our ADSs or ordinary shares in the offering and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States, state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

Our company is a corporation organized under the laws of the Cayman Islands. As such, our company believes that it is properly classified as a non-United States corporation for United States federal income tax purposes. Under certain provisions of the Code and regulations, however, if pursuant to a plan (or a series of related transactions), a non-United States corporation such as our company acquires substantially all of the assets of a United States corporation, and after the acquisition 80% or more of the stock (by vote or value) of the non-United States corporation (excluding stock issued in a public offering related to the acquisition) is owned by former shareholders of the United States corporation by reason of their ownership of the United States corporation, the non-United States corporation will be considered a United States corporation for United States federal income tax purposes. Based on our analysis of the facts related to our corporate restructuring in 2005 and 2006, we do not believe that we should be treated as a United States corporation for United States federal income tax purposes. However, as there is no direct authority on how the relevant rules of the Code might apply to us, our company’s conclusion is not free from doubt. Therefore, our conclusion may be challenged by the United States tax authorities and a finding that we owe additional United States taxes could substantially reduce the value of your investment in our company. You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of ADSs or ordinary shares if we were to be treated as a United States domestic corporation for United States federal income tax purposes. The remainder of this discussion assumes that our company is treated as a non-United States corporation for United States federal income tax purposes.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms thereof.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s unbooked intangibles are taken into account. Passive income is any income that would be foreign personal holding company income under the Code, including dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Qianxiang Tiancheng, Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the above entities for the Unites States federal income tax purposes, we would likely be treated as a PFIC for the 2012 taxable year and any subsequent taxable year.

A non-United States corporation that is a “controlled foreign corporation,” or CFC, for United States federal income tax purposes may be required to use the adjusted basis of its assets in applying the PFIC asset test, which may increase the likelihood that it qualifies as a PFIC. The legislative history to the special PFIC adjusted basis rule can be read as intending for the rule to apply only to United States persons that own at least 10% of the voting stock of the non-U.S. corporation; however, this limitation is not reflected in the statute. We would be treated as a CFC for any year on any day of which U.S. Holders each own (directly, indirectly or by attribution) at least 10% of our voting shares and together own more than 50% of the total combined voting power of all classes of our voting shares or more than 50% of the total value of our shares (the “CFC Ownership Test”). Hence, although we believe that our U.S. Holders do not satisfy the CFC Ownership Test currently, and it is not clear that they did for any prior portion of 2011, it is possible that they might be so treated. Therefore, if we are treated as a controlled foreign corporation for United States federal income tax purposes for any portion of our taxable year that includes this offering, we would likely be classified as a PFIC. If we are so classified, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC (as is expected for 2012 and subsequent taxable years) and the U.S. Holder makes a “deemed sale” election or “deemed dividend” election with respect to the ADSs or ordinary shares. If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC (the “termination date”). If you make a “deemed dividend” election, you will be required to include in income as a deemed dividend your pro-rata share of our earnings and profits accumulated during any portion of your holding period ending at the close of the termination date and attributable to the ADSs or ordinary shares held on the termination date. Any gain from such deemed sale or any income from such deemed dividend would be subject to the consequences described below under “—Passive Foreign Investment Company Rules.” If we are not profitable (as determined for financial reporting purposes) for 2011, the deemed dividend election may not have any adverse United States federal income tax effect on you. Financial reporting accounting is different, however, from the computation of net income and earnings and profits under the Code. You are urged to consult your tax adviser regarding our possible status as a PFIC as well as the benefit of making an actual or protective deemed dividend election or deemed sale election.

Assuming that we are the owner of Qianxiang Tiancheng, Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi for United States federal income tax purposes, we primarily operate as a provider of real name social networking services and other internet services. Although the law in this area is in many instances unclear, based on our current income and assets and projections as to the value of our ADSs and outstanding ordinary shares pursuant to this offering, we do not expect to be classified as a PFIC for the 2012 taxable year or the foreseeable future thereafter. While we do not anticipate PFIC status for such years, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to be PFIC for the 2012 or subsequent taxable years. In estimating the value of our goodwill and other unbooked intangible assets, we have taken into account our anticipated market capitalization following the closing of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the 2012 taxable year or subsequent taxable years. We expect to file annual reports on Form 20-F with the U.S. Securities and Exchange Commission in which we will update our expectations as to whether or not we anticipate being a PFIC for such year.

The composition of our income and our assets will also be affected by (i) future growth in activities that may potentially produce passive income, and (ii) how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being classified as a PFIC for the 2012 taxable year or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income, and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not or will not become classified as a PFIC.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the 2011 taxable year or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate U.S. Holder that is the recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We have applied to list the ADSs on the NYSE. Provided the listing is approved on the NYSE, which is an established securities market in the United States, the ADSs are expected to be readily tradable. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. Dividends received on our ADSs or ordinary shares will not be eligible for the dividend received deduction allowed to corporations.

In the event that we are deemed to be a PRC resident enterprise under the PRC New EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In such case, we may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Capital gains of non-corporate U.S. Holders derived from capital assets held for more than one year are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•	excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

•	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and

•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the listing of the ADSs on the NYSE is approved and that the ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares through the use of a “deemed sale” or

“deemed dividend” election, as discussed above under “—Passive Foreign Investment Company Considerations.”

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding currently at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in taxable years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them the number of ADSs indicated in the table below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
Deutsche Bank Securities Inc.
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies & Company, Inc.
Pacific Crest Securities LLC
Oppenheimer & Co. Inc.
Total	53,100,000

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the underwriting commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price set forth on the front cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$             per ADS under the public offering price. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to US$             per ADS. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 7,965,000 ADSs from us at the public offering price set forth on the front cover page of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

If the underwriters’ option is exercised in full, the total price to the public of all the ADSs sold would be US$             , the total underwriting discounts and commissions would be US$             , and the net proceeds to us would be approximately US$             (after deducting the estimated offering expenses payable by us).

The following table shows per ADS and total underwriting discounts and commissions to be paid by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discounts and commissions	US$	US$	US$	US$

The expenses of this offering, not including underwriting discounts and commissions, are estimated to be approximately US$4.5 million and a certain amount of such expenses will be paid or reimbursed by the underwriters.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. We have been advised that Morgan Stanley & Co. International plc expects to make offers and sales in the United States through its registered broker-dealer in the United States, Morgan Stanley & Co. Incorporated.

We have applied to have our ADSs listed on the NYSE under the symbol “RENN”.

Each of our directors and officers and our principal existing shareholders and we have agreed that, without the prior written consent of the representatives on behalf of the underwriters, he, she or it will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any other securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise.

For each of our directors and officers and our principal existing shareholders, the restrictions described in the preceding paragraph do not apply to transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of this offering and certain other exceptions. For us, the restrictions described in the preceding paragraph do not apply to the sale of ordinary shares or ADSs in this offering, the grant of options to purchase ordinary shares under any of our equity incentive plans and certain other exceptions.

In addition, each of our directors and executive officers and our principal existing shareholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, he, she or it will not, for a period of 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period.

In each of the above cases, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

In addition, we have instructed Citibank, N.A., as depositary, not to accept any deposit of ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct the depositary with the prior written consent of the representatives of the underwriters.

In order to facilitate the offering of our ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position in our ADSs for their own account. A short sale is “covered” if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, our ADSs in the open market to stabilize the price of our ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover a syndicate short position or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

From time to time, certain of the underwriters or their affiliates may provide investment banking and other financial services to us, our affiliates or employees, for which they may in the future receive customary fees and commissions.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that an indemnified person may be required to make in respect of any of these liabilities.

Concurrently with, and subject to, the completion of this offering, a group of unrelated third-party investors have agreed to purchase from us, severally but not jointly, an aggregate of US$110 million in Class A ordinary shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio. Assuming an initial public offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, these investors will purchase a total of 33,000,000 Class A ordinary shares from us. These investors consist of entities affiliated with Alibaba Group, China Media Capital and CITIC Securities, respectively, which have agreed to purchase US$30 million, US$34 million and US$46 million, respectively, of our Class A ordinary shares. These placements are being made pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the Securities Act. In connection with the investment by the entity affiliated with Alibaba Group, we have agreed to pay a placement fee equal to 3% of the aggregate purchase price for the investment to Credit Suisse Securities (USA) LLC as the placement agent. All of these investors have agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the private placements for a period of 180 days after the date of this prospectus, subject to certain exceptions.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 3,717,000 ADSs offered in this prospectus to our directors, officers, employees, business associates and related persons. Any sale to these persons will be made by Morgan Stanley & Co International plc or its affiliates through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they make will reduce the number of ADSs available for sale to the general public. Any reserved ADSs which are not so purchased will be offered by the underwriters to the general public on the same basis as the ADSs being offered in this prospectus.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005, United States. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010, United States.

Raine Securities LLC is acting as our financial advisor in connection with this offering. Raine Securities LLC has provided advice and assistance with respect to certain matters associated with the initial public offering process. Neither Raine Securities LLC nor any of its affiliates is acting as an underwriter of this offering. Upon the successful completion of this offering, we will pay Raine Securities LLC a fee of approximately US$250,000 in cash consideration for their services.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be the future prospects of our company and the industry in general, sales, earnings and certain other financial and operating information of our company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company. The estimated initial public offering price range set forth on the front cover page of this prospectus is subject to change as a result of market conditions and other factors.

Electronic Offer, Sale and Distribution of ADSs

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the underwriters may be facilitating internet distribution for this offering to certain of their internet subscription customers. An electronic prospectus may be available on the internet websites maintained by the underwriters. Other than the prospectus in electronic format, the information on the websites of the underwriters is not part of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

Australia. This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the ADSs has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the ADSs under this prospectus may only be made to persons: (i) to whom it is lawful to offer the ADSs without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act; and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act; (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above; and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the ADSs sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The ADSs may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada, except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer, sale or distribution is made, and only through a dealer duly registered under the applicable securities laws of that province or territory or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs or ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to the public in the Cayman Islands.

European Economic Area. In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of the ADSs has not been made or will not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, its last two) annual or consolidated accounts;

(c)	to fewer than 100, or, if the Relevant Member State has implemented the Amendment Directive, 150, natural or legal persons (other than qualified investors as defined under the Prospectus Directive), subject to the prior consent of the underwriter in charge of the placement appointed by the company for such an offer, according to Article 3.2(b) of the Prospectus Directive and 1.3(a)(i) of the Amending Prospectus Directive; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, (i) the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state (ii) the expression “Prospectus Directive” means Directive 2003/7 1/EC and includes any relevant implementing measure in each Relevant Member State and (iii) the expression “Amendment Directive” means Directive 2010/73/EU of the European Parliament and of the Council of November 24, 2010.

Hong Kong. The ADSs have not been offered and will not be offered other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of Companies Ordinance (Cap. 32) of Hong Kong; and the underwriters have not issued and will not issue any advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under the Ordinance.

Israel. In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

(a)	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d)	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e)	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f)	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g)	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h)	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i)	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j)	an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan as amended. The ADSs have not been offered or sold and will not be offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term shall mean any person resident in Japan or any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and other applicable laws, regulations and governmental guidelines in Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan or the Special Administrative Regions of Hong Kong and Macau.

Singapore. This prospectus has not been and will not be lodged with or registered as a prospectus by the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the ADSs may not be issued, circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined under Section 4A(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) and pursuant to Section 274 of the SFA, (ii) to a relevant person as defined under Section 275(2) of the SFA and pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the ADSs are initially subscribed or purchased pursuant to an offer made in reliance on the exemptions under Sections 274 and 275 of the SFA, within the period of six months from the date of the initial subscription or purchase, these ADSs should only be sold in Singapore to institutional investors, relevant persons or any person pursuant to Section 275(1A) of the SFA.

Where the ADSs are subscribed for or purchased under Section 275 of the SFA by a relevant person that is:

(a)	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law; or

(iv)	as specified in Section 276(7) of the SFA.

Switzerland. The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

United Arab Emirates and Dubai International Financial Centre. This offering of the ADSs has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), the Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, respectively, or otherwise.

The ADSs may not be offered to the public in the UAE and/or any of the free zones. The ADSs may be offered and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

United Kingdom. This prospectus does not constitute a prospectus for the purposes of the prospectus rules issued by the UK Financial Services Authorities (the “FSA”), pursuant to section 84 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”), and has not been filed with the FSA. The ADSs may not be offered or sold and will not be offered or sold to the public in the United Kingdom (within the meaning of section 102B of the FSMA) save in the circumstances where it is lawful to do so without an approved prospectus (with the meaning of the section 85 of the FSMA) being made available to the public before the offer is made. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale or any ADSs except in circumstances in which section 21(1) of the FSMA does not apply to the company. This prospectus is directed only at (i) persons who are outside the United Kingdom and (ii) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “FPO”), or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49 of the FPO.

Any investment or investment activity to which this prospectus relates is only available to and will only be engaged in with such persons and persons who do not fall within (ii) or (iii) above should not rely on or act upon this communication.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, FINRA filing fee and the NYSE listing fee, all amounts are estimates. A portion of the expenses will be reimbursed by the underwriters.

SEC registration fee	US$	77,986
FINRA filing fee		67,672
NYSE listing fee		125,000
Printing expenses		300,000
Legal fees and expenses		2,500,000
Accounting fees and expenses		900,000
Miscellaneous		500,000

Total		4,470,658

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Shearman & Sterling LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Appleby. Certain legal matters as to PRC law will be passed upon for us by TransAsia Lawyers and for the underwriters by Commerce & Finance Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Appleby with respect to matters governed by Cayman Islands law and TransAsia Lawyers with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements and the related financial statement schedule as of December 31, 2009 and 2010 and for each of the three years ended December 31, 2010, included in this prospectus, have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 8/F, Deloitte Tower, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, the People’s Republic of China.

ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission, or the SEC, a registration statement on Form F-1, including relevant exhibits under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. For fiscal years ending on or after December 15, 2011, we will be required to file our annual report on Form 20-F within 120 days after the end of each fiscal year. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders, meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Except where the context otherwise requires and for the purpose of this prospectus only:

•

“Activated users” refers to the number of user accounts on renren.com that have been registered and activated. In our most common registration and activation process, users must first register by entering their email address and other information, and then “activate” by clicking an activation link in an email we automatically send to the user’s email address. Not all registered users activate the accounts they register with us.

•	“ADSs” refers to our American depositary shares, each of which represents three Class A ordinary shares.

•

“China e-Business Research Center” refers to China e-Business Research Center; “comScore” refers to comScore, Inc.; “DCCI” refers to Data Center of China Internet; “IDC” refers to International Data Corporation; “iResearch” refers to iResearch Inc.; and “ZenithOptimedia” refers to ZenithOptimedia. All of these are third-party market research firms.

•	“Monthly unique log-in users” refers to the number of different user accounts from which renren.com has been logged onto during a given month.

•

“Monthly unique visitors” refers to the number of different IP addresses from which a website is visited during a given month. This is a common measurement used by third-party market research firms in assessing user activity on a given website, as they are able to verify this information from publicly available sources. However, this measurement may under-count or over-count the number of users. For example, if many people visit a website through one IP address, such as the IP address of an internet cafe or office, these people will only be counted as one monthly unique visitor. Conversely, if one person visits a website through two IP addresses, such as a personal computer and a hand-held device, this person would be counted as two monthly unique visitors. Due to these limitations, we also use “activated users” and “monthly unique log-in users” to measure and review our operational performance.

•	The “PRC” or “China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.

•	“Preferred shares” refers to our series A and series B convertible preferred shares as well as series C and series D convertible redeemable preferred shares, par value US$0.001 per share.

•

“Shares” or “ordinary shares” refer to, prior to the completion of this offering, our ordinary shares, par value US$0.001 per share, and, upon, and after the completion of this offering, collectively, our Class A and Class B ordinary shares, par value US$0.001 per share.

•	“SNS” refers to social networking service.

•

“We,” “us,” “our company,” and “our” refer to Renren Inc., its subsidiaries, including its PRC subsidiary, Qianxiang Shiji, and its consolidated affiliated PRC entity, Qianxiang Tiancheng, and its subsidiaries.

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase additional shares to cover over-allotments; and

•	for all share and per share data, gives retroactive effect to the ten-for-one share split that became effective on March 25, 2011.

RENREN INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENREN INC.

We have audited the accompanying consolidated balance sheets of Renren Inc., and its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity (deficit) and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010, and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 15, 2011

RENREN INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2009	2010	2010
			Pro forma (Unaudited) (Note 17)
ASSETS
Current assets:
Cash and cash equivalents	$90,376	$136,063	$136,063
Short-term investments	36,369	62,318	62,318
Accounts receivable (net of allowances of $253 and $233 as of December 31, 2009 and 2010, respectively)	14,362	12,815	12,815
Prepaid expenses and other current assets	6,242	7,274	7,274
Amounts due from related parties	60	218,456	218,456
Deferred tax assets-current	—	593	593

Total current assets	147,409	437,519	437,519

Equipment, net	11,283	11,307	11,307
Intangible assets, net	5,066	2,747	2,747
Goodwill	7,780	4,420	4,420
Long-term investments	7,584	—	—
Deferred tax assets-noncurrent	—	481	481

TOTAL ASSETS	$179,122	$456,474	$456,474

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to Renren Inc. of $3,040 and $6,441 as of December 31, 2009 and 2010, respectively)	$3,044	$6,443	$6,443
Accrued expenses and other payables (including accrued expenses and other payables of the consolidated VIE without recourse to Renren Inc. of $12,177 and $12,770 as of December 31, 2009 and 2010, respectively)	13,829	14,408	14,408
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to Renren Inc. of $2,248 and $4,476 as of December 31, 2009 and 2010, respectively)	2,248	4,476	4,476
Income tax payable (including income tax payable of the consolidated VIE without recourse to Renren Inc. of $167 and $34 as of December 31, 2009 and 2010, respectively)	167	64	64
Warrants	21,481	—	—

Total current liabilities	40,769	25,391	25,391

Deferred tax liabilities-noncurrent	937	516	516

TOTAL LIABILITIES	41,706	25,907	25,907

RENREN INC.

CONSOLIDATED BALANCE SHEETS—continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2009	2010	2010
			Pro forma (Unaudited) (Note 17)
Commitments (Note 27)
Series C convertible redeemable preferred shares ($0.001 par value; 215,959,520 shares authorized, and issuance price $0.223 per share; 128,048,440 and 128,048,440 shares issued and outstanding as of December 31, 2009 and 2010, respectively, liquidation value of $26,713)	28,520	28,520	—
Series D convertible redeemable preferred shares ($0.001 par value; 434,204,890 shares authorized, and issuance price $0.993 per share; 207,590,230 and 434,204,890 shares issued and outstanding as of December 31, 2009 and 2010, respectively, liquidation value of $403,854)	193,398	571,439	—

Shareholder’s Equity (Deficit):
Series A convertible preferred shares ($0.001 par value; 100,000,000 shares authorized; 96,500,000 and 85,100,000 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	97	85	—
Series B convertible preferred shares ($0.001 par value; 100,000,000 shares authorized; 91,101,540 and 81,501,540 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	91	82	—
Ordinary shares ($0.001 par value; 2,000,000,000 shares authorized; 250,772,640 and 211,383,000 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	251	211	937
Additional paid in capital	—	9,470	608,870
Subscription receivable	—	(4,909)	(4,909)
Statutory reserves	2,595	2,595	2,595
Accumulated deficit	(106,330)	(223,572)	(223,572)
Accumulated other comprehensive income	18,794	46,646	46,646

Total equity (deficit)	(84,502)	(169,392)	430,567

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE
PREFERRED SHARES AND EQUITY (DEFICIT)	$179,122	$456,474	$456,474

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2008	2009	2010
Net revenues	$13,782	$46,684	$76,535
Cost of revenues	5,667	10,379	16,624

Gross profit	8,115	36,305	59,911

Operating expenses:
Selling and marketing (including share-based compensation $79, $78 and $121 for the years ended December 31, 2008, 2009 and 2010, respectively)	7,111	19,375	20,281
Research and development (including share-based compensation $176, $232 and $572 for the years ended December 31, 2008, 2009 and 2010, respectively)	4,921	12,937	23,699
General and administrative (including share-based compensation $977, $1,946 and $2,105 for the years ended December 31, 2008, 2009 and 2010, respectively)	4,045	6,510	7,511
Impairment of intangible assets	—	211	739

Total operating expenses	16,077	39,033	52,230

(Loss) gain from operations	(7,962)	(2,728)	7,681

Change in fair value of warrants	72,875	(68,184)	(74,364)
Exchange (loss) gain on dual currency deposit	(12,908)	1,673	3,781
Interest income	801	288	335
Realized gain on marketable securities	—	755	—
Gain on disposal of cost method investment	—	—	40
Impairment on cost method investment	(350)	—	—

Income (loss) before provision for income tax and loss in equity method investment, net of income taxes	52,456	(68,196)	(62,527)
Income tax (expenses) benefit	(523)	31	1,332

Income (loss) before loss in equity method investment, net of income taxes	51,933	(68,165)	(61,195)
Losses in equity method investment, net of income taxes	(41)	(102)	—

Income (loss) from continuing operations	51,892	(68,267)	(61,195)
Discontinued operations:
Loss from operation of discontinued operations, net of tax	(2,740)	(2,481)	(4,301)
Gain on disposal of discontinued operations, net of tax	—	633	1,341

Loss on discontinued operations, net of tax	(2,740)	(1,848)	(2,960)

Net income (loss)	49,152	(70,115)	(64,155)
Add: Net loss attributable to the noncontrolling interest	185	—	—

Net income (loss) attributable to Renren Inc	$49,337	$(70,115)	$(64,155)

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS—continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2008	2009	2010
Net income (loss) per share:
Income (loss) from continuing operations per share attributable’ to Renren Inc. shareholders:
Basic	$0.00	$(0.34)	$(0.30)
Diluted	$0.00	$(0.34)	$(0.30)

Loss from discontinued operations per share attributable to Renren Inc. shareholders
Basic	$(0.01)	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)	$(0.01)

Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.01)	$(0.35)	$(0.31)
Diluted	$(0.01)	$(0.35)	$(0.31)

Weighted average number of shares used in calculating net income (loss) per share
Basic	247,587,070	250,730,367	244,613,530
Diluted	251,533,130	250,730,367	244,613,530

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Series A convertible preferred shares		Series B convertible preferred shares		Ordinary shares		Additional paid-in capital	Warrants	Accumu- lated other compre- hensive income	Statutory reserves	Accumu- lated deficit	Total Renren Inc.’s deficit	Non- Controlling interest	Total Equity	Total compre- hensive income (loss) for the year
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at January 1, 2008	100,000,000	$100	92,558,680	$93	246,094,040	$246	$20,082	$25	$4,366	$—	$(41,851)	$(16,939)	$155	$(16,784)
Exercise of Series B warrants	—	—	—	—	2,519,980	2	149	(25)	—	—	—	126	—	126
Exercise of share option	—	—	—	—	444,320	1	—	—	—	—	—	1	—	1
Share-based compensation	—	—	—	—	—	—	1,232	—	—	—	—	1,232	—	1,232
Reversal of previously recognized unrealized gain upon disposal of an available-for-sale investment, net of tax effect of nil	—	—	—	—	—	—	—	—	(998)	—	—	(998)	—	(998)	$(998)
Unrealized gain on marketable securities, net of tax effect of nil	—	—	—	—	—	—	—	—	1,340	—	—	1,340	—	1,340	1,340
Excess of repurchase consideration paid over the carrying amount of Series C shares (Note 16)	—	—	—	—	—	—	(21,463)	—	—	—	(15,301)	(36,764)	—	(36,764)
Accretion to the Series D shares to the redemption value	—	—	—	—	—	—	—	—	—	—	(11,926)	(11,926)	—	(11,926)
Purchase of noncontrolling interest of Beijing Jiu Tong	—	—	—	—	—	—	—	—	—	—	—	—	30	30
Net income	—	—	—	—	—	—	—	—	—	—	49,337	49,337	(185)	49,152	49,152
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	2,190	—	—	2,190	—	2,190	2,190

Balances at December 31, 2008	100,000,000	$100	92,558,680	$93	249,058,340	$249	$—	$—	$6,898	$—	$(19,741)	$(12,401)	$—	$(12,401)	$51,684

Issuance of ordinary shares	—	—	—	—	214,300	—	11	—	—	—	—	11	—	11
Exercise of option	—	—	—	—	1,500,000	2	268	—	—	—	—	270	—	270
Share-based compensation	—	—	—	—	—	—	2,256	—	—	—	—	2,256	—	2,256
Repurchase of Series A and B shares	(3,500,000)	(3)	(1,457,140)	(2)	—	—	(58)	—	—	—	(2,911)	(2,974)	—	(2,974)
Excess of repurchase consideration paid over the carrying amount of Series C shares (Note 16)	—	—	—	—	—	—	(2,477)	—	—	—	(10,968)	(13,445)	—	(13,445)
Unrealized gain on marketable securities, net of tax effect of nil	—	—	—	—	—	—	—	—	12,687	—	—	12,687	—	12,687	$12,687
Transfer to statement of operations of realized gain on available for-sale - investment, net of tax effect of nil	—	—	—	—	—	—	—	—	(755)	—	—	(755)	—	(755)	(755)
Provision of statutory reserves	—	—	—	—	—	—	—	—	—	2,595	(2,595)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(36)	—	—	(36)	—	(36)	(36)
Net loss	—	—	—	—	—	—	—	—	—	—	(70,115)	(70,115)	—	(70,115)	(70,115)

Balances at December 31, 2009	96,500,000	$97	91,101,540	$91	250,772,640	$251	$—	$—	$18,794	$2,595	$(106,330)	$(84,502)	$—	$(84,502)	$(58,219)

RENREN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)—continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Series A convertible preferred shares		Series B convertible preferred shares		Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total Renren Inc.’s deficit	Total Equity	Total compre- hensive income (loss) for the year
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at January 1, 2010	96,500,000	$97	91,101,540	$91	250,772,640	$251	$—	$—	$18,794	$2,595	$(106,330)	$(84,502)	$(84,502)
Issuance of ordinary shares	—	—	—	—	10,000,000	10	7,003	(4,909)	—	—	—	2,104	2,104
Exercise of option	—	—	—	—	11,058,330	11	1,555	—	—	—	—	1,566	1,566
Share-based compensation	—	—	—	—	—	—	2,798	—	—	—	—	2,798	2,798
Repurchase of ordinary shares	—	—	—	—	(60,447,970)	(61)	(1,531)	—	—	—	(40,863)	(42,455)	(42,455)
Repurchase of Series A shares	(11,400,000)	(12)	—	—	—	—	(28)	—	—	—	(6,800)	(6,840)	(6,840)
Repurchase of Series B shares	—	—	(9,600,000)	(9)	—	—	(327)	—	—	—	(5,424)	(5,760)	(5,760)
Unrealized gain on marketable securities, net of tax effect of nil	—	—	—	—	—	—	—	—	27,539	—	—	27,539	27,539	$27,539
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	313	—	—	313	313	313
Net loss	—	—	—	—	—	—	—	—	—	—	(64,155)	(64,155)	(64,155)	(64,155)

Balances at December 31, 2010	85,100,000	$85	81,501,540	$82	211,383,000	$211	$9,470	$(4,909)	$46,646	$2,595	$(223,572)	$(169,392)	$(169,392)	$(36,303)

The accompanying notes are integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income (loss)	$49,152	$(70,115)	$(64,155)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Impairment of goodwill	21	—	—
Impairment of intangible assets	—	211	739
Depreciation and amortization	3,108	4,836	6,262
Gain on disposal of equipment	—	—	(5)
Gain on disposal of discontinued operations	—	(633)	(1,341)
Exchange loss (gain) on dual currency deposit	12,914	(1,673)	(3,781)
Provision for doubtful accounts	324	274	446
Income in marketable security investment	—	(755)	—
Loss of equity method investment	41	—	—
Gain on disposal of cost method investment	—	—	(40)
Impairment on cost method investments	350	—	—
Impairment on equity method investment	—	102	—
Change in fair value of warrants	(72,875)	68,184	74,364
Share-based compensation expense	1,232	2,256	2,798
Changes in operating assets and liabilities:
Accounts receivable	1,542	(8,295)	(339)
Prepaid expenses and other current assets	4,008	(4,155)	(4,261)
Accounts payable	1,255	612	4,030
Accrued expenses and other payables	(1,920)	7,098	1,228
Deferred revenue	158	1,928	2,268
Income tax payable	512	167	427
Deferred income taxes	(281)	15	(1,352)

Net cash (used in) provided by operating activities	(459)	57	17,288

Cash flows from investing activities:
Sales of short-term investments	842,091	981,361	1,713,833
Purchase of short-term investments	(867,532)	(988,681)	(1,712,243)
Purchases of equipment	(4,012)	(9,916)	(5,701)
Purchases of intangible assets	(2,199)	(194)	(165)
Proceeds from disposal of equipment	14	2	11
Proceeds from disposal of subsidiaries	58	730	—
Repayment received for a loan extended to a related party	56	—	—

Net cash used in investing activities	(31,524)	(16,698)	(4,265)

Cash flows from financing activities:
Issuance of ordinary shares	—	11	2,104
Repurchase of ordinary shares	—	—	(42,455)
Repurchase of Series A shares	—	(2,100)	(6,840)
Repurchase of Series B shares	—	(874)	(5,760)
Repurchase of Series C shares	(48,100)	(21,656)	—
Net proceeds from Series D financing (net of issuance cost of $2,761)	127,239	—	—
Prepayment received for exercise of option	270	—	—
Proceeds from exercise of Series B warrants	126	—	—
Proceeds from exercise of Series D warrants	—	80,372	84,106
Proceeds from exercise of share options	—	—	1,566
Loans due to a related party	279	(154)	—

Net cash provided by financing activities	79,814	55,599	32,721

Net increase in cash and cash equivalents	47,831	38,958	45,744
Cash and cash equivalents at beginning of year	3,556	51,424	90,376
Effect of exchange rate changes	37	(6)	(57)

Cash and cash equivalents at end of year	$51,424	$90,376	$136,063

Supplemental cash flow information:
Income taxes paid	$7	$380	$8

Noncash investing and financing actions:
Receivable for disposition of Mop.com and Gummy Inc from a related party (Note 4)	$—	$—	$18,141
Receivable for exercise of Tranche 4 Series D warrants from a related party (Note 18)	$—	$—	$198,090

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Renren Inc. (the “Company”), a private company incorporated in the Cayman Islands, and its consolidated subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”) are primarily engaged in the operation of internet portal sites and social networking sites (“SNS”), on-line advertising services through the internet, online gaming operations, and the provision of internet value-added services (“IVAS”) in the People’s Republic of China (the “PRC”).

As of December 31, 2010, Renren Inc.’s subsidiaries, VIEs and VIE’s subsidiaries are as follows:

Name of Subsidiaries	Later of date of incorporation or acquisition	Place of incorporation	Percentage of legal ownership by Renren Inc.	Principal activities
Wholly owned subsidiaries of the Company:
ChinaInterActiveCorp (“CIAC”)	August 5, 2005	Cayman Islands	100%	Investment holding
Qianxiang Shiji Technology Development (Beijing) Co., Ltd. (“Qianxiang Shiji”)	March 21, 2005	PRC	100%	Investment holding

Variable Interest Entities
Beijing Qianxiang Tiancheng Technology Development Co., Ltd. (“Qianxiang Tiancheng”)	October 28, 2002	PRC	N/A	IVAS business
The East Set Sail Technology Co., Ltd. (“East Set Sail”)	September 13, 2010	Taiwan	N/A	Inactive company

Subsidiaries of Variable Interest Entities
Beijing Nuomi Wang Technology Development Co., Ltd. (“Beijing Nuomi”)	April 17, 2006	PRC	N/A	Internet business
Beijing Qianxiang Wangjing Technology Development Co., Ltd. (“Qianxiang Wangjing”)	November 11, 2008	PRC	N/A	Internet business
Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. (“Qianxiang Changda”)	October 25, 2010	PRC	N/A	Inactive company

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

History of the Group and reorganization under common control

The Group began its operations in China in 2002 through Beijing Qianxiang Tiancheng Technology Development Co., Ltd., (“Qianxiang Tiancheng”) which has subsequently become the Group’s variable interest entity (“VIE”) through the contractual arrangements described below in “The VIE arrangements”.

In August 2005, ChinaInterActiveCorp (“CIAC”), was incorporated by the founding shareholders of the Group in the Cayman Islands. CIAC wholly owns Qianxiang Shiji Technology Development (Beijing) Co., Ltd., (“Qianxiang Shiji”), a company established in Beijing, China. Qianxiang Shiji entered into a series of contractual arrangements with its VIE. In addition, CIAC also became the owner of 1000 Oaks, a company also owned by the founding shareholders of the Group.

Oak Pacific Interactive, (“OPI”) was incorporated in February 2006 in the Cayman Islands. Through a restructuring, on March 2, 2006, CIAC’s shareholders exchanged all of their outstanding ordinary and preferred shares of CIAC for ordinary and preferred shares of OPI on a pro rata basis (“2006 Re-organization”). As a result, OPI acquired all of the equity interests in CIAC and CIAC became a wholly owned subsidiary of OPI. On December 13, 2010, OPI was renamed Renren Inc.

The above transactions were reorganizations of entities under common control and have been accounted for in a manner akin to a pooling of interest as if Renren Inc. had been in existence and been the primary beneficiary of Qianxiang Tiancheng since December 2002.

Throughout the history, the Group conducted various acquisitions and disposals, and below is a summary of such activities.

Acquisitions and disposals in relation with wireless value added services (“WVAS”) business

The Group made several acquisitions historically for its WVAS business. The acquired entities were sold in 2009 as set out in Note 4.

In September 2005, the Group completed the acquisition of 40% interest in Beijing Jin Wang Heng Feng Technology Development Co., Ltd. (“Beijing Jin Wang”) and 60% interest in Beijing Wo Te Xin Tong Technology Co., Ltd. (“Beijing Wo Te”) for a cash consideration of $767 and $1,722 respectively. Subsequently, in April 2006 the Group completed the acquisition of the remaining 60% interest in Beijing Jin Wang and the remaining 40% interest in Beijing Wo Te for a consideration of $998 and $1,496 respectively. The total goodwill amounted at $1,304 was recorded resulting from the acquisitions, which was fully impaired in 2007 as a result of the downward of the WVAS business outlook. Beijing Wo Te and Beijing Jin Wang were disposed of in 2009 as set out in Note 4.

In February and July 2006, the Group completed the acquisition of a 60% and a 20% equity interest, respectively in Beijing Jiu Tong Online Technology Development Co., Ltd. (“Beijing Jiu Tong”). Total purchase consideration was $2,792 in cash. Goodwill amounted at $1,851 was recorded resulting from the acquisition, which was fully impaired in 2007 as a result of the downward of the WVAS business outlook. In November 2008, the Group completed the acquisition of the remaining 20% equity interest for a consideration of $29, bringing the Group’s equity interest to 100%. Goodwill of $21 was recorded at the date of acquisition in 2008, which was fully impaired in 2008 as a result of the downward of the WVAS business outlook. Beijing Jiu Tong was disposed of in 2009 as set out in Note 4.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Acquisitions and disposals in relation with wireless value added services (“WVAS”) business—continued

In March 2006, the Group completed the acquisition of 100% equity interest in Hunan Zhong Yu Information Technology Co., Ltd. (“Hunan Zhong Yu”). The total purchase price was $3,145 in cash. Goodwill amounted at $721 was recorded resulting from the acquisition, which was fully impaired in 2007 as a result of the downward of the WVAS business outlook. Hunan Zhong Yu was disposed of in 2009 as set out in Note 4.

Other acquisitions

In February 2004, the Group completed the acquisition of the internet advertising business of Mop.com. The total consideration was $1,262 including cash of $600 and 9,600,000 ordinary shares having an estimated fair value of $0.07 per ordinary share. Goodwill amounting to $617 was recorded resulting from the acquisition. Mop.com was disposed of in 2010 as set out in Note 4.

In November 2006, the Group completed the acquisition of the business of Beijing Nuomi Wang Technology Development Co., Ltd. (“Beijing Nuomi”) including its domain name, operating platform and login users list of xiaonei.com. The initial consideration was $3,750 in cash and additional contingent consideration of $1,312 in cash was paid in the year 2007. Goodwill amounted at $3,710 was recorded resulting from the acquisition.

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Company currently conducts substantially all of its businesses through Qianxiang Tiancheng, a VIE.

Qianxiang Shiji, a wholly owned subsidiary of CIAC (“WFOE”), entered into a series of contractual arrangements with the VIE. Through the contractual arrangements, described below, the Company has control of the VIE and the right to substantially all of the risks and rewards of ownership.

Agreements that provide Qianxiang Shiji effective control over the VIE

(1)	Power of Attorney and Business Operations Agreement: WFOE holds a power of attorney executed by the legal owners of the VIE to exercise their voting rights, including but not limited to the dividend declaration, on all matters at meetings of the legal owners of the VIE and through such power of attorney has the right to control the operations of the VIE. The Business Operations Agreement specifically and explicitly grants WFOE the principal operating decision making rights, such as appointment of the directors and executive management, of the VIE.

(2)	Exclusive Equity Option Agreement and Spousal Consent Agreement: WFOE has the exclusive right to purchase the equity interests of the VIE from the registered legal equity owners as far as PRC regulations permit a transfer of legal ownership to foreign ownership. WFOE can exercise the purchase right at any portion and any time in the 10-year agreement period.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

The VIE arrangements—continued

Agreements that transfer economic benefits to Qianxiang Shiji

(3)	Exclusive Technical and Consulting Services Agreement: WFOE and registered shareholders irrevocably agree that WFOE shall be the exclusive technology service provider to the VIE in return for a service fee which is determined at the sole discretion of WFOE.

(4)	Intellectual Property License Agreement: WFOE and registered shareholders irrevocably agree that WFOE shall have the exclusive right to license its intellectual property rights to VIE in return for a license fee.

(5)	Equity Interest Pledge Agreement: Shareholders of VIE have pledged all of their equity interests in VIE with WFOE and WFOE is entitled to certain rights to sell the pledged equity interests through auction or other means if the VIE or the shareholders default in their obligations under other above-stated agreements.

Consequently the Company enjoys substantially all of the rewards of ownership of the VIE and exercises controls over them. As a result, WFOE is the primary beneficiary of the VIE and has consolidated them from the later of inception or acquisition.

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for VIE. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

The Group adopted the new guidance on January 1, 2010 and the disclosure requirements of the new guidance were retrospectively applied for all the periods presented in this financial statements.

As discussed above, the Company had consolidated Qianxiang Tiancheng, the VIE, under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of those entities. Because the Company, through its wholly owned subsidiary, Qian Xiang Shiji, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE, it continues to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, will have no accounting impact.

•	Risks in relation to the VIE structure

The Company believes that Qianxiang Shiji’s contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. The shareholders of the VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

The VIE arrangements—continued

may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to control the VIE also depends on the power of attorney Qianxiang Shiji has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.”

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE and its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, Qianxiang Shiji, or the VIE.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

The VIE arrangements—continued

The following consolidated financial information of the Group’s VIE and its subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	As of December 31,
	2009	2010
Total assets	$63,499	$78,480

Total liabilities	$18,568	$28,696

	Years ended December 31,
	2008	2009	2010
Net revenue-Continuing operations	$13,782	$46,684	$76,535
Net (loss) income-Continuing operations	$(1,341)	$25,771	$40,758
Net loss-Discontinued operations	$(2,740)	$(785)	$(777)

	Years ended December 31,
	2008	2009	2010
Net cash provided by operating activities	$502	$4,671	$30,160
Net cash used in investing activities	$(5,763)	$(4,814)	$(6,095)
Net cash provided by (used in) financing activities	$9,552	$4,944	$(1,899)

In addition, the Group had another consolidated VIE, namely East Set Sail, which did not carry material assets/liabilities nor had significant operations as of and for the year ended December 31, 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of Renren Inc., its subsidiaries, its VIE and VIE’s subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, fair value of ordinary shares, share-based compensation, income taxes, impairment of goodwill and intangible assets and the fair value of the warrants.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use, and which have maturities of three months or less.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Investments

(1)	Short-term investments

The Group’s short-term investments comprise marketable securities which are classified as available-for-sale or held-to-maturity investments. The available-for-sale investments are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income in shareholders’ deficit. Short-term investments are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. All of the Company’s held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

The Group reviews its available-for-sale short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment. OTTI below cost is recognized as a loss in the income statement.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Investments—continued

(1)	Short-term investments—continued

In April 2009, the FASB issued guidance amending existing GAAP relating to OTTI for debt securities to improve presentation and disclosure of OTTI on debt securities in the financial statements. The new guidance requires that an entity separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

The Group early adopted the new guidance on January 1, 2009. The adoption of the new guidance did not result in a cumulative-effective adjustment as of January 1, 2009.

(2)	Long-term investments

Equity method investments

Investment in an entity where the Group can exercise significant influence, but not control, is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost and adjusted for the Group’s share of undistributed earnings or losses of the investee. Investment losses are recognized until the investment is fully written down as the Group does not guarantee the investee’s obligations nor is it committed to provide additional funding.

When the Group’s carrying value in an equity method affiliated company is reduced to zero, no further losses are recorded in the Group’s consolidated financial statements unless the Group guaranteed obligations of the affiliated company or has committed additional funding. When the affiliated company subsequently reports income, the Group will not record its share of such income until it exceeds the amount of its share of losses not previously recognized.

The management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Cost method investments

For investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends declared from distribution of investee’s earnings. The Group reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Accounts receivable and allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business. An allowance for doubtful accounts is provided based on aging analyses of accounts receivable balances, historical bad debt rates, repayment patterns and customer credit worthiness.

Equipment, net

Equipment, net is carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Furniture and vehicles	5 years
Computer equipment and application software	2-3 years
Leasehold improvements	Over the lesser of the lease term or useful life of the assets

Intangible assets, net

Intangible assets, other than goodwill, resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets acquired. Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of finite-lived intangible assets is computed using the straight-line method over the following estimated average useful lives, which are as follows:

Domain names	5 years or indefinite lives
Operating platform	3-6 years
Non-compete agreements	3-4 years
Game license	0.5-3 years
Login user	0.5-1 year

Intangible assets-indefinite lives

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is tested for impairment at least annually if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates.

Impairment of long-lived assets and intangible assets with definite life

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is computed principally by the straight-line method.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Impairment of long-lived assets and intangible assets with definite life—continued

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

Goodwill and intangible assets deemed to have indefinite useful lives are not amortized, but tested for impairment upon first adoption and annually, or more frequently if event and circumstances indicate that they might be impaired.

The Group performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. In estimating the fair value of each reporting unit the Group estimates the future cash flows of each reporting unit, the Group has taken into consideration the overall and industry economic conditions and trends, market risk of the Group and historical information.

Business combination

Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations.

From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Business combination—continued

noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any noncontrolling interest was reflected at historical cost. Acquisition costs are expensed when incurred, while previously acquisition costs were considered as part of the acquisition consideration.

Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, the Group has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date, and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.

Revenue recognition

The Group recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Advertising revenues

The Group provides advertisement placement services in its Social Network Service (“SNS”) platforms and online games. The Group primarily enters into pay-for-time contracts, under which the Group bills its customers based on the period of time to display the advertisements in the specific formats on specific web pages. The Group also enters into pay-for-volume arrangements, under which it bills its customers on the traffic volume basis, e.g. pay-per-click or pay-per-impression.

For pay-for-time contracts, revenue is recognized ratably over the period the advertising is provided.

For pay-for-volume contracts, revenue is recognized based on traffic volume tracked and the pre-agreed unit price.

Contractual billings in excess of recognized revenue and payments received in advance of revenue recognition are recorded as deferred revenues.

The Group principally enters into advertising placement contracts with advertisers’ advertising agents and the Group offers volume rebates to certain advertisers’ advertising agents. The Group recognizes estimated rebates as the reduction of revenues based on a systematic and rational allocation of the cost of honoring rebates earned and claimed to each of the underlying revenue transactions that results in progress by the customer toward earning the rebate or refund. Estimation of the total rebate is based on the estimates of the sales volume to be reached based on the historic experience of the Group. If amounts of future rebates cannot be reasonably estimated, a liability will be recognized for the maximum potential amount of the rebates.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Revenue recognition—continued

Internet Value Added Service (“IVAS”) revenue

Online game revenues

The Group generates revenue from the provision of online game, primarily web-based online game, services. The online games can be accessed and played by end users free of charge but the end users may choose to purchase in-game merchandise or premium features to enhance their game playing experience using the virtual currency. The end users can purchase the virtual currency by making direct online payments to the Group or purchasing prepaid cards (“PP-Cards”). The amounts received from direct online payments were recorded initially as deferred revenues. The Group sells PP-Cards through distributors at a discount to the face value of the PP-Card. As the Group does not have control over and generally does not know the ultimate selling price of the PP-Cards sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as deferred revenues.

The end users are required to use the access codes and passwords, either obtained from the PP-card or through direct online payment, to exchange the face value of these cards or the amount of direct online payment to virtual currency and deposit into their personal accounts. End users consume the virtual currency by purchasing in-game merchandise or premium features online. The Group recognizes the revenues as the in-game merchandise or premium features are first used by the end users. The Group calculates the amount of revenues recognized for each unit of virtual currency consumed using moving weighted average method by dividing the sum of the payments received in the current month and the deferred revenue balance as of the beginning of the month by the sum of number of the units of the virtual currency purchased by the end users in the current month and the units unconsumed by the end users as of the beginning of the month.

Any deferred revenue remaining at the time the term of the inactive PP-cards is expired, which is normally 2 years from the purchase, is recognized as revenues at that time. The amount associated with the unused virtual currency, which are without contractual expiration term, are carried as deferred revenues indefinitely as the Group was not able to reasonably estimate the amount of virtual currency which will be ultimately given up by the users due to the short operating history of the Group.

The Group also entered into revenue sharing agreements with certain third-party game developers. Under these agreements, the Group provides links of the online games on the Group’s website while the third-party developers operate, including providing game software, hardware, technical support and customer services, the games. The Group is entitled to a pre-agreed share of the payments received, which varies based on negotiation with the third-party game developers and the group recognizes this revenue on a net basis. The game end users purchase the virtual currency by making online payments to the Group or purchasing the Group’s PP cards. The payments received by the Group are initially recognized as deferred revenues. The deferred revenues are transferred to accounts payable to the third-party game developers and recognized as revenues at the agreed revenue sharing percentage when end users deposit the Group’s virtual currency into the end users’ accounts in the specific games.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Renren open platform program

The Group’s open social networking platforms also allows its users to access for-purchase applications developed by third parties on its platform. The Group is normally entitled to a 52% share of the revenues made by the third-party application developers pursuant to the revenues sharing agreements entered between it and the third-party providers. The Group recognizes this revenue on a net basis when cash is received from the end customer before the balance is remitted to the third party provider.

Social commerce services

Beginning in June 2010, the Group has provided social commerce services through nuomi.com. Third-party merchants agree to provide Nuomi users discounted prices when enough Nuomi users sign up for a deal consisting of particular products, services or events provided by the merchants. The group recognizes revenue for the difference of the amounts it collects from Nuomi users and the amount the group pay to the third-party merchants, which normally includes two components. The first component is the pre-agreed per user commission for which the revenues are recognized when all following criteria are met: (i) the number of participating users reaches the minimum requirement of the merchants; (ii) the participating users have made their payments to the Company; and (iii) the group has released the electronic coupons for the agreed discounted prices to the participating users. Historically, all three criteria were generally met within one day. The second component of our revenues is the payments from participating users who ultimately do not consume the released electronic coupons, since the group pay merchants the amounts only for those coupons used but do not refund such amounts to end users. The payments received for unused coupons are initially recognized as accounts payables and are recognized as revenues when the term of the released coupon expires.

Business taxes

The Company’s PRC subsidiaries and VIE are subject to business taxes at the rate of 3.3% for WVAS revenue, 5.5% for games revenue and 8.5% for advertising revenue. The Group reports revenue net of business taxes. Business taxes deducted in arriving net revenue during 2008, 2009 and 2010 were $2,050, $4,798 and $7,251, respectively.

Platform development costs

The costs to develop our SNS platform, including the costs to develop the websites, new services and features, are recognized in the consolidated statement of operations as incurred.

Income taxes

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forwards and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Income taxes—continued

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2008, 2009 or 2010, respectively.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivables, accounts payable, short-term investments, long-term investments, amount due from related parties, amounts due to related parties and warrants.

The available for sale short term investments and warrants are carried at fair value.

The carrying values of remaining financial instruments except for long term investments approximate their fair values, principally because of the short-term maturity of these instruments. Estimates of fair values of long-term investments in non-marketable securities including cost and equity method investments other than those subjected to other than temporary impairment cannot be practicably made without incurring excessive costs.

Research and development expenses are incurred in the development of gaming platform. The Group has expensed all research and development costs when incurred.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries and VIE located in the PRC and Japan are maintained in their local currencies, the Renminbi (“RMB”) and Japanese Yen (“Yen”), respectively, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statement of operations.

The Group’s entities with functional currency of RMB and Yen, translate their operating results and financial position into the U.S. dollar, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Comprehensive income (loss)

Comprehensive loss includes net loss, unrealized gain on short-term investment and foreign currency translation adjustments and is reported in the consolidated statements of shareholders’ equity (deficit).

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of an estimated forfeiture rate using the straight-line method, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

Share awards issued to non-employees, such as advisors, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

Earnings per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group’s convertible preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to the ordinary share, preference to the extent that each class may share income for the period; whereas the undistributed net loss is allocated to ordinary shares only because preferred shares are not contractually obligated to share the loss.

Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible preferred shares, convertible redeemable preferred shares, stock options and warrants, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible preferred shares and convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the warrants and stock options is computed using the treasury stock method.

Warrants

Warrants which give the holder the right to exercise the warrant for a share instrument which is potentially redeemable by the Group are classified as a financial instrument in the balance sheet. Warrants are initially measured at fair value at the date of issuance and subsequently re-measured at fair value at the reporting date with changes in fair value recognized in earnings. The financial instrument will be a liability or an asset since, in the case of certain warrants issued by the Group, the Group can pursuant to the terms of the warrant require the holder to exercise the warrant.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Recently issued accounting pronouncements

In September 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from existing authoritative literature when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Recently issued accounting pronouncements—continued

previous periods presented for comparative purposes. The Group adopted this guidance on January 1, 2010, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, and the adoption of this pronouncement did not have a significant effect on its consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2011. Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Recently issued accounting pronouncements—continued

business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

3.	SIGNIFICANT RISKS AND UNCERTAINTIES

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $13,969 and $34,437 at December 31, 2009 and 2010, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, accounts receivable and amounts due from related parties. The Group places their cash with financial institutions with high-credit ratings and quality. The Group conducts credit evaluations of customers in online advertising and generally do not require collateral or other security from their customers.

There was no single customer who carried 10% or more of the consolidated accounts receivable balance as of or accounted for 10% or more of total net revenue for the years ended December 31, 2009 and 2010.

4.	DISCONTINUED OPERATIONS

(1)	Discontinuance of certain WVAS business in 2008

In late 2008, due to the deteriorating WVAS operating environment, the Group decided to exit its WVAS business. The Group decided to sell the five subsidiaries that comprised the majority of its WVAS business, which were Beijing Lian Dong Shi Ji Technology Development Co., Ltd. (“Beijing Lian Dong”), Beijing Jin Wang, Beijing Wo Te, Hunan Zhong Yu and Beijing Jiu Tong, to unrelated third parties for a total consideration of $788, of which $58 was received in advance in 2008 and remaining amount was received in 2009 when the transactions were completed. The Group has presented the results of the sold subsidiaries as discontinued operation for all periods presented. An aggregate gain of $633, which representing the excess of the consideration of $788 and the carrying amount of the net assets of $155 as of the date of disposals, was recognized for the disposals in the consolidated statement of operations for the year ended December 31, 2009.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS—continued

(1)	Discontinuance of certain WVAS business in 2008—continued

Summary operating results from Beijing Lian Dong, Beijing Jin Wang, Beijing Wo Te, Hunan Zhong Yu and Beijing Jiu Tong were as follows which have been segregated from continuing operations in the Group’s consolidated statements of operations:

	Year ended December 31,
	2008	2009
Revenues of discontinued operations	$3,009	$—

Impairment of goodwill in Beijing Jiu Tong	(21)	—

Loss from operations of discontinued operations, before income taxes	(958)	—

Income tax expense	(28)	—

Loss from operations of discontinued operations, net of income taxes	$(986)	$—

Gain on disposal of the discontinued operations		$633
Tax on gain on disposal of the discontinued operations		—

Gain on disposal of the discontinued operations, net of tax		$633

Summarized financial positions as of December 31, 2008 relating to the discontinued operations of Beijing Lian Dong, Beijing Jin Wang, Beijing Wo Te, Hunan Zhong Yu and Beijing Jiu Tong were as follows:

As of December 31, 2008
Current assets	$1,208
Non-current assets	$7
Current liabilities	$(939)
Non-current liabilities	$—

(2)	Discontinuance of remaining WVAS business in 2010

The Group discontinued its remaining WVAS business carried out in Qianxiang Tiancheng in 2010. Qianxiang Tiancheng ceased its WVAS business in early 2010 and no gain or loss was recognized by the Group in connection with the discontinuance.

(3)	Disposition of Mop.com and Gummy Inc.

To further position the Group’s focus on its SNS operations, the Group decided to dispose of certain of its operations.

On December 30, 2010, the Group sold to Oak Pacific Holdings (“OPH”), a company newly incorporated on December 16, 2010 by the Chief Executive Officer (“CEO”) of the Group in the Cayman Islands, 100% equity interest in Mop.com and Gummy Inc. a Japanese subsidiary set up by the company in 2009, for cash consideration of $18,141. The selling price for Mop.com and Gummy Inc.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS—continued

(3)	Disposition of Mop.com and Gummy Inc.—continued

was determined by the Company having regard the fair market value as appraised by a third party valuation firm Marsh Financial Advisory Services Limited (“Marsh”). Mop.com operates www.mop.com, an internet community website in China and Gummy Inc. is a social internet games provider to the Japanese market.

OPH issued an interest-free promissory note on December 30, 2010 to the Company to settle the purchase consideration, which was carried as amount due from related parties on the consolidated balance sheet. The promissory note will be due and payable in cash on June 30, 2011.

The transaction was completed on December 30, 2010. The Group has presented the results of Mop.com and Gummy Inc. as discontinued operation for all periods presented. In connection with the disposition of Mop.com and Gummy Inc., the Company has recorded an aggregate gain of $1,341 for the disposals within “Gain on disposal of discontinued operations, net of tax” in the consolidated statement of operations for the year ended December 31, 2010.

Summary operating results from disposal of Mop.com and Gummy Inc and the cessation of operation of WVAS business in 2010, which have been segregated from continuing operations in the Group’s consolidated statements of operations for the periods presented were as follows:

	Year ended December 31,
	2008	2009	2010
Net revenues from discontinued operations	$9,273	$7,714	$5,630

Loss from operations of discontinued operations, before income taxes	(1,933)	(2,096)	(4,320)

Income tax (expense) benefit	179	(385)	19

Loss from operations of discontinued operations, net of income taxes	$(1,754)	$(2,481)	$(4,301)

Gain on disposal of the discontinued operations	$—	$—	$1,767
Tax on gain on disposal of the discontinued operations	—	—	(426)

Gain on disposal of the discontinued operations, net of tax	$—	$—	$1,341

As of the date of disposal, the financial positions of Mop.com and Gummy Inc. were as follows:

As of December 30, 2010
Current assets	$6,557
Non-current assets	$11,903
Current liabilities	$(52,483)
Non-current liabilities	$(2,966)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	As of December 31,
	2009	2010
Billed receivables, net	$14,362	$12,815

Billed receivable represents amounts earned under advertising contracts at the respective balance sheet dates. These amounts become billable according to the contract term.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2008	2009	2010
Balance at beginning of year	$—	$327	$253
Charge to expenses	324	274	446
Transferring out as a result of disposal of the discontinued operations	—	(349)	(176)
Write off	—	—	(304)
Exchange difference	3	1	14

Balance at end of year	$327	$253	$233

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2009	2010
Receivables related to online gaming and social commerce business	$3,229	$4,451
Advances to suppliers	887	1,103
Rental deposits	874	372
Prepaid expenses	453	548
Other current assets	799	800

Total	$6,242	$7,274

Receivables related to online gaming and social commerce business represent amounts paid online by end users but held by a third party electronic payment service provider, which were in transition to the Group’s bank accounts as of December 31, 2009 and 2010. The amount was received by the Group a few days after December 31 2009 and 2010, respectively.

Advances to suppliers mainly comprise prepayments for purchasing property and equipment of $731 and $28 as of December 31, 2009 and 2010, respectively. Advances to suppliers were non-interest bearing and short-term in nature.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.	SHORT-TERM INVESTMENTS

As of December 31, 2009 and 2010, the Company held following short term investments:

	Year ended December 31, 2009				Year ended December 31, 2010
	Cost	Gross unrealized gains	Gross unrealized loss	Carrying amount	Cost	Gross unrealized gains	Gross unrealized loss	Carrying amount
Available-for-sale:
Equity securities	$21,506	$13,273	$—	$34,779	$21,506	$40,812	$—	$62,318
Auction market securities	1,590	—	—	1,590	—	—	—	—

Total	$23,096	$13,273	$—	$36,369	$21,506	$40,812	$—	$62,318

The following table provides additional information on the realized gains and losses of the Company as of December 31, 2009 and 2010, respectively. For the purposes of determining gross realized gains, the cost of securities sold is based on specific identification.

	Year ended December 31, 2008			Year ended December 31, 2009			Year ended December 31, 2010
	Proceeds	Costs	Gains	Proceeds	Costs	Gains	Proceeds	Costs	Gains
Available-for-sale investments	$2,686	$2,686	$—	$5,916	$5,161	$755	$1,590	$1,590	$—

Total	$2,686	$2,686	$—	$5,916	$5,161	$755	$1,590	$1,590	$—

Equity securities

In 2008, the Company purchased stocks and options of two US listed companies (“the investees”). The investees’ stocks and options are classified as available-for-sale securities. The Company acquired these stocks and options amounting to $9,373 with no corresponding sales for the year ended December 31, 2008. The unrealized loss, which was in one of the two investees, as of December 31, 2008 had been in a continuous unrealized loss position less than 12 months and was subsequently recovered in 2009 as the result of the market price recovery of the investee.

In 2009, the Company purchased more stocks in these two investees in 2009 with additional costs of $17,294. In 2009, the Company sold one of the investees, and $755 was recognized as the realized gain from marketable securities in the statement of operations. There was no purchase or sale of stocks of the other investee in 2010.

Auction market securities

Short-term investments also included investments in auction market securities. The securities were with long-term stated maturities, however, were treated by the Group as short-term investments as the investments could be sold in the auction process typically every 7 days. When an auction fails, the Group would have to hold the investment until a buyer is found either in the secondary market or through next auction. However, such failure occurred only once during the two years period ended December 31, 2009. The interest is reset as result of each auction process and is paid at the end of each auction period. The auction market did not carry underlying collateral. The Group classified the investments in the auction rate securities as available for sale and determined that the fair value of the securities approximate to their costs

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.	SHORT-TERM INVESTMENTS—continued

Auction market securities—continued

due to the short auction period. In January 2010, the Company sold the auction market securities at $1,590, and no gain or loss was recognized in the statement of operations as a result of the sale. The Company recognized interest income of $60 and $58 for the years ended December 31, 2008 and 2009, respectively.

Short-term financing products

In October 2008, the Group purchased certain short-term financial products from a Chinese bank at the amount of $1,466 which were classified as held to maturity securities. The annual interest rate of 5.9% with maturity date in 345 days was computed on a daily basis and paid together with principals when matured. The financial products’ underlying investments mainly include RMB Treasury bond of China, central bank bills and other high credit rating bonds. The Group recognized the interest income for this investment of $21, $65 and $nil for the years ended December 31, 2008, 2009 and 2010, respectively. There was no such investment as of December 31, 2009 and 2010, respectively.

8.	LONG-TERM INVESTMENTS

	As of December 31,
	2009	2010
Equity method:
Beijing Xin Qi Shi Jie Technology Co., Ltd. (Note i)	$—	$—
Cost method:
Kai Lian Information Technology Co. Ltd.
(“Kai Lian”) (Note ii)	7,323	—
Global Net Limited (“Global Net”) (Note iii)	261	—

	$7,584	$—

Note i:	In 2006, the Group acquired 40% equity interest of Beijing Xin Qi Shi Jie Technology Co., Ltd. (“Xin Qi”) with a total cash contribution of $703 and accounted for the investment using equity method as the Group was able to exercise significant influence on Xin Qi. The Group recorded its share of the loss in Xin Qi at $41 due to the operating losses incurred by the affiliated company for the year ended December 31, 2008. In November 2009, Xin Qi was liquidated. The Group did not receive any proceeds from the liquidation, and had no further obligation. Therefore, the Group wrote down the investment to nil and recognized an impairment charge of $102 in the year 2009.
Note ii:	On June 28, 2007, the Group purchased 15.7% equity interest of Kai Lian at $6,564. The investment was accounted for using cost method of accounting as the Group did not have significant influence over the investee companies. The investee is engaged in the business in providing bankcard transaction settlement services and online banking services in PRC. On December 30, 2010, the cost method investment, which was held by Mop.com, was disposed of as a result of disposal of Mop.com and Gummy Inc. as set out in Note 4.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.	LONG-TERM INVESTMENTS—continued

Note iii:	On June 5, 2007, the Group purchased 9,950,000 ordinary shares of Global Net, which accounts for 19.9% of the total equity interest. Global Net is mainly engaged in web-based online game development and operation. The Group had no seat in Board and did not involve in the operation of Global Net, accordingly the Group did not have the ability to exercise significant influence over the operating and financial decisions of Global Net, and thus the Group used the cost method to account for its investment in Global Net. The Group sold the investment in Global Net to OPH on December 30, 2010 at a cash consideration of $302. The Group recognized a $40 gain for the disposal of the investments. The buyer issued an interest-free promissory note on December 30, 2010 to the Company to settle the purchase consideration, which was carried as amount due from related parties on the consolidated balance sheet. The promissory note will be due and payable in cash on June 30, 2011.

9.	EQUIPMENT, NET

	As of December 31,
	2009	2010
Computer equipment and application software	$18,242	$21,985
Furniture and vehicles	560	429
Leasehold improvements	1,112	1,428

	19,914	23,842
Less: Accumulated depreciation and amortization	(8,631)	(12,535)

	$11,283	$11,307

Depreciation and amortization expenses charged to the statement of operations for the years ended December 31, 2008, 2009 and 2010 were $2,696, $4,228 and $5,589, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization and net carrying amount of the intangible assets are as follows:

	As of December 31,
	2009	2010
Intangible assets not subject to amortization:
Domain names (i)	$3,915	$2,125
Intangible assets subject to amortization:
Domain names (ii)	45	—
Operating platforms	330	340
Non-compete agreement	64	—
Game license (i)	1,625	1,800
Login users	154	159

	$6,133	$4,424

Less: Accumulated amortization
Domain names	$(45)	$—
Operating platforms	(130)	(177)
Non-compete agreement	(64)	—
Game license	(767)	(1,417)
Login users	(61)	(83)

	$(1,067)	$(1,677)

Intangible asset, net	$5,066	$2,747

(i)	In 2009, the Group decided to stop using the domain name uume.com after transferring all the online games operated on www.uume.com to another operating platform of the Group. Therefore, the Group recorded a $176 impairment loss to write off the intangible assets of domain name of uume.com.

In addition, the Group recorded $35 impairment loss for a game license for the year ended December 31, 2009 due to the declining number of players of this particular game.

In 2010, the domain name www.kaixin.com was fully impaired as a result of the lawsuit against a subsidiary of the Company, as set out in Note 28. An impairment charge of $739 was recorded in the statement of operations for the year ended December 31, 2010.

(ii)	Other than domain names acquired without definite lives, the Group also was licensed to use certain domain names for a definite contractual term, which was 5 years.

Amortization expenses for the years ended December 31, 2008, 2009 and 2010 was $412, $608 and $673, respectively. Amortization expenses for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 would be $383, $92, $70, $60, and $4, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.	GOODWILL

The changes in carrying amounts of goodwill for the years ended December 31, 2009 and 2010 by reporting unit were as follows:

	Year ended December 31, 2009
	WVAS	Online advertising	Total
Gross amount:
Beginning balance	$3,952	$8,412	$12,364
Disposal for the year	(3,952)	—	(3,952)
Exchange difference	—	(7)	(7)

Ending balance	$—	$8,405	$8,405

Accumulated impairment loss:
Beginning balance	$(3,952)	$(625)	$(4,577)
Charge for the year	—	—	—
Disposal for the year	3,952	—	3,952

Ending balance	—	(625)	(625)

Goodwill, net	$—	$7,780	$7,780

	Year ended December 31, 2010
	WVAS	Online advertising	Total
Gross amount:
Beginning balance	$—	$8,405	$8,405
Disposal for the year	—	(3,566)	(3,566)
Exchange difference	—	206	206

Ending balance	$—	$5,045	$5,045

Accumulated impairment loss:
Beginning balance	$—	$(625)	$(625)
Charge for the year	—	—	—
Disposal for the year	—	—	—

Ending balance	—	(625)	(625)

Goodwill, net	$—	$4,420	$4,420

Based on the impairment assessment performed by the management as of December 31, 2008, the Group incurred a goodwill impairment charge of $21, which related entirely to the discontinued WVAS operations (see Note 4). Management significantly adjusted downward the profitability forecast and expected future net revenue from the wireless value-added services to be lower than the Group previously forecasted as a result of various new policies introduced by the mobile operators in the second half of 2007 which adversely impacted the operating environment. As a result, the goodwill of WVAS reporting unit had been fully impaired as of December 31, 2008.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.	ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2009	2010
Accrued professional, marketing and leasing fees	$4,926	$1,281
Employee payroll and welfare payables	4,293	4,979
Other tax payable	2,358	3,733
Accrued content fees	531	184
Other payables	1,721	1,653
Accrued advertising sales rebate	—	2,578

Total	$13,829	$14,408

Accrued content fees represent the accrued fees to be paid for the use of certain content provided by third parties, such as music, in our SNS platform.

13.	INCOME TAXES

The Company and CIAC are tax-exempted companies incorporated in the Cayman Islands.

Qianxiang Wangjing, incorporated in the PRC on November 11, 2008, qualified as a “software enterprise” in 2009, and therefore was entitled to a two-year exemption starting from the commencement of the profitable year 2009, followed by a 50% reduction in tax rates for the succeeding three years in accordance with the PRC Enterprise Income Tax Law (“EIT Law”).

Other subsidiaries and VIE of the Group domiciled in the PRC were subject to 25% statutory income tax rates in the years presented.

The EIT Law includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within PRC. If legal entities organized outside PRC were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside PRC earned to be subject to PRC’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. reside within PRC.

Pursuant to the additional guidance released by the Chinese government on April 22, 2009, management does not believe that the legal entities organized outside PRC should be characterized as PRC tax residents for EIT Law purposes.

Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have a tax treaty with PRC.

Aggregate undistributed earnings of the Company’s subsidiaries and VIE located in the PRC that are taxable upon distribution to the Company of approximately $13,224 at December 31, 2010 are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.	INCOME TAXES—continued

ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2010.

The current and deferred portion of income tax expenses included in the consolidated statements of continuing operations, which were all attributable to the Group’s PRC subsidiaries and VIE, are as follows:

	Years ended December 31,
	2008	2009	2010
Current tax expenses	$—	$4	$—
Deferred tax expenses (benefits)	523	(35)	(1,332)

Income tax expenses (benefits)	$523	$(31)	$(1,332)

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2009	2010
Current deferred tax assets
Provision for doubtful accounts	$82	$32
Accrued payroll and welfare	824	696
Less valuation allowance	(906)	(135)

Current deferred tax assets, net	$—	$593

Non-current deferred tax assets
Net operating loss carry forwards	$6,421	$3,416
Less valuation allowance	(6,421)	(2,935)

Non-current deferred tax assets, net	$—	$481

Non-current deferred tax liabilities
Intangible assets	$(937)	$(516)

Non-current deferred tax liabilities, net	$(937)	$(516)

The Company operates through multiple subsidiaries and VIE and the valuation allowance is considered on each individual subsidiary and VIE basis. The subsidiaries and VIE registered in the PRC have total net operating loss carry forwards of $13,664 as of December 31, 2010 which will expire on various dates between December 31, 2011 and December 31, 2015. Valuation allowances have been established because the Company believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.	INCOME TAXES—continued

Reconciliation between the benefit of income taxes computed by applying the PRC tax rate to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2008	2009	2010
Income (loss) before provision of income tax	$52,456	$(68,196)	$(62,527)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	13,114	(17,049)	(15,632)
Taxable deemed interest income from inter-company interest-free loans	168	428	735
Non-deductible loss on disposal of subsidiaries and other expenses not deductible for tax purposes	7,271	2,198	2,888
Effect of income tax exemption of the Company in the Cayman Islands	(21,302)	17,246	26,234
Effect of income tax holidays of Qianxiang Wangjing	—	(7,051)	(11,300)
Changes in valuation allowance	1,272	4,197	(4,257)

Income tax expenses (benefits)	$523	$(31)	$(1,332)

If the tax exemption granted to Qianxiang Wangjing since 2009 had not been available, provisions for income taxes and net loss per share would have been as follows:

	Years ended December 31,
	2009	2010
Provision for income taxes expenses	$7,020	$9,968
Net loss per ordinary share—basic and diluted	$(3.73)	$(3.58)

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2008, 2009 and 2010. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2010.

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on Qianxiang Shiji, Qianxiang Wangjing and Beijing Nuomi. In accordance with relevant PRC tax administration laws, tax years from 2006 to 2010 of the Group’s PRC subsidiaries and VIE remain subject to tax audits as of December 31, 2010, at the tax authority’s discretion.

14.	ORDINARY SHARES

In connection with the 2006 Re-organization, 232,859,750 ordinary shares were issued.

On September 1, 2006, 9,600,000 ordinary shares were issued to a share option holder upon exercise of share option with proceeds of $10.

On April 20, 2007, 3,634,290 ordinary shares were issued to employees upon exercise of share options.

On April 4, 2008, 444,320 ordinary shares were issued to employees upon exercise of share options.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.	ORDINARY SHARES—continued

On July 15, 2008, 2,519,980 ordinary shares were issued for the exercise of Series B warrants with proceeds of $126.

On January 1, 2009, 1,500,000 ordinary shares were issued to a director upon exercise of share option with proceeds of $270.

On March 16, 2009, the Company issued 214,300 ordinary shares to a shareholder with proceeds of $11.

In August 2010, the Company repurchased 47,142,860 ordinary shares from certain shareholders at the cash amount of $34,179 with repurchase price of $0.725 per share. The repurchased ordinary shares were canceled immediately.

In August 2010, the Company issued 4,641,660 ordinary shares upon the exercise of share options by two ex-executives of the Company at the cash consideration of $811.

In August 2010, the Company issued 6,416,670 ordinary shares upon exercise of share options at the cash consideration of $755. And these shares were subsequently repurchased by the Company in October 2010 at $4,652 with repurchase price of $0.725 per share. The repurchased ordinary shares were canceled immediately.

In October 2010, the Company repurchased 6,888,440 ordinary shares at $3,624. The repurchased ordinary shares were canceled immediately.

In October 2010, the Board of Directors approved and the Company issued 3,000,000 and 7,000,000 ordinary shares to a consultant and two executives at $0.701 per share, respectively. Cash proceeds of $2,104 was paid by the consultant and the two executives issued promissory notes of $4,909 bearing an interest rate of 5.6% per annum to the Company to settle the issuance consideration. The promissory notes become due and payable at the earlier of (1)3 years, (2) termination of employment of the two executives with the Group, and (2) immediately prior to the Company’s qualified IPO. The loans are secured by the pledge of the underlying ordinary share to be issued. The Group recorded the loans receivable as subscription receivable, a contra-account in equity, as of December 31, 2010.

15.	CONVERTIBLE PREFERRED SHARES

In January 2003, 1000 Oaks issued 50,000,000 shares of Series A convertible preferred shares (“Series A shares”) with par value of $0.001 per share for cash proceeds of $350, and the shares were split into 100,000,000 shares in August 2005 which were subsequently exchanged to Renren Inc. Series A convertible preferred shares in 2006 at one-for-one ratio as a result of the Group’s 2006 Re-organization as set out in Note 1. The Series A shares were considered as equity of the Company and therefore, the proceeds, other than the par value of the Series A shares, were booked as additional paid in capital of the Company.

In June 2003, 1000 Oaks issued 6,835,690 shares of Series B convertible preferred shares (“Series B shares”), with par value of $0.001 per share, and warrants (“Series B warrants”), which are exercisable to purchase 1,259,990 ordinary shares of the Company, for cash proceeds of $479. The Series B shares and the warrants were considered as equity of the Company and therefore, the proceeds of $479 was allocated by $25 to warrants and $454 to Series B shares based on their issuance date relative fair value. Other than the par value of $7, the proceeds for the issuance of Series B shares and warrants were booked as additional paid in capital of the Company. In August 2005, the Series B shares and Series B warrants were split at one-for-two ratio into 13,671,380 Series B shares and warrants to purchase 2,519,980 ordinary shares along with the 1 to 2 share split of ordinary shares. In August 2005, CIAC issued additional 78,887,300 shares of

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.	CONVERTIBLE PREFERRED SHARES—continued

Series B shares in exchange for promissory notes payable due to related party shareholders at the carrying amount of $2,471. All Series B shares and Series B warrants were subsequently exchanged to Renren Inc.’s Series B convertible preferred shares and warrants in 2006 at one-for-one ratio as a result of the Group’s 2006 Re-organization as set out in Note 1.

On December 18, 2009, Renren Inc. repurchased 3,500,000 Series A shares and 1,457,140 Series B shares at $2,100 and $874, respectively. The excess of the repurchase price over the initial issuance price of the repurchased shares, amounting to $2,911, was recorded as an increase of accumulated deficit, and was deducted from net income (loss) attributable to Renren Inc in the calculation of basic net income (loss) per share of the Company. After the completion of this repurchase, the issued and outstanding Series A shares and Series B shares were reduced to 96,500,000 and 91,101,540, respectively.

In January 2010, the Company repurchased 11,400,000 Series A shares and 9,000,000 Series B shares at $6,840 and $5,400, respectively. In August 2010, the Company repurchased 600,000 Series B shares at $360. The repurchased Series A and B shares were canceled immediately. The excess of the repurchase price over the initial issuance price of the repurchased shares, amounting to $12,224, was recorded as an increase of accumulated deficit, and was deducted from net income (loss) attributable to Renren Inc in the calculation of basic net income (loss) per share of the Company. After the completion of this repurchase, the issued and outstanding Series A shares and Series B shares were reduced to 85,100,000 and 81,501,540, respectively.

The key terms of the Series A shares and Series B shares are set out in Note 16.

16.	CONVERTIBLE REDEEMBABLE PREFERRED SHARES

In March 2006, Renren Inc. issued 215,959,520 shares of Series C convertible redeemable preferred shares (“Series C shares”) for cash proceeds of $48,100 to a group of investors.

On April 4, 2008, Renren Inc. issued 132,052,010 Series D convertible redeemable preferred shares (“Series D shares”) for cash proceeds of $130,000 at an average price of $0.98 per Series D share to certain investors. In connection with the issuance of Series D shares, Renren Inc. also granted certain warrants to a Series D shareholder to purchase additional Series D shares as set out in Note 18. The warrants were determined as liabilities by the Group and therefore, the Series D shares were initially recorded at $118,074, as the result of deducting $9,165, the initial fair value of the warrants, and $2,761 issuance costs from the $130,000 issuance price. The Company accreted the carrying amount of the Series D Shares immediately after the initial recognition to the redemption price of $130,000 and the $11,926 accretion amount was recorded as deemed dividend to the holders of the Series D shares in the year 2008.

In 2009, the Company issued additional 75,538,220 Series D shares upon the exercise of 2009 Series D warrants as set out in Note 18.

Upon the issuance of the Series D shares, Renren Inc. also repurchased 50,896,390 Series C shares at $48,100 (“2008 Buyback”), which was recorded as a reduction of carrying amount of the Series C shares.

On December 18, 2009, Renren Inc. further repurchased 37,014,690 Series C shares with cash consideration of $21,656 (“2009 Buyback”). The consideration was $13,445 higher than the carrying amount of the purchased Series C shares, which was $8,244. $2,477 of the total $13,445 excess was recorded as a reduction of additional paid in capital and then the remaining $10,968 was recorded as an increase of accumulated deficit when the additional paid in capital was already zero. The $13,445 excess was deducted

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	CONVERTIBLE REDEEMBABLE PREFERRED SHARES—continued

from net income (loss) attributable to Renren Inc in the calculation of basic net income (loss) per share of the Company. As a result of 2009 Buyback, the issued and outstanding Series C shares were reduced to 128,048,440.

In 2010, the Company issued additional 226,614,660 Series D shares upon the exercise of Tranche 3 and Tranche 4 Series D warrants as set out in Note 18.

The following is the roll forward of the carrying amounts of Series C and Series D shares for the three years ended December 31, 2008, 2009 and 2010:

Carrying amount
Series C Shares:
Balance as of January 1, 2008	$48,100
Repurchase of Series C shares in April 4, 2008	(11,336)

Balance as of January 1, 2009	36,764
Repurchase of Series C shares in December 18, 2009	(8,244)

Balance as of December 31, 2009	$28,520

Balance as of December 31, 2010	$28,520

Series D shares:
Balance of as of January 1, 2008	$—
Issuance in 2008	130,000
Net off issuance cost	(2,761)
Bifurcation of initial fair value of Series D warrants	(9,165)
Accretion to the Series D shares to the redemption value	11,926

Balance as of January 1, 2009	130,000
Exercise of 2009 Series D warrants (Note 18)	63,398

Balance as of December 31, 2009	$193,398
Exercise of Tranche 3 Series D warrants (Note 18)	98,538
Exercise of Tranche 4 Series D warrants (Note 18)	279,503

Balance as of December 31, 2010	$571,439

Except for the Series C and Series D shares redemption feature, all of the preferred shares, including Series A, B, C and D shares have substantial the same terms and are summarized as follows:

Redemption

For a period of nine months after March 2, 2011, at the election of the majority holders of the Series C shares, the Company shall redeem all of the outstanding Series C shares in cash at a redemption price per Series C share equal to the applicable original issuance price per Series C share plus all declared but unpaid dividends.

For a period of nine months after April 4, 2013 or 5th anniversary of the actual date of exercise of the 2009 and 2010 Series D warrants as set out in Note 18, at the election of the majority holders of the Series D shares, the Company shall redeem all of the outstanding Series D shares in cash at a redemption price per Series D shares equal to the applicable original issuance price per Series D shares plus all declared but unpaid dividends.

The Series A and Series B convertible preferred shares are not redeemable.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	CONVERTIBLE REDEEMBABLE PREFERRED SHARES—continued

Conversion

Each preferred share shall be convertible, at the option of the holder, at any time after issuance into such number of ordinary shares as determined by dividing the original issuance price by the conversion price. The conversion price is initially set at the original issuance price and then subject to adjustments for dilution, including but not limited to issuance of additional ordinary shares and share splits, in accordance with the conversion provisions of the Company’s articles of association. The preferred shares are also automatically converted at the consummation of the Company’s sale of ordinary shares in an underwritten initial public offering (the “IPO”) that results in aggregate gross proceeds not less than $50,000 (net of underwriting discounts and commissions). The conversion price for Series A shares, Series B shares, Series C shares and Series D shares are $0.0035, $0.035, $0.228 and $0.993, respectively.

Voting rights

Each preferred share shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such matters.

Dividends

The preferred shares are entitled to receive the same amount of dividend payable to the holders of ordinary shares, if declared by the Board of Directors of the Company, on the as-if converted basis.

Liquidation preference

In the event of any liquidation or sale transaction of the Company, either voluntary or involuntary, distributions to the shareholders of the Company shall be made in the following manner:

(1)	on a pari passu basis, each holders of the Series C and Series D shares shall be entitled to receive an amount equal to their original share issuance price for each Series C and Series D shares then held by such holder and an amount equal to all declared but unpaid dividends thereupon, prior to and in preference to any payment or distribution of any of the assets or surplus funds of the holders of the ordinary shares or any other class or series of shares. If the asset and funds legally available for payment or distribution is insufficient to permit the payment or distribution in full, payment or distribution shall be paid on a pro rata basis among the share holder of Series C and Series D shares.

As of December 31, 2010, the liquidation value of Series C and Series D shares was $26,713 and $403,854, respectively.

(2)	after distribution to holders of Series C and Series D shares in full, each holder of the Series A shares and Series B shares shall be entitled to receive an amount equal to the original share issuance price for each Series A shares and Series B share then held by such holder and an amount equal to all declared but unpaid dividends thereupon, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of the ordinary shares. If the asset and funds legally available for payment or distribution is insufficient to permit the payment or distribution in full, payment or distribution shall be paid on a pro rata basis to the share holder of Series A shares and Series B shares.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	CONVERTIBLE REDEEMBABLE PREFERRED SHARES—continued

Liquidation preference—continued

The remaining assets of the Company, if any, shall be paid or distributed to the holders of Series A shares, Series B shares, Series C shares, Series D shares and ordinary shares on a pro rata basis, based on the number of ordinary shares then held by each shareholder on an as-converted basis.

17.	PRO FORMA INFORMATION (UNAUDITED)

Unaudited pro forma balance sheet information as of December 31, 2010 assumes the automatic conversion of all of the outstanding Series A shares, Series B shares, Series C shares and Series D shares into ordinary shares at the original conversion ratio as described in Note 15 and Note 16, as if the exercise and conversion had occurred as of December 31, 2010.

Unaudited pro forma basic and diluted net income per Class A and Class B ordinary share reflecting the effect of the conversion of the Series A shares, Series B shares, Series C shares and Series D shares are not presented because the conversion would not result in a material reduction of earnings per share for the year 2010.

18.	WARRANTS

Series B warrants:

In connection with the issuance of the Series B shares as set out in Note 15, the Company granted Series B warrants to purchase 2,519,980 ordinary shares which were exercisable at any time before June 26, 2008 at exercise price of $0.05 per share. The Series B warrants were considered equity and were initially booked at $25, which was allocated from the Series B issuance proceeds based on the relative fair value of the Series B shares and Series B warrants. Such warrants were exercised in June, 2008.

Series D warrants:

In connection with the issuance of the Series D shares, on April 4, 2008, Renren Inc. granted a Series D shareholder warrants to purchase additional 100,717,630 (“2009 Series D warrants”) and 201,435,250 (“2010 Series D warrants”) Series D shares of the Company with exercise price of $0.993 per Series D share. The 2009 Series D warrants are exercisable by either the warrant holders or the Company in the period beginning on April 4, 2009 and ending on April 4, 2010. The 2010 Series D warrants are exercisable by either the warrant holders or the Company in the period beginning on April 4, 2010 and ending on April 4, 2011. The fair value of the 2009 Series D warrants and 2010 Series D warrants was $705 and $8,460, respectively, at the issuance date. The warrants were determined as free standing financial instruments required to be measured at fair value since the underlying instruments, i.e. Series D shares are redeemable instruments and therefore the warrants held by the holder are required to be classified as liability and were initially recognized at the fair value of $9,165. However, the entire instrument comprises both a right for the warrant holder to exercise and a right for the Company to require the warrant holder to exercise. Consequently, as at December 31, 2008 the Series D warrants were determined to be assets with fair value of $63,710 as a result of the decline of the Company’s fair value since the issuance date of the warrants. The change in fair value of $72,875 was recorded as a gain in the consolidated statement of operations for the year ended December 31, 2008.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	WARRANTS—continued

Series D warrants:—continued

On July 2, 2009, Renren Inc. and the warrant holder entered into an agreement to amend the 2009 Series D warrants and 2010 Series D warrants issued by Renren Inc. on April 4, 2008. According to the amended agreement, the originally granted Series D warrants were replaced with the following terms:

(1)	Change of the structure of the number of warrants granted

While the total number of warrants granted did not change, the structure of the number of warrants granted were agreed to be changed as follows:

Pre-amendment		After-amendment
Tranches	Number of warrants	Tranches	Number of warrants
2009 Series D Warrants	100,717,630	2009 Series D Warrants	75,538,220
		Tranche 3 Warrants	75,538,220
2010 Series D Warrants	201,435,250	Tranche 4 Warrants	151,076,440

Total	302,152,880		302,152,880

(2)	Change of the exercise periods: The 2009 Series D warrants are exercisable in the period beginning on April 4, 2009 and ending on July 2, 2009. The Tranche 3 Warrants are exercisable by either the warrant holders or the Company in the period beginning on April 4, 2010 and ending on July 1, 2010, and Tranche 4 Warrants are exercisable with exercising period from April 2, 2010 to July 1, 2011.

(3)	Change in exercise party: the 2009 Series D warrants and the Tranche 3 Warrants are exercisable by either the warrant holder or the Company. The Tranche 4 Warrants are only exercisable by the warrant holder.

After the amendment, the warrant holder exercised its 2009 Series D warrants in 2009 to purchase 75,538,220 Series D shares of the Company. As a result, the cash proceeds of $63,398, after reduction of $17,007, which was the carrying amount of the warrants asset prior to the exercise, was recorded as addition to the Series D shares.

In July 2010, the Series D warrant holder exercised 75,538,220 shares Tranche 3 Series D warrants. As a result, the cash proceeds of $84,106 plus $14,432, which was the carrying amount of the warrants liability prior to the exercise, was recorded as addition to the Series D shares.

In December 2010, the remaining 151,076,440 Tranche 4 Series D warrants were fully exercised by the warrant holder. Cash proceeds of $198,090 were booked as amount due from related parties as of December 31, 2010 and received in January 2011. The fair value of warrants liability prior to the exercise, $81,413 plus the consideration receivable for the exercise of warrants was recorded as addition to the Series D shares.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	WARRANTS—continued

Series D warrants:—continued

The change in the carrying amounts, which were also the fair value, of the Series D warrants was summarized as follows:

Amounts
Balance as of January 1, 2008	$—
Issuance of Series D warrants	9,165
Gain on change of fair value of Series D warrants	(72,875)

Balance as of January 1, 2009	(63,710)
Loss on change of fair value of Series D warrants before amendment	17,818
Change in fair value as of the amendment	49,538
Exercise of 2009 Series D warrants	17,007
Loss on change of fair value of Series D warrants after amendment	828

Balance as of December 31, 2009	$21,481
Loss on change of fair value of Series D warrants	74,364
Exercise of Tranche 3 Series D warrants	(14,432)
Exercise of Tranche 4 Series D warrants before the exercises	(81,413)

Balance as of December 31, 2010	$—

The fair value of the 2009 Series D Warrants and 2010 Series D Warrants were determined by the Group with the assistance of Marsh, an independent valuation firm, and was determined using the Black-Scholes option pricing model with assumptions as follows:

For 2009 Series D warrants:

	As of April 5, 2008	As of December 31, 2008	As of December 31, 2009
Risk-fee rate of return	3.59%	2.47%	1.16%
Expected remaining contractual life of the warrants	2 years	1.26 years	0.5 year
Volatility	49.4%	78.3%	45.7%
Expected dividend yield	—	—	—

For 2010 Series D warrants:

	As of April 5, 2008	As of December 31, 2008	As of December 31, 2009	As of July 2, 2010	As of December 27, 2010
Risk-fee rate of return	3.67%	3.14%	1.16~ 1.59%	1.26~ 1.43%	1.11%
Expected remaining contractual life of the warrants	3 years	2.26 years	0.5~ 1.5 years	0~1 year	0.5 year
Volatility	48.1%	69.9%	45.7%~ 65.8%	43.5%	38.0%
Expected dividend yield	—	—	—	—	—

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group’s financial assets measured at fair value on a recurring basis as of December 31, 2009 and 2010 include available-for-sale securities as set out in Note 7 based on level 1 or level 3 input. The Group’s financial liabilities measured at fair value on a recurring basis include warrants to issue Series D shares as set out in Note 18 based on Level 3 inputs as of December 31, 2009. There were no financial liabilities measured at fair value on recurring basis as of December 31, 2010.

The Group determined the fair value of the auction rate securities approximate to their costs due to the short auction period, which is considered a level 3 determination.

The Group measured the fair value of the warrants using Black-Scholes option pricing model. In applying the pricing model, the Group considered key inputs, including exercise price, expiration life, risk free rate, dividend yield, expected volatility and the fair value of the underlying instrument of the warrants. The warrants are considered Level 3 liabilities/assets because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing these assets and liabilities.

The following table summarizes the Group’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2009, and 2010, respectively:

	As of December 31, 2009
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Assets:
Available-for-sale securities	$34,779	$—	$1,590	$36,369

Total assets at fair value	$34,779	$—	$1,590	$36,369

Liabilities:
Warrants	$—	$—	$21,481	$21,481

Total liabilities at fair value	$—	$—	$21,481	$21,481

	As of December 31, 2010
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Assets:
Available-for-sale securities	$62,318	$—	$—	$62,318

Total assets at fair value	$62,318	$—	$—	$62,318

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	FAIR VALUE MEASUREMENTS—continued

Measured on recurring basis—continued

The following table summarized the movement of the balances of the Group’s financial assets measured at fair value with level 3 inputs on a recurring basis:

Amounts
Balance as of January 1, 2008	$450
Purchase of auction rate securities	1,740

Balance as of January 1, 2009	2,190
Sales of auction rate securities	(600)

Balance as of December 31, 2009	1,590
Sales of auction rate securities	(1,590)

Balance as of December 31, 2010	$—

The following table summarized the movement of the balances of the Group’s financial liabilities measured at fair value with level 3 inputs on a recurring basis:

Amounts
Balance as of January 1, 2008	$—
Issuance of Series D warrants	9,165
Gain on change of fair value of Series D warrants	(72,875)

Balance as of January 1, 2009	(63,710)
Exercise of 2009 Series D warrants	17,007
Loss on change of fair value of Series D warrants	68,184

Balance as of December 31, 2009	21,481
Exercise of 2010 Series D warrants	(95,845)
Loss on change of fair value of Series D warrants	74,364

Balance as of December 31, 2010	$—

Measured at fair value on a non-recurring basis

The Group measured the equity method investment in Xin Qi and cost method investment in Ka Dang at fair value on a nonrecurring basis when it wrote down the carrying amounts of the investments to their fair value as a result of the impairment assessments (Note 8). The determination of fair value of the investment involves judgment as to the severity and duration of the decline below fair value. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management estimation on the future performance of the investees and the recoverability of the investment.

The Group re-measured certain intangible assets at their value on a nonrecurring basis as results of the impairment loss recognized in 2009, as set out in Note 10. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the discounted future cash flow.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.	NONCONTROLLING INTEREST

Total
Balance as of January 1, 2008	$155
Purchase of noncontrolling interest in Beijing Jiu Tong	30
Net loss	(185)

Balance as of December 31, 2008	$—

The Group acquired the remaining 20% noncontrolling interest in Beijing Jiu Tong in October 2008. As a result, no noncontrolling interest exists as of December 31, 2009 and after.

21.	SHARE-BASED COMPENSATION

The Company adopted 2003 Stock Incentive Option Plan (the “2003 Plan”), 2004 Stock Incentive Option Plan (the “2004 Plan”), 2005 Stock Incentive Option Plan (the “2005 Plan”), 2006 Stock Incentive Option Plan (the “2006 Plan”), 2008 Stock Incentive Option Plan (the “2008 Plan”), and 2009 Stock Incentive Option Plan (the “2009 Plan”) for the granting of stock options and incentive stock options to employees and executives to reward them for service to the Company and to provide incentives for future service.

In October 2007, the Company’s Board of Directors approved 27,006,040 shares for option grants under the 2006 Plan. The majority options will vest over four years where 25% of the options will vest at the end of the first year, 25% will vest yearly in the second year through the fourth years. The stock options expire 10 years from the date of grant. All the authorized 27,006,040 options were granted to employees, management and external advisors in 2007.

On January 31, 2008, the Company’s Board of Directors approved 60,312,000 shares for option grants under the 2008 Plan. The options were granted in two batches with the majority options to be vested over four years. For Batch I options, 25% will be vested on the first anniversary and the remaining will vest 1/36 monthly from the second year to the fourth year, whereas Batch II options will be vested evenly on monthly basis over the four years period. The stock options expire in 10 years from the date of grant. All the authorized 60,312,000 options were granted to employees and management in 2008.

On October 15, 2009, the Company’s Board of Directors approved 39,064,000 shares for option grants under the 2009 Plan. The options will vest over three years where 25% of the options will vest on the grant date, 75% will vest evenly each subsequent calendar month through the three years. The stock options expire in 10 years from the date of grant. All the authorized 39,064,000 options were granted to employees and management in 2009.

On various dates from March to October 2010, the Company granted 3,980,630 stock options to certain employees and advisor at exercise prices ranging from $0.08 to $0.18 per share. The options will vest either (1) 100% immediately upon grant, (2) over two years where 50% of the options will vest at the end of the first year, 1/24 will vest at each of the monthly anniversary for the grant date from the second year or (3) over four years where 25% of the options will vest at the end of the first year, 1/36 of the remaining 75% will vest at each of the monthly anniversary for the grant date from the second year through the fourth years.

In June 2010, the Board of Directors approved the early exercise of 84,395,110 stock options held by seven company executives in exchange for promissory notes with an interest rate of 5.4% per annum. The early exercise did not change the vesting schedule and other terms, e.g. automatic forfeiture upon employment termination before the original vesting period, of the options granted.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.	SHARE-BASED COMPENSATION—continued

The promissory notes are due and payable at the earlier of 3 years from issuance, termination of employment with the Group, or an initial public offering of the Company or any subsidiaries of its subsidiaries. The loans are secured by the pledge of the underlying ordinary share issued upon the early exercise. The loans are fully repaid in April 2011 as set out in Note 31.

The promissory notes are considered in-substance nonrecourse loans and consequently in substance the options still remain to be exercised. The shares issued upon the early exercise were not included in the calculation of basic earnings per share.

The exercise with promissory notes was considered as a modification to the share-based compensation arrangement but without an incremental compensation cost.

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option-pricing model with assistance from Marsh, an independent valuation firm, with the following assumptions used.

	Year ended December 31,
	2008	2009	2010
Risk-free interest rate	4.07%-4.16%	3.16%	0.96%~3.49%
Expected life (years)	5.79-6.08	6.08	0.36~7.27
Volatility rate	59.60%-60.10%	63.60%	42.0%~61.0%
Dividend yield	—	—	—

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of US dollar dominated China Sovereign Bonds with a maturity period equals to the expected term of the options as of the valuation date. The Company’s options are denominated in United States Dollar.

(3)	Expected term

For the options granted to employees, as the Company did not have sufficient historical share option exercise experience, it estimated the expected term as the average between the vesting term of the options and the original contractual term.

For the options granted to non-employees, the Company estimated the expected term as the original contractual term.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.	SHARE-BASED COMPENSATION—continued

(5)	Exercise price

The exercise price of the options was determined by the Group’s board of directors.

(6)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation. The management estimated the fair value of the ordinary shares on the grant dates with the assistance of Marsh, an independent valuation firm.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 was $10,908.

The following table summarizes information with respect to share options outstanding as of December 31, 2010:

	Options outstanding				Options exercisable
	Number outstanding	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Weighted- average intrinsic value	Number of exercisable	Weighted- average exercise price	Weighted- average remaining contractual life	Weighted- average intrinsic value
Range of exercise price:
$0.08–0.18	120,043,620	$0.18	1.43	$112,824	76,373,190	$0.18	1.43	$71,905
$0.20–0.30	1,743,880	$0.22	—	1,559	1,743,880	0.22	—	1,559
$0.35–0.38	1,120,000	$0.36	—	852	1,120,000	0.36	—	852

	122,907,500			$115,235	79,237,070			$74,316

The following table summarizes information regarding the stock options granted:

Grant date	Options granted	Weighted average exercise price per option	Weighted average fair value per option at grant date	Weighted average intrinsic value per option at the grant dates
Balance, January 1, 2008	48,518,000	0.17
Granted	60,312,000	0.18	$0.15	$—
Exercised	(444,320)	0.13
Forfeited	(7,821,100)	0.18

Balance, December 31, 2008	100,564,580	0.18
Granted	39,064,000	0.18	$0.22	$0.04
Exercised	(1,500,000)	0.18
Forfeited	(2,837,170)	0.18

Balance, December 31, 2009	135,291,410	0.18
Granted	3,980,630	0.18	$0.36	$0.18
Exercised	(11,058,330)	0.14
Forfeited	(5,306,210)	0.18

Balance, December 31, 2010	122,907,500	0.18

Exercisable, December 31, 2009	64,627,190	$0.17

Exercisable, December 31, 2010	79,237,070	$0.18

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.	SHARE-BASED COMPENSATION—continued

For employee stock options, the Group recorded share-based compensation of $1,037, $2,133 and $2,790 during the years ended December 31, 2008, 2009 and 2010, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method. For non-employee options the Group recorded share-based compensation of $195, $123 and $8 during the years ended December 31, 2008, 2009 and 2010, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

These amounts were classified as research and development expenses at $176, $232 and $572, selling and marketing expenses at $79, $78 and $121 and general and administrative expenses at $977 (including $195 for non-employees), $1,946 (including $123 for non-employees), and $2,105 (including $8 for non-employees), respectively, for the years ended December 31, 2008, 2009 and 2010, in the accompanying consolidated statement of operations.

As of December 31, 2010, there was $5,551 unrecognized share-based compensation cost relating to share options. This amount is expected to be recognized over a weighted-average vesting period of 1.43 years.

22.	SUBSCRIPTION RECEIVABLE

In October 2010, the Company issued 7,000,000 ordinary shares to two Company executives at $0.701 per share, respectively. The two executives issued promissory notes of $4,909 bearing an interest rate of 5.6% per annum to the Company to settle the issuance consideration. The promissory notes become due and payable at the earlier of (1)3 years, (2) termination of employment of the two executives with the Group, and (3) immediately prior to the Company’s qualified IPO. The loans are secured by the pledge of the underlying ordinary shares to be issued. The Group recorded the loans receivable as subscription receivable, a contra-account in equity, as of December 31, 2010.

23.	EXCHANGE GAIN/LOSS FROM DUAL CURRENCY DEPOSITS

The Company entered into contracts with a bank with respect to dual currency deposits (“DCDs”), which were denominated in currencies other than the functional currency of the Company and were generally of 7 days to 21 days duration at a fixed interest rate. The Group made the investment in dual currency deposits for the purpose of enhancing the yields of the Group’s cash balances. At December 31, 2009 and 2010, there was no DCD contract outstanding, and due to the fluctuation of the foreign exchange rates, the Group recognized a profit (loss) of $(12,914), $1,673 and $3,781 for the years ended December 31, 2008, 2009 and 2010, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

24.	RELATED PARTY BALANCES AND TRANSACTIONS

Details of related party balances and transactions as of December 31, 2009 and 2010 are as follows:

As of December 31, 2009 and 2010, amounts due from related parties are $60 and $218,456, and details are as follows:

(a)	Receivable from executives:

	As of December 31,
	2009	2010
James Jian Liu, a director of the Company	$60	$747
Hui Huang, Chief Financial Officer of the Company	—	68
Joseph Chen, a director of the Company	—	1,108

Total	$60	$1,923

The balances are due and payable at the earlier of July 2013, termination of employment with the Group, or an initial public offering of the Company or any subsidiaries of its subsidiaries with interest rate of 5.4% per annum.

(b)	Consideration receivable from disposal of Mop.com, Gummy Inc. and cost method investment in Global Net:

	As of December 31,
	2009	2010
OPH, an entity controlled by the CEO of the Company (Note 4)	$—	$18,443

(c)	Consideration receivable from exercise of Tranche 4 Series D warrants:

	As of December 31,
	2009	2010
SB Pan Pacific Corporation, a principal Shareholder (Note 18)	$—	$198,090

The consideration was subsequently received in late January 2011.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

25.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has one operating segment.

Components of net revenues are presented in the following table:

	Years ended December 31,
	2008	2009	2010
Online advertising	$6,776	$18,408	$32,003
IVAS:
Online gaming	6,272	23,565	34,413
Other IVAS	734	4,711	10,119

Sub-total	7,006	28,276	44,532

Total	$13,782	$46,684	$76,535

Substantially all of the Company’s revenues for the years ended December 31, 2008, 2009 and 2010 were generated from the PRC.

As of December 31, 2008, 2009 and 2010, respectively, substantially all of long-lived assets of the Group are located in the PRC.

26.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	Years ended December 31,
	2008	2009	2010
Net income (loss):
Income (loss) from continuing operations	$51,892	$(68,267)	$(61,195)
Loss (income) on discontinued operations, net of tax	(2,740)	(1,848)	(2,960)
Net income (loss)	49,152	(70,115)	(64,155)
Add: net loss from discontinued operations attributable to noncontrolling interest	185	—	—
Net income (loss) attributable to Renren Inc. shareholders before allocation to participating securities	49,337	(70,115)	(64,155)
Less: Net income (loss) allocated to participating securities (i)
Excess of repurchase consideration paid over carrying value of Series A preferred share (ii)	—	(2,088)	(6,800)
Other distributed earnings allocated to Series A shares	(436)	—	—

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

26.	EARNINGS PER SHARE—continued

	Years ended December 31,
	2008	2009	2010
Net income attributable to Series A preferred share holder for computing basic net income per ordinary share	(436)	(2,088)	(6,800)
Excess of repurchase consideration paid over carrying value of Series B preferred share (ii):	—	(823)	(5,424)
Other distributed earnings allocated to Series B shares	(403)	—	—

Net income attributable to Series B preferred share holder for computing basic net income per ordinary share	(403)	(823)	(5,424)
Excess of repurchase consideration paid over carrying value of Series C preferred share (ii):	(36,764)	(13,445)	—
Other distributed earnings allocated to Series C shares	(702)	—	—

Net income attributable to Series C preferred share holder for computing basic net income per ordinary share	(37,466)	(13,445)	—
Accretion to Series D shares to the redemption value	(11,926)	—	—
Other distributed earnings allocated to Series D shares	(576)	—	—

Net income attributable to Series D preferred share holder for computing basic net income per ordinary share	(12,502)	—	—
Net income (loss) allocated for computing net income (loss) per ordinary shares
—continuing operations	1,085	(84,623)	(73,419)
—discontinued operations	(2,555)	(1,848)	(2,960)
Net loss attributable to Renren Inc. shareholders	$(1,470)	$(86,471)	$(76,379)

Weighted average number of ordinary shares outstanding used in computing net income (loss) per ordinary share-basic	247,587,070	250,730,367	244,613,530
Weighted average number of ordinary shares outstanding used in computing net income (loss) per ordinary share-diluted (iii)	251,533,130	250,730,367	244,613,530
Net loss per ordinary share attributable to Renren Inc. shareholders—basic:
Income (loss) from continuing operations	$0.00	$(0.34)	$(0.30)
Loss on discontinued operations	(0.01)	(0.01)	(0.01)

Net loss per ordinary share attributable to Renren Inc. shareholders—basic:	$(0.01)	$(0.35)	$(0.31)

Net loss per ordinary share attributable to Renren Inc. shareholders—diluted:
Income (loss) from continuing operations	$0.00	$(0.34)	$(0.30)
Loss on discontinued operations	(0.01)	(0.01)	(0.01)

Net loss per ordinary share attributable to Renren Inc. shareholders—diluted:	$(0.01)	$(0.35)	$(0.31)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

26.	EARNINGS PER SHARE—continued

Notes:

(i)	The Group has determined that its convertible preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings.

(ii)	The Company repurchased certain Series A, B and C preferred shares in year 2008, 2009 and 2010, respectively, as set out in Note 15 and Note 16. The excesses of the cash consideration paid by the Company to redeem such preferred shares over the carrying amount of the preferred shares as of the redemption dates were subtracted from the net income (loss) to arrive at the net income (loss) allocated for computing net income (loss) for ordinary shares for continuing operations.

(iii)	The calculation of the weighted average number of ordinary shares for the purpose of diluted net loss per share has included the effect of certain securities. For the year ended December 31, 2008, such securities include incremental weighted average number of 874,690 and 3,071,370 ordinary shares from the assumed exercise of Series B warrants and share options using the treasure stock method, respectively.

The Series A shares, Series B shares, Series C shares, Series D shares and Series D warrants outstanding during 2008, 2009 and 2010 could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income (loss) per share for the years ended December 31, 2008, 2009 and 2010 because their effect would be anti-dilutive.

27.	COMMITMENTS

The Group leases its facilities and offices under non-cancelable operating lease agreements. In addition, the Group pays telecommunications carriers and other service providers for telecommunications services and for hosting its servers at their internet data centers under non-cancelable agreements, which are treated as operating leases. These leases expire through 2012 and are renewable upon negotiation. Rental expenses under operating leases for 2008, 2009 and 2010 were $5,973, $9,395 and $13,527, respectively.

Future minimum lease payments under such leases as of December 31, 2010 were as follows:

2011	$9,006
2012	10

$9,016

28.	CONTINGENCY

(i)	In 2009, kaixin001.com, one of the Group’s competitors, filed a lawsuit in the Beijing Second Intermediate People’s Court for unfair competition against one of the subsidiaries of the Group for operating a website with the domain name kaixin.com. Based on the advice of counsel and the Group’s assessment, a liability of $732 was accrued in other payables for potential liability upon settlement of this lawsuit which represented the 50% of the claimed amount by the plaintiff and reflected the reasonable estimate of the management on the probable unfavorable outcome of the litigation considering all available information at that time.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

28.	CONTINGENCY—continued

In October 2010, the local court in Beijing rendered a judgment, which requested the Group to pay damages in an amount equivalent to approximately $60 to the plaintiff. However, the plaintiff has appealed the court’s ruling and based on all available information up to the date of the issuance of financial statements, the management reversed $581 of the accrual and retained $151 accrual as of December 31, 2010.

(ii)	As the social commerce industry in China is at an early stage of development, currently there are no PRC laws or regulations specifically governing the social commerce business in China. In particular, currently there is no PRC law or regulation specifically addressing the business tax obligations associated with social commerce services. The Group believes it is appropriate and reports revenue for business tax purposes to the relevant government authority in the same manner as the revenues are recognized from an accounting perspective, i.e. on a net basis as set out in Note 2. However, if the relevant government authority were to determine that business tax should be paid on the gross amount of sales relating to the social commerce services, this would result in an increase of approximately $650 of additional liability for business tax and a consequent reduction in net income for the year 2010. In addition, the PRC tax authorities may impose late payment fees and other penalties on the Group for any unpaid business taxes.

29.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $3,344 and $6,078 for the years ended December 31, 2009 and 2010, respectively.

30.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE located in the PRC (mainland), being foreign invested enterprises established in the PRC (mainland), are required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC (mainland) subsidiaries were $nil and $2,595 for the years ended December 31, 2008 and 2009. In 2010, because the statutory reserve has reached 50% of their relevant registered capital, no appropriation was made.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2010,

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

30.	STATUTORY RESERVES AND RESTRICTED NET ASSETS—continued

the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was $29,748. As of December 31, 2010, the aggregate amounts of net assets of the relevant subsidiaries and VIE in the Group free of restriction from distribution was $11,127.

31.	SUBSEQUENT EVENTS

The Group has evaluated events subsequent to the balance sheet date of December 31, 2010 through April 15, 2011, which is the date the audited consolidated financial statements were available to be issued.

Grant of share option

In January 2011, the Company granted 12,608,500 share options to certain employees and advisors at the exercise price of $1.20 per share, where 25% of the options will be vested on December 31, 2011 and 1/36 of the remaining 75% will be vested at each of the monthly anniversary of the grant date since December 31, 2011 through the end of the fourth year. The Group has determined the grant day fair value of the options was $7,649, which will be recognized in the consolidated statement of operations in the next four years.

Repurchase of ordinary shares

On January 31, 2011, the Company repurchased 800,000 ordinary shares from non-employee shareholders at a price of $0.7 per share.

Exercise of share option

Up to the date of this report, 2,435,540 vested options were exercised by employees and non-employee grantees at a total exercise price of $366.

Share split

In March 2011, the Board of Directors and the shareholders of the Company approved the following changes to the Company’s share capital.

Each of the previously issued ordinary shares, Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares, was split into 10 ordinary or preferred shares, respectively. All shares and per share information presented in the accompanying consolidated financial statements have been revised on a retroactive basis to reflect the share split as if the new share structure had been in place throughout the periods presented.

Conversion of the ordinary shares

In April 2011, the Board of Directors and the shareholders of the Company approved the following changes to the Company’s share capital.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of US dollars, except share data and per share data, or otherwise noted)

31.	SUBSEQUENT EVENTS—continued

Conversion of the ordinary shares—continued

Immediately prior to the completion of the qualified IPO, the Company’s authorized share capital will be divided into 3,000,000,000 Class A ordinary shares with a par value of $0.001 per share and 500,000,000 Class B ordinary shares with a par value of $0.001 per share.

Contemporaneously with the completion of the qualified IPO (i) 25,571,420 series A preferred shares, 70,701,580 series B preferred shares and 173,985,970 ordinary shares held by Mr. Joseph Chen and his transferees which are his affiliates will be automatically converted as Class B ordinary shares on a 1-for-1 basis, (ii) 135,129,480 series D preferred shares held by SB Pan Pacific Corporation and its transferees which are its affiliates will be automatically converted as Class B ordinary shares on a 1-for-1 basis, and (iii) all of the remaining ordinary shares and preferred shares that are issued and outstanding will be automatically converted into Class A ordinary shares on a 1-for-1 basis.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except that (i) in all matters subject to a vote at general meetings of the Company, Class B Ordinary Shares are entitled to ten votes whereas Class A Ordinary Shares are entitled to one vote, and (ii) each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Litigation with Kaixin001

On April 11, 2011, the Beijing Higher People’s Court announced its final judgment, which rejected the appeal by Kaixin001.com, and sustained the original judgment by the local court in Beijing as disclosed in Note 28. As a result, the Group did not change the accrual liability from the amount accrued as of December 31, 2010.

Early exercise of share option

In April 2011, the Board of Directors approved the early exercise of 440,000 share options held by a director of the Company at the cash proceeds of $528. The early exercise did not change the vesting schedule and other terms, e.g. automatic forfeiture upon employment termination before the original vesting period, of the options granted.

Receipt of the repayment of amounts due from related parties

In April 2011, the Company received all the outstanding balance of amounts due from related parties as of December 31, 2010 as set out in Note 21, Note 22 and Note 24.

RENREN INC.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2009	2010
ASSETS

Current assets:
Cash and cash equivalents	$72,115	$97,947
Short-term investments	36,369	62,318
Prepaid expense	—	2,826
Amounts due from subsidiaries	79,716	125,314
Amounts due from related parties	60	218,456

Total current assets	188,260	506,861

Equipment, net	—	800
Investment in subsidiaries and VIE	(29,215)	(76,290)
Cost method investment	261	—

TOTAL ASSETS	$159,306	$431,371

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY (DEFICIT)
Current liabilities:
Accrued expenses and other payables	$409	$804
Warrants	21,481	—

Total current liabilities	21,890	804

TOTAL LIABILITIES	21,890	804

Series C convertible redeemable preferred shares ($0.001 par value; 215,959,520 shares authorized, issuance price $0.223 per share; 128,048,440 and 128,048,440 shares issued and outstanding as of December 31, 2009 and 2010, respectively, liquidation value of $26,713)	28,520	28,520
Series D convertible redeemable preferred shares ($0.001 par value; 434,204,890 shares authorized, and issuance price $0.993 per share; 207,590,230 and 434,204,890 shares issued and outstanding as of December 31, 2009 and 2010, respectively, liquidation value of $403,854)	193,398	571,439

RENREN INC.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS—continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2009	2010
Shareholder’s Equity (Deficit):
Series A convertible preferred shares ($0.001 par value; 100,000,000 shares authorized; 96,500,000 and 85,100,000 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	97	85
Series B convertible preferred shares ($0.001 par value; 100,000,000 shares authorized; 91,101,540 and 81,501,540 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	91	82
Ordinary shares ($0.001 par value; 2,000,000,000 shares authorized; 250,772,640 and 211,383,000 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	251	211
Additional paid-in capital	—	9,470
Subscription receivable	—	(4,909)
Accumulated other comprehensive income	18,794	46,646
Accumulated deficit	(103,735)	(220,977)

Total equity (deficit)	(84,502)	(169,392)

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY (DEFICIT)	$159,306	$431,371

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2008	2009	2010
Operating expenses:
General and administrative	$(1,914)	$(3,237)	$(3,683)

Total operating expenses	(1,914)	(3,237)	(3,683)

Loss from operations	(1,914)	(3,237)	(3,683)
Change in fair value of warrants	72,875	(68,184)	(74,364)
Exchange (loss) gain on dual currency deposit	(12,914)	1,673	3,781
Interest income	774	106	54
Realized gain on marketable securities	—	755	—
Gain on disposal of cost method investment	—	—	40
Impairment on cost method investment	(350)	—	—

Income (loss) before provision for income tax and loss in equity method investment	58,471	(68,887)	(74,172)
Tax on capital gain for disposal of subsidiaries	—	—	(426)

Income (loss) before loss in equity method investment, net of income taxes	58,471	(68,887)	(74,598)
Loss on disposal of investment in subsidiary	—	—	(3,463)
Share of (loss) income from subsidiaries and VIE	(9,134)	(1,228)	13,906

Net income (loss)	$49,337	$(70,115)	$(64,155)

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CHANGES IN EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Series A convertible preferred shares		Series B convertible preferred shares		Ordinary shares		Additional paid-in capital	Warrants	Accumulated other comprehensive income	Accumulated deficit	Total Renren Inc’s deficit	Total comprehe- nsive income (loss) for the year
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at January 1, 2008	100,000,000	$100	92,558,680	$93	246,094,040	$246	$20,082	$25	$4,366	$(41,851)	$(16,939)
Exercise of Series B warrants	—	—	—	—	2,519,980	2	149	(25)	—	—	126
Exercise of share option	—	—	—	—	444,320	1	—	—	—	—	1
Share-based compensation	—	—	—	—	—	—	1,232	—	—	—	1,232
Reversal of previously recognized unrealized gain upon disposal of an available-for-sale investment, net of tax effect of nil	—	—	—	—	—	—	—	—	(998)	—	(998)	$(998)
Unrealized gain on marketable securities, net of tax effect of nil	—	—	—	—	—	—	—	—	1,340	—	1,340	1,340
Excess of repurchase consideration paid over the carrying amount of Series C shares (Note 16)	—	—	—	—	—	—	(21,463)	—	—	(15,301)	(36,764)
Accretion to the Series D shares to the redemption value	—	—	—	—	—	—	—	—	—	(11,926)	(11,926)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	2,190	—	2,190	2,190
Net income	—	—	—	—	—	—	—	—	—	49,337	49,337	49,337

Balances at December 31, 2008	100,000,000	$100	92,558,680	$93	249,058,340	$249	$—	$—	$6,898	$(19,741)	$(12,401)	$51,869

Issuance of ordinary shares	—	—	—	—	214,300	—	11	—	—	—	11
Exercise of option	—	—	—	—	1,500,000	2	268	—	—	—	270
Share-based compensation	—	—	—	—	—	—	2,256	—	—	—	2,256
Repurchase of Series A and B shares	(3,500,000)	(3)	(1,457,140)	(2)	—	—	(58)	—	—	(2,911)	(2,974)
Excess of repurchase consideration paid over the carrying amount of Series C shares (Note 16)	—	—	—	—	—	—	(2,477)	—	—	(10,968)	(13,445)
Unrealized gain on marketable securities, net of tax effect of nil	—	—	—	—	—	—	—	—	12,687	—	12,687	$12,687
Transfer to statement of operations of realized gain on available-for-sale investment, net of tax effect of nil	—	—	—	—	—	—	—	—	(755)	—	(755)	(755)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(36)	—	(36)	(36)
Net loss	—	—	—	—	—	—	—	—	—	(70,115)	(70,115)	(70,115)

Balances at December 31, 2009	96,500,000	$97	91,101,540	$91	250,772,640	$251	$—	$—	$18,794	$(103,735)	$(84,502)	$(58,219)

The accompanying notes are integral part of these consolidated financial statements.

RENREN INC.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CHANGES IN EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)—continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Series A convertible preferred shares		Series B convertible preferred shares		Ordinary shares		Additional paid-in capital	Subscription receivable	Accumu- lated other comprehensive income	Accumu- lated deficit	Total Renren Inc.’s deficit	Total compre- hensive income (loss) for the year
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at January 1, 2010	96,500,000	$97	91,101,540	$91	250,772,640	$251	$—	$—	$18,794	$(103,735)	$(84,502)
Issuance of ordinary shares	—	—	—	—	10,000,000	10	7,003	(4,909)	—	—	2,104
Exercise of option	—	—	—	—	11,058,330	11	1,555	—	—	—	1,566
Share-based compensation	—	—	—	—	—	—	2,798	—	—	—	2,798
Repurchase of ordinary shares	—	—	—	—	(60,447,970)	(61)	(1,531)	—	—	(40,863)	(42,455)
Repurchase of Series A shares	(11,400,000)	(12)	—	—	—	—	(28)	—	—	(6,800)	(6,840)
Repurchase of Series B shares	—	—	(9,600,000)	(9)	—	—	(327)	—	—	(5,424)	(5,760)
Unrealized gain on marketable securities, net of tax effect of nil	—	—	—	—	—	—	—	—	27,539	—	27,539	$27,539
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	313	—	313	313
Net loss	—	—	—	—	—	—	—	—	—	(64,155)	(64,155)	(64,155)

Balances at December 31, 2010	85,100,000	$85	81,501,540	$82	211,383,000	$211	$9,470	$(4,909)	$46,646	$(220,977)	$(169,392)	$(36,303)

The accompanying notes are integral part of these consolidated financial statements.

RENREN INC.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(In thousands of US dollars, or otherwise noted)

	Year ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income (loss)	$49,337	$(70,115)	$(64,155)
Adjustments to reconcile net income (loss) to net cash (used in) operating activities:
Exchange loss (gain) on dual currency deposit	12,914	(1,673)	(3,781)
Realized gain in marketable security	—	(755)	—
Loss (gain) on investment in subsidiaries and VIE	9,134	1,228	(13,906)
Gain on disposal of cost method investments	—	—	(40)
Loss on disposal of investment in subsidiary	—	—	3,463
Impairment on cost method investments	350	—	—
Change in fair value of warrants	(72,875)	68,184	74,364
Share-based compensation expense	1,232	2,256	2,798
Changes in operating assets and liabilities:
Accrued expenses and other payables	(2,810)	(36)	395

Net cash (used in) operating activities	(2,718)	(911)	(862)

Cash flows from investing activities:
Sales of short-term investments	842,091	979,897	1,713,833
Purchase of short-term investments	(867,532)	(988,681)	(1,712,243)
Purchase of equipments	—	—	(800)
Intercompany receivable	(10,402)	(15,005)	(5,452)

Net cash used in investing activities	(35,843)	(23,789)	(4,662)

Cash flows from financing activities:
Issuance of ordinary shares	—	11	2,104
Repurchase of Series A shares	—	(2,100)	(6,840)
Repurchase of Series B shares	—	(874)	(5,760)
Repurchase of Series C shares	(48,100)	(21,656)	—
Repurchase of Ordinary shares	—	—	(42,254)
Net proceeds from Series D financing (net of issuance cost of $2,761)	127,239	—	—
Prepayment received for exercise of option	270	—	—
Proceeds from exercise of Series B warrants	126	—	—
Proceeds from exercise of Series D warrants	—	80,372	84,106

Net cash provided by financing activities	79,535	55,753	31,356

Net increase in cash and cash equivalents	40,974	31,053	25,832
Cash and cash equivalents at beginning of year	88	41,062	72,115

Cash and cash equivalents at end of year	$41,062	$72,115	97,947

RENREN INC.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

NOTES TO THE FINANCIAL STATEMENTS

1.	BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statement except that the Parent Company used the equity method to account for investments in its subsidiaries and VIE.

The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries and VIE were over the 25% of the consolidated net assets of the Group as of December 31, 2010.

2.	INVESTMENTS IN SUBSIDIARIES

The Parent Company and its subsidiaries and VIE were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries and VIE were reported using the equity method of accounting. The Parent Company’s share of income (loss) from its subsidiaries and VIE were reported as share of income (loss) of subsidiaries and VIE in the accompanying parent company financial statements.

53,100,000 American Depositary Shares

Renren Inc.

Representing 159,300,000 Class A Ordinary Shares

Morgan Stanley	Deutsche Bank Securities	Credit Suisse

BofA Merrill Lynch	Jefferies

Pacific Crest Securities	Oppenheimer & Co.

Through and including             , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.4 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). No underwriters were involved in any of these issuances.

Purchaser	Date of Sale or Issuance	Number of Securities*	Consideration (US$)	Securities Registration Exemptions

Lake Partners, LLC	March 16, 2009	21,430 ordinary shares	Approximately US$11,000	Section 4(2) of the Securities Act(1)

Joho Capital and certain affiliates of SBI Investment Co., Ltd.	April 4, 2008	3,133,438 series D preferred shares	Approximately US$30 million	Section 4(2) of the Securities Act(1)

SOFTBANK CORP.	April 4, 2008	10,071,763 series D preferred shares	Approximately US$100 million	Section 4(2) of the Securities Act(1)

SOFTBANK CORP.	April 4, 2008	Warrants to purchase 30,215,288 series D preferred shares	Approximately US$315 million as amended on July 1, 2009, subject to adjustments	Section 4(2) of the Securities Act(1)

Apercen Ventures I LLC	November 16, 2010	300,000 ordinary shares	Approximately US$2.1 million	Section 4(2) of the Securities Act(1)

Two executive officers	October 22, 2010	700,000 ordinary shares	Promissory notes of US$4.9 million bearing an interest rate of 5.6% per annum	Section 4(2) of the Securities Act(1)

Directors, officers, advisors and employees	Various dates	Options to purchase 5,565,313 ordinary shares	Services to our company	Rule 701 under the Securities Act(2)

*	The information contained in this table does not give effect to the ten-for-one share split that became effective on March 25, 2011.
(1)	To our knowledge, each of the investors acquired the securities for its own account for investment only and not with a view to or for sale in connection with any distribution thereof, and had adequate access, through their relationships with us, to information about us prior to their purchase of our securities.
(2)	See “Management—Equity Incentive Plans” for a description of the principal terms of the plans. The aggregate amount of ordinary shares underlying the share options granted during any consecutive 12-month period has not exceeded 15% of our outstanding ordinary shares (including ordinary shares into which our issued and outstanding preferred shares will automatically convert immediately upon the completion of this offering) as of December 31, 2010.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People’s Republic of China, on April 18, 2011.

Renren Inc.

By:	/s/ Joseph Chen
Name:	Joseph Chen
Title:	Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on April 18, 2011.

Signature		Title

/s/ Joseph Chen		Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
Name:	Joseph Chen

/s/ Hui Huang		Chief Financial Officer (principal financial and accounting officer)
Name:	Hui Huang

*
Name:	James Jian Liu	Director

*
Name:	Katsumasa Niki	Director

*
Name:	David K. Chao	Director

*
Name:	Matthew Nimetz	Director

*By:	/s/ Joseph Chen
Name:	Joseph Chen, Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of Renren Inc., has signed this registration statement or amendment thereto in New York, on April 18, 2011.

Authorized U.S. Representative

By:	/s/ Kate Ledyard
Name:	Kate Ledyard, on behalf of Law Debenture Corporate Services Inc.
Title:	Manager

Renren Inc.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1†	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (effective immediately prior to the completion of this offering)

4.1†	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2†	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.3†	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts

4.4†	Amended and Restated Voting Agreement between the Registrant and other parties therein dated as of April 4, 2008, as amended

4.5†	Amended and Restated Right of First Offer and Co-Sale Agreement between the Registrant and other parties therein dated as of April 4, 2008, as amended

4.6†	Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein dated as of April 4, 2008, as amended

4.7†	Agreement regarding Director Appointment between the Registrant and SOFTBANK CORP. dated as of July 2, 2009

5.1†	Form of Opinion of Appleby regarding the validity of the ordinary shares being registered

8.1†	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters

8.2†	Form of Opinion of TransAsia Lawyers regarding certain PRC tax matters

8.3†	Form of Opinion of Appleby regarding certain Cayman Islands tax matters

10.1†	2006 Equity Incentive Plan

10.2†	2008 Equity Incentive Plan

10.3†	2009 Equity Incentive Plan

10.4†	2011 Share Incentive Plan

10.5†	Form of Indemnification Agreement between the Registrant and its directors and officers

10.6†	Form of Employment Agreement between the Registrant and the officers of the Registrant

10.7†	Business Operations Agreement, dated as of December 23, 2010, among Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng

10.8†	Amended and Restated Equity Option Agreements, dated as of December 23, 2010, among Qianxiang Shiji and the shareholders of Qianxiang Tiancheng

10.9†	Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, among Qianxiang Shiji and the shareholders of Qianxiang Tiancheng

10.10†	Power of Attorney, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng

10.11†	Spousal Consents, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng

10.12†	Amended and Restated Loan Agreements, dated as of December 23, 2010, among Qianxiang Shiji and the shareholders of Qianxiang Tiancheng

10.13†	Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, among Qianxiang Shiji and Qianxiang Tiancheng

Exhibit Number	Description of Document

10.14†	Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, among Qianxiang Shiji and Qianxiang Tiancheng

10.15†	Share Purchase Agreement, dated as of December 30, 2010, among Renren Inc. and Oak Pacific Holdings

10.16†	Series D Securities Purchase Agreement between the Registrant and SOFTBANK CORP. dated as of April 4, 2008

10.17†	First Amendment to the Series D Securities Purchase Agreement between the Registrant and SOFTBANK CORP. dated as of July 2, 2009

10.18†	Amended and Restated Series D Preferred Share Purchase Warrant (2009) between the Registrant and SOFTBANK CORP. dated as of July 2, 2009

10.19†	Second Amended and Restated Series D Preferred Share Purchase Warrant (2010) between the Registrant and SOFTBANK CORP. dated as of December 2010

10.20†	Subscription Agreement, dated as of April 15, 2011, among the Registrant and the parties named therein.

10.21†	Form of Registration Rights Agreement.

21.1†	Subsidiaries of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm

23.2†	Consent of Appleby (included in Exhibit 5.1)

23.3†	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)

23.4†	Consent of TransAsia Lawyers (included in Exhibit 8.2)

23.5†	Consent of Marsh Financial Advisory Services Limited

23.6†	Consent of Derek Palaschuk

23.7†	Consent of Ruigang Li

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Form of Opinion of TransAsia Lawyers, counsel to Renren Inc., regarding certain PRC legal matters

*	To be filed by amendment.
†	Previously filed.